AIS
With you, Always



WITH YOU, ALWAYS

Annual Report 2008
Advanced Info Service Public Company Limited

AIS
With you, Always

CONTENTS

Always Keep You





With extensive nationwide network coverage and 18 years of continuing network development,

AIS strives for even better quality network to ensure constant connection whenever and wherever you need communications.

AIS has continuously upgraded the network compatible to and capable of cutting edge technology such as HSPA, WiMAX, with high speed data transmission.

Not only does AIS strive for the most advanced communication technology but we also focus on environmental friendly energy, introducing innovative use of alternative energy to reduce global warming. Some of AIS's base stations are currently operated by solar energy and wind energy.

Always Take Care of You





Our motto, "More Than A Duty"

AIS is committed to service excellence, continuously creating a wide range of services to respond to your ever-changing needs of instant and convenient mobile communications. More importantly, we take great pride in taking good care of our customers. Our motto, "More Than A Duty" exemplifies our staff's dedication to serve our customers by giving the best help and advice to our customers.

AIS ensures that help is always with you whenever you want. Always at your service are our 1175 CALL CENTER 24 hours a day, everyday, AIS Serenade Shops, AIS Shops, and nationwide Telewiz. Whatever your lifestyle is, whatever your needs are, AIS are ready to service you.





Always Deliver Creative Solutions to You

Innovative technology is the key to AIS's outstanding position, enabling us to meet our customers' demands and needs.

AIS creates an array of services that make life simpler and more convenient. Tailored to customer's individual need, AIS services provide personalized assistance that offers creative solutions to customers.

- **3G:** Broadband wireless internet turning your call to a real time video call.
- **Mobile Internet:** Surfing the internet with unlimited access on your mobile phone.
- **mPAY:** Easy and convenient financial transactions. Just click from your mobile phone.



Always Give You More

To express our appreciation for you trust in our service,

AIS offers a wide range of special privileges to suit your lifestyle.

For example, special discount on coach and train tickets. Exclusive privileges for modern lifestyle such as special movie ticket at only 60 baht, discounts for shopping and dining, free calls all day on your birthday.

Latest privilege includes bonus point collection for every call you make. Your bonus points can be redeemed for many special rewards.


Always
Support
Thai Society



Fully aware of our social responsibility,

AIS actively takes part in making social contributions toward sustainable social development and long-term social improvement.

In particular, we pay special attention to support family institution. Dedicating to be a role model of corporate citizenship, AIS promotes our staff's awareness of social responsibilities and social volunteer spirit, organizing various activities for the betterment of the Thai society and the well-being of the Thai people.

Corporate Social Responsibility (CSR)



For the past 18 years, AIS has maintained an ideology of excellence and responsibility in corporate governance by constantly striving to strengthen Thai society and the unbreakable bonds that hold its citizens together. It is with great humbleness and respect that the Company continues its efforts to support and encourage Thais, from all walks of life, towards creating a better future for their friends, family and neighbors.

Continuing this tradition of strong corporate social responsibility, the Company has established four main activity platforms through which it seeks to benefit the lives of all Thais: Supporting and Strengthening Families, Being a Positive Role Model for Society, Generating Opportunities for Societal Development and Raising the Societal Consciousness of AIS Employees.


สานรัก

Supporting and Strengthening Families

Rapidly changing economic and societal conditions combined with the explosive rise of modern communication technologies have created unprecedented challenges for Thai families. Mothers, fathers, and care providers, faced with the pressing and often overwhelming need to provide financial support for their dependents, are being forced, in record numbers, to leave the traditional home in search of work. Separated from their loved ones, hard-working parents are struggling to maintain a consistent presence in the lives of their children. As a provider of telecommunications technology, AIS embraces its role as a link helping to bridge this modern day communication divide and has implemented the **Sarn Rak Project** to help connect Thai families. The following activities are some the highlights from this program :






AIS





- **"Good Memories"** – television commercial to promote family values under the concept: **"When all is lost, family is always with you"**. This television commercial depicts a life that was so desperate as a result of financial failure that suicide became the only option. In the end, however, the person comes around and realizes that, despite the deep financial loss, one's family is still there to help bring us through the tough times.

- **"AIS Family Rally for Sai Jai Thai"** – the Finalist received an award bestowed by Her Royal Highness Princess Maha Chakri Sirindhorn. This activity was aimed at building good relations within the family. Proceeds from the event went towards supporting Sai Jai Thai foundation.

- **"AIS Family Walk Rally for the Anandamahidol Foundation"** – the Finalist received an award bestowed by Her Royal Highness Princess Maha Chakri Sirindhorn, with proceeds going to the Anadamahidol foundation.

- **Family Pamphlet** – tips and suggestions from respected academics on building strong ties within the family and contemporary child rearing techniques.





Being a Positive Role Model for Society




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Contemporary city life is exerting new pressures on many individuals to relentlessly seek, both personally and professionally, greater wealth, status, and visibility. These societal forces of materialism and self-promotion have begun to erode the foundation of communal importance as people compete with each other in pursuit of their own individual interests. Yet despite the growing influence of this "bottom-line" mentality, there are still people who are working to provide opportunities and assistance to those less fortunate. These individuals are reaching out to the youth of our society and finding ways to provide them with an education, both in the classroom and in life. AIS recognizes the importance and vital necessity of the work these people are conducting and is committed to highlighting and supporting these efforts to improve the lives of others. The following ongoing programs are some of the key ways AIS has contributed to the efforts of these societal role models :

- Production of documentary television program called **"Sarn Rak Kon Keng, Hua Jai Krang (Strong Heart, Great Man)"** which features true stories of a Thai youths who face family problems and lacks educational funding while making the effort to excel in their studies. AIS provides educational scholarship until Bachelor Degree level. Currently, there are 365 students have been awarded scholarships, with 20 having already graduated.

- **Sarn Rak Kon Keng, Hua Jai Krang Tour** – invites youth from the **"Sarn Rak Kon Keng, Hua Jai Krang"** project to serve as mentors and role models to teenagers in youth correction centers, schools, religious institutions and foster homes. This activity helps underprivileged students realize the power of education and motivates them to strive for excellence by exposing them to these positive role models. Through the **"Sarn Rak Kon Keng, Hua Jai Krang Tour"** AIS helps open dialogue and exchange of ideas that work to encourage more youths to look up to these positive role models and begin to realize that their dreams can come true.

- **Sarn Rak Kon Keng, Hua Jai Krang CDs** – distribution of CDs of television programs to various institutions such as schools, religious organizations, and youth correction centers to be used as tools for building strong morals and ethics. More than 200,000 copies have been distributed so far.

- **Royal Compositions Project** – launched to commemorate the 80th birthday of His Majesty King Bhumibol, AIS produced 10,000 master copies of music from a variety of genres ranging from medleys, solo piano, and big band music under the title **"H.M. Compositions-Music for All Time"**. This project was conducted in an effort to celebrate the King's broad musical ingenuity. The CDs have been distributed to school libraries and institutes for the vision impaired, e.g., The Thailand Association for the Blind.

- **Company Visit Project** – designed to create a channel for public and priva te entities to observe activities within the Company. The main objective was to foster the exchange of knowledge and best practices with all visitors.

Generating Opportunities for Societal Development





AIS strongly believes in generating opportunities to improve the overall well-being and happiness of Thai society by backing efforts to promote sufficiency economic principles and community based assistance programs. The Company readily assisted in areas where support was needed. The following are examples of where AIS contributed :

- **AIS Water Shortage Relief Project** – in observance of the 60th anniversary of the King's accession to the throne, AIS and the Thai public heeded his Majesty's call to begin conserving water resources more responsibly. AIS has taken up the fight to conserve water by initiating the **"AIS Water Shortage Relief Project"** project to provide water tanks made from a durable, non-rusting material to prevent unnecessary waste from contaminated water. The project is currently in its third year with over 10,000 tanks having been donated to villages nation-wide.

- **Relief Effort for Natural Disasters (Cold Climate and Flood)** – AIS continued to donate blankets and survival kits for those who have been afflicted by natural disasters and emergencies.

- **AIS Call Center to create job opportunity for blind and deaf people** – AIS demonstrated its ongoing commitment to give physically challenged youth opportunities to provide for their families by becoming AIS Call Center agents and receiving benefits equal to those of regular employees.

- **AIS Fund for Senior Citizens through Rajaprajanugroh Foundation** – AIS continued to make its yearly donation of five million Thai Baht to support this cause. So far, the sum of the Company's annual donations has totaled thirty-five million Thai Baht.

- **AIS Career Guidance for University Seniors** – this activity provided career workshops for college seniors to prepare them for entry into the job market. The project was initiated in 2007 and has so far provided guidance to over 2,000 students.







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- **AIS Sarn Rak Children Development Centers** – this ongoing project is aimed at lessening the burden on parents with young children, especially those in rural areas where both parents work full-time. The nursery-style daycare centers are open to children from the ages of 3-6 years old. AIS is responsible primarily for setting up the facilities at which time they are transferred to the care of local government administrations (TAO-Tambon Administrative Organization). Current centers in operation are located in Baan Ta Ngam (Kalasin), Bann Hadyai (Pissanulok), and Baan Mae Sao (Chiang Mai).

- **"AIS Sports Grounds"** – were constructed to promote fit and healthy lifestyles for Thai youth and the general population. AIS Sports Grounds are designed to provide a safe space for exercising and participating in outdoor sports activities. Furthermore, the AIS Sports Grounds were built in hopes of encouraging youth to be proactive and use their time in a beneficial manner instead of wasting it engaging in illegal activities. The selected areas were six public parks in Bangkok and other provinces. Lighting within the facilities has also been provided.

- **"AIS's Equipment Support for Traffic Police"** – implemented in conjunction with the Royal Thai Police, this program enhances the capabilities of each officer by providing them with the proper equipment necessary to conduct their jobs effectively. Primary support for this program was provided through the construction of 96 traffic boxes installed throughout the country.

- **AIS Smiles on Children's Day** – fun activities provided for kids with physical and/or mental disabilities to encourage their participation and inclusion in the nationwide Children's Day celebration.

- **Mobile Mini Libraries in Southern Thailand** – AIS initiated this project in the southern part of the country to help meet the educational and developmental needs of elementary students at 200 schools in the areas of Yala, Narathiwat, Pattani, Songkla, and Satun. This project works to provide opportunities for children in these areas to stimulate their intellectual development by fostering a love for reading and the pursuit of knowledge.

Raising the Societal Consciousness of AIS Employees

AIS continues to promote awareness among its employees for the need to engage in Corporate Social Responsibility and the positive impact it can have on society. The following activities are some of the ways AIS is fulfilling it commitment to strengthening the societal consciousness of its employees :

- **Rural School Development** – this service project was launched to provide opportunities for AIS employees to assist in the improvement and maintenance of rural school facilities, such as the exterior facade and canteen areas, to create a better learning environment for the students. Moreover, AIS also made numerous donations of sports equipment to local schools. Efforts to improve the lives of rural school children have been conducted with the aim of fostering a broader sense of goodwill and charity amongst the citizens in these communities.

- **Service projects for Charity** – AIS employees joined efforts to make donations of money, clothes, and equipment to several charity causes such as the Phayathai School for the Blind, the Baan Nonthabhoom orphanage, and the Bang Khae Nursing home.

- **AIS Stop Global Warming Campaign** – AIS understands the severity and magnitude of Global Warming but also realizes how planting trees and preserving our forests can help reduce the impact of our carbon footprint. Therefore, AIS employees organized a "Save Our Forests Day" in Petchburi where participants from the Company and the local community joined together to plant trees. Furthering efforts to combat Global Warming, in 2008, AIS employees actively encouraged each other to reduce their use of plastic bags by opting for cloth alternatives instead.

- **Give light, Give Knowledge** – this program was created to give AIS employees opportunities to take turns tutoring children at the Bangkok School for the Blind and promote AIS' desire to extend careers to persons with visual disabilities.

- **AIS Sport Charity** – AIS brought in educational materials and sports equipment to up-country schools and sponsored a sports day event. The activity was most recently conducted at Wat Nong Taming in the Lopburi province.

- **AIS Traffic Radio FM 91** – In collaboration with Traffic Radio FM.91, AIS trained its employees and Call Center Unit 1175 to be able to respond to emergency calls and traffic inquiries. Furthermore, the company established a free hot line (1644) where AIS' 26 million subscribers could call in to get information regarding, traffic directions, breaking news, sudden emergencies, and personal safety.













For the past 18 years, AIS has been at the forefront of efforts to help make Thai society a peaceful and stable one.

In 2008, AIS saw generous support from the public in response to our numerous CSR activities. Notably, the company received several awards and recognitions, one of which was for "Outstanding TVC" from the Mental Health Department, Ministry of Public Health. Furthermore, AIS received the "Kon Dee Kid Dee SangKhom Dee award 2008", from the National Culture Commission, Ministry of Culture for the television program "Sarn Rak Kon Keng, Hua Jai Krang".

These recognitions will act as great encouragement for the management and staff of AIS to continue generating projects while maintaining the existing ones for the benefit of the Thai people as AIS will "With you, Always".



Financial & Operating Highlights

Largest wireless operator in Thailand

No.1 market share by revenue


AIS 52%
Hutch 3%
True Move 13%
DTAC 32%

*Also the largest market share by subscriber of 45%

Nationwide coverage

>14,000 base stations

Covering >97% of populated area



Solid revenue cash operating profit


Total revenue
Growth
Baht : million
120,000
100,000
80,000
60,000
40,000
20,000
0
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-1%
19%
2%
2006
2007
2008

*Revenues from 2007 onwards include gross interconnection revenue


EBITDA
Growth
Baht : million
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
-12%
3%
6%
2006
2007
2008

Strong cash flow generation and capital structure


Annual investment
Free cash flow
Baht : million
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
13,325
18,748
25,395
20,097
17,105
12,586
2006
2007
2008


Debt to equity
Net debt to EBITDA
Unit : X
0.60
0.50
0.40
0.30
0.20
0.10
0.00
0.43
0.48
0.40
0.50
0.47
0.39
2006
2007
2008

Consistent return to shareholders


Dividend per share
Unit : Baht per share
7
6
5
4
3
2
1
0
115%
114%
114%
6.30
6.30
6.30
2006
2007
2008


Recurring net profit
Return on equity
Baht : million
20,000
19,000
18,000
17,000
16,000
15,000
14,000
13,000
12,000
11,000
10,000
30%
25%
20%
15%
10%
5%
21%
21%
25%
2006
2007
2008

FINANCIAL HIGHLIGHT

Financial summary	2006	2007	2008
(Baht : Million)			
Service revenue	76,053	94,810	99,586
% growth	*-6%*	*25%**	*5%*
Sales revenue	15,375	13,644	11,206
% growth	*28%*	*-11%*	*-18%*
Total revenue	91,428	108,454	110,792
% growth	*-1%*	*19%**	*2%*
EBITDA	42,284	43,684	46,406
% growth	*-12%*	*3%*	*6%*
EBITDA margin	46%	40%*	42%
Net Profit	16,256	16,290	16,409
% growth	*-13%*	*0.2%*	*0.7%*
Current Assets	22,893	20,586	26,958
Fixed Assets	88,893	87,088	81,189
Total Assets	134,301	128,942	128,081
Total Liabilities	56,702	53,481	54,646
Retained Earnings	52,330	49,999	47,755
Total Equities	77,599	75,461	73,436
Operating Cash Flow	35,027	35,698	36,721
Capital Expenditure	20,097	17,105	12,586
Free Cash Flow**	13,825	18,748	25,395
Interest Coverage (x)	15	15	17
Debt Service Coverage (x)	3.3	4.5	3.7
Net Debt / EBITDA (x)	0.48	0.50	0.39
Debt to Equity (x)	0.43	0.40	0.47
Total Liabilities to Equity (x)	0.73	0.71	0.74
Free Cash Flow Yield (%)	4.8%	6.8%	10.3%
Return on Equity (%)	21%	21%	22%

*Revenues from 2007 onwards include gross interconnection revenue

**Free cash flow = EBITDA - Tax - Capital Expenditure

Message from the Chairman

Dear Shareholders,

In 2008, Advanced Info Service Public Company Limited (AIS) entered into its 19th year of relentlessly striving to provide its over 27 million customers with the best in telecommunications goods and services. AIS maintained its position as the market leader with 52% revenue market share supported by 5% year on year growth in service revenue in 2008, compared with an expected growth in the telecommunications industry of less than 4%. AIS' success over the past year was attributed to fundamental strengths in the following 3 areas:

1) AIS has the superior network quality and nationwide coverage to other operators, particularly in rural and remote areas.
2) AIS has effective marketing strategies and strong brand presence, which respond to customers' different needs and continuously provide them with a wide variety of services to choose from.
3) AIS has strong financial positions, which guaranteed that AIS could continue to invest in improving the quality of its network.

In 2008, AIS faced with challenges both from internal and external of economic pressures. For external factors, the slowdown of global economy triggered by financial crisis and recession in large economies like US and Europe and a series of slowdown in many developing/emerging markets produce an unprecedented business environment. These external problems had a significant impact on Thailand's economy due to its heavy dependence on exports for revenue. Domestically, competitive pressures in the Thai telecom industry were not as intense as in previous years since the 3 major mobile operators were obliged to pay an Interconnection Charge (IC). Consequently, mobile operators shifted their competitive focus away from pricing into other areas such as improving network quality and launching various promotional campaigns.

For 2009, AIS expects the prevailing economic conditions to persist and the impact of recession could be felt both domestically and internationally. This is likely to have an impact on the overall growth potential in the Thai telecommunications industry as a whole despite the fact that mobile phones have become commodity and indispensable in people's everyday lives. AIS's primary goal in 2009, therefore, is to maintain its revenue market share comparing to other operators while conservatively manage the investment in capex, and reduce operating costs.

The imminent approval of 3G licenses under the 2.1 GHz bandwidth is another critical factor poised to have a major impact on the Thai telecom industry in 2009. Currently, Thailand's 3G infrastructure is highly underdeveloped and AIS is primed to capture the business potential that 3G communications are expected to generate. The introduction of 3G technology will give consumers faster and easier access to information and media. Furthermore, 3G new license will open up new opportunities and business continuity for AIS as it will extend the period of mobile operation from the existing contract which is set to expired in 2015. AIS currently provides 3G services under the 900 MHz bandwidth in restricted areas of Chiang Mai and Bangkok. AIS believes that these small-scale rollouts of 3G technology and services will position the Company to better understand the usage patterns and needs of 3G consumers. AIS's advancements in the 3G arena reinforce the Company's brand image as Thailand's market leader in providing cutting-edge technology and services.

Going forward in 2009, AIS will continue its dedication to achieving the highest levels of customer satisfaction and support - a core business ethos we have encapsulated in the new slogan, **"With you, Always"**. Our primary goal is to provide the best customer experience at every level and integrate and expand our service options to provide complete solutions to an even broader spectrum of consumer needs. **"With you, Always"** is the banner principle from which we have derived 5 focal points of customer service support that we are committed to delivering in 2009 starting with "Always keep you connected" by continuously improving our **Best Network Quality**. AIS understands that staying connected to friends, family, and colleagues is very important to our customers, so we are dedicated to improving the quality and size of our network. Furthermore, we are firmly resolved to grow our network in an environmentally responsible manner and to continue implementing "Green Network" technologies such as solar cells and biodiesels that will enable us to operate base stations and telephone exchange systems with less waste and greater efficiency. Next, AIS is committed to "Always Take Care of You" **(Service Excellence)** which we hope will make our customers feel that AIS is in tune with their needs and ready to "Always Deliver Creative Solutions to You" **(Service advancement)** to meet those needs with innovation and timeliness. Believing that it is our privilege to serve each of our customers, AIS strives to reciprocate by "Always offering lifestyle enhancing privileges" **(More Privileges)** to our customers that will provide greater convenience, fun, and joy to their daily lives. Not only is AIS dedicated to creating great customer experiences but we also feel that it is our responsibility to "Always Support Thai society" **(Corporate Social Responsibility)** and support the family unit because in today's technology and media driven world, traditional forms of communication among family members have started to deteriorate. AIS feels that as a telecommunications company we can help find ways to bridge those communication gaps and bring families back together. Finally, AIS pledges to "Always serve as a role model by seeking opportunities to help Thai society" (Role modelling and societal contribution). We understand that our actions in society can serve as a positive example for others to follow and we embrace this responsibility with the utmost reverence and sincerity.

AIS is very conscious of the fact that transparent and responsible management is critical to the interest of its shareholders. In 2008, AIS launched several initiatives to foster adherence to good corporate governance such as, increasing the authority of Nomination and Corporate Governance Committee to look into business activities and transactions for the purposes of ensuring that the Company is regularly conducting its business according to good corporate governance policies as defined by the Stock Exchange of Thailand. Furthermore, in 2008 AIS Annual General Meeting of Shareholders was observed and evaluated by the Securities Exchange Commission (SEC) and the Thai Investors Association to ensure its compliance with good corporate governance principles. A rating of **"excellent"** was conferred based on the AGM Checklist standard, which was an improvement over AIS' score from the previous year. Finally, in preparation for the 2009 Annual General Meeting of Shareholders, AIS has allowed the shareholders to purpose the agenda and nominate the names of qualified persons to be elected as the Company's directors in advance.

In addition to high marks for corporate governance, AIS was also recognized for its operational and service excellence by several leading institutes and independent industry groups:

- **Brandage Magazine** surveyed and ranked AIS's mobile systems, GSM advance and One-2-Call!, respectively, as the 1st and 2nd most admired brand in Thailand for 2008.
- **The Wall Street Journal Asia** selected AIS as the 7th ranked company in its 2007 annual survey of Thailand's top 10 leading companies - the only Thai mobile operator to make this list which was included in the WSJA's ranking of the 200 Most Pleasurable Companies in Asia. Furthermore, AIS was the only Thai mobile operator to be recognized for the exceptional quality of its goods and services in the WSJA's survey.
- **Asian Mobile News Magazine**, a leading industry magazine in Singapore, selected AIS as the Asian Mobile Operator of the Year 2008, as chosen from the collective group of Asian mobile operators from Korea, Hong Kong, Philippine, Indonesia, Japan, and Singapore, and was also awarded Mobile Operator of the Year, Thailand 2008.
- AIS was ranked 4th in The **Asset magazine's** annual list of the Best in Corporate Governance in Thailand 2008, and was the only Thai telecommunications company to receive this distinction.

AIS would like to take this opportunity to thank all our shareholders, customers and business partners whose valuable support has helped drive the company's growth and stability over the past 18 years. In 2009, AIS pledges to conduct business with the highest standards of professionalism, corporate governance, and CSR in our continued efforts to be a world class provider of integrated telecommunication goods and services. We will stand by our commitment to be **"With you, Always"** and fulfil our promise to ensure the perpetual well being of Thai people and society.

P. Limpaphayom

Dr. Paiboon Limpaphayom
Chairman of the Board of Directors



Message from CEO

Dear Shareholders & Valued Clients



During the last two quarters, the whole world witnessed dramatic events of an unprecedented nature. Unlike any previous crisis, this financial **"Perfect Storm"** cannot be addressed by any existing management playbook. This ***Perfect Storm*** occurred both inside and outside Thailand, in fact, it occurred everywhere in the world. The financial impacts are unprecedented as it wiped businesses to inconceivable levels. As a result, consumer demands for all business sectors are falling, together with consumer's confident on their future incomes. For AIS, to counter this phenomenon, we all have to fall back on the basics: **improve efficiencies** and **reduce cost**, while we stay together as a team to weather this bad storm.



There is a bright note: AIS has demonstrated that we can step up to this challenge with a continued year-on-year (y-o-y) revenue growth during this challenging time. In 2008, service revenues grew 5% y-o-y from 2007 amidst economic slowdown. Some people said the reason why AIS had minimal impact from this financial crisis was due to the Company's **"Independent Position"** in the market. ***Independent Position*** in their sense means AIS is political neutral while the kingdom experiences political unrest from the street rallies of the 2 parties with extreme political differences. Some people claimed it was a coincidence, while others believed it was due to our dominant position in Thai mobile market.



The fact is that the economic slowdown did impact AIS, but with a lag time effect. This gave our management team an opportunity to have lead time to plan their strategies to cope with the problems. In order for our organization to survive during this tough time, our staffs must unite as a team to help the management accomplished this goal. The supports came from various directions; from **Network Operation** to **Engineering** to **Back Offices** all the way to the **Front Line Sales**. They all coordinately worked hard to help the organization grew, while in many possible areas, tried to reduce cost significantly particularly marketing expenditures and operating costs.

With the turbulent times we are living through, the value of a strong management team who can lead and shape the industry with buy-in from the entire AIS staff is crucial to our success. While we are witnessing the slowdown in voice revenues, we continue to see strong growth momentum in revenues from non-voices and corporate solutions. For instance, we have also started a program to transform our sales team to focus more on solution selling, while maintaining our leadership position in innovation and customer experience. These will be the key attributes in winning the upcountry and SME market, where we traditionally have a strong brand presence and there is a strong growth of mobile usage.

On a final note, we would ask that our investors to remain focused on our long-term objectives amidst the financial turmoil. Crisis like this is also an opportunity for us to show our best and serve our customers better. We would also like to reiterate our commitment to deliver **the best network, best privilege, best customer service advancement, best call center and best socially responsible corporate** in Thailand.

As a CEO, I do believe that no matter who will be in this position would do the same as I did. In any circumstances, that person would drive AIS to the level of sustainable growth, with the coordination from the capable management team and strong team supports of AIS staffs.

Year 2009 will remain as challenging. We are confident that together we can ride through this financial storm and emerge stronger as a team.



V. Sripratahs.

Mr. Vikrom Sriprataks
Chief Executive Officer

Audit Committee Report 2008

To the Shareholders of Advanced Info Service Public Company Limited

The Audit Committee of Advanced Info Service Public Company Limited consists of three independent directors with combined experience in finance, accounting, law, and business administration : Mr Aviruth Wongbuddhapitak as Chairman, Mrs Tasanee Manorot and Mr Surasak Vajasit as Committee members, with Mrs Suvimon Kulalert as Secretary. All members possess adequate qualifications for their posts as specified by the Audit Committee Charter and in accordance with the Stock Exchange of Thailand's regulations and Best Practice guidelines.

The Committee performed its duties and responsibilities, as assigned by the Board of Directors, supervising and overseeing the Company's state of affairs, ensuring that the collective body of Management and Executive Directors acted with accountability towards shareholders and executed their duties with honesty, responsibility, and in accordance with Company's policies.

The Committee held a total of 12 meetings[1/] in the fiscal year 2008, all of which were convened with full attendance. At those meetings, the Committee discussed and shared opinions with senior management, internal auditors, and the external auditor on matters related to the Company's business, which can be summarized as follows :

1. The Audit Committee reviewed the Company's quarterly and annual financial statements as well as the consolidated financial statements for 2008, which had already been reviewed and audited by the external auditor, and submitted them to the Board of Directors for approval. The Committee invited Management and the external auditor to the meetings to review the accuracy and completeness of the financial statements, adjustments made to accounting entries which significantly affect them, and the adequacy of financial disclosure. In addition, the Committee considered and acknowledged the management letter and audit plan that were proposed by the external auditor. The Committee also held a special meeting with the external auditor for which Management was not in attendance.

   The Committee came to the conclusion that the internal control systems of the financial reporting process were adequate to ensure that the financial statements accurately depicted the Company's financial status and operating results. Furthermore, it was determined that the financial statements were in accordance with all legally defined accounting principles and were adequately and promptly disclosed for the benefit of shareholders, investors, and users of such statements for the purposes of making informed investment decisions.

Remark : 1/ From March 2008 to February 2009

2. The Audit Committee reviewed and expressed its opinion on connected transactions executed by the Company with related parties whose interests were deemed to be in possible conflict with those of the Company. This review included the sufficiency of the disclosure of these transactions in compliance with the requirements of the Stock Exchange of Thailand.

The Committee came to the conclusion that the aforementioned transactions were conducted by Management fairly and priced to maximize benefit to the Company. In summary, these transactions were accurately and adequately disclosed.

3. The Audit Committee, in conjunction with the Company's Internal Legal Counsel and Compliance Department, reviewed adherence to Securities and Exchange laws, regulations of the Stock Exchange of Thailand, and other relevant laws. This included the Securities and Exchange Acts, regulations of the Securities and Exchange Commission, the Public Company Act, the Electronic Crime Act, rules and regulations of the National Telecommunications Commission (NTC), the Revenue Code, Labour Law, business commitments with third party agreements, and other lawsuits.

From a total of 9 meetings with the Compliance and Legal departments, the Committee determined that the Company was in compliance with all applicable regulatory requirements. In the notes provided in the financial statements, the Committee and external auditor have fully disclosed all relevant issues under dispute which the Management believes that such issues shall turn out to be the Company's favour.

4. The Audit Committee reviewed all internal control systems and their efficacy towards ensuring that the Company's business was efficiently and effectively conducted in the pursuit of achieving performance goals. The Committee reviewed 80 internal audit reports for 2008 and evaluated internal controls and risk management systems based on the COSO-ERM concept (The Committee of Sponsoring Organisations of the Treadway Commission - Enterprise Risk Management), all of which were executed by internal auditors. Furthermore, the Committee reviewed internal control systems of key business processes such as the IT Security Systems, marketing systems, and network and service quality management systems. In addition, the Committee evaluated management control systems, financial control systems, and compliance control systems based on guidelines from the office of the Securities and Exchange Commission.

No major structural weaknesses or significant errors were discovered in the internal control systems, which is in line with the external auditor's independent evaluation. Consequently, the Committee concluded that internal control systems were adequate and performed as benchmarked. This included the internal environment, risk assessment, control activities, information and communication, and monitoring systems.

5. The Audit Committee conducted a review to ensure that the risk management system has been established appropriately, by receiving a report as proposed by the Risk Management Committee as well as providing recommendations on a regular basis. The Company's "significant risks" are disclosed in this Annual Report.

6. The Audit Committee was responsible for overseeing the Internal Audit to ensure that all internal audit activities were performed effectively, efficiently and carried out in a manner most equitable to the Company and its stakeholders. In doing so, the Committee reviewed its mission statement, scope of work, and responsibilities. Furthermore, the Committee approved the internal audit plan for 2009, which focuses on monitoring and managing the Company's key risk areas.

The Committee also reviewed internal audit reports, performance as shown by the key performance indicators, and the performance of the Chief Audit Executive. The results from the internal audit's quality assessment were derived from ongoing internal reviews and self assessment, outcomes of

satisfaction surveys from the Committee, Management and all levels of auditees, and the competency plans from individual development programs.

The Committee concluded that the comprehensive body of internal audit processes and systems were being performed independently, effectively, and in accordance with Company's goals and key risk areas. The internal audit process also demonstrated continuous improvement, and internal auditors successfully implemented development programs to improve and ensure conformity with international standards.

7. The Audit Committee submitted its quarterly reports to the Board of Directors, which provided useful recommendations to Management to improve overseeing business efficiency which were adopted.

8. The Audit Committee reviewed the Audit Committee Charter and proposed amendments to the Board of Directors for approval. These included the Committee's qualifications, scope of work and duties, and meetings. The Audit Committee Charter was formed to be consistent with the Company's Corporate Governance Policy, and in line with Best Practice guidelines from the Stock Exchange of Thailand and Securities and Exchange Acts.

9. The Audit Committee took into consideration the nomination and appointment of the external auditor and the annual audit fee for 2009. This process entailed assessing of the current external auditor for the its independence, performance from the year 2008, knowledge, competency, experience in the telecommunications industry, supporting units of the audit firm, and also the competitiveness of the audit fee as one of the prioritize consideration.

The Committee concluded that the external auditors from KPMG Phoomchai Audit Ltd. acted independently and demonstrated a sufficient degree of knowledge and experience required for the purposes of conducting the Company's external audit with a competitive audit fee. The Committee subsequently proposed that the same external auditor, KPMG Phoomchai Audit Ltd., be appointed as the official certified public accountant of the Company for 2009. This recommendation was made to the Board of Directors prior to being presented for approval at the general shareholders meeting.

10. The Audit Committee conducted its performance self assessment, which consisted of reviewing its composition, meetings, activities, and dealings with management and the external auditor. This self-assessment was benchmarked against Best Practice guidelines from the Stock Exchange of Thailand and the Audit Committee Charter.

The Committee came to the conclusion that its scope of work and performance were consistent with Best Practice guidelines and the Audit Committee Charter, effectively aiding in the fulfilment of good Corporate Governance.

The Audit Committee exercised proper judgement and independently fulfilled its duties and responsibilities with a high degree of competency and circumspection. The Committee had full access to all pertinent information from Management, employees, and associated parties. Furthermore, the Committee gave comments and recommendations regarding the equitable treatment of the Company's stakeholders.

In summary, the Audit Committee determined that the Board of Directors, Management, and Executive Directors all performed ethically with the intent to conduct their job functions professionally in pursuit of the Company's performance goals. Furthermore, it concluded that the Company is fully committed to, and see effective Corporate Governance as vital to its business and has established concise and appropriate risk management and internal control systems.

Mr. Aviruth Wongbuddhapitak **Chairman of the Audit Committee**	**Mrs. Tasanee Manorot** **Audit Committee member**	**Mr. Surasak Vajasit** **Audit Committee member**

Securities Information

The Company name	:	Advanced Info Service Public Company Limited
Symbol for trading	:	ADVANC
Registered date on the SET	:	5 November 1991
Market capitalization	:	Baht 235 billion or US$ 6.7 billion (as of 30 December 2008)
Authorized capital	:	Baht 4,997,459,800.00
Paid-up capital	:	Baht 2,961,739,547.00
Total shareholders	:	6,554 persons (as of 27 August 2008)
% Free float	:	35.99% (as of 8 January 2009)
Nature of Business	:	The Company operates cellular mobile telephone network in the 900 MHz frequency under the digital GSM technology and providing digital GSM network in the 1800 MHz frequency through its subsidiary, Digital Phone Co., Ltd. (DPC). In addition, the Company also invests in other subsidiaries covering integrated business which include the import and distribution of handset and accessories, voice and data communication service via telephone, broadband and optical fiber, payment business via mobile phone, distribution of cash card, call center service, and international telephone and gateway.
Head office	:	414 Shinawatra Tower 1 Phaholyothin Road, Samsen Nai, Phayathai, Bangkok 10400
Registered No.	:	Bor Mor Jor. 0107535000265 (Former Registered No. was Bor Mor Jor. 59)
Home Page	:	http://www.ais.co.th
Telephone	:	(66) 2299-6000
Fax	:	(66) 2299-5165

Depositary Receipt:

ADR ticker symbol	:	AVIFY
Exchange	:	OTC
Depositary	:	The Bank of New York Mellon
ADR to ORD share ratio	:	1:1
ADR CUSIP number	:	00753G103

Investment Structure of Advanced Info Service Plc.

Advanced Info Service Plc.

Service provider of Digital GSM network in the 900 MHz frequency
4,997.46 million Baht Registered Capital and 2,961.74 million Baht Paid-up Capital

Mobile from Advance Co., Ltd.
99.99%

Currently not in operation

240 million Baht paid-up capital

Data Network Solutions Co., Ltd. 1/
49.00%

Service provider of voice/ data communications via telephone line. Currently under the process of liquidation

1 Million Baht paid-up capital

Advanced Contact Center Co., Ltd.
99.99%

Service provider of call center service

272 million Baht paid-up capital

Super Broadband Network Co., Ltd. 3/
99.99%

Network operator and telecom service operator i.e. internet (ISP), International & National Internet Gateway, voice over IP, and IP television

300 million Baht paid-up capital

AIN GlobalComm Co., Ltd.
99.99%

Service provider of international telephone service / gateway

200 million Baht registered capital and 100 million Baht paid-up capital

Wireless Device Supply Co., Ltd.
99.99%

Importer and distributor of handset and accessories

50 million Baht paid-up capital

1/ Data Network Solutions Co., Ltd. registered of its cessation with the MOC on 16 December 2008, currently on process of liquidation.

2/ Advanced Wireless Network Co., Ltd. registered capital increase from 1 million Baht to 350 million Baht by issuing new capital to the Company on 18 December 2008. After the capital increase, the Company holds 99.99% of AWN.

3/ Super Broadband Network Co., Ltd. registered capital increase from 1 million Baht to 300 million Baht by issuing new capital to the Company on 21 April 2008. After the capital increase, the Company holds 99.99% of SBN.

4/ The remaining 49% of shares, holding by person who has not conflict of interest.

Advanced Mpay Co., Ltd. 99.99%

Service provider of payment business via mobile phone

300 million Baht paid-up capital

Advanced Magic Card Co., Ltd. 99.99%

Distributor of cash card business

250 million Baht paid-up capital

Advanced Wireless Network Co., Ltd. [2/] 99.99%

Network operator, telecom service operator and computer system provider. Currently, received an Internet License Type I and Telecommunications Business License Type III from NTC.

350 million Baht paid-up capital

Digital Phone Co., Ltd. 98.55%

Service provider of digital mobile phone network in 1800 MHz frequency

14,621.86 million Baht paid-up capital

Advanced Datanetwork Communications Co., Ltd. [4/] 51.00%

Service provider of online data communication service via telephone landlines and optical fiber

957.52 million Baht paid-up capital



Investment Structure of Shin Group


Shin Corporation Plc. 1), 2)
Advanced Info Service Plc 2)
42.67%
Digital Phone Co., Ltd.
98.55%
Advanced Datanetwork Communications Co., Ltd. 3)
51.00%
Wireless Device Supply Co., Ltd.
99.99%
Advanced Contact Center Co., Ltd.
99.99%
Advanced MPay Co., Ltd.
99.99%
Advanced Magic Card Co., Ltd.
99.99%
AIN GlobalComm Co., Ltd.
99.99%
Super Broadband Network Co., Ltd.
99.99%
Data Network Solutions Co., Ltd. 5)
49.00%
Advanced Wireless Network Co., Ltd.
99.99%
Mobile From Advance Co., Ltd.
99.99%

1) Holding Company
2) Listed Company on the Stock Exchange of Thailand
3) The remaining 49%, holding by person who does not have conflict of interest.
4) On process of set up and register the Company
5) Registered of its dissolution with the MOC on 16 December 2008, currently on process of liquidation.

As of 31 December 2008


Thaicom Plc 2)
41.14%
DTM Service Co., Ltd.
99.99%
CS Lox Info Plc 3)
39.74%
Teleinfo Media Plc
99.99%
AD venture Co., Ltd. 1)
99.99%
Shineedotcom Co., Ltd.
99.99%
Hunsa Dot Com Co., Ltd.
99.99%
Sodamag Corp Co., Ltd.
99.99%
Watta Classifieds Co., Ltd.
60.00%
N.T.U. (Thailand) Ltd.
88.52%
Shenington Investments Pte Ltd. 1)
51.00%
Mfone Co., Ltd.
100%
Lao Telecommunications Co., Ltd.
49.00%
IPSTAR Co., Ltd.
99.68%
IPSTAR Australia Pty Ltd.
100%
IPSTAR New Zealand Ltd.
100%
IPSTAR DO BRASIL 4)
100%
Star Nucleus Co., Ltd.
70.00%
Spacecode LLC
70.00%
IPSTAR International Pte. Ltd.
100%
IPSTAR Global Services Ltd.
100%
Cambodian DTV Network Ltd.
100%
ITV Plc 2)
52.92%
Artware Media Co., Ltd.
99.99%
Media Connex Co., Ltd 5)
60.00%
Matchbox Co., Ltd.
99.96%
I.T.Applications and Services Co., Ltd.
99.99%

Major Shareholders

Top ten major shareholders of Advanced Info Service Plc.

No.	Name	No. of shares held	% of issued share capital
1	SHIN CORPORATION PLC. [1/]	1,263,712,000	42.67
2	SINGTEL STRATEGIC INVESTMENTS PTE LTD AND SINGTEL INVESTED BY THAI TRUST FUND [2/]	632,039,000	21.34
3	HSBC (SINGAPORE) NOMINEES PTE LTD.	116,894,242	3.95
4	THAI NVDR CO., LTD.	45,329,125	1.53
5	MELLON NOMINEES (UK) LIMITED	43,469,400	1.47
6	LITTLEDOWN NOMINEES LIMITED	37,004,800	1.25
7	NORTRUST NOMINEES LIMITED	32,596,737	1.10
8	STATE STREET BANK AND TRUST COMPANY, FOR LONDON	29,197,201	0.99
9	STATE STREET BANK AND TRUST COMPANY	26,723,623	0.90
10	CHASE NOMINEES LIMITED 1	25,379,000	0.86
	Total	**2,252,345,128**	**76.05**

Source : by Thailand Securities Depository Co., Ltd. as of 27 August 2008

[1/] Major shareholder whose behavior can influence when determining policy or handling operation, is Shin Corporation Plc. Major shareholders of Shin Corporation Plc. are

No.	Name	No. of shares held	% of issued share capital
1	Cedar Holding Co., Ltd. *	1,742,407,239	54.43
2	Aspen Holding Co., Ltd. * [3/]	1,334,354,825	41.68
	Total	**3,076,762,064**	**96.11**

[3/] Aspen Holding Co., Ltd. holds 9,096 shares or 0.00% of paid-up capital of the Company.

Source : Thailand Securities Depository Co., Ltd. as of 29 August 2008

* **Aspen** is a company incorporated in Thailand and an indirect subsidiary of Temasek Holdings (Pte) Ltd. ("Temasek").

* **Cedar** is a company incorporated in Thailand whose shareholders are comprised of the Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holding Limited ("Cypress"), an indirect subsidiary of Temasek holding 49% of the shares in Cedar.

* **Kularb Kaew** was held by four major shareholders, namely Cypress holding 29.9% Mr. Surin Upatkoon holding 68%, Mr. Pong Sarasin holding 1.27% and Mr. Suphadej Poompipat holding 0.82%.

As of 20 January 2009, SHIN shareholding structure is as follow :


68.00%
MR. SURIN UPATKOON
29.90%
CYPRESS
1.27%
MR. PONG SARASIN
0.82%
MR. SUPHADEJ POONPIPAT
CYPRESS
SIAM COMMERCIAL BANK
KULARB KAEW
48.99%
5.78%
45.22%
ASPEN
CEDAR
41.68%
54.43%
SHIN

[2/] Major shareholder of SingTel Strategic Investments Pte Ltd is

No.	Name	% of issued share capital
1	Singapore Telecommunications Limited *	100.00

Source : Singapore Telecommunications | Annual Report 2007/2008 as of 30 May 2008

* Major shareholder of Singapore Telecommunications Limited is

No.	Name	No. of shares held	% of issued share capital
1	Temasek Holdings (Private) Limited	8,613,550,910	54.11
2	DBS Nominees Pte Ltd.	1,947,815,287	12.24

Source : Singapore Telecommunications | Annual Report 2007/2008 as of 30 May 2008

The investors can update the current major shareholders of the Company from the Company's website before the Annual General Meeting. Please visit http://www.investorrelations.ais.co.th

General Information

The Company and its subsidiaries

Update as of 31 December 2008

Company	Business	Registered Capital (Million Share)	Par Value (Baht per share)	Paid-up Capital (Million Baht)	% of Investment
Advanced Info Service Public Company Limited Head Office : 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299 6000 Fax : (66) 2299 5165 Home Page : www.ais.co.th	Service provider of Digital GSM network in the 900 MHz frequency	4,997.46	1	2,961.74	-
Its subsidiaries					
Mobile From Advance Company Limited 1 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299 6000 Fax : (66) 2299 5200	Currently not in operation	24	10	240	99.99
Digital Phone Company Limited 404 Phaholyothin Center Tower, Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299 6000 Fax : (66) 2299 5455	Service provider of digital mobile phone network in 1800 MHz frequency	1,462.19	10	14,621.86	98.55
Advanced Datanetwork Communications Company Limited (indirect via DPC) 408/157, 38th Floor, Phaholyothin Place Tower, Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2270 1900 Fax : (66) 2270 1860 Home Page : www.adc.co.th	Service provider of online data communication service via telephone landlines and optical fiber	95.75	10	957.52	51.00
Data Network Solutions Company Limited 1/ 408/157, 38th Floor, Phaholyothin Place Tower, Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2270 1900 Fax : (66) 2270 1860	Service provider of online data communication service via telephone landlines, currently under the process of liquidation	0.10	10	1	49.00
Advanced Contact Center Company Limited 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299 6000 Fax : (66) 2299 5959	Service provider of call center service	27.2	10	272	99.99
Advanced MPay Company Limited 408/60 Phaholyothin Place Tower, 15th Floor, Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2687 4808 Fax : (66) 2687 4788	Service provider of payment business via mobile phone	30	10	300	99.99
Advanced Magic Card Company Limited 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299 6000 Fax : (66) 2615 3330	Distributor of cash card business	25	10	250	99.99

Company	Business	Registered Capital (Million Share)	Par Value (Baht per share)	Paid-up Capital (Million Baht)	% of Investment
Advanced Wireless Network Company Limited [2/] 408/60 Phaholyothin Place Tower, 15th Floor, Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299 6000 Fax : (66) 2687 4986	Network operator, a telecom service operator and computer system service provider. Currently, AWN received an Internet License Type I and Telecommunications Business License Type III from NTC	3.5	100	350	99.99
Super Broadband Network Company Limited [3/] 1, 1293/9 ESV Tower, Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2270 1110 Fax : (66) 2619 8777	Network operator and a telecom service operator i.e. Service provider of internet (ISP), international & national internet gateway, International Private Leased Circuit (IPLC), Internet Protocol Virtual Private Network (IP VPN), a voice over IP, and an IP television	3	100	300	99.99
AIN GlobalComm Company Limited 408/127 Phaholyothin Place Tower, 29th Floor, Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299 6000 Fax : (66) 2278 7030	Service provider of international telephone service / gateway	2	100	100	99.99
Wireless Device Supply Company Limited 404 Phaholyothin Center Tower, Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299 5777 Fax : (66) 2299 5200	Importer and distributor of handset and accessories	0.5	100	50	99.99

[1/] Data Network Solutions Co., Ltd. registered of its cessation with the MOC on 16 December 2008, currently on a process of liquidation.

[2/] Advanced Wireless Network Co., Ltd. registered capital increase from Baht 1 million to Baht 350 million by issuing new capital to the Company on 18 December 2008. After the capital increase, the Company's stake in AWN increased from 99.93% to 99.99%.

[3/] Super Broadband Network Co., Ltd. increased the capital from Baht 1 million to Baht 300 million by issuing new capital to the Company on 21 April 2008. After the capital increase, the Company's stake in SBN increased from 99.93% to 99.99%.

Dividend Policy

The Company can pay dividends to shareholders over 40% of net profit, on the condition that the Company must receive at least an **"AA"** rating from a credit rating agency that has been approved by the Office of the Securities and Exchange Commission. This rating must be received within a period of 45 days before the approval of the dividend payment by the board of directors.

In the event that the Company is in default of principal or interest payment under the debentures in any installment, the Company shall not pay dividends in any form whatsoever to the shareholders of the Company.

The Company (and its subsidiaries) intends to pay dividends to shareholders not less than 40% of net profit after tax reported in the Consolidated Financial Statement. In the event that the Company is in default of principal or interest payment under the debentures in any installment, the Company shall not pay dividends in any form whatsoever to the shareholders of the Company. Dividend payment will depend on cash flow and investment obligation of Company and subsidiaries including any necessity and suitability in the future. And it shall not exceed the retained earnings which indicated in Company Financial Statement.

The Board of Directors



Dr. Paiboon Limpaphayom
Chairman of the Board of Directors and Independent Director



Mr. Somprasong Boonyachai [1/]
Vice-Chairman of the Board of Directors



Mr. Aviruth Wongbuddhapitak
Chairman of the Audit Committee and Independent Director



Mrs. Tasanee Manorot
Member of Audit Committee and Independent Director



Mr. Surasak Vajasit
Member of Audit Committee, and Independent Director



Mr. Suphadej Poonpipat
Director



Mr. Chakree Subprawong [2/]
Director



Mr. Allen Lew Yoong Keong
Director



Mr. Yuen Kuan Moon
Director



Mr. Vikrom Sriprataks
Director



Mr. Hubert Ng Ching-Wah [3/]
Director

[1/] Appointed as Vice-Chairman of the Board of Directors effective on 8 October 2008
[2/] Appointed to replace Mr. Vasukree Klapairee effective on 16 December 2008
[3/] Appointed to replace Ms. Nidchanun Santhavesuk effective on 10 April 2008

Summary of Profiles of the Directors and Management Team

01

Dr. Paiboon Limpaphayom — Age 67

- Chairman of The Board of Directors
- Independent Directors

Share Ratio (%) * None

Relationship with Management None

Highest Education

- Doctorate Degree Electrical Engineering
  Iowa State University, USA
- Certificate of Public Private joint defence curricum, Class 3, The National Defence College of Thailand

Working Experiences

1998 - Present	Chairman of the Board of Directors and Independent Director, Advanced Info Service Plc.
2000 - 2005	Director and Executive Director, Thai Military Bank Plc.
1999 - 2002	Vice Chairman of the Board of Directors, Shin Corporation Plc.
1993 - 1998	Director and Member of the Executive Committee, Shin Corporation Group
1992 - 1993	Advisor, Telephone Organization of Thailand
1988 - 1992	Managing Director, Telephone Organization of Thailand

Illegal Record in past 10 years

None

02

Mr. Somprasong Boonyachai [1)] — Age 53

- Vice-Chairman of the Board of Directors
- Authorized Director

Share Ratio (%) * None

Relationship with Management None

Highest Education

Master Degree Engineering,
Asian Institute of Technology

Related Training Program help by IOD

- DCP : Director Certification Program Class 65/2005,
- DCP : Director Accreditation Program Class 30/2004

Working Experiences

2008 - Present	Vice-Chairman of the Board of Directors, Advanced Info Service Plc. Chairman of the Group Executive Committee, Shin Corporation Plc.
2007 - Present	Director, Shin Corporation Plc.
2006 - Present	Director,Thaicom Plc.
2004 - Present	Director, Praram 9 Hospital Co., Ltd.
1997 - Present	Independent Director, Power Line Engineering Plc.
2000 - 2008	Member of the Executive Committee, Shin Satellite Plc.
1999 - 2008	Chairman of the Executive Committee, Advanced Info Service Plc.
1994 - 2008	Director, Advanced Info Service Plc.
2004 - 2007	Member of the Executive Committee, CS LoxInfo Plc. Director and Member of the Executive Committee, ITV Plc.
2000 - 2007	Group Vice Chairman of the Group Executive Committee, Shin Corporation Plc.
1999 - 2008	Director and Chairman of the Executive Committee, Advanced Info Service Plc.
1997 - 1998	Vice Chairman of the Executive Committee - Wireless Communications, Shinawatra Group
1995 - 1996	Senior President, Advanced Info Service Plc.
1994 - 1995	President, Advanced Info Service Plc.
1993 - 1994	President, Shin Satellite Plc.
1993 - 1993	President, Advanced Info Service Plc.
1992 - 1993	Executive Vice President (Operation 4), Shinawatra Group

Illegal Record in past 10 years

None

[1)] He was appointed as Vice-Chairman of the Board of Directors as of 8 October 2008.

* Includes holding by spouse and minor children

03

Mr. Aviruth Wongbuddhapitak — Age 60

- Director
- Chairman of the Audit Committee
- Independent Director

Share Ratio (%) * None

Relationship with Management None

Highest Education

Master Degree Business Administration
New York University, USA

Related Training Program help by IOD

- DCP : Director Certification Program Class 8/2001,
- The Board's Role in Setting Effective Compensation Policy

Working Experiences

2008 - Present	Advisor, Bureau of the Crown Property
2007 - Present	Chairman of the Board of Director, Marbie Co., Ltd.
2006 - Present	Chairman of the Audit Committee and Director, Advanced Info Service Plc.
	Advisor, Siam Cement Plc.
	Expert Member of the Board of Directors, Government Pension Fund
	Expert Member of Investment Committee, Government Pension Fund
2003 - Present	Director and Member of the Executive Director, Thai Plastic and Chemicals Plc.
	Director and Member of the Executive Director, CPB Equity Co., Ltd.
	Director, CPB Property Co., Ltd.
1995 - Present	Director and Chairman of the Executive Director, Deves Insurance Plc.
2007 - 2008	Director, Thai Airways International Plc.
2005 - 2008	Assistance of Director, Bureau of the Crown Property
2001 - 2008	Chairman of the Board of Director, IT One Co., Ltd.
2003 - 2005	President, Cementhai Property Plc.
1995 - 2003	Vice President & CFO, Siam Cement Plc.
1990 - 1995	President, TileCera Inc., USA
1980 - 1990	Managing Director of Thai Ceramics, Sanitary Wares & Ceramic Tiles, COTTO
1977 - 1980	Finance Manager of Siam Kraft Co., Ltd.
1969 - 1977	Finance & Accounting Officer, Siam Cement Group

Illegal Record in past 10 years

None

04

Mrs. Tasanee Manorot — Age 63

- Director
- Member of the Audit Committee
- Independent Directors

Share Ratio (%) * None

Relationship with Management None

Highest Education

Bachelor Degree Commerce and Accountancy
Chulalongkorn University

Related Training Program help by IOD

DCP : Director Certification Program Class 32/2003

Working Experiences

2006 - Present	Director and Member of the Audit Committee, Advanced Info Service Plc.
2002 - 2005	Senior Executive Vice President, TOT Corporation Plc.
2001 - 2005	Director, Advanced Info Service Plc.
2000 - 2002	Senior Executive Vice President, Telephone Organization of Thailand
1999 - 2000	Executive Vice President, Telephone Organization of Thailand
1996 - 1999	Vice President of Finance Department, Telephone Organization of Thailand

Illegal Record in past 10 years

None

* Includes holding by spouse and minor children

05

Mr. Surasak Vajasit — Age 55

- Director
- Member of the Audit Committee
- Independent Directors

Share Ratio (%) * None
Relationship with Management None

Highest Education

Barrister-at-law Lincoln's Inn

Related Training Program help by IOD

DAP : Director Accreditation Program Class 29/2004

Working Experiences

2006 - Present	Director and Member of the Audit Commitee, Advanced Info Service Plc.
2005 - Present	Partner, Hunton & Williams (Thailand) Limited
1997 - 2008	Director, Thai Tollow and Oil Co., Ltd.
2004 - 2006	Director and Independent Director, Shin Corporation Plc.
2004 - 2005	Director, Coudert Brothers Co., Ltd.
1981 - 1988	Judge The Buri Ram, Phetchabun and Bangkok Province Course

Illegal Record in past 10 years

None

06

Mr. Chakree Subprawong [2)] — Age 60

Director

Share Ratio (%) * None
Relationship with Management None

Highest Education

Master Degree Business Administration, Chulalongkorn University

Working Experiences

2008 - Present	Director, Advanced Info Service Plc. Senior Executive Vice President - Core Network, TOT Plc.
2005 - 2008	Executive Vice President, TOT Plc.
2003 - 2005	Vice President - Metropolitan 4, Telephone Service Department, TOT Plc.
2000 - 2003	Vice President – The Northern, Telephone Service Department, Telephone Organization of Thailand

Illegal Record in past 10 years

None

[2)] He was appointed as director of the Company to replace Mr. Vasukree Klapairee as of 16 December 2008.

* Includes holding by spouse and minor children

07

Mr. Suphadej Poonpipat — Age 58

Director

Share Ratio (%) * None

Relationship with Management None

Highest Education

Master Degree of Science University of Wisconsin, USA

Related Training Program help by IOD

DAP : Director Accreditation Program Class 8/2004

Working Experiences

2005 - Present	Director, MBK Resort Plc.
	Director and Chairman of the Executive Committee, Thanachart Insurance Co., Ltd.
	Vice-Chairman of the Board of Directors, Chairman of the Executive Committee and Chief Executive Officer, Thanachat Bank Plc.
2003 - Present	Director, Siam Piwat Co., Ltd.
	Director and Chairman of the Executive Committee, Thanachart Life Assuance Co., Ltd.
	Director, Plan Estate Co., Ltd.
1997 - Present	President and Chairman of the Executive Committee, Thanachart Capital Plc.
1992 - Present	Director, Advanced Info Service Plc.
1986 - Present	Vice-Chairman of the Board of Directors, MBK Plc.
1990 - 2006	President, National Finance Plc.

Illegal Record in past 10 years

None

08

Mr. Allen Lew Yoong Keong — Age 53

- **Director**
- **Chairman of the Executive Committe**

Share Ratio (%) * None

Relationship with Management None

Highest Education

Master Degree Science (Management),
Massachusetts Instiute of Technology, USA

Working Experiences

2008 - Present	Chairman of the Executive Committee, Advanced Info Service Plc.
2006 - Present	Director, Advanced Info Service Plc.
	Chief Executive Officer-Singapore, Singapore Telecom Pte. Ltd.
2006 - 2008	Member of the Executive Committee, Advanced Info Service Plc.
2005 - 2006	Managing Director - Consumer (Optus)
2001 - 2005	Managing Director - Mobile (Optus)
1999 - 2001	Chief Operating Officer, Advanced Info Service Plc.
1995 - 1999	Chief Operating Officer, Singapore Telecom International

Illegal Record in past 10 years

None

* Includes holding by spouse and minor children

09

Mr. Yuen Kuan Moon [3] — Age 41

Director

Share Ratio (%) * None

Relationship with Management None

Highest Education

Master of Science Degree in Management, Stanford University in California, USA

Working Experiences

2009 - Present	Chief Consumer Group, SingTel
2008 - 2009	Director, Advanced Info Service Plc.
2007 - 2008	Vice President, Regional Operations, SingTel
2005 - 2007	Director of Commerce,Telkomsel
2004 - 2005	Vice President, Sales & Products, Telkomsel
2003 - 2004	Head, Customer Relations Management, Telkomsel
2002 - 2003	Senior Director, Retail & Channel Sales in Consumer, SingTel
2002 - 2002	Covering Senior Director, Retail & Channel sales in Consumer, SingTel
2000 - 2002	Director, Channel Sales, SingTel
2000 - 2000	Director, Sales & Channels, SingTel
1998 - 2000	Director, Sales, SingTel
1996 - 1998	Assistant Director, Business Development, SingTel
1995 - 1996	Assistant Marketing Manager, Pager Marketing, SingTel

Illegal Record in past 10 years

None

[3] He resigned from the director of the Company on 18 February 2008.

10

Mr. Hubert Ng Ching-Wah [4] — Age 59

- **Director**
- **Member of the Executive Committe**

Share Ratio (%) * None

Relationship with Management None

Highest Education

Bachelor Degree Art in Business Administration, Chinese University in Hong Kong

Working Experiences

2008 - Present	Director and Member of the Executive Committee, Advanced Info Service Plc.
2007 - Present	Director, ConvenientPower Hong Kong the Executive Committee
2000 - 2007	CEO, CSL (Hong Kong)
1999 - 2000	Managing Director, PCCW Mobile
1996 - 1999	CEO, Smartone Mobile Communications Ltd.
1996 - 1996	CEO, Mobile One Singapore
1993 - 1996	Managing Director, Hong Telecom Mobile
1984 - 1993	Business Unit Director, Hong Kong Telecom
1975 - 1983	Sale Manager, NCR (Hong Kong)

Illegal Record in past 10 years

None

[4] He was appointed as director of the Company to replace Ms. Nidchanun Santhavesuk as of 10 April 2008.

* Includes holding by spouse and minor children

11

Mr. Vikrom Sriprataks — Age 56

- Director
- Member of the Executive Committee
- Authorized Director
- Chief Executive Officer

Share Ratio (%) * 0.0091

Relationship with Management None

Highest Education

Master Degree Business Administration, Thammasat University

Related Training Program help by IOD

DCP : Director Certification Program Class 104/2008

Working Experiences

2007 - Present	Director, Member of the Executive Committee and Chief Executive Officer, Advanced Info Service Plc. Member of the Executive Committee, Shin Corporation Plc.
2002 - Present	Chief Technology Officer, Advanced Info Service Plc.
2000 - 2007	President, Digital Phone Co., Ltd.
1998 - 2000	Senior Executive President Engineering, Advanced Info Service Plc.
1995 - 1998	Executive Vice President, Shinawatra International Co., Ltd.

Illegal Record in past 10 years

None

12

Ms. Nidchanun Santhavesuk [5] — Age 43

Member of the Executive Committee

Share Ratio (%) * 0.0001

Relationship with Management None

Highest Education

Master Degree Business Administration, Thammasat University

Related Training Program help by IOD

- DAP : Director Accreditation Program Class 66/2007
- DCP : Director Certification Program Class 105/2008

Working Experiences

2007 - Present	Member of the Executive Committee, Advanced Info Service Plc. Director and Member of the Executive Committee, Thaicom Plc. Member of the Executive Committee and President, Shin Corporation Plc.
2007 - 2008	Director, Advanced Info Service Plc.
2003 - 2007	Vice President of Portfolio Management Department, Shin Corporation Plc.
2000 - 2003	Assistant Vice President of Portfolio Management Department, Shin Corporation Plc.
1998 - 1999	Senior Finance Specialist, Shin Corporation Plc.
1997 - 1998	First Vice President Finance & Treasury, Jardine Fleming Thanakom
1993 - 1996	Head of Project Finance, Shinawatra Computer & Communication Plc.

Illegal Record in past 10 years

None

[5] She resigned from the board of the Company effective on 10 April 2008.

* Includes holding by spouse and minor children

13

Dr. Dumrong Kasemset — Age 54

Member of the Executive Committee

Share Ratio (%) * None

Relationship with Management None

Highest Education

Doctorate Degree Electrical Engineering, Massachusetts Institute of Technology, U.S.A.

Related Training Program help by IOD

- DAP : Director Accreditation Program Class 2/2003
- DCP : Director Certification Program Class 108/2008

Working Experiences

2004 - Present	Director and Chairman of the Executive Committee, CS LoxInfo Plc.
2000 - Present	Member of the Executive Committee, Advanced Info Service Plc.
	Member of the Executive Committee, Shin Corporation Plc.
1999 - Present	Director and Member of the Executive Committee, Thaicom Plc.
1997 - Present	Chairman of the Executive Committee, Satellite and International Business
2004 - 2007	Director and Member of the Executive Committee, ITV Plc.
1994 - 2000	President, Shinawatra Satellite Plc.
1995 - 1997	Vice Chairman of the Executive Committee, Policy, Shinawatra Group
1993 - 1994	Executive Vice President, IBC Cable TV
1991 - 1992	Group General Manager, IBC Cable TV
	Senior Manager - Business Development, Shinawatra Group
1989 - 1991	Program Manager Integrated Optoelectronics, GE Aerospace, New York, USA
1986 - 1989	Manager, Ga As IC Materials, Microwave Semiconductor Co., Ltd., Siemens Group, New Jersey, U.S.A.

Illegal Record in past 10 years

None

14

Mr. Wichian Mektrakarn — Age 54

President

Share Ratio (%) * 0.0000

Relationship with Management None

Highest Education

Bachelor Degree BS EEE - Electrical & Electronics Engineering (Honor) California Polytechnic State University

Related Training Program help by IOD

DCP : Director Certification Program Class 107/2008

Working Experiences

2006 - Present	President, Advanced Info Service Plc.
2003 - 2006	Executive Vice President - Operations, Advanced Info Service Plc.
2000 - 2003	Vice President - Engineering Advanced Info Service Plc.
1999 - 2000	Vice President - Technical Advanced Info Service Plc.
1997 - 1999	Vice President - Network O&M, Advanced Info Service Plc.
1996 - 1997	Vice President - Network O&M Metropolitan, Advanced Info Service Plc.
1995 - 1996	Assistan Vice President - Network Development, Advanced Info Service Plc.

Illegal Record in past 10 years

None

* Includes holding by spouse and minor children

15

Mr. Sanchai Thiewprasertkul — Age 56

Chief Marketing Officer

Share Ratio (%) * None

Relationship with Management None

Highest Education

- Master Degree Business Administration, The National Institute of Development Administratiion
- Master Degree Engineering, Asian Institute of Technology

Related Training Program help by IOD

DAP : Director Accreditation Program Class 35/2005

Working Experiences

2007 - Present	President, Digital Phone Co., Ltd.
2006 - Present	Chief Marketing Officer, Advanced Info Service Plc.
2004 - 2006	President, Samart I-Mobile Plc.
2004 - 2004	Managing Director, Capital OK Co., Ltd.
2002 - 2004	Director and Vice Chairman of Executive Director, ITV Plc.
2001 - 2002	Managing Director, ITV Plc.
1997 - 2001	Senior Executive Vice President Marketing & Sales, Advanced Info Service Plc.
1996 - 1997	Managing Director, Shinawatra Directories Co., Ltd.

Illegal Record in past 10 years

None

16

Mrs. Suwimol Kaewkoon — Age 53

Chief Customer Officer

Share Ratio (%) * 0.0037

Relationship with Management None

Highest Education

- Master Degree Of Business Management Asian Institute of Management, Philippines
- Advanced Management Program Harvard Business School, Advanced Info Service Plc. Boston, USA

Related Training Program help by IOD

DCP : Director Certification Program Class 102/2008

Working Experiences

2007 - Present	Chief Customer Officer, Advanced Info Service Plc. Member of Executive Committee, Shin Corporation Plc.
2007 - 2008	Director, Payment Solution Co., Ltd.
2006 - 2007	Managing Director, Capital OK Co., Ltd.
2002 - 2006	Chief Customer Champion & Terminal Business Officer,
1995 - 2002	Managing Director, Advanced Wireless Marketing Co., Ltd.
1982 - 1994	President, Robinson Department Store Plc.
1980 - 1981	Senior Business Consultant Allied Management Consultant of Asia Co., Ltd.

Illegal Record in past 10 years

None

* Includes holding by spouse and minor children

17

Mr. Pong-amorn Nimpoonsawat **Age 46**

Chief Finance Officer	
Share Ratio (%) *	0.0014
Relationship with Management	None

Highest Education

Master Degree Management Sasin Graduate Institute of Business Administration Chulalongkorn University

Related Training Program help by IOD

DCP : Director Certification Program Class 109/2008

Working Experiences

2001 - Present	Chief Finance Officer, Advanced Info Service Plc.
1998 - 2001	Financial Director, Dentsu Young & Rubicam Co., Ltd.
1994 - 1998	Financial Director, Shinawatra Paging Co., Ltd.
	Financial Director, Pager Sales Co., Ltd.

Illegal Record in past 10 years

None

* Includes holding by spouse and minor children

Directors' Shareholding in the Company and its Subsidiaries of the Year 2008

Name	Position	ADVANC				MFA		ADC	
		Ordinary Share		Debenture		Ordinary Share		Ordinary Share	
		31/12/2008	31/12/2007	31/12/2008	31/12/2007	31/12/2008	31/12/2007	31/12/2008	31/12/2007
1. Dr. Paiboon Limpaphayom	Chairman of the Board of Directors	-	-	-	-	-	-	-	-
2. Mr. Somprasong Boonyachai	Vice-Chairman of the Board of Directors	-	-	-	-	-	-	-	-
3. Mr. Aviruth Wongbuddhapitak	Chairman of the Audit Committee	-	-	-	-	-	-	-	-
4. Mrs. Tasanee Manorot	Member of the Audit Committee	-	-	-	-	-	-	-	-
5. Mr. Surasak Vajasit	Member of the Audit Committee	-	-	-	-	-	-	-	-
6. Mr. Chakree Subprawong [2]	Director	-	-	-	-	-	-	-	-
7. Mr. Suphadej Poonpipat	Director	-	-	-	-	-	-	-	-
8. Mr. Yuen Kuan Moon	Director	-	-	-	-	-	-	-	-
9. Mr. Allen Lew Yoong Keong	Director	-	-	-	-	-	-	-	-
10. Mr. Hubert Ng Ching-Wah [3]	Director	-	-	-	-	-	-	-	-
11. Mr. Vikrom Sriprataks	Director	269,354	100,000	-	-	-	-	-	-

As of 31 December 2008

[1] DNS registered of its cessation with the MOC on 16 December 2008, currently on process of liquidation.

[2] He was appointed as a director of the Company to replace Mr. Vasukree Klapairee as of 16 December 2008.

[3] He was appointed as a director of the Company to replace Ms. Nidchanun Santhavesuk as of 10 April 2008.

DNS [1]		DPC		ACC		AMP		AMC		AWN		AIN		SBN		WDS	
Ordinary Share		Ordinary Share		Ordinary Share		Ordinary Share		Ordinary Share		Ordinary Share		Ordinary Share		Ordinary Share		Ordinary Share	
31/12/2008	31/12/2007	31/12/2008	31/12/2007	31/12/2008	31/12/2007	31/12/2008	31/12/2007	31/12/2008	31/12/2007	31/12/2008	31/12/2007	31/12/2008	31/12/2007	31/12/2008	31/12/2007	31/12/2008	31/12/2007
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Abbreviation	Company
ACC	Advanced Contact Center Company Limited
ADC	Advanced Datanetwork Communications Company Limited
ADVANC	Advanced Info Service Public Company Limited
AIN	AIN GlobalComm Company Limited
AMC	Advanced Magic Card Company Limited
AMP	Advanced MPay Company Limited
AWN	Advanced Wireless Network Company Limited
DNS	Data Network Solutions Company Limited
DPC	Digital Phone Company Limited
MFA	Mobile from Advance Company Limited
SBN	Super Broadband Network Company Limited
WDS	Wireless Device Supply Company Limited

Key Events in 2008

January 01

• AIS and TOT Corporation Public Company Limited (TOT) signed the Memorandum of Understanding (MOU) in which both companies initially agreed in principle to co-operate and support each other's businesses. The co-operation features **"Fixed Mobile Convergence (FMC)"** to utilize existing networks more efficiently and to co-develop new products and services in response to dynamic changes in technology and consumer lifestyles. The integration of wireline and wireless technologies is expected to provide greater benefits to consumers.

• AIS bought the ordinary shares of Advanced Mpay Co., Ltd. (AMP), 69.99% of its shares held by AIS, in the proportion of 30% from NTT DoCoMo Co., Ltd. The numbers of purchased shares were 9,000,000 shares, valued Baht 126,000,000. After the acquisition, the percentage of AIS's holding in AMP increased to 99.99%.

• AIS released the **"AIS Smart SMEs"** concept in order to increase the efficiency and business potential of more than 2.2 million Thai SMEs producers throughout the country. The AIS Smart SMEs has 6 tools of business solutions, consisting of Market Share Opportunity Service, Business Communication Service, After Sales Service, AIS Smart Solutions Service, Information and Data via SMEs Hot Line 1149 Service, and AIS Privilege Plus for public & private sector partnerships.

• GSM advance and One-2-Call! are rated as the most admired brand of the year 2008, ranked number 1 and number 2 respectively, as researched by BrandAge magazine.

• AIS's Sarn Rak project won the relation-glory award **"Sang Ngern"** 2007 which recognizes companies that demonstrate excellence and visibility in public relations as acknowledged by the entire community of the Public Relations Society of Thailand.

• **AIS Sarn Rak KonKeng, Hua Jai Krang (Strong Heart, Great Man) TV Program** won the "Kids Awards" for protecting children's rights in partnership with the Christian Network Society for Development of Youth and Office of the Health Promotion in Thailand.

February 02

• AIS launched an energy-saving network under the concept **"Green Network"** to raise awareness and promote efforts to decrease Global Warming. The Green Network utilized many approaches in creating ways to use energy more efficiently.

• AIS Call Center launched three new services namely : **5 Foreign Languages** which include Chinese, Japanese, Korean, French and English to facilitate a comfortable stay for foreign residents and travelers in Thailand; **Dialect Service** - North, South and Northeast - to help service our upcountry customers in a language most familiar and comfortable to them, and lastly **the Web Cam Service** to improve call center service for our online customers.

March 03

• TRIS Rating Co., Ltd. affirmed the credit rating of AIS at an "AA" with "stable" outlook reflecting AIS's marketing leading status in Thai mobile industry. Achieving the "AA/stable" credit rating is credited largely to AIS's professional and capable management team who continues to navigate the Company amidst Thailand's competitive market and its capability to lead the organization to stability and progressive growth.

• The Board of Directors' meeting No. 3/2008 approved a capital increase from Baht 1 million to Baht 300 million in the Super Broadband Network Co., Ltd. (SBN), a 99.93% subsidiary of the Company. After the capital increase, AIS's percentage holding in SBN increased to 99.99%. The proceeds from this capital increase will be used to fund investment in a transmission network.

April 04

• At the 2008 Annual General Meeting of Shareholders, a resolution was passed approving a dividend payment for the six-month operation period from 1 July 2007- 31 December 2007 at the rate of Baht 3.30 per share on approximately 2,960 million registered and paid-up shares, or approximately Baht 9,769 million. The Company paid a dividend to shareholders on 8 May 2008.

• AIS issued 5-year-Unsecured Bonds to retail market valued Baht 4,000 million. The bonds had a 4.0% interest for the first 2 years and 4.90% interest for the subsequent 3 years. The bonds received an "AA" credit rating from TRIS Rating Co., Ltd.

May 05

• Digital Phone Co., Ltd., (DPC), 98.55% of its shares held by AIS, settled a dispute with Total Access Communication Public Company Limited (DTAC) regarding three arbitral cases in which DTAC filed against DPC for the assignment of the rights to operate the PCN 1800, the facilities and equipment, the roaming fee according to the Agreement to Unwind the Service Provider Agreement ("Unwind Agreement"). On 30 May, 2008, DPC agreed to pay DTAC for Baht 3,000 million.


MOBILENEWS
AWARDS 2008
Mobile Operator of the Year - Thailand
ADVANCED INFO SERVICE
MOBILENEWS


MOBILENEWS
AWARDS 2008
Asian Mobile Operator of the Year
ADVANCED INFO SERVICE
MOBILENEWS




GSM advance
1-2-CALL
THE 2008 THAILAND'S
Most
admireD
BRAND
by BrandAge
จีเอสเอ็ม แอดวานซ์ และ วัน-ทู-คอล!
ระบบโทรศัพท์เคลื่อนที่ ที่น่าเชื่อถือที่สุดปี 2008
จากนิตยสาร BrandAge



- AIS sold the ordinary shares of Advanced Data Network Communications Co., Ltd. ("ADC"), which 51.00% of its shares are held by the Company to Digital Phone Co., Ltd. ("DPC"). The selling price was Baht 199,240,761.60 which was based on the ADC's book value as of 29 February, 2008. After the disposal, ADC remains the Company's subsidiary through DPC's holding. The objective of this transaction is to restructure the group organization to create a synergy of voice and data communication via mobile and internet network that will add more values to DPC in the future.

- Data Line Thai Company Limited (DLT), 65.00% of its total shares is owned by AIS, completed its liquidation process with the Ministry of Commerce and as a result was dissolved as a juristic entity effective on 13 May, 2008. DLT had not been operating since 2007. Therefore, the liquidation of DLT did not affect the normal business operations of the Company.

- GSM advance joined to help preserve the environment and decrease paper usage by inviting customers to register for its **"GSM e-Statement"** service which delivers monthly invoices via e-mail.

- AIS and GSM advance launched 3GSM advance service : **The Hi-Speed Internet via mobile phone** and **Video Call Service** with HSPA technology on 900 MHz in Chiang Mai, where is the first area in Thailand to have access to this service.

June 06

- The Board of Directors approved the appointment of Mr. Allen Lew Yoong Keong as the Chairman of the Executive Committee replacing Mr. Somprasong Boonyachai, who resigned from this position, effective 1 June 2008.

- Asian Mobile News Magazine selected AIS as the Best Asian Mobile Operator of the Year 2008 and the Best Mobile Operator of the Year, Thailand 2008.

- AIS was ranked 7th in The Wall Street Journal Asia's annual survey of leading Thai companies and was the only Thai mobile operator to be awarded in the top ten ranking in this notable distinction. This ranking also qualified AIS as one of the 200 most desirable companies in Asia. Furthermore, AIS is qualified as the only mobile operator who has quality of goods and services.

July 07

- AIS joined hands with the Northern School for the Blind under the Royal Patronage of H.M. the Queen in Chiang Mai to offer the career opportunities to the blinds in provincial areas by opening a Call Center called "AIS Call Center to create job opportunity for blind people" following the highly successful 2007 launch of the same service in Bangkok.

August 08

- The Board of Directors meeting No. 5/2008 approved an interim dividend payment for the 6-month period of 2008 between 1 January, 2008 – 30 June, 2008 at the rate of Baht 3.00 per share from approximately 2,962 million registered and paid-up shares, totaling approximately of Baht 8,885 million. The dividend was paid to shareholders on 10 September 2008.



• AIS launched a system for the police called **"Sai Suerb Meu Teu (Mobile Phone Detective)"**, which enables all the policemen and AIS users to send information by SMS to the information center for real time profile checking of lost cars, missing people, fugitives, etc. This program will help stimulate the effectiveness of the police's detective system.

September 09

• AIS's Sarn Rak program **"Kon Keng Hua Jai Grang (Strong Heart, Great Man"** received Project of the Year 2008 honors from the Ministry of Culture for its Kon Dee Kid Dee Sangkom Dee (Nice Person, Good Thought, Good Social) which recognizes AIS for its advocacy and promote of the well being of the Thai community.

October 10

• The Board of Directors' meeting (Special agenda) approved the appointment of Mr. Somprasong Boonyachai as the Vice-Chairman of the Board of Directors, effective from 8 October 2008.

• Standard & Poor's (S&P), an international credit rating agency, upgraded the outlook of AIS from "Negative" to "Stable" and affirmed an "A-" corporate credit rating that reflects AIS's ability to maintain its leading market share in the Thai telecommunications industry due to its strong brand recognition, greater network coverage, superior service quality and strong financial fundamentals.

• AIS extended career opportunities to the deaf by hiring them for call center positions and entitling them to the same privileges as other employees. This call center service provides information to customers through sign language Real Talk Service (iSign) delivered via webcam.

• AIS released a new idea to differentiate its brand under the **With you, Always (Yuu Kieng Kang Kun)** concept by having an animated character named **"Nong Oun Jai"** representing the symbol of friendship between AIS customers in the following 5 areas : Network Quality, Customer Service, Service Advancement, Privileges, and Corporate Social Responsibility.

November 11

• The Board of Directors' meeting No. 6/2008 approved the capital reduction of the Digital Phone Co., Ltd. (DPC), a network operator of 1800 MHz GSM and a 98.55% subsidiary of AIS, by reducing its registered capital from Baht 14,621,861,680 to Baht 4,386,558,504 or from par value of Baht 10 to Baht 3 without any change in the number of shares. After the capital reduction, the number of shares that AIS holds in DPC and its percentage holding will both remain unchanged. The objective of the capital reduction is to improve DPC's capital structure by returning excess cash to its shareholders.

• The Board of Directors approved the capital increase in Advanced Wireless Network Co., Ltd. (AWN), a 99.93% subsidiary of AIS, from Baht 1 million to Baht 350 million without any change in par value. After the capital increase, the percentage of AIS's holding in AWN will increase to 99.99%. The proceeds from the capital increase will be reserved for future investment.

• The Board of Directors approved the dissolution of Data Network Solutions Co., Ltd. (DNS), a service provider of online data communication via telephone landlines in provincial areas and a 49.00% subsidiary AIS. DNS had not been in operation for several years. Therefore, the dissolution of DNS does not affect the Company's business operations.

• AIS received the Health Psychology Creative Media Reward 2008 in the area of television commercials, **"O-Kasd (Opportunity)"** series, released by the Department of Mental Health during the National Mental Health Week event.

December 12

• AIS is the first provider of the 3G service with HSPA technology on 900 MHz in Bangkok which was first launched in Chiangmai this past May. The services include Video Call, Data Service via AIS Mobile Internet, and The Wireless Hi-Speed Internet Usage.

• AIS was awarded **"The Best in Corporate Governance in Thailand 2008"** ranked no. 4 by the Asset magazine. In addition, AIS was the only Thai mobile operator to be awarded at this notable ranking.

• AIS received the 2008 award from the National Office for Employment of Persons with Disabilities (NEP) for the best workplace for persons with disabilities. AIS was honored to receive this distinction on the International Day for Disabled Persons (IDD.).

• AIS received the Popular Vote Award 2008 for being Thailand's Most Innovative Company organized by Faculty of Commerce and Accountancy, Chulalongkorn University and Bangkok BIZ Week, the Nation Group.

Nature of Business

Business Overview

Advanced Info Service Public Company Limited ("The Company" or "ADVANC" or "AIS"), is the largest mobile operator in Thailand with over 18 years presence in the market. With 97% population coverage, AIS currently has more than 27 million subscribers which represents a 45% subscriber market share and a 52% revenue market share in Thailand. The Company and its subsidiaries operate varied telecommunication related businesses as tabled below :


Telecommunication businesses
Mobile GSM network operator
International direct dialing service
Data communications service
Call center service
Sales and distribution of handsets, SIM cards and refill cards
Mobile payment service

Mobile GSM Network Operator

AIS and its subsidiary operate 900 MHz and 1800 MHz GSM networks under Build-Transfer-Operate (BTO) as follows :

900 MHz GSM Network : AIS operates its cellular mobile telephone network under a 25-year BTO contract which was granted by TOT Corporation Public Company Limited (TOT), in 1990 and will end in 2015. The terms of the agreement are as follows :

- AIS is required to build and raise capital for investment in the cellular network and transfer the network ownership to the TOT.
- AIS is entitled to share its revenue from service to the TOT which at present includes :
  1) 30% of postpaid revenue
  2) 20% of prepaid revenue

The Company has entered into an Interconnection (IC) Agreement with Total Access Communication Public Company Limited (DTAC) and also with True Move Company Limited (True Move) in 2006 and 2007 respectively. Interconnection regulations require the network of a caller to pay an interconnection fee to the network of the receiver according to a tariff agreed by all involved parties. The termination rate that is agreed upon by the three operators is set at Baht 1 per minute.

1800 MHz GSM Network : 1800 MHz GSM network is operated through a subsidiary, Digital Phone Co., Ltd. (DPC) (98.55% owned by AIS). DPC operates under a 16-year BTO contract from CAT Telecom Public Company Limited (CAT), which started in 1997 and will end in 2013. Under the terms of this agreement, DPC is required to pay revenue share to CAT, currently at the rate of 25% of its revenue from its mobile phone operation. DPC also has a network roaming agreement

with AIS to enable nationwide service to both the GSM1800 customers as well as the GSM advance customers in order to provide better network service quality for both networks.

International Direct Dialing Service

AIN GlobalComm Co., Ltd. (AIN) (99.99% owned by AIS) was awarded a 20-year license from the National Telecommunications Commission (NTC), which started from 2006 and will end in 2026. This license allows the service to operate its own international gateway facility. Under the license terms, AIN is required to pay an annual regulatory fee of 7% of its revenues; 2.5% of which is an Annual License Fee and the balance 4% is a Universal Service Obligation (USO) fee.

Data Communications

Super Broadband Network Co., Ltd. (SBN) (99.99% owned by AIS) provides data service on a fixed line facility. In 2007, SBN acquired a license from NTC to be a network operator and a telecom service operator. SBN offered various services that include an internet (ISP), international & national internet gateway, International Private Leased Circuit (IPLC), Internet Protocol Virtual Private Network (IP VPN), a voice over IP, and an IP television.

Advanced Datanetwork Communications Co., Ltd. (ADC) (51% owned by DPC) is a joint venture between DPC and TOT Corporation Public Company Limited (TOT) with the contract period will end in 2022. ADC provides data communication via a telephone line network and an optical fiber service which offer varied services that include web hosting, data back up and integrated internet services.

Call Center

Advanced Contact Center Co., Ltd. (ACC) (99.99% owned by AIS) provides a call center service that is focused on customer care. The Call Center is the key differentiator for AIS as its services have evolved from simple after-sales and customer service maintenance to providing a much more proactive and customer-oriented approach, as well as promoting new marketing campaigns and suggesting new products and services to both existing and new customers. ACC also creates job opportunities for the sight-impaired and hearing-impaired community by employing them as members of the call center staff and providing them with the same full employment benefits as all regular employees.

Sales and distribution of Handsets, SIM Cards, and Refill Cards

Wireless Device Supply Co., Ltd. (WDS) (99.99% owned by AIS) sells and distributes handsets, SIM cards and refill cards. The handset sales and distribution business is not only specifically for AIS customers but all other potential customers through general dealers. SIM cards and refill cards are distributed through over 350 authorized Telewiz shops, 280 Telewiz Express outlets and more than 10,000 general and sub-dealers nationwide. In 2008, contribution revenue from sales was 10.1% of total revenue.

Mobile Payment Business

Advanced MPAY Co., Ltd. (AMP) (99.99% owned by AIS) received a license from the Bank of Thailand (BOT) to provide payment service based on the electronic cash card under the brand "mPAY". mPAY enables AIS's customers to conveniently and securely engage in various financial transactions via mobile phone. The services cover many daily-life transactions including online shopping, bill payment, recharge of prepaid phone credit as well as payment for goods and services. In 2008, AIS acquired a 30% stake in AMP from NTT DoCoMo. After this acquisition, AIS shareholding percentage in AMP increased from 69.99% to 99.99%.

Group structure

AIS currently invests in 11 subsidiaries, employing approximately 8,926 people (including temporary staff). As at end of December 2008, details of subsidiaries are as follows:

Company	Type of business	% of holding
Digital Phone Co., Ltd. (DPC)	Network operator of 1800 MHz GSM	98.55%
Advanced Datanetwork Communications Co., Ltd. (ADC) *	Service provider of online data communication service via telephone landlines and optical fiber	51.00%
Advanced Contact Center Co., Ltd. (ACC)	Service provider of call center service	99.99%
Data Network Solutions Co., Ltd. (DNS) **	Service provider of online data communication service via telephone landlines, currently under the process of liquidation.	49.00%
Mobile From Advance Co., Ltd. (MFA)	Currently not in operation	99.99%
Advanced MPAY Co., Ltd. (AMP) ***	Service provider of payment business via mobile phone	99.99%
Advanced Magic Card Co., Ltd. (AMC)	Distributor of cash card	99.99%
AIN GlobalComm Co., Ltd. (AIN)	International telephone service/gateway provider	99.99%
Super Broadband Network Co., Ltd. (SBN)	Network operator and a telecom service operator i.e. Service provider of internet (ISP), international & national internet gateway, International Private Leased Circuit (IPLC), Internet Protocol Virtual Private Network (IP VPN), a voice over IP, and an IP television.	99.99%
Wireless Device Supply Co., Ltd. (WDS)	Importer and distributor of handsets and accessories	99.99%
Advanced Wireless Network Co., Ltd. (AWN)	Network operator, telecom service operator and computer system service provider. Currently, AWN received an Internet License Type I and Telecommunications Business License Type III from NTC.	99.99%

* Indirectly owned through Digital Phone Co., Ltd.

** DNS registered its cessation with the MOC on 16 December 2008, currently on the process of liquidation.

*** On 23 January 2008, AIS acquired 30% stake in AMP from NTT DoCoMo. After acquisition, AIS shareholding percentage in AMP increased from 69.99% to 99.99%.

Revenue Structure

Revenue Structure from providing service & sales income of the Company and its subsidiaries to the third party within 3 years.

Service/Product	Operation By	% Holding of shares as at 31 Dec. 08	2006		2007		2008	
			Million Baht	% size	Million Baht	% size	Million Baht	% size
Mobile phone service structure								
- Mobile phone services & rental	Advanced Info Services Plc.		75,223.00	82.27	91,991.78	84.82	94,878.81	85.63
	Digital Phone Co., Ltd.	98.55	98.36	0.11	962.77	0.89	926.00	0.84
	Wireless Device Supply Co., Ltd.	99.99	-	-	27.55	0.02	52.71	0.05
	AIN GlobalComm Co., Ltd.	99.99	-	-	984.31	0.91	2,902.73	2.62
- Mobile phone sales	Digital Phone Co., Ltd.	98.55	15,362.54	16.80	9,503.76	8.76	173.48	0.16
	Wireless Device Supply Co., Ltd.	99.99	-	-	4,138.96	3.82	11,031.65	9.96
Sub-total			**90,683.90**	**99.18**	**107,609.13**	**99.22**	**109,965.38**	**99.26**
Data network and broadband service structure	Advanced Datanetwork Communication Co., Ltd.	51.00	728.81	0.80	838.75	0.77	794.47	0.71
	Data Network Solutions Co., Ltd.	49.00	7.36	0.01	1.58	-	-	-
	Data Line Thai Co., Ltd.	65.00	1.46	-	-	-	-	-
	Super Broadband Network Co., Ltd.	99.99	-	-	-	-	25.89	0.02
Sub-total			**737.63**	**0.81**	**840.33**	**0.77**	**820.36**	**0.73**
Call center Service structure	Advanced Contact Center Co., Ltd.	99.99	6.63	0.01	4.59	0.01	5.76	0.01
Sub-total			**6.63**	**0.01**	**4.59**	**0.01**	**5.76**	**0.01**
	Grand Total		**91,428.16**	**100.00**	**108,454.05**	**100.00**	**110,791.50**	**100.00**

Remarks: 1) In June 2007, the Company held 99.99% shares of Wireless Device Supply Co., Ltd.

2) AIN GlobalComm Co., Ltd. started to fully run its operation in 2007, and had changed its name from AIS International Network Co., Ltd. in March 2007.

3) Data Line Thai Co., Ltd. completed a liquidation process on 13 May 2008.

4) The Company had indirect holding in Advanced Datanetwork Communication Co., Ltd. as it sold its entire stake of 51% to Digital Phone Co., Ltd.

5) Super Broadband Network Co., Ltd. started to fully run its operation in 2008 and increased its share capital to Baht 300 million in April 2008.

6) Data Network Solution Co., Ltd. registered its dissolution on 16 December 2008 and is in liquidation process.

Business direction (3-5 years plan)

As mobile market penetration in Thailand will soon reach the saturation point, growth in basic voice service is beginning to slow down while new services from data communication, in particular, will become increasingly more important.

Moving forward as a Total Telecom Service provider, AIS services have expanded to include: an international gateway, an international internet gateway, data services via a fixed line and broadband connection. These are the businesses that AIS has been awarded licenses for from the National Telecommunication Commission (NTC) and will be the key areas of focus for AIS in the next few years.

AIN GlobalComm Co., Ltd. (AIN), a subsidiary of AIS, introduced international gateway services to AIS subscribers in 2007. The growth of this business was evident in 2008. The Super Broadband Network Co., Ltd. (SBN), another subsidiary, offers services to enterprise customers through an integrated, data-focused, fixed-line network as well as the internet international gateway.

In the next 3-5 years, AIS will tap into the growing high-speed data communications market not only for the mobile phone market but also for laptops and personal PCs. In the short term, voice communications will mature rapidly, especially in urban areas. On the other hand, data communications by consumers are in the early stages. Mobile data usage makes up 13% of service revenues while non-messaging data contributes less than 8%, leaving plenty of room for market growth. The broadband market in Thailand is also in its infancy with broadband connections, offered by fixed line ADSL services that mostly serve urban areas, at only 6% penetration in a total market of 16 million households nationwide. AIS plans to exploit wireless technologies in order to capture the data business opportunities to fill the gaps in network coverage, in particular the rural areas, where fixed-line broadband connections are not possible. Depending on the maturity of technologies and regulatory limits, 3G and WiMAX are likely to be adopted as the main technologies. These new technologies will allow mobile operators to enhance data speeds and launch new multimedia mobile phone services creating unique service differentiation.

Today, AIS is able to offer data speeds of more than 100 kbps (average user speed) on the 2G EDGE services (Enhanced Data Rate for GSM Evolution) which was launched in early 2007. The service has improved substantially since data speed increased with the GPRS (General Packet Radio Service) and as a result data revenue in 2008 grew 28.2% from the previous year. In 2008, AIS took another step forward by introducing 3G service in limited areas in Chiang Mai and Bangkok, thus utilizing HSPA technology under the existing 900 MHz frequency. The HSPA technology can commercially offer speeds that are competitive with other fixed broadband such as those currently offered by ADSL to laptops and PCs in homes. AIS believes that new technologies offering higher data transmission together with availability, variety and price of multimedia devices will sustain robust growth of data services in the longer term.

In the long term, offering 3G service through both 900 MHz and 2.1 GHz frequency will likely be more investment efficient as 900MHz provides wider network coverage which is important for Thailand's rural market. Today, the trends in many countries such as those in Europe have already started moving the 3G standard onto the 900 MHz spectrum. Investment and business models will depend on the terms and conditions of each contract/license since 900 MHz is currently based on existing build-transfer-operate contracts while 2.1 GHz will be newly licensed.

As most countries around the world, including those of South East Asia, have launched 3G services or issued 3G licenses, AIS expects that 3G licenses at the 2.1 GHz frequency will be awarded in Thailand in the near future. This will become crucial for AIS growth as moving to 3G will not only stimulate further data revenue growth and capture opportunities in residential broadband, but will also ensure business continuity for the next 20 years as the current build-transfer-operate contract on the existing 900MHz contract is due to end in 2015 if it is not extended. In 2008, the telecom regulator, NTC, commissioned the draft of licensing regulations and completed four public hearings nationwide. AIS believe that the regulatory progress of new 3G licensing at 2.1 GHz will be significant during 2009.

WiMAX (Worldwide interoperability for Microwave Access) will allow for high speed data connections under its wide coverage cell sites. WiMAX can be used to offer service directly to stationary consumers by using wireless connections or by acting as a transmission to link mobile cell sites with the mobile network. AIS can potentially build the WiMAX network based on a wide-spread transmission network and mobile cell sites. In the consumer market, WiMAX will allow AIS to wirelessly access homes to provide broadband service without investing in building fixed connections to homes. Fixed connections to homes might not be allowed by regulators and would be more expensive than the wireless options. Moreover, WiMAX might be utilised as wireless transmission among network facilities to allow faster and more flexible network installation., The technology has not been proven in a business environment, however AIS will continue to closely monitor the progress and evaluate options to utilize this technology in comparison with other options.

Products & Services

AIS continues to focus on all market segments by developing four distinctive brands that target different customer profiles: 1) GSM advance for white-collar workers 2) GSM 1800 for basic phone users 3) 1-2-Call! for teens and 4) Sawasdee for upcountry customers. The diverse branding strategy encourages AIS to satisfy each targeted group with various services matched their lifestyle. These four brands were developed using AIS's functionality of 5 cores as a guideline, which aims to satisfy the different needs of the different AIS market segments.

GSM advance

GSM advance puts more effort into delivering a comprehensive response for the usage behavior of each group, ranging from entrepreneurs to young workers and white-collar office workers. Postpaid marketing campaigns was developed under the concept **"Stay connected stay advanced"** targeting those who are technology-savvy, trendy and looking for premium quality of services. In 2008, AIS enhanced the customized distribution channels to reach target group through the GSM van as well as the "Member get member" campaigns to boost the subscriber base.

Promotions for New Subscribers


GSM Double
จ่าย 200
โทรได้ 400

GSM Double

addresses the demands of consumers who opt to switch from prepaid to postpaid packages offering low minimum monthly payments. This tariff package allows subscribers to receive double value from the minimum monthly charge for example, if the customer chooses a Baht 200 minimum monthly package, then that customer will receive Baht 400 worth of call credit.


GSM Extra Pack
GSM Extra DAY TIME

GSM Buffet

customers can enjoy on-net free call facilities during off-peak periods for 12 hours


ตามใจ
คุ้ม 1 ฟรี!
คุ้ม 2 ฟรี!
คุ้ม 3 ไม่จำกัด

GSM Tarmjai

a package offering a flat tariff rate per minute to all networks for 24 hours and there is no limitation on call duration per day. The minimum monthly fees range from Baht 250 to Baht 1,000 and subscribers also get free minutes ranging from 200 to 800 minutes


fit
สำหรับคนทำงาน
ครบทุกความต้องการ
จ่าย 250 บาท ได้ใช้ 700 บาท

GSM FIT

this promotion favors young office workers, who incur high living costs, with a value package that bundles SMS, MMS, SMS news, GPRS and AIS PUSH MAIL services. This package not only offers basic voice calls but also helps to enhance and optimize work efficiencies, by targeting the White Collar market segment.

GSM Every 1

Allows customers to make a voice call, SMS, MMS, GPRS all at a simple tariff rate of Baht 1 per minute/message


every
1
ทุกการสื่อสาร
1 บาท
ค่าโทร | SMS | MMS | GPRS
ทุกเครือข่าย ตลอด 24 ชม.

ON-TOP PROMOTION


สำหรับคนที่ต้องการโทรหาคนพิเศษโดยเฉพาะ เลือก
GSM Extra LOVE
โทรหาเบอร์พิเศษ ฟรี 1,000 นาที / เดือน
จ่ายเพิ่มแค่ 150 บาท
รายละเอียดเพิ่มเติมและสมัครใช้บริการได้ที่
• เอไอเอส ช็อป • ร้านเทเลวิซ และเทเลวิซเอ็กซ์เพรส • เอไอเอส เซเรเนด คลับ • AIS CALL CENTER 1175
• www.gsmadvance.ais.co.th

Moreover, AIS introduced a variety of on-Top Promotions to provide options for different market segments whose lifestyles vary, for example, tariff package designed specific high usage for 1-special number, unlimit package for calls made during off-peak and on-net, Extra Text package at special price for heavy-use of SMS, MMS, and GPRS.

AIS is the first operator to launch 3G using HSPA (High Speed Packet Access) technology under the service name "3GSM advance," which supports high-speed data transmission as high as 7,200 kbps, compared with GPRS or EDGE transmission at 160 kbps. This gives AIS the capability to provide superior services such as the High-speed Internet and Video Call which is the first time these services have been made available to Chiang Mai residents. In Bangkok, AIS launched 3G services at Central World and Siam Paragon in December 2008 and has plans to provide 3G services to wider areas of Bangkok, Chonburi and Chiang Mai by mid 2009.

GSM 1800

GSM 1800 focuses on simplicity and basic voice communication, offering variety attractive tariff package as follow :


โทรฟรี
ทุกเครือข่าย
12 ชั่วโมง

Buffet 12 & 16 hours

Buffet 12 hours and Buffet 16 hours - AIS offer long period of on-net free call with monthly fees of Baht 125 or Baht 300 per month.

GSM 1800 Baht 89

the package offers customers an attractive tariff with monthly fee only at Baht 89. Customer can enjoy special tariff plan which provide longer call time up to 30 minutes at 3 minutes call charge.


แพ็คเกจ
สุดคุ้ม
โทรครึ่งชั่วโมง
จ่ายแค่ 3 นาที

Toll-Took-Jai

subscribers can choose 1 out of 4 price plans offering a flat rate per minute to all networks at the minimum monthly fees range Baht 300.

1-2-Call!




Freedom to enjoy the world.

1-2-Call! targets teens and youngsters who thrive on having individual style and expressing their creativity. In 2008, the target group for 1-2-Call! was extended to include college students, high-school students and preteens who started using mobile phones under the promotion "Freedom to Enjoy The World". This campaign supports young people who think positively by helping them to live their lives happily in all situations. In addition, AIS arranged various special events including sports, movies, games as well as music which aimed to satisfy customers who like entertainment. This includes "1-2-Call! iD Showcase" a bazaar stage for teenager which gave students from Thai universities the opportunity to express their identity and ideas through the selling of their products that they designed through the "MISSION I'm POSSIBLE" project that allowed them to join an innovative marketing plan competition. During the year, 1-2-Call! launched attractive tariff packages as follow :

Aow pa Joey

offers an ultra-competitive market rate of i.e. Baht 0.75 per minute as well as extending the promotional period to a 6-month duration in order to satisfy customer needs and attract new users




FREEDOM SIM
ฟรี Calling Melody 30 วัน

special priced SIMs which cost only Baht 50 thus leaving customers the freedom to choose their own promotional packages including long-call programs, short-call programs, on-net call programs and 20-hour call programs



Customers who make short or long calls

Short calls - Baht 1 per minute to all networks available for 24 hours.

Long calls - Offering a long call package which allows customers to make a cheap long call at Baht 0.25 per minute.


25

Took Leaw Peaun 2 or 5 special numbers in AIS – offering a valuable package which allows customers to make a cheap-24 hour on-net call at Baht 0.25 per minute to two AIS numbers or Baht 0.5 per minute to five AIS numbers.

Segment SIM

Tourist SIM

a segment-oriented SIM, which offers discounts to tourists when making international calls using the "005"dial code


TOURIST
SIM
SPECIAL PRIVILEGE
Over 240 destinations worldwide



Moreover, AIS offered 8 styles of On-Top Promotion featuring value lump sum payment packages which allow customers to select "Heavy-usage" periods in addition to the regular program or those who prefer a bundle package with value added service (VAS). One of the popular On-Top promotions in 2008 was "Mao Mao", with a minimum payment of Baht 20, customers could have free calls of up to 25 minutes or 30 free SMS's.

Sawasdee

"Sawasdee" targets upcountry customers, first-time users, and those who need longer validity at affordable prices. Sawasdee is considered the only mobile phone service brand that has clearly been marketed to penetrate the upcountry segment thus utilizing a broad array of strengths including network quality, packages tailored to meet customer demands and targeted brand communication. AIS introduced the trendsetting communication strategy "Localization" conducted through country music, which portrays upcountry lifestyles, social conditions, ideologies and Thai culture.

Tariff packages offered under "Sawasdee" brand are as follows :



Mae Yok SIM

Baht 50 SIM cost with tariff of Baht 2 per minute for 24 hours



North SIM

Localized tariff for 18 provinces in Northern areas. AIS offer lower rates of Baht 2 first minute and Baht 1 thereafter for calls originating from the Northern area.

Corporate Business Service

AIS Smart Solution is the business enterprise service arm serving corporate or key account holders and small to medium sized enterprises. In 2008, AIS Smart Solutions development focused on promoting greater workplace efficiency to maximize organizational benefits, through the following services :

- **Virtual PBX :** This solution helps reduce investment costs for private exchange of each organization, especially SMEs with limited initial capital investment. This allow corporations to enjoy efficient communication under AIS's premium quality of service
- **Smart Media** This solution combines the services of Calling Melody, Voice2U and Mobile Advertising, which AIS developed to satisfy corporate clients who need a variety of efficient marketing media that takes advantage of mobile phone services by allowing them to send message directly to end users.
- **Biz Live (Mobile Paging version3)** This solution is designed to improve the efficiency of Mobile Paging for 2-Way Communication while SMS receivers are able to reply. This allows organizations to adapt marketing surveys and promotions

Relationship with Corporate Customers

- **Privileges for corporate customers :**

  AIS Smart Solution - AIS and the Office of Small and Medium Enterprises Promotion (OSMEP) also collaborated to organize a seminar for SME operators so that they could become well-prepared in their operations while ensuring steady business growth. AIS Smart Solution has made it a policy to support SME operations by incorporating wireless technology into marketing, production and logistics to further enhance their competitive edge.

- **Activities for corporate customers :**

  AIS continues to arrange interesting cross-branded events to enhance their business effectiveness and strengthen customer relations among corporations such as cooking workshops with DHC, bakery classes with Mitrpol sugar, car care and driving technique with Goodyear.

Non-Voice Services

In 2008 AIS non-voice revenue continued to grow 28.2% from 2007. The proportion of non-voice revenue to service revenue has increased to 11.1%, from 9.1% in the previous year. AIS expects the growth momentum of the non-voice market to continue as it accounted for less than 10% of total service revenue, lower than developed countries and other countries in the region. Competition the non-voice market is lower than the voice market, where service differentiation is more difficult compared with the non-voice market. Therefore, mobile operators have emphasized data services and value-added services to differentiate their services offered in the marketplace. In the non-voice market, key differentiation is partly on the variety of contents as well as the speed of data downloads. In 2008, AIS has continually offered new non-voice services with the most popular services such as entertainment and music as follows:

SMS and MMS


SMS/MMS Toolbar
SMS 8-)
:) :P
ทำนายดวง
ผ่าน
MMS
MMS


SMS 2.0
SMS2
90171
AIS

SMS and MMS are services which represent the largest proportion of AIS's non-voice revenue. Throughout the year, AIS launched innovative services and packages such as: news content via SMS and MMS, in which AIS collaborated with content partners such as Nation Channel, CNBC and Reuters, for example.

Mobile Internet


ฟรี เล่นเน็ตไร้สาย
500 ชั่วโมง!!
เครือข่าย EDGE/GPRS
Aircard phoneOne E101
Net SIM
เพียง 4,990 บาท



Applications
Options
Back



เช็กสภาพจราจรสด
ผ่าน mobileINTERNET
โทร.★900

Mobile Internet, was one of the fastest growth sectors in 2008, especially related to revenue from GPRS and EDGE. AIS focused on research & development to develop special software for mobile phone screens (customized user interface) to make it easier to use mobile internet. AIS has continuously launched new applications in order to improve the customer experience and prepare the market for upcoming 3G technology

คอลลิ่ง เมโลดี้ (Calling Melody)


iPod nano 4GB
Star Voice Mail
โทรเลย *799


19 บาท/เดือน


เลือกเพลง
Calling Melody


Calling Melody
*789

Calling Melody is one of the most popular non-voice services which has registered impressive revenue growth each and every year and was driven by customers growing preference for music and the growing popularity of Thai artists as well as the marketing strategies to boost usage. AIS has continuously studied consumer behavior and the download habits of each demographic segment in order to deliver new methods to approach each type of customer.


Background Melody
*955


ส่งเพลง
บอกทุกความรู้สึก
M2G *855


ส่งเพลง
บอกทุกความรู้สึก

Customer Relationship Management

AIS has strived to build long term trust with customers and has invested a great deal to understand their needs. AIS has therefore invested in a Data Mining system and conducted extensive research by establishing a team to gather all feedback from customers in addition to conducting Mystery Shopper surveys as well as Management Visits. In addition, AIS has set Customer Engagement as one of the customer service KPIs in order to incorporate product and service development, as both tangible and emotional benefits, to best suit customers' needs at the beginning of service. AIS and its business partners have been cooperating using "AIS PLUS" program, in which the program has reached 30% of AIS' subscribers in 2008.

1) AIS developed its customer care representatives to serve as service, promotion and non-voice consults to help customers decide the most suitable tariff plans to complement their usage pattern as well as providing support for device connection. The consultants can be accessed via the AIS Call Center and AIS shops. The representatives also take care of customers on a continuing basis by introducing more suitable packages to address their ongoing needs.

2) Services through Telewiz, the exclusive dealer of AIS, were also upgraded to the same service standard as AIS shops in order to render wider service to customers throughout Thailand with a focus on addressing the customers' core values including convenience, completeness, friendliness, understanding as well as care. AIS has adapted internal processes in order to be simpler, faster, more convenient while expressing friendliness to consumers.

3) Initiating innovative services to build stronger customer relations

- Face-to-Face Call Center Service via Web Cam that allows customers to have live conversations with the call center via e-mail (Chat), which allows the deaf to communicate with call centers using sign language.
- Multi-Language services to help non-Thai customers – English, Mandarin, Korean, Japanese, French, as well as regional Thai dialects i.e. northern, north eastern. Recently, AIS launched Burmese services to address the increasing number of Burmese workers in Thailand

4) Offering privileges that have varieties and well-suited to customers' daily lifestyles with nationwide coverage, under the AIS Plus campaign including the following services :

- Shopping section : offering shopping discounts or special discounts at Central, The Mall, The Emporium and Siam Paragon
- Dining section: Dining discounts at more than 2,500 restaurants nationwide, AIS has secured participation from shops and fast food chains such as Swensens, McDonald's, and Mister Donut. In addition, AIS has launched campaigns such as "free coupons with AIS plus" in Bangkok and other cities including Chiang Mai, Khon ken, Chonburi and Phuket.
- Entertainment section : offering the **"Movie Baht 60"** campaign for top movies at least once a month at Baht 60 every month throughout the year.
- Transportation section : offering Baht 60 discount for coach and train tickets with upcountry destinations.

In addition to the above 4 privileges, AIS also provides more services to its customers such as

- Privileges for health and beauty at hospital and cosmetic centers
- Privileges for sports i.e. discount coupons at golf courses or golf equipment
- Privileges for travelers i.e. discount coupons at more than 500 hotels and resorts nationwide
- Furthermore, AIS has selected special privileges to important groups of customers under the "Serenade" program, in which the members are offered exclusivity and priority over privileges that are offered to other groups of customers. AIS believes that all the efforts to give customers the best possible service will help to create trust and build long-lasting relationships with our customers.

2008 Telecommunication Industry and Competition

The 2008 Thailand mobile telephone service industry registered service revenue growth of 4% with 8 million new net subscribers. The total amount of mobile subscribers reached 61 million by the year end 2008, representing a 15% increase from 53 million in 2007, pushing mobile market penetration to 94%. The increase in subscribers in recent years has mainly been driven by the surge of multiple SIM users, who carry more than one SIM and/or mobile phone to reduce their calling costs by taking advantage of different tariff plans. This is added to by free or low-priced SIM card distribution as well as low-tariff plans to encourage new consumer trials. Disregarding multiple SIM users, AIS estimates that the real or human penetration rate to be around 65%.

Although mobile penetration in Thailand is heading towards 100%, the saturation point and the penetration in each region is varied. While Bangkok and other major cities have reached 100-120% penetration rate, the upcountry areas, mainly in North and Northeastern provinces have only achieved 50-60% penetration. In 2008, mobile operators focused on these rural areas for growth by expanding and strengthening network coverage as well as stimulating demand through targeted marketing activities.

The Thai mobile phone service industry consists of 3 main mobile operators, which occupy more than 97% of mobile service revenues in total. AIS remains the market leader in terms of subscriber market shares and revenue market share. As of December 2008, AIS's subscriber market share was 45% while AIS's revenues market share was 52%.



Subscriber Market Share

AIS	45%
DTAC	31%
TMV	23%
Hutch	1%



Revenue Market Share (Including Net IC)

AIS	52%
DTAC	32%
TMV	13%
Hutch	3%

In 2008, price competition continued to improve from the previous year as the main mobile operators were obliged to pay for Interconnection Charge (IC) to their counterparts. Therefore, mobiles operators emphasized on-net tariff promotion. In addition, the industry saw tariffs increase in the first half of the year, mainly for the existing subscribers whose promotions had expired. However, the recent global financial crisis has impacted the Thai economy, and the political turmoil has dampened Thai consumer confidence in the second half of the year. As a result, mobile operators had to slow down plans to increase tariffs and try to keep the pricing consistent in order to effectively cope with market conditions.

AIS Marketing Strategies

AIS has been focusing on maintaining its revenue market share instead of its share of subscribers. In 2008, AIS increased its revenue market share to 52%, from 51% in 2007. The strong revenue market share has been supported by the three distinctive brands that target different market segments, the strength is in the network coverage for both city and rural areas, In addition, AIS has strong distribution channels that provide competitive advantage which results in the gain of new subscribers as well as maintaining the existing client base.

Throughout the year, AIS focused on Functional Marketing for services offered in the following key areas : 1) Better network quality 2) Service excellence 3) Variety of products and services 4) Privilege programs and 5) Corporate social responsibility. In addition, AIS also leverages Emotional Marketing to reinforce the emotional appeal of the products and services, under the "With you, Always" campaign, which positions AIS as a close friend that supports you and your lifestyle. AIS believes that both functional and emotional appeals will help establish enduring relationships with consumers, through logical and emotional factors. In 2008, AIS key strategies were as follows:

Innovative Tariff Packages

Having seen the change in consumer behavior, AIS developed attractive new tariff packages which combined privileges, to suit consumer calling behaviors, in order to differentiate AIS from competitors. This allowed AIS to maintain existing subscribers as well as attracting more additional subscribers. AIS's innovative tariff packages included on-top packages like Mao-Mao, and Long-call/ short-call packages, for example.

Focus on Acquiring Quality Subscribers

AIS had been focusing its subscriber acquisition strategy in terms of the quality of subscribers and the growth of organic demand. The market-push approach in previous years from all mobile operators by pushing new SIMs, and in particular give away SIMs resulted in a surge in Multiple SIM users and inactive users as well as a significant rise in the churn rate. AIS however collaborated with business partners that have strong customer bases to enhance the quality of new subscriptions.

New Market Penetration

The rural areas where penetration is far less than city areas, offer plenty of growth potential. In order to attract higher penetration from the rural population, AIS leveraged existing competitive advantages to gain better network coverage by launching various localized marketing campaigns such as localized tariff packages in the North and Northeast region, marketing activities at the district and village level though Caravan sales and "Sawasdee" upcountry-music concerts that directly target the rural segment.

AIS also targeted growth in the postpaid segment by targeting the first time workers through "FIT" packages, using "Online Activation" which blends VDO and Active Games. This multi-media technology was well accepted by customers.

Enhanced Brand Royalty by Customer Relationship Management (CRM)

The aggressive price competition and the Multiple SIM phenomenon moved mobile operators to emphasize promoting brand royalty. AIS is strongly committed to CRM development to differentiate our services from those of our competitors. The special promotional campaigns included validity extension, special free call bonus from participating shops, etc.

The AIS CRM program enhanced customer privileges by focusing on their daily lives, increased convenience allowing customers to carry only the SIM without the physical member cards. AIS is also committed to developing extensive customer care representatives that ensure fast delivery of service as well as standardized quality throughout all customer contact channels.

Strengthening Distribution Channels

AIS has penetrated into the teens market via websites, by offering privileges e.g. free trial usage, free SMS/MMS, with the main objective of creating a community and establishing brand royalty. Moreover, AIS has introduced new distribution channels to enhance refill cards availability for consumers' convenience. Retail distribution channels were extended into non-communication dealers, such as book-stores, convenience store, gas stations, CD shops, department stores and super stores. AIS has also promoted new online refill service, allowing the sub-dealers to manage mobile refills more efficiently than the physical refill card distribution method, which also helps AIS reduce the cost of refill card production and distribution in the long term.

2009 Competitive Outlook

The challenge for the telecommunication industry in 2009 is the impact from the global economic downturn. The Thai mobile market is expected to head towards the saturation point of 100-110% mobile penetration in 2009 with net additional subscribers of approximately 5 million, and an implied 8% annual growth rate. However, real or human penetration will be approximately 70-80% as the multi-SIM phenomena remains a significant trend. The key area for the industry growth rate would come from the rural areas where penetration is significantly lower compared to Bangkok and other metropolitan areas. However, industry revenue growth is expected to be less than 4% as a result of softening economic sentiment and political uncertainty that will pressure domestic spending.

In 2009, the forthcoming Mobile Number Portability (MNP) implementation, which allows customers to use a single set of mobile numbers throughout all networks, will increase competition among the mobile operators. AIS, as the market leader, is well prepared with the strongest nationwide network coverage, better network quality and long-standing effective CRM programs, all of which create stronger relationships with customers. As a premium network and service provider, consumers perceive the AIS brand as being premium and relatively expensive. AIS is gradually shifting consumer perception through the communication "Better Quality at Comparable Prices" campaign to ensure the right value perception to consumers.

AIS plans to emphasize increasing the revenue portion from data service in the non-voice market as price competition is less competitive than voice services especially for music and entertainment content. AIS foresees 3G as a way to capitalize by stimulating higher data usage as 3G would enhance data speeds, allow new mobile multimedia services, as well as initiate new service differentiation. The new potential services for upcoming 3G technology include High Speed Mobile Internet, Video Calling, Video Clips, Video Streaming, Full Song, and Music Video downloads. Mobile Broadband is another key market as Thailand's broadband penetration currently represents 6% of households. AIS, as the technology leader has the first 3G mobile service offer in Thailand. AIS believes that our financial strength and years of service experience will provide solid ground to enable us to be the leader in the 3G market.

Risk Factors

At present, the situation is in a state of rapid change due to variety of factors. Therefore, risk management is vital for the long-term survival of the Company and will act as a buffer against any and all unexpected events. It is imperative that the Company have effective and proactive management strategies to ensure the long and short-term viability of the Company.

In 2008, the telecommunication business in Thailand was greatly affected by a numbers of factors such as economic problems due to the rising of oil prices in the first 3 quarters, political instability, and the world financial crisis etc. AIS, as a company who has the largest revenue market share in Thailand, has focused on organizational risk management by setting up the Risk Management Committee which consists of the Chairman of the Executive Committee who also acts as the president of the Risk Management Committee, the Chief Executive Officers and the senior executives as the members of the committee, totaling 13 persons. In 2008, the committee held 4 meetings having discussed the classification of the risk over the whole organization, ranking the risk, providing risk management guidelines, authorizing responsible persons in order to arrange control measures and to manage risks at an acceptable level to ensure that the Company achieves set targets and the confidence of the shareholders and interested individuals.

The Risk Management Committee has closely followed the results of risk management by considering the action management plan that consistent with reliable results. In each meeting, the Risk Management Committee will have each management division report the risk management results that were identified in the former meeting, including consideration whether the level of risk has been decrease thus resulted to an effective risk management.

In every quarter, the Risk Management Committee submits the results of Risk Management to the Audit Committee, the Board of Directors, and the Executive Committee in order to manage and closely monitoring risk to ensure its risk appetite and the Company is able to achieve its objective.The risk factors, which may affect the operation results of the Company, are summarized as follows :

1. Regulatory and Government Policies Risk

1.1 Assignment of frequency for the operation of mobile cellular IMT2000 or 3G

The National Telecommunications Commission (NTC) has planned to assign frequency ranging from 1920 MHz - 1965 MHz along with 2110 MHz - 2155 MHz and 2010 – 2025 MHz for use on the mobile cellular service system IMT2000 or 3G by employing an external project consultant to study and to guideline the criteria and the appropriate and efficient procedures for frequency assignment for Thailand and NTC had held several public hearings, which were open for public opinion from entrepreneurs and the general public both in central and regional areas.

The project consultant has submitted a report to NTC for consideration with the following substantial details:

1. For **frequency assignment procedures**, it is recommended to use auction process, which those who bid the highest amount will be awarded. However, the bidding participants must meet specified pre-qualifications based on the following criterion i.e. Legal Personality Requirements, sufficient financial ability, and full information-disclosure of ownership, the authority to control, and connected persons (Associated Ties).

2. For **Number of licenses**: It is suggested that licenses be provided to 4 operators by allotting frequency 2 x 10 MHz to 3 operators and frequency 2 x 15 MHz to 1 operator.

The methods of frequency assignment, the number of licenses as well as criteria and conditions are subject to the discretion of NTC. It is expected that NTC shall consider and announce the Term of Reference (TOR) in the beginning of 2009, and the frequency allocation is expected to be completed in middle of 2009.

The Company expects that several mobile phone operators, including the Company and new comers, will be interested in participating in the frequency assignment for 3G from NTC. The Company is so confident in its potential and financial status that it will be qualified for frequency assignment under the criteria provided by NTC.

However, if the Company is not awarded the frequency at that time, business operations in the future could be affected due to the license granted under the Cellular Mobile Telephone Agreement (the "Agreement") by TOT Public Company Limited (TOT) will expire in September 2015 unless the Agreement is further extended. If the company is awarded the frequency, it would enable the Company to operate 3G mobile phone services for a period described in the license which shall be between 15 to 25 years.

1.2 Organization regulating telecommunication and broadcasting business

On June 10, 2008, the cabinet has approved the drafted Act on the Organization to Assign Radio Frequency and Regulate the Broadcasting and Telecommunication Services B.E...... in order to be in conformity with Article 47 of the Constitution of the Thailand 2007, which prescribes the establishment of an independent state organization to assign the frequencies and regulate telecommunication and broadcasting business under the specified conditions, and in conjunction with Article 305 (1) of the Constitution, there shall later be one organization responsible for the regulating of telecommunication business, namely the National Broadcasting Telecommunications Commission (NBTC). At the said meeting of the cabinet, there were several important points needed to be studied and reviewed because the authority, the selection, the check and balance of authority of the organization must be precise. At present, the said drafted Act is pending on the submission to the House of Representatives. It is expected that it will take some times to establish the organization and, thus, it is unclear to point out the direction of the telecommunication and broadcasting business in the country.

However, NTC, as an independent organization in charge of regulating the telecommunication business in Thailand, is still active and is empowered according to the Telecommunications Business Act and Frequency Assignment Organization Act B.E. 2543 to prescribe policies, rules and regulations. Article 305 (1) of the Constitution also stipulates that the enacted law must not affect the legitimate permission, agreement or contracts which have been done prior to the date of an announcement of this Constitution until the expiration of such permission, agreement or contracts, which recently has proposed the use by way of an amendment to amend the Act on the Organization to Assign Radio Frequency and to Regulate the Broadcasting and Telecommunication Service B.E. 2543 instead of drafting a new entire bill.

The Company cannot estimate the release timing of the Act on the Organization to Assign Radio Frequency and Regulate the Broadcasting and Telecommunication Services B.E......, or the revision of the existing Act, the exercise of power, the scope of policies and regulations of NBTC which shall be established in the future, and the Company cannot also foresee whether the establishment of any other regulatory body including any change or reformation of the laws shall have a significant impact on the Company's current scope of telecommunication business operation including financial status and business opportunities or not.

1.3 The Jointly Undertake Work Agreement between State Enterprise and Private Sector as stated in the Act Permitting the Private Sector to Jointly Undertake Work or to Operate the Work of State Enterprise B.E. 2535.

1.3.1 The Amendment of the Jointly Undertake Work Agreement between Advanced Info Service Public Company Limited (the Company) and TOT Public Company Limited (TOT)

As the Ministry of Information Technology and Communication sent a letter to the Council of State requesting for its opinion regarding the amendment of the Cellular Mobile Telephone Service Agreement (the "Agreement") between TOT, as formerly being Telephone Organization of Thailand, and Advanced Info Service Public Company Limited after the enforcement of the Act Permitting the Private Sector to Jointly Undertake Work or to Operate Enterprises of the State B.E. 2535 came into effect whether the current amendment is in line with the said Act and if such amendment is in breach of the said Act what should be done.

Office of the Council of State has been of the opinion in a memorandum regarding the enforcement of the Act Permitting the Private Sector to Jointly Undertake Work or to Operate the Work of State Enterprises B.E. 2535 (The case between the TOT and AIS no. 291/2550), that:

"....TOT entered into the Agreement on behalf of the State by virtue of the legal authority of the Telephone Organization of Thailand. Therefore, the said Agreement has been executed between the State and private sectors for the assignment of the private sector to provide public service on behalf of the State. The State is obliged to comply with the provisions of the Agreement

Since the amendments to the Agreement relevant to which consultation is being sought were not legitimately carried out according to the Act Permitting the Private Sector to Jointly Undertake the Work or Operate the Work of State Enterprises which was in force at the time of those amendments due to the lack of the submission of those amendments to the Coordinating Committee for consideration according to Section 22 and to the Cabinet as an authority in charge for approval of such amendments to the Agreement pursuant to the Act as above-concluded, the amendments made to the Agreement with the TOT as the contracting party were, therefore, carried out without legal authority. However, the amendment procedures of the Agreement which represent administrative juristic acts are capable of being separated from the amendments to the Agreement and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by virtue of time clause or by other causes. If the Cabinet as a lawful authority, after having considered the causes for the rescission, the impact and the appropriateness on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have caused considerable damage, the Cabinet can rescinding such amendments to the Agreement. But if the Cabinet considers on justification and in the light of the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval to re-proceed the amendment procedures, as appropriate, by the project owner and the Coordinating Committee pursuant to Clause 22 being the parties to submit the facts, justifications and opinions for the consideration of the Cabinet."

Presently, a coordination committee according to Section 22 is appointed and is pending on the process according to the Act Permitting the Private Sector to Jointly Undertake Work or to Operate the Work of State Enterprises and after which the committee shall perform the prescribed duties.

The Company firmly believes that the principle and the grounds of the amendments of the Agreement, the TOT's and the Company's compliance with the Act and the Agreement shall positively ease off the risk and that there shall be no material change which shall have an impact on the Company. However, shall the amendments of the Company's agreement are invalidated by the Cabinet; it may result in a shorter agreement life, or a higher prepaid revenue share, for instance.

1.3.2 The Amendment of the Jointly Undertake Work Agreement between Digital Phone Company Limited (DPC), a subsidiary company of the Company and CAT Telecom Public Company Limited (CAT)

As the Ministry of Information Technology and Communication sent a letter to the Council of State requesting for its opinion regarding the amendment of the Digital PCN (Personal Communication Network) 1800 Service Agreement (the "Agreement") between CAT and DPC after the enforcement of the Act Permitting the Private Sector to Jointly Undertake Work or to Operate Enterprises of the State B.E. 2535 came into effect whether the current amendment is in line with the said Act and if such amendment is in breach of the said Act what should be done.

The Office of the Council of State has been of the opinion in a memorandum regarding the enforcement of the Act Permitting the Private Sector to Jointly Undertake Work or to Operate the Work of State Enterprises B.E. 2535 (The case between the CAT and DPC no. 294/2550), that:

"...the assignment of the rights and duties by Total Access Communication Public Company Limited to DPC and the entering into an agreement between DPC and CAT dated November 19 B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service whereby DPC shall be under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act. Since CAT has already specifically prescribed the scope of the project and the private sector to provide the service, besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied mutatis mutandis in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act i.e. The committee shall present the selection results including reasons, topics of negotiation related to the state benefit, the drafted contract and all relating documents to the Minister in charge in order to submit for cabinet's consideration within ninety days as from the decision date of the committee.

Therefore, the process is under the authority and duties of the committee according to Section 13 to consider as it sees fit and DPC as the transferee of the rights and obligations from Total Access Communication Public Company Limited under the Digital PCN (Personal Communication Network) 1800 Service Agreement between CAT and Total Access Communication Public Company Limited. DPC shall be entitled to provide telecommunication service based on the transferred rights and obligations although the current agreement between CAT and DPC has not been in compliance with the Act Permitting the Private Sector to Jointly Undertake Work or to Operate Enterprises of the State. However, the current agreement is still effective as long as it is not rescinded or invalid by time or other conditions. Therefore, CAT and DPC are bound to comply with the said Agreement."

Presently, the Coordination Committee according to Section 13 is appointed and is pending on the process according to the Act Permitting the Private Sector to Jointly Undertake Work or to Operate the Work of State Enterprises and after which the committee shall perform the prescribed duties.

DPC firmly believes that the risks shall ease off positively. CAT Telecom Public Company Limited and DPC are obliged to comply with the agreement. However, shall the justification of this issue is different in a significant matter; it may result in the change of DPC's agreement life.

1.4 Law of use & connection of telecommunication network (Interconnection Charge)

According to the Telecommunication Business Act B.E. 2544 and the announcement of NTC regarding the Use and Interconnect of Telecommunication Networks B.E. 2549, the Company has entered into the Interconnection Agreements with Total Access Communication Public Company Limited on November 30, 2006 and with True Move Company Limited on January 16, 2007, both of which have been approved by NTC during the year 2007. The Company has already provided the service based on such Interconnection Agreements but no interconnection charges have yet been collected or any record relating to the Interconnection Charge has been booked in the Company's provisional financial statement because TOT the contract grantor has issued a written notice to the Company that the Company is not a legitimate licensee of telecommunication network, therefore, is not entitled to enter into the Interconnection Agreement by virtue of the announcement of NTC regarding the Use and Interconnect of Telecommunication Networks B.E. 2549.

On August 31, 2007, TOT filed a lawsuit against NTC at the Central Administrative Court in order to withdraw the said announcement, and on February 4, 2008, TOT issued a written notice to the Company informing that the company should wait for the court decree to be used as a guideline, and if the Company complies with the announcement of the NTC prior to the final judgment of the administrative court, TOT shall not acknowledge it, and the Company must be liable for such action.

However, after having considered the letter from TOT, the relevant laws and the comments of the legal consultant, the management of the Company is of the opinion that non-compliance with the above Interconnection Agreement would be in conflict with the announcement of NTC regarding the use and interconnect of telecommunication network. Therefore, the Company decided to comply with the said Agreements which are in line with the legal provisions currently in force by issuing invoices to collect the interconnection charge from the contractual parties and recorded the relating particulars in the financial statement for the year ending December 31, 2007 and subsequently, the interconnection charge has been paid among the parties.

According to the Cellular Mobile Telephone Service Agreement, the Company is required to pay remuneration annually to TOT at the minimum amount as specified in the Agreement or in a percentage rate of the revenue and any other benefits received by the Company during the year before deduction of any expenses and taxes whichever is higher. However, the interconnection charge is an item which must be observed under the law, and TOT requires the final judgment of the court which the Company expects that there shall be negotiations regarding the calculation method of the annual remuneration at a later date. Therefore, in order to take a cautious approach, the Company has calculated the annual remuneration from the net revenue in the same practice as of the telecommunication industry. The amount of remuneration, which the Company has to pay to TOT, depends on the judgment of the administrative court regarding the withdrawal of the NTC announcement and ongoing negotiations between the Company and TOT after which the financial statement of the Company shall be adjusted accordingly which the management of the Company is confident that no additional expenses will be materially incurred.

On 30 December 2008, TOT has notified in writing to the Company that the result of the negotiation between TOT and the Company regarding a rate and a calculating method of the revenue sharing has not be concluded and requesting the Company to remit the revenue sharing incurred from the interconnection charge since February 2007 to June 2008 in the amount of Baht 761 million based on the rate and calculation method of the Company within 30 December 2008 and the Company has already remitted the revenue sharing to TOT on 30 December 2008 by using the calculation method proposed by the Company for the interconnection charge since July 2008 up to the present. The Company and TOT shall set up the negotiation committee in order to get a conclusion for this case at the earliest.

1.5 Disputes relating to the excise tax

1.5.1 The case between Advanced Info Service Public Company Limited (the Company) and TOT Public Company Limited (TOT)

On January 22, 2008, TOT submitted a dispute (Case No. Black 9/2551) to the Arbitration Institute, Dispute Resolution Office, and Courts of Justice demanding the Company to pay additional revenue sharing for Baht 31,463 million plus interest at the rate of 1.25 percent per month of the unpaid amount computing from the default date (January 10, 2007) until full payment is made.

The Company has submitted an objection to such demand to the Arbitration Institute, Dispute Resolution Office, and Courts of Justice on March 25, 2008 and appointed the arbitrators for the Company on August 20, 2008 and the disputes procedures may take several years and has not yet commenced. However, the management of the Company believes that the outcome of the case shall be in favor of the Company since such claimed amount is the same amount of the excise tax which the Company has delivered during January 28, 2003 to February 26, 2007, and the Company deducted such amount from revenue sharing pursuant to the resolution of the Cabinet on February 11, 2003.

Therefore, the Company has correctly and completely complied with the resolution of the Cabinet as is the same standard practice of the telecommunication business industry. In addition, TOT has issued a letter ref. no. Thor.Sor.Thor. BorYor./843 dated March 10, 2003, stating that the Company had correctly complied with the resolution of the Cabinet, and the Company's burden remains at the same percentage rate as specified in the Agreement and the submission of the said excise tax return shall not affect the terms of the Agreement.

1.5.2 The case between Digital Phone Company Limited (DPC) as an affiliated company of the Company and CAT Telecom Public Company Limited (CAT)

On January 9, 2008, CAT submitted a dispute (Case no. Black 3/2551) to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC a subsidiary of the Company to pay additional payment of revenue sharing for Baht 2,449 million under the Digital PCN (Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until full payment is made (total penalty, computing as at December 2007 (B.E.2550) is Baht 1,500 million) totaling Baht 3,949 million and later, on October 1, 2008, CAT has submitted a request to amend the amount of claim by decreasing the demanded amount including the penalty to Baht 3,410 million.

DPC has submitted an objection to such demand to the Arbitration Institute, Dispute Resolution Office, and Courts of Justice on March 12, 2008 and appointed the arbitrators for DPC on July 31, 2008 and the disputes procedures may take several years and has not yet commenced.

However, the management of the Company believes that the outcome of the case shall be in favor of the Company since such claimed amount is the same amount of the excise tax which DPC has delivered during September 16, 2003 to September 15, 2007, and DPC deducted such amount from revenue sharing pursuant to the resolution of the cabinet on February 11, 2003. Besides, CAT has sent a letter notifying DPC to comply with such cabinet's resolution. Therefore, DPC has correctly and completely complied with the resolution of the cabinet as is the same standard practice of the telecommunication business industry.

1.6 The case between AIN GlobalComm Company Limited (AIN) as an affiliated company of the Company and CAT Telecom Public Company Limited (CAT)

On 7 March 2008, CAT Telecom Public Company Limited ("CAT") has submitted a case against the Company as the defendant no.1 and AIN GlobalComm Company Limited (AIN) as the defendant no.2 ref. no. Black-1245/2551 to the Civil Court demanding the Company and AIN to jointly pay for damage plus interest at the rate of 7.5 per annum calculated up to the submission date of the case totaling Baht 130 million by claiming that the said damage has arisen from the change of the connection setting of the international direct dialing service from using the symbol "+" for the code 001 of CAT to "+" for the code 005 of the subsidiary during 1-27 March 2007 without prior notification to subscriber.

On 4 September 2008, CAT has submitted a request to amend the plaint by changing the damage amount to Bath 583 million (inclusive of interest) claiming that CAT has suffered damage for a continuous period up to 7 March 2008. On 19 November 2008, CAT submitted the order of provisional remedial measure before delivery of judgment to cease AIS and AIN to transfer the Traffic 001 or symbol "+" of CAT to Traffic 005 of AIN. Later on 26 February 2009, the Civil Court had dismissed the CAT's an order of provisional remedial measure.

At present, the said case is pending consideration of the Civil Court and the management of the Company believes that the outcome of the case shall be in favor of the Company. Furthermore, the symbol "+" is an international symbol and it is general practice for mobile phone operators to set the said symbol for international direct dialing and each mobile operator has the right to designate the said symbol for its international direct dialing code. Therefore, the Company has not committed any violation or caused any damage to CAT

1.7 The case between Digital Phone Company Limited (DPC) as an affiliated company of the Company and CAT Telecom Public Company Limited (CAT)

On 3 February 2009 CAT submitted a dispute (Case no. Black 8/2552) to the Alternative Dispute Resolution Office, the Arbitration Institute demanding DPC to deliver and transfer an ownership of 3,343 towers including 2,653 equipments of Power Supply under the Digital PCN (Personal Communication Network) Agreement.

Failure to do so, DPC must reimburse Baht 2,230 million to CAT. DPC considers that all disputed assets, towers and the equipments of Power Supply, are not the property as stipulated in clause 2.1 of the Agreement which DPC is obligated to deliver and transfer an ownership under the agreement.

The said dispute is pending DPC's preparation to submit the objection according to arbitration procedures. The management believes that the outcome of the case shall be in favor of the Company since the Company has correctly and fully complied with the law and the relating Agreements in all respects.

2. Market and Competition Risk

2.1 Economic Recession

Thai economy in 2009 is trended to be downwards as the Bank of Thailand has latest foreseen as at December 2008 that the economic growth of the year 2009 is expected to be between 0 – 2% in comparison with the estimation of the year 2008 which was between 4 – 4.5% and there is possibility that the Thai economic growth may be lower than expected due to US economy which is an important mechanism in stimulating the world economy is fiercely moving towards recession. The significant sign can be visible from the decrease of the country's Gross Domestic Product (GDP) in the 3rd quarter as reported by the US' Ministry of Commerce by 0.3% in comparison with the same quarter of last year which resulting from in the lowest consumer's expenditure in 28 years and is the lowest figure since the shrinking of US economy for 1.4% of the 3rd quarter in 2001.At the same time, the figure of unemployment rate has still increased as well as the continue declining of both stock prices and real estate values. The economic crisis in U.S.A. has expanded further to Europe and Asia. Therefore, Thailand is directly and unavoidably impacted especially on export sector as USA, Europe and Japan are its main trading partners. There are expectations that the employment in the manufacturing sector will decrease by more than 1 million employees next year including tourism sector which is downward due to the low expenditures. For domestic consumption and investment of private sector is trended to be lower due to the low consumer's confidence which stemming from domestic political problems and world economic crisis. Meanwhile, the capital market is variable due to fund reallocation by foreign investors and the worldwide redemption of funds shares to raise capital for investment units and to provide relief from the economic crisis. Therefore, the government implemented several economic stimulus measures, which consisted of initiating Mega Projects, projects for the economically disadvantaged, taxation measures as well as accelerated budget payment.

The Company, as a mobile phone service provider, has prepared for the current market situation with a strong commitment to offer value-telephone packages to suit every group of customers and to develop innovative services to provide facilities that increase efficiency in the private and corporate sector with services such as mobile internet and mPay services, which shall save time for searching information, planning for the trip and transacting via mobile phone etc and mobile phone has now become an essential factor. Therefore, the Company believes that it can sustain during the difficult economic situation.

2.2 Announcement relating to Number Portability

According to the Telecommunications Business Act B.E. 2544, Section 12, has prescribed the use of "one number for all systems" or Number Portability for the purpose that there shall be the use of one number for all systems

by giving an opportunity to mobile phone subscribers to be entitled to use their own number for their own benefit and can worthwhile use the said numbers which are the resources of the country.

On August 31, 2007, the National Telecommunications Commission (NTC) has issued an order ref. no. 37/2550 regarding the establishment of a committee to study and prepare the implementation of Number Portability project in order to establish a managerial structure and organizational for the use of one number for all systems, the designing of technical structure and a central database system including investment structure to enable an efficient operations which NTC has already set up the said committee. In addition, NTC has also given every operator a chance to jointly participate in studying the details, commenting and proposing the implementation procedures. Such activities are currently in progress with 4 meetings have already taken place.

This announcement will stimulate more competition amongst mobile phone operators because Number Portability will provide the opportunity for customers to independently change the service network unless a service operator has not put enough effort to improve its network quality and marketing plan or promotion in order to attract its customers. This is a macro risk for the telecommunications industry which service operators cannot anticipate the unpredictable behaviors of customers after Number Portability is launched.

The Company firmly believes that it has a strong advantage with its nationwide network which is superior to other service providers. The Company has also meticulously worked to strengthen its brand in order to create lasting and trusting relationships with its customers and has implemented a series of programs to ensure service is of the highest quality at all times by utilizing Life Cycle and Customization management, Customer Relationship Management (CRM), a quality after sale service and improving all customer service channels either through its agency or service center. Additionally, a service bureau is tasked to analyze client behavior with information technology and applied statistical methods so as to ensure the delivery of products and services meet client demands and expectations. The strategy also applies an emotional dimension with the "With you, Always" concept which enable the customers to obtain a quality network, a reliable customer service, innovation, various privileges and social compensation through all service channels. With determination to provide the best service to its customers, the Company was awarded 2 Asian prestigious prizes in 2008 which are Asian Mobile Operation of the Year 2008 and Thailand Mobile Operator of the Year 2008 from "Asian Mobile News" of Singapore.

3. Operational Risk

The Company is the market leader in mobile phone business with a large network installed to provide nationwide coverage services and various value added services, consisting of Short Message Service (SMS), Multi-Media Service (MMS), Calling Melody Service, and download and data services (Data & Portal) to meet variety of demands of the customers. Therefore, since the operational systems of the network which are of the large-size and have a lot of diversities shall be able to continuously provide the required services to all types of customers, there is a need of an efficient control system which the Company has an 24-hour Network Operation Center (NOC) to monitor and examine the operation of all equipment including a maintenance unit which is ready to promptly solve any difficulties.

In addition to the continuous service, the Company has also a regularly quality inspection as well as the monitoring, the verification of data on all usage quality statistics, used quality test devices which are installed throughout the country, and working teams which are available for quality testing and improvement in all regions. The Company still has a plan to develop the services to cover more areas by increasing more than 1,800 base stations with a 13,000 million capital investment in 2008 as well as the implementation of special features to improve the quality in order to assure that the Company provide the quality and continuously developed the services. Besides, the Company has always compared the qualitative usage information to those of the service providers abroad as a measure for a continuously quality improvement. The Company firmly believes that as it is being operated and managed by professional and experienced staff who specialize in running such a large network, the quality of services will be constantly first class.

4. Technology Risk

4.1 Technology 3G

Rapidly change of technology is an important factor against telecommunication industry. The inability of entrepreneurs to adapt to new technology may be influential to long term competitiveness. Technology competition in the near future for Thailand will include the 3rd generation of mobile telephone technology or 3G where the Company is the first service provider in the country that has officially launched the said technology under "3GSM" (900 MHz.) by starting launching the service in Chiang Mai province in May 2008 which enable the customers and the staffs of the Company to understand and get acquaintance with the technology and will also help the Company to smoothly launch the service in Bangkok and other main provinces including to expand the service area in the future.

In addition to the expansion of the 3G service area, the Company still expands its network to accommodate data communication services for current customers in order to increase experience of high speed data transmission with continuity.

For 3G technology on frequency 2100 MHz, the Company has prepared the readiness in 2 part, firstly, the readiness for obtaining a license for the service through frequency 2100 MHz. which it is expected that NTC will commence the selection process in mid-2009 and the investment of the Company is expected to be approximately Baht 20,000 – 25,000 million per annum during the first 2 -3 year. Secondly, the knowledge of the technology which the Company has prepared for not less than a 5 year since this service is available in European countries.

Besides, the test and launching of 3GSM (900 MHz.) service in Chiang Mai and other main areas has helped the Company's personnel continuously develop their capabilities both on network and 3G service and use their experiences to plan and develop contingency plans to systematically handle all situations and obstacles which may occur.

Therefore, it is convincible that the Company has the readiness in qualification to obtain the license from NTC and in human resources to promptly provide 3G service on frequency 2100 MHz. if the Company is awarded the frequency and granted the license to provide the service.

4.2 Other technologies

- **WiMAX**

WiMAX is a wireless broadband communication technology which is a new option for high speed transmission of data or services that can accommodate varied applications, which require high speeds. In the future, WiMAX technology may be a substitute for wired broadband communication technology. NTC has made a continuous study for domestic implementation and allowed interested companies and authorities to import WiMAX devices for testing. The Company has also taken the subject into its consideration and kept following the progress of the said technology. At present, the Company is one of the companies which have been permitted to import WiMAX equipment for testing and has performed operational trial of the technology as well developed its personnel's capability to accommodate such technology.

Therefore, it is convincible that the Company is ready to submit a request for the WiMAX service license as soon as NTC has considered the assignment of the frequency and the issuance of license for WiMAX service.

5. Financial Risk

- **Indirect effects from the world financial situation against the domestic flexibility**

As a result of the world financial crisis which was ignited by bad debts also referred to as "sub-prime lending" in USA since the end of 2007 including the insolvency of financial institutes, thus resulting in the possibility that foreign investors in Thailand may liquidate investments and assets to raise capital or move them to safer investment vehicles which would adversely impact the Thai economy.

However, the Company has varieties of financial sources either from financial institutes or the capital market (private debenture market) both domestically and internationally including as credit facilities from suppliers which enable the Company to suitably obtain capital resources under various situations. The Company has methodically planned its investment and capital strategies since the year 2007 and gradually and suitably spent the capital according to the plan by gradually investing in necessary area instead of single investment around the country which is the investment plan that is based on non-carelessness where at the end of the year 2008, the Company had adequate cash flow and long-term loans (adjusted with the net result from liquidation of the exchange rate) in the amount of Baht 36,812 million, this amount includes foreign currencies of YEN 30,568 million or approximately Baht 9,485 million USD 177 million or approximately Baht 6,166 million. The Company has mitigated the risk related to fluctuations in exchange and interest rates of foreign currency loans by entering into SWAP contracts to exchange debt from foreign currencies to Thai Baht at the interest rate which the Company shall designate according to the market situation at that time, mostly, at fix interest rate. Therefore, the Company had been able to reduce the risk from the fluctuation of exchange and interest rates. As at the end of 2008, the Company has a float rate of 2.19 percent of all loans (and the said risk shall be null when the market situation facilitates).

6. Human Resource Risk

- **Upgrade personnel readiness related to work skills and management**

Management has refocused its personnel strategy to include developing analytical skills, and realigning human resource systems in accordance with the strategies, targets, and vision of the Company with the aim of improving the abilities of personnel in tandem with advances in information technology. The Company is the leading telecommunication business operator in Thailand with approximately 8,000 employees throughout the country (including temporary employees) and provides services to over 26 million clients throughout the country. Technology advancements and expansion mean that the scope of staff responsibilities and duties will have to be adjusted to keep pace with these changes. The company must encourage its employees to expand their knowledge, abilities, and work skills to align with the changing situations and to perform well in all circumstances in addition to increasing work quantity. All employees are empowered to utilize self-learning tools to improve their knowledge base in a variety of subject areas including but not limited to data sourcing, business applications and practices, technological advances and networking on the Smart E-Learning system.

The Company is utilizing aggressive concepts for improving strategic performance of primary, intermediate, and senior executives by focusing on management skills, planning, strategic thinking and problem solving, decision making, and leadership skills. The Human Resource Development develops training courses and works to ensure personnel readiness for newly appointed executives and prospective executives and have conducted training focused on developing leadership ability such as: "Great Leader, Great Teams, and Great Results, 360 degree assessment of leader attributes, and Coaching programs to instill an organizational culture that values the continuous transfer of knowledge to all employees.

7. Risk if the Company becomes "foreigner" under the Foreign Business Act

The Foreign Business Act B.E.2542 (the "FBA") is an act to stipulate the qualification of Thai company and the level of permitted foreign shareholdings in Thai companies. A definition of "foreigner" defined in the FBA also applies in the Telecommunications Business Act B.E.2544 (the "TBA") as regards qualifications of applicants for licenses under type 2 and 3. There is a provision under FBA prohibiting Thais to act as nominees for foreigner carrying on businesses which require permission.

In 2006, the Ministry of Commerce investigated shareholding on behalf of foreigners in companies including major shareholders in Kularb Kaew Co., Ltd. ("Kularb Kaew"), a Thai company holding shares in Cedar Holding Co., Ltd.

("Cedar"), which is a major shareholder of Shin Corporation Public Co., Ltd. The issue is whether a major Thai shareholder of Kularb Kaew holds shares on behalf of foreigner. The Ministry of Commerce has summarized the case and referred to the public officer. The case is in process by competent official.

If Kularb Kaew is found under a final adjudication to be a "foreigner," then Cedar could be deemed to be a "foreigner" and Shin Corporation Public Co., Ltd., the Company and DPC could also each be deemed to be a "foreigner". In addition to FBA, the court has power to order those holding shares on behalf of foreigner to discontinue holding shares.

However, the Company and DPC believe they have not committed any offence. As a result, the Company and DPC may find new shareholders to replace those alleged to have held shared on behalf of foreigner. Failure to replace the shareholders might affect qualifications of the Company and DPC to apply for new licenses.

The Cellular Mobile Telephone Service Agreement (the "Agreement") granted to the Company does not contain a clause of shareholding limitation by foreigner.

We cannot assure that the case will not impact the agreement and licenses of the Company and DPC.

8. Risk on litigation to which we are not a direct party

On March 20, 2006, Mr. Satra To-Orn submitted a complaint to the Central Administrative Court (the "CAC") against the Ministry of Information and Communications Technology (the "ICT Ministry"), the Ministry of Transportation (the "Transport Ministry") and the Prime Minister's Office (the "PRIME MINISTER'S OFFICE") as the defendants, requesting the court to (i) order the defendants to terminate the Cellular Mobile Telephone Service Agreement (the "Agreement") entered into with AIS; and (ii) grant a temporary injunction preventing new shareholders from taking any action or receiving any benefit under such Agreement.

Mr. Satra claimed that the defendants should have terminated the Agreement following the transfer of the Company shares to new shareholders who resulted in a material change in shareholding structure and in control of operations of the Company that carries on businesses based on Thai national resources. The CAC ruled that Mr. Satra had no rights to claim because he had not been a party under the Agreement. However, Mr. Satra appealed to the Supreme Administrative Court which later ruled on 12 September 2006 that Mr. Satra as the injured person could claim on the ground that if the Company's businesses were under control of the foreigner, it would cause damage or result in national security which unavoidably affected Mr. Satra. Accordingly the Supreme Administrative Court ordered the CAC to accept such complaint and continue the court procedure. On 17 November 2006, CAC ordered not to accept Mr. Satra's order of provisional remedial measure before delivery of judgment because CAC desire that the cause of the case is not sufficient to pursue Mr. Satra's request and this case concerns to examination of the Agreement which has the provision and liability to response. The order of CAC would be final. In case of such complaint is still in the procedure of CAC.

The Company would not be affected that shareholders of the Company are under control of the foreigner. In addition, whether the Agreement could be revoked shall be considered under the terms and conditions of the Agreement.

9. Risk of not getting the Cellular Mobile Telephone Service Agreement (the "Agreement") extended after year 2015

The Company cannot guarantee that it will get the new telecommunication license from the NTC or an extension of the Agreement from TOT or a right to operate a cellular mobile telephone service after the expiration of the Agreement with favorable terms and conditions to the investors.

Management Structure of Advanced Info Service Public Company Limited


Board of Directors
Nomination and Corporate Governance Committee
Remuneration Committee
Audit Committee
Executive Committee
Chairman of the Executive Committee
Mr. Allen Lew Yoong Keong*
Chief Executive Officer
Mr. Vikrom Sriprataks
Chief Marketing Officer
Mr. Sanchai Thiewprasertkul
(Acting) Chief Technology Officer
Mr. Vikrom Sriprataks
Chief Customer Officer
Mrs. Suwimol Kaewkoon
President
Mr. Wichian Mektrakarn
Chief Finance Officer
Mr. Pong-amorn Nimpoonsawat
Chief Audit Executive
Mrs. Suvimon Kulalert

▦ The top four (4) management positions, according to the definition of the SEC

* Duly appointed as the Chairman of the Executive Committee effective on 1 June 2008

Management and Corporate Governance

Management Structure

The Company's management structure comprises the Board of Directors and the Executive Committee including three sub-committees: the Audit Committee, Remuneration Committee, and Nomination and Corporate Governance Committee as detailed below :

1) Board of Directors

As of 31 December 2008, there are 11 members of the Board of Directors as follows :

1. Dr. Paiboon Limpaphayom
   Chairman of the Board of Directors and Independent Director
2. Mr. Somprasong Boonyachai [1/]
   Vice-Chairman of the Board of Directors
3. Mr. Aviruth Wongbuddhapitak
   Chairman of the Audit Committee and Independent Director
4. Mrs. Tasanee Manorot
   Member of Audit Committee and Independent Director
5. Mr. Surasak Vajasit
   Member of Audit Committee, and Independent Director
6. Mr. Suphadej Poonpipat — Director
7. Mr. Chakree Subprawong [2/] — Director
8. Mr. Allen Lew Yoong Keong — Director
9. Mr. Yuen Kuan Moon — Director
10. Mr. Vikrom Sriprataks — Director
11. Mr. Hubert Ng Ching-Wah [3/] — Director

[1/] Appointed as Vice-Chairman of the Board of Directors effective on 8 October 2008

[2/] Appointed to replace Mr.Vasukree Klapairee effective on 16 December 2008

[3/] Appointed to replace Ms. Nidchanun Santhavesuk effective on 10 April 2008

The Authorized Directors are Mr. Somprasong Boonyachai and Mr. Vikrom Sriprataks, these two directors collectively sign with the Company's seal affixed.

The Company Secretary is Mr. Ong-art Thongpitaksakul

The Board of Directors will convene regular meetings every quarter. In 2008, there were 7 Board of Directors meetings, and 3 extra meetings.

Scope of Authority and Duties of the Board of Directors

1. Perform its duties with honesty, integrity and prudence in accordance with the law and the Company's objectives and Articles of Association including the resolutions of shareholders' meeting, and carefully protect the Company's interests ;
2. Set out the vision, policy and direction of the Company's operations and supervise the management team to act in accordance with plans which are set out efficiently and effectively, and thereby maximize the economic value and wealth of the Company and its shareholders ;
3. Consider and approve major issues such as large investments, purchase of assets etc and any actions/ transactions as prescribed by law ;
4. Approve or agree major related transactions between the Company and its subsidiaries in compliance with the relevant notifications, regulations and guidelines of the Stock Exchange of Thailand ;
5. Assess the performance of the Executive Chairman and the executive directors, and fix appropriate remuneration on a regular basis ;
6. Be responsible for overseeing operational results and the management team's performance to ensure due attentiveness and care ;
7. Arrange appropriate accounting systems, including the production of financial reports and a reliable auditing system ; oversee and monitor the effectiveness and efficiency of the internal control, internal audit and risk management systems ;
8. Ensure avoidance of conflict of interests amongst the Company's stakeholders ;
9. Supervise business operations to enforce ethical work standards ;
10. Annually review the Company's corporate governance policy and assess due compliance ;
11. Report on the execution of the Board's responsibility to prepare financial reports, along with the external auditor's report in the annual report covering key issues according to the Company's policy statement and the Stock Exchange of Thailand's Code of Best Practices for Directors of a Listed Company.

In this regard, the Board of Directors has empowered the Executive Committee to perform duties as per the scope of duties and responsibilities of the Executive Committee.

Such delegation of authority shall not constitute the authority or substitution to allow the Executive Committee, or a person authorized by the Executive Committee, to approve those transactions related to a party in conflict, a party in interest or any other party with a conflict of interests (according to the Company's Articles of Association and SEC's notification) with the Company or its subsidiaries, except for the approval on any item in accordance with the policies and criteria approved by the Board of Directors.

2) Executive Committee

As of 31 December 2008, there are 5 Members of the Executive Committee as follows:

1. Mr. Allen Lew Yoong Keong [1/]
   Chairman of the Executive Committee
2. Dr. Dumrong Kasemset
   Member of the Executive Committee
3. Mr. Vikrom Sriprataks
   Member of the Executive Committee
4. Ms. Nidchanun Santhavesuk
   Member of the Executive Committee
5. Mr. Hubert Ng Ching-Wah [2/]
   Member of the Executive Committee

[1/] Appointed to be the Chairman of the Executive Committee effective on 1 June 2008

[2/] Appointed to replace Mr. Somprasong Boonyachai effective on 1 June 2008

The Executive Committee will convene the meeting every month. In 2008, the Executive Committee convened a total of 12 regular meetings and 3 extra meetings and reported to the Board of Directors monthly.

Scope of Authority and Duties of the Executive Committee *

1. Formulate the Company's strategic direction, management structure, and annual business plan and budget for the Board's approval ;
2. Monitor the Company's financial and operating results, and keep the board members informed by monthly report ;
3. Review and approve all transactions concerning investments and disposal of assets, human resource management, finance and treasury, general administration and any other transaction related to the Company's business within the limits of authorization granted by the Board ;
4. The Committee may delegate its authority to any member of the management or staff as it deems appropriate. However, such authority does not permit the Committee or appointed persons to approve any transaction between them or related persons having mutual benefits or conflicts of interest (as prescribed in the Company's Articles of Association and Notifications of the Securities Exchange Commission). The approval for transactions shall be in accordance with the policies and principles already determined by the Board and regulatory bodies;
5. Report to the Board on a quarterly basis regarding the material actions taken by the Committee under the Chairman of the Executive Committee Report agenda;
6. Annually review its own performance and assess the adequacy of this Charter ; and
7. Take any other action that may from time to time be assigned or delegated to the Committee by the Board.

** Approved by the Board of Directors on 11 November 2008*

3) Audit Committee

As of 31 December 2008, the Audit Committee comprises of Independent Directors whose qualifications meet the criteria required by the Stock Exchange of Thailand. They are highly experienced individuals in the areas of finance, accounting, legal and management.

1. Mr. Aviruth Wongbuddhapitak [1/]
   Chairman of the Audit Committee and Independent Director
   (Attended a total of 13 meetings)
2. Mrs. Tasanee Manorot [1/]
   Member of the Audit Committee and Independent Director
   (Attended a total of 13 meetings)
3. Mr. Surasak Vajasit
   Member of the Audit Committee and Independent Director
   (Attended a total of 13 meetings)

[1/] Have adequate expertise and experience to review creditability of the financial reports

The Audit Committee convenes a meeting regularly once a month. In 2008, the Audit Committee convened a total of 13 meetings and which the Audit Committee reported to the Board of Directors quarterly.

Scope and Duties of the Audit Committee *

1. To review that the Company's financial reports are prepared in accordance with legally defined accounting principles and adequately disclosed;
2. To review the Company's internal control system and internal audit system to ensure that they are suitable and efficient, to determine an internal audit unit's independence, as well as to approve the appointment, transfer, dismissal, performance appraisal and remuneration of the chief of an internal audit unit;
3. To review the Company's compliance with the law on securities and exchange, the Exchange's regulations, and the laws relating to the Company's business;
4. To consider, select and nominate an independent person to be the Company's auditor, and to propose such person's remuneration, as well as to attend a non-management meeting with an auditor at least once a year;
5. To review the Connected Transactions, or the transactions that may lead to conflicts of interests, to ensure that they are in compliance with the laws and the Exchange's regulations, and are reasonable and for the highest benefit of the Company ;
6. To review that the Company has established an appropriate and effective risk management system ;
7. to review and approve the Charter of Internal Audit activities, annual audit plan and activities of Internal Audit, and coordinate with the external auditor ;
8. To prepare, and to disclose in the Company's annual report, an audit committee's report which must be signed by the Audit Committee's Chairman and consist of at least the following information:
   (a) an opinion on the accuracy, completeness and creditability of the Company's financial report,
   (b) an opinion on the adequacy of the Company's internal control system,
   (c) an opinion on the compliance with the law on securities and exchange, the Exchange's regulations, or the laws relating to the Company's business,
   (d) an opinion on the suitability of an auditor,
   (e) an opinion on the transactions that may lead to conflicts of interests,
   (f) the number of the audit committee meetings, and the attendance of such meetings by each committee member,
   (g) an opinion or overview comment received by the audit committee from its performance of duties in accordance with the charter, and
   (h) other transactions which, according to the Audit Committee's opinion, should be known to the shareholders and general investors, subject to the scope of duties and responsibilities assigned by the Company's Board of Directors;
9. To continue the inspection when the external auditor informs regarding any suspicious circumstance that the director, manager or any person responsible for the operation of such juristic person commits an offence under the Security and Exchange Act and the Audit Committee shall report the result of preliminary inspection to the Office of the Securities and Exchange Commission and the external auditor within thirty days.
10. To report the performance of the Audit Committee to the Board of Directors at least four times a year. In its performance of duties, if it is found or suspected that there is a transaction or any of the following acts which may materially affect the Company's financial condition and operating results, the audit committee shall report it to the Board of Directors for rectification within the period of time that the audit committee thinks fit.

If the Company's Board of Directors or management fails to make a rectification within the period of time under the first paragraph, any Audit Committee Member may report on the transaction or act under the first paragraph to the Office of the Securities and Exchange Commission or the Exchange.

11. To have the authority to invite concerned executives, Management and officers of the Company to express opinions, attend meetings or deliver documents as deemed necessary.
12. To agree to retain a consultant or other third person to express opinions or give advice as deemed necessary.

13. To review and evaluate the scope of the performance the Audit Committee on an annual basis.
14. To perform other duties as assigned by the Board of Directors of the Company with the consent of the Audit Committee.

** Approved by the Board of Directors on 29 January 2009.*

4) Remuneration Committee

As of 31 December 2008, there are 3 members of the Remuneration Committee as follows :

1.	Dr. Paiboon Limpaphayom	Chairman
2.	Mr. Aviruth Wongbuddhapitak	Member
3.	Mr. Somprasong Boonyachai	Member

In 2008, the Remuneration Committee convened 4 meetings to consider the Economic Value Plan for Employees. In addition, the Committee considered the remunerations of the Board of Directors, independent directors and outside directors as well as general policy on remuneration for the year 2008 and reported to the Board of Directors.

The Scope of Authority and Duties of Remuneration Committee*

The Remuneration Committee shall have the authority and duties as follows :

1. Fix appropriate annual remuneration in monetary and/or non-monetary form for the Board members, committee members, Chairman of Executive, Chief Executive Officer and executives reporting directly to Chief Executive Officer ;
2. Consider and approve the Economic Value Plan for Employees (EV) and criteria for implementation thereof including the EV annual bonus plan for the Company executives ;
3. Supervise the implementation of EV Plan and have authority to give decision in case of any discrepancy arising in connection therewith ;
4. Consider and approve annual remuneration for Board members ;
5. Draw up guidelines to provide appropriate remuneration for the Board members and Chairman of Executive to be proposed to and approved by the Board and/or the shareholders' meeting, as the case may be ;
6. Disclose policy governing Board members' remuneration in the annual report ; and
7. Perform other tasks as designated by the Board.

**Approved by the Board of Directors on 20 March 2008.*

5) Nomination and Corporate Governance Committee

As of 31 December 2008, there are 3 members of the Nomination Committee as follows ;

1.	Dr. Paiboon Limpaphayom	Chairman
2.	Mr. Somprasong Boonyachai	Member
3.	Mr. Surasak Vajasit	Member

In 2008, the Nomination and Corporate Governance Committee held 4 meetings to consider appointment of the Company's Directors and determine their authoritative power to replace the four (4) Directors who completed their terms according to the Company's Articles of Association; review corporate governance policy, and criteria to allow shareholders to propose additional agenda in general meeting. The results were reported to the Board of Directors.

The Scope of Authority and Duties of the Nomination and Corporate Governance Committee*

The Nomination and Corporate Governance Committee shall have the authority and duties as follows :

1. Draw up criteria and policy with respect to nomination of Board members and committees members of the Company ;
2. Supervise implementation of the policy on good corporate governance of the Company, annually review such policy including recommendation of any revision thereof for further consideration by the Board ;
3. Consider and nominate appropriate persons to become Board members and/or committees members to be proposed to and approved by the Board and/or shareholders' meeting, as the case may be ;
4. Consider and nominate a person to become Chairman of Executive in case of vacancy as well as criteria of succession thereof ;
5. Perform of other tasks as designated by the Board.

** Approved by the Board of Directors on 20 March 2008.*

6) Management Team

As of 16 December 2008, the Company's Management Team is as follows :

1. Mr. Allen Lew Yoong Keong[1/]
   Chairman of the Executive Committee
2. Mr. Vikrom Sriprataks
   Chief Executive Officer and (Acting) Chief Technology Officer
3. Mr. Wichian Mektrakarn
   President
4. Mr. Sanchai Thiewprasertkul
   Chief Marketing Officer
5. Mrs. Suwimol Kaewkoon
   Chief Customer Officer
6. Mr. Pong-amorn Nimpoonsawat
   Chief Finance Officer

[1/] Appointed as Chairman of the Executive Committee effective on 1 June 2008.

Selection of Directors

The Company has prescribed the following guidelines for the selection and appointment of directors :

(1) At the annual general meeting of shareholders, one-third of the directors shall leave office. If one-third is not a round number, the number closest thereto shall be the applicable number. The vacating directors may be re-elected.

(2) In the case of a vacancy in the position of director, for reasons other than the completion of the term, the Board of Directors shall appoint a new director with the required qualifications, and without any characteristics that would prohibit him/her from acting as director, as per clause 68 of the Public Company Limited Act B.E. 2535, to serve as new director in the next Committee meeting, excluding such case where the remaining term is less than two months. Such appointed director shall assume the position for the remaining term of the vacating director.

Nevertheless, the Company has set up a Nomination and Corporate Governance Committee to designate principle and policy in nominating qualified person to attend the Board of Directors provided that the shareholders' meeting shall appoint the director, as per the criteria and procedures prescribed in the Company's Articles of Association.

(1) Every shareholder shall have one vote for each share of which he/she is the holder ;

(2) Each shareholder may exercise all the votes he/she has under (1) above to elect one or several directors. In the event of electing several directors, he/she may not allot his/her votes to each unequally.

(3) The persons receiving the most votes in the respective order of votes shall be elected as directors at the number equal to the number of directors required at that time. In the event that votes among the persons elected in order of respective votes, which number exceeds the required number of directors of the Company at that time, the chairman of the meeting shall be entitled to a second or casting vote.

Pursuant to the Agreement Permitting the Operation of Mobile Phone Services between the Company and TOT Public Company Limited (formerly the Telephone Organization of Thailand (TOT)), one representative of TOT shall be a director of the Company. In accordance with the conditions set forth in the Agreement with major shareholders, i.e. Shin Corporation Plc. (SHIN) and SingTel Strategic Investments Pte. Ltd. (STI), SHIN shall appoint four directors and two directors appointed by STI.

Remuneration for Directors and Management

The Company has specified the remuneration for directors at the rate used within the industry. The remuneration is also sufficient to maintain quality directors with the Company. The remuneration for the management is in accordance with the Company's operational performance and performance of the individuals.

The Remuneration Committee will determine necessary and appropriate remuneration, both monetary and non-monetary terms for the Company's directors, directors in the sub-committees and senior executives. The issue will be proposed at the Company's general shareholders' meeting, which is held on an annual basis.

1) Remuneration for the Board

Total monetary remuneration for the Chairman of the Board, independent director, and non-executive directors (eight persons) was Baht 13,062,000, which was comprised of monthly allowance, meeting allowance and bonus payments. Executive director did not receive remuneration as directors.

Policy of remuneration as approved by general meeting of shareholders in 2008 shall not exceed Baht 15,000,000.

Policy on Remuneration for Directors for the Year 2008

Director	Monetary Remuneration for 2008 (Baht)		
	Monthly Retainer Fee	Attendance Fee	Annual Remuneration
Board			
- Chairman	200,000	✗	✓
- Member	50,000	25,000	✓
Audit Committee			
- Chairman	25,000	25,000	✓
- Member	✗	25,000	✓
Nomination and Corporate Governance Committee			
- Chairman	10,000	25,000	✓
- Menber	✗	25,000	✓
Remuneration Committee			
- Chairman	10,000	25,000	✓
- Menber	✗	25,000	✓
Executive Committee			
- Chairman	10,000	25,000	✓
- Menber	✗	25,000	✓

Notes:

1) *Directors who are executives / employees of the Company / shareholders shall not be entitled to receive such remuneration.*
2) *Chairman of the Board is not entitled to an additional monthly retainer or meeting allowance if he or she chairs any of the sub-committees.*

The remuneration for eight (8) of the Company's Directors in 2008 is as follows :

Name	Position	Remuneration for 2008 (Baht)
Current Directors		
1. Dr. Paiboon Limpaphayom	Chairman of the Board of Directors	2,600,000
2. Mr. Aviruth Wongbuddhapitak	Chairman of the Audit Committee	2,505,000
3. Mr. Surasak Vijasit	Audit Committee	2,000,000
4. Mrs. Tasanee Manorot	Audit Committee	1,900,000
5. Mr. Suphadej Poonpipat	Director	1,500,000
6. Mr. Vasukree Klapairee [1]	Director	1,225,000
7. Mr. Hubert Ng Ching-Wah [2]	Director	1,260,000
8. Mr. Chakree Subprawong [1]	Director	72,000
Total		**13,062,000**

[1] *Mr. Chakree Subprawong was appointed as a director replacing Mr. Vasukree Klapairee effective on 16 December 2008.*

[2] *Mr. Hubert Ng Ching-Wah was appointed as a director replacing Ms. Nidchanun Santhaveesuk effective on 10 April 2008.*

2) Remuneration for management team

The total amount of remunerations for seven (7) of the management team as of 31 December 2008 was calculated at Baht 83.5 million comprising of salary, bonus and provident fund and other benefits. The management team means Executive Committee and the Company's top four (4) managements, according to the SEC's definition.

3) Other remuneration

The Company established an Employee Stock Option Plan (ESOP) program as a way to retain, motivate and reward the Company's directors and employees to the Company's best benefit. The ESOP program is a repeat, five-year program whereby the Company shall allot the grant of warrants annually for five consecutive years. The Company has submitted an annual allocation of warrants to the annual shareholders' meeting for approval. As of 31 December 2008, the Company had issued and offered a total of three (3) ESOP programs as follows :

Description	Grant 3	Grant 4	Grant 5
Number of warrants granted (units)	8,999,500	9,686,700	10,138,500
Price	Baht 0 (zero Baht)		
Expiration	Not more than five years from the date the warrants are granted.		
Exercise ratio*	1 : 1.15247	1 : 1.13801	1 : 1.10259
Exercise price* (Baht per share)	79.646	93.728	82.956
Date warrants granted	31 May 2004	31 May 2005	31 May 2006
Exercise period	The Company's directors and employees can exercise the rights of the warrants to purchase ordinary company shares as detailed : **First Year :** Directors and employees of the Company are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants expire. In the case that the exercise of rights pursuant to the warrants creates a fraction of shares less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of rights. **Second Year :** Directors and employees of the Company are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, and until the warrants expire. In the case that the exercise of rights pursuant to the warrants creates a fraction of shares less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of rights. **Third Year :** Directors and employees of the Company are entitled to exercise the remainder of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants expire. In the case that the exercise of rights pursuant to the warrants creates a fraction of shares less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.		
Exercise period of warrants	Within five (5) business days prior to each exercise date except for the last exercise period where exercise notice must be submitted fifteen (15) days prior to the last exercise period.		
Exercise date	By the last business day of each		

* *Because the Company made a dividend payout of greater than 50% of net profit after tax, it was required by the documents filing to the SEC to adjust the exercise ratio and the exercise price of the ESOP warrants, which was done in 22 August 2008.*

The List of Directors (of the Company and its subsidiaries) and Management Entitled to Receive Warrants and Employees Entitled to Receive Warrants at the Rate Exceeding 5 % of the Warrant to be Issued and Offered for sales.

List of directors and management receiving the warrants	Grant 3		Grant 4		Grant 5	
	Units	%	Units	%	Units	%
1. Mr. Somprasong Boonyachai	914,300	10.16	735,500	7.51	538,500	5.31
2. Mrs. Suwimol Kaewkoon	676,000	7.51	580,000	5.92	591,400	5.83
3. Mr. Vikrom Sriprataks	606,400	6.74	500,000	5.10	547,600	5.40
4. Mrs. Arpattra Sringkarrinkul	487,100	5.41	-	-	-	-

* *Mrs. Arpattra Sringkarrinkul received ESOP Grant 4 and 5 but the percentage was less than 5%*

Corporate Governance

Corporate Governance Policy

The Company has full confidence that a good corporate governance system, which consists of competent management, qualified and accountable directors, a mechanism of checks and balances for transparent and auditable operations, respect for the rights of all shareholders, and equitable treatment for all stakeholders is the key factor in maximizing the economic value of the Company and increasing the sustainable long-term return on investment to its shareholders.

The Company introduced the following corporate governance policy since 14 November 2002 and amended and updated lastly on 11 November 2008 to align it with good practices and the guidelines recommended by the Stock Exchange of Thailand. The policy has been consistently communicated to the Board, executives and employees for practices.

The policy is presented into 5 categories as follows :

1. Board of Directors
2. Rights and Equitable Treatment of Shareholders, and the Role to Stakeholders
3. Disclosure of Information and Transparency
4. Internal Control and Risk Management Systems
5. Code of Business Ethics

(Those who are interested in this policy may download from the Company website i.e. www.ais.co.th)

1. Board of Directors

1.1 Leadership and Vision

The Board of Directors (the "Board") is determined that the Company and its subsidiaries (the "Company") will be an internationally recognized Thai company and the most successful company in Thailand, with diversified business, modern technology, sound management principles, and competent people who share a unified vision, mission and strategy.

The Board must have leadership skills and clear vision, and demonstrate responsibility, accountability and independence in decision making in order to govern the Company for the greatest benefit of all shareholders.

The Board shall have duties and responsibilities towards the shareholders in monitoring the executives' performance. Segregation of duties between the Board and the executives shall be clearly defined.

1.2 Composition of the Board, Appointment and Independence

1.2.1 The Board shall be composed of experts with a wide range of experience in various fields. There shall be sufficient directors to govern and supervise the Company : not less than five (5) directors (as required by law) shall sit on the Board. At least one director shall be experienced in the area of telecommunications, and at least one director shall be experienced in the area of finance and accounting.

1.2.2 The Board shall be representative of all shareholders, not of a particular group of shareholders.

1.2.3 At least one-third of the Board and not less than four (4) persons must be independent directors. More than one-half of the Board must be non-executive directors in order to ensure a good balance between executive and non-executive members.

1.2.4 The Board has a policy whereby the controlling shareholders of the Company are proportionally represented.

1.2.5 The appointment of members of the Board shall comply with the Company's Articles of Association and all relevant laws in Thailand. Selection of directors shall be transparent, clear, and processed through the Nomination and Corporate Governance Committee. Consideration shall be given to the educational and professional background of the candidates. Sufficient information shall be provided to the Board and all shareholders for decision making.

1.2.6 A director's term of office is defined in the Company's Articles of Association. A retired director can be re-elected, but an independent director shall not serve for more than 3 consecutive terms.

1.3 Chairman of the Board and Chairman of the Executive Committee

Both the Chairman of the Board and the Chairman of the Executive Committee must be competent and possess appropriate experience and qualifications for their positions. In order to maintain a balance between the supervisory and management functions of the Company, one person cannot hold both these positions simultaneously.

The Chairman of the Board is a non-executive director, the leader of the Board, and has duties as the chairman of both Board and shareholders' meetings.

The Chairman of the Executive Committee shall be the head and leader of the Company's executives and be responsible to the Board for managing the Company in order to achieve all planned objectives.

1.4 Qualifications and Requirements for the Board

1.4.1 A director must be capable and honest, display the utmost integrity, conduct the business ethically, and devote sufficient time to the Company in order to perform his or her duties professionally.

1.4.2 A director shall possess necessary qualifications for his or her position, and not be disqualified in any way according to the Public Company Act BE 2535 or other related laws.

1.4.3 A director can sit on the board of other companies, providing this does not interfere with the performance of his or her duties at the Company.

1.4.4 Independent directors shall meet the same qualifications stipulated by the Stock Exchange of Thailand and the Securities and Exchange Commission. Independent directors have a duty to protect the interests of every shareholder in a fair and impartial manner in order to avoid any conflict of interests that may arise. They shall also attend the Board meetings and express their comments and opinions from an independent viewpoint.

Independent directors shall possess the following qualifications:

1. holding shares not exceeding 0.5 per cent of the total number of voting rights of the Company, its parent company, subsidiary, affiliate or juristic person which may have conflicts of interest, including the shares held by related persons of the independent director ;

2. neither being nor having been an executive director, employee, staff, or advisor who receives salary, or a controlling person of the Company, its parent company, subsidiary, affiliate, same-level subsidiary or juristic person who may have conflicts of interest. Audit Committee Member who shall be appointed on or after 1 July 2010 shall have ended the foregoing relationship not less than two years prior to the date of appointment ;

3. not having a business relationship with the Company, its parent company, subsidiary, affiliate or juristic person who may have conflicts of interest, in the manner which may interfere with his independent judgement, and neither being nor having been a major shareholder, non-independent director or executive of any person having business relationship with the Company, its parent company, subsidiary, affiliate or juristic person who may have conflicts of interest. Audit Committee Member who shall be appointed on or after 1 July 2010 shall have ended the foregoing relationship not less than two years prior to the date of appointment.

The term business relationship aforementioned under paragraph one includes any normal business transaction, rental or lease of immovable property, transaction relating to assets or services or grant or receipt of financial assistance through receiving or extending loans, guarantee, providing assets as collateral, including any other similar actions, which result in the Company or its counterparty being subject to indebtedness payable to the other party in the amount of three percent or more of the net tangible assets of the Company or twenty million Baht or more, whichever is lower. The amount of such indebtedness shall be calculated according to the calculation method for value of connected transactions under the Notification of the Commission of the Stock Exchange of Thailand Re: Disclosure of Information and Act of Listed Companies Concerning the Connected Transactions mutatis mutandis. The consideration of such indebtedness shall include indebtedness taking place during the course of one year prior to the date on which the business relationship with the person commences ;

4. not being a person related by blood or registration under laws, such as in the manner of father, mother, spouse, sibling, and child, including spouse of the children, executives, major shareholders, controlling persons, or persons to be nominated as executive or controlling persons of the Company or its subsidiary ;

5. not being a director who has been appointed as a representative of the Company's director, major shareholder or shareholders who are related to the Company's major shareholder ;

6. neither being nor having been an auditor of the Company, its parent company, subsidiary, affiliate or juristic person who may have conflicts of interest, and not being a major shareholder, non-independent director, executive or partner of an audit firm which employs auditors of the Company, its parent company, subsidiary, affiliate or juristic person who may have conflicts of interest. Audit Committee Member who shall be appointed on or after 1 July 2010 shall have ended the foregoing relationship not less than two years prior to the date of appointment.

7. neither being nor having been any professional advisor including legal advisor or financial advisor who receives an annual service fee exceeding two million Baht from the Company, its parent company, subsidiary, affiliate or juristic person who may have conflicts of interest, and neither being nor having been a major shareholder, non-independent director, executive or partner of the professional advisor. Audit Committee Member who shall be appointed on or after 1 July 2010 shall have ended the foregoing relationship not less than two years prior to the date of appointment.

8. not being a director assigned by the Board of Directors to take part in the business decision of the Company, its parent company, subsidiary, affiliate, same-level subsidiary or juristic person who may have conflicts of interest;

9. not being a director of other listed companies, which are the parent company, subsidiary or same-level subsidiary.

10. being able to perform duties, or express opinions or reports as assigned by the Board of Directors without any characteristics which render him incapable of expressing independent opinions with regard to the Company's business affairs.

1.5 Major Responsibilities and Scope of Duties of the Board

1.5.1 Perform its duties with honesty, integrity and prudence in accordance with the law and the Company's objectives and articles of association including the resolutions of shareholders' meetings, and carefully protect the Company's interests.

1.5.2 Set out the vision, policy and direction of the Company's operations and supervise the management team to act in accordance with plans which are set out efficiently and effectively, and thereby maximize the economic value and wealth of the Company and its shareholders.

1.5.3 Consider and approve major issues such as large investments, policy, management authority, and any transactions as prescribed by law.

1.5.4 Approve or agree to all major related transactions between the Company and its subsidiaries in compliance with the relevant notifications, regulations and guidelines of the Stock Exchange of Thailand.

1.5.5 Assess the performance of the Executive Chairman and the executive directors, and fix appropriate remuneration on a regular basis.

1.5.6 Be responsible for overseeing operational results and the management team's performance to ensure due attentiveness and care.

1.5.7 Arrange appropriate accounting systems, including the production of financial reports and a reliable auditing system; oversee and monitor the effectiveness and efficiency of the internal control, internal audit and risk management systems.

1.5.8 Ensure avoidance of conflicts of interest amongst the Company's stakeholders.

1.5.9 Supervise business operations to enforce ethical work standards.

1.5.10 Annually review the Company's corporate governance policy and assess due compliance.

1.5.11 Report on the execution of the Board's responsibility to prepare financial reports, along with the external auditor's report in the annual report covering key issues according to the Company's policy statement and the Stock Exchange of Thailand's Code of Best Practices for Directors of a Listed Company.

1.6 Board of Directors' Meeting

The Board of Directors is scheduled to convene at least 6 pre-determined meetings in a year, and when deemed necessary, the Chairman of the Board of Directors may call extraordinary meetings. The Chairman or Vice Chairman, as delegated, shall distribute a clearly stated meeting agenda along with invitations and sufficient supplementary documentation at least seven days before every meeting in order that information pertaining to the meeting can be studied in good time.

The Chairman of the Board shall preside over the meetings, be responsible for monitoring the proceedings, and allocate sufficient time to each item on the agenda for the directors to discuss, express their opinions independently, and represent all the shareholders and interested persons equally. The relevant members of the management team are also required to provide the necessary information for consideration of important matters.

Company Secretary is responsible for taking, publishing and circulating the minutes of Board meetings within fourteen (14) days after each meeting also responsible for filing the minutes and all other documents related to the meetings in order to assist Board members in performing their duties as required by law, the Company's articles of association, and the resolutions of shareholders' meetings. Company Secretary must also coordinate with all relevant persons involved in Board meetings.

In 2008, the Board of Directors convened a total of ten regular and extraordinary meetings with attendances as detailed below :

1. Dr. Paiboon Limpaphayom	10 attendances
2. Mr. Aviruth Wongbuddhapitak	8 attendances
3. Mrs. Tasanee Manorot	10 attendances
4. Mr. Surasak Vajasit	10 attendances
5. Mr. Suphadej Poonpipat	7 attendances
6. Mr. Vasukree Klapairee [1/]	8 attendances
7. Mr. Allen Lew Yong Keong	3 attendances
8. Mr. Yuen Kuan Moon	6 attendances
9. Ms. Koh Kah Sek [2/]	1 attendance

10. Mr. Vikrom Sriprataks	9 attendances
11. Ms. Nidchanun Santhavesuk [3/]	4 attendances
12. Mr. Somprasong Boonyachai	10 attendances
13. Mr. Hubert Ng Ching-Wah [4/]	4 attendances
14. Mr. Chakree Subprawong [5/]	- attendance

1/ Resigned from director's position effective on 28 November 2008
2/ Resigned from director's position effective on 23 January 2008
3/ Resigned from director's position effective on 10 April 2008
4/ Appointed to be a director replacing Ms. Nidchanun Santhavesuk effective on 10 April 2008
5/ Appointed to be a director replacing Mr. Vasukree Klapairee effective on 16 December 2008

1.7 Non-Executive Directors Sessions

The non-executive directors shall conduct meetings without the presence of executive directors at least once a year. This is to give an opportunity to discuss any subjects of interest related to the business operations of the Company. The conclusions made at each meeting shall be reported to the Chairman of the Executive Committee and the Board.

The Chairman of the Board shall preside over these executive sessions. If the Chairman of the Board is unable to attend, the directors who are present shall select and appoint one of their members to chair the meeting. The Company shall provide a secretary to these executive sessions.

There was 1 non-executive directors session in the year 2008.

1.8 Succession Plan

A succession plan for the Chairman of the Executive Committee and senior executives shall be developed in order to maintain the confidence of shareholders and stakeholders and allow business operations to continue without interruption when these positions become vacant.

The Board has authorized the Nomination and Corporate Governance Committee to set up succession planning criteria for the Chairman of the Executive Committee whenever this position becomes vacant. The succession plan shall be reviewed annually and the Chairman of the Executive Committee shall update the Board on a regularly basis.

1.9 Communication with Management

The directors shall be allowed to access and communicate directly with the management team and the Secretary to the Board. However, this access and communication should not interfere with or interrupt the Company's normal business operations.

1.10 Remuneration

The remuneration for the Company's directors and executives shall be in line with their duties, responsibilities and contribution, and be comparable to industry standards in order to retain and motivate qualified people. The Remuneration Committee shall consider and propose adequate and appropriate compensation to the Board and shareholders on an annual basis for their approval.

1.11 Training and Development

A newly-appointed director shall be provided with all necessary details about the Company, applicable laws and regulations, and information on the current business environment in order to facilitate his or her duties. A continual training and development programme will also be provided to equip each new director with all the necessary skills required to discharge his or her duties and govern the Company efficiently.

1.12 Board Assessment

The Board shall evaluate its own performance annually in order to improve this and ensure that it performs its duties according to the approved corporate governance policy and/or the latest good practices.

2. Rights and Equitable Treatment of Shareholders, and the Role to Stakeholders

2.1 Shareholders' Rights and Equitable Treatment

The Board respects the shareholders' rights and has a duty to protect the benefits of every shareholder equitably, regardless of whether they are retail, foreign, institutional, or major shareholders. Every shareholder is entitled to the rights and equitable treatment detailed below :

1) The right to receive share certificates and share transfers, and to be sufficiently informed of operating results and management policies on a timely basis.
2) The right to an equitable dividend.
3) The right to participate in meetings, vote and make recommendations on decisions concerning major corporate actions such as amendments to the Articles of Association, appointments to the Board, appointment of the Company's external auditors, and issuance of new share capital.
4) The right to elect directors.

In addition to the above rights, every shareholder is entitled to the rights and equitable treatment stipulated in the Company's Articles of Association and all relevant laws.

2.2 Shareholders' Meetings

The Company has a policy to conduct shareholders' meetings according to the laws and guidelines prescribed by regulatory bodies.

At each meeting, the Company shall serve a notice, once completely prepared, or posed visibly on the Company website at www.investorrelations.ais.co.th not less than 14 days in advance, so the shareholders shall have access to information. Each agenda shall contain opinion by the Board of Directors and the minutes of the meeting shall be accurately recorded for review by shareholders. In 2008, the Company posted a notice on the Company's website 31 days prior to the meeting while minutes were posted 14 days after the meeting.

The notice contains detail informing shareholders to bring all necessary documents to each meeting so as to preserve their voting right. On the day of the meeting, shareholders can register their right 2 hours before the meeting commences.

At every meeting, shareholders who cannot attend the meeting in person are able to appoint at least 1 independent director as proxy to attend and vote on their behalf provided details of such independent directors have been specified on the notice.

Furthermore, the Company facilitates its shareholders by preparing a convenient meeting room, the size to which being appropriate to the number of participants. The shareholders can grant their voting and attendance rights to a representative by a proxy letter in the case that they are unable to attend.

The Company delegates members of the Board, especially the Chairman of the Board and Chairman of the Committee, to attend its annual meeting of shareholders and thus answer any enquires raised by shareholders. In addition, the Audit Committee comprised of independent directors shall attend every meeting. The Chairman of the meeting or any person so delegated has the responsibility of allocating adequate time to shareholders and encouraging shareholders to express opinions, give recommendations and raise questions during the meeting. The Chairman must also facilitate equal opportunities for shareholders in order to audit the Company's operations. In addition, questions, issues or important opinions are recorded in the minutes of the meeting.

In 2008, the Company held its Annual General Meeting of Shareholders on 10 April 2008 during 10.00 - 12.00 hours at Shinawatra Tower III, 1010 Vibhavadee Rangsit Road, Chatuchak, Bangkok. In the meeting, voting was undertaken sequentially according to the agenda and each agenda was approved by the shareholders.

2.3 Role to Stakeholders

The Company is aware of the rights of stakeholders and has a policy to ensure the importance of these rights by the appropriate prioritization of all stakeholders as follows: shareholders, employees, executives, customers, partners, creditors, and society. Cooperation between stakeholders shall be established according to their roles and responsibilities so that the Company can run its operations smoothly and effectively in order to benefit all groups of stakeholders fairly.

3. Disclosure of Information and Transparency

Roles and Duties of the Board regarding Information Disclosure and Transparency

1. It is the duty of the Board to disclose financial information, operating performance, and other relevant information accurately, completely, thoroughly and in a timely manner to all shareholders and stakeholders in the Company.

2. The Company has set up the Investor Relations department that regularly communicates with the shareholders, investors, and analysts. The Department maintains its regular contact through email at investor@ais.co.th or telephone at +662 299 5116 or its website www.investorrelations.ais.co.th In addition, the Compliance department is responsible for information disclosure to the Stock Exchange of Thailand (SET) and the Securities and Exchange Commission (SEC) to ensure that the Company complies with the laws and regulations. The Company arranges an annual investor day for fund managers and analysts to gain more understanding of the Company's ongoing business and insights to the Company's operations under various business units.

3. The Company has a policy to disclose the following information to the public :

3.1 The Company's objectives.

3.2 The Company's financial status and operating performance, shareholding structure, and voting rights.

3.3 Name lists of directors and committee members, including the Chairman of the Executive Committee and the President, and remuneration.

3.4 Risk factors and risk management polices on material and foreseeable risks, both operational and financial.

3.5 Corporate governance structures and policies including the responsibility of the Board regarding financial reports, the reports of the Chairman of the Audit Committee, and all other related reports.

3.6 The total attendance of each director and/or each sub-committee member at their respective meetings shall be compared with the total number of meetings of the Board and/or the sub-committees in each year and shall be disclosed in the annual report.

In addition, the Company is under obligation to disclose any information that is required by law or related regulations so that potential investors or those interested in shares of the Company may exercise discretion of their decision via all channels of the Stock Exchange of Thailand or the Company website www.investorrelations.ais.co.th

4. Internal Control and Risk Management Systems

4.1 Internal Control

The Board shall arrange and maintain the Company's internal control system in order to safeguard the shareholders' investment capital and the Company's assets.

It is the Board's duty to review the efficiency of the internal control system at least once a year and report its performance to the shareholders. The review shall cover all matters pertaining to financial controls, operational controls, compliance controls and risk management.

4.2 Internal Audit

There shall be an internal audit unit, reporting functionally and directly to the Audit Committee, and administratively to the highest level of management. The internal audit unit's responsibilities are to cover consulting services, and to audit and evaluate the internal control system, the risk management system and the corporate governance system.

4.3 Risk Management

There shall be a policy to manage both internal and external risk factors affecting the Company at an appropriate and acceptable level. There shall be a risk management committee, consisting of all department heads and presided over by the President of the Company. The duties of the Risk Management Committee are to evaluate and review the results of risk assessment in each department, report these results to the Audit Committee, and review the risk management plan and policy for the Board's approval at least once a year.

Risk management is a part of the Company's annual business plan process and is aligned with its objectives, goals, and strategic plan of the Company. As the risk owners, management and all staff members shall be responsible for assessing the risks related to their respective departments and business processes, so as to evaluate the effectiveness of existing controls, and propose action plans for mitigating the risks as well as reporting them to the Risk Management Committee, the Audit Committee, and the Board.

For more details, please refer to Section 1 Risk Factors and Section 10 Internal Control, Risk Management and Internal Audit.

5. Code of Business Ethics

The Company has issued the Code of Business Ethics which is a part of good corporate governance policy as guidelines of practices for directors, management and all employees with integrity and honesty. The Company also appointed the Committee on Code of Business Ethics since 2006. The Code of Business Ethics covers the followings:

5.1 Responsibility to Shareholders

The Company acts as a representative to its shareholders in carrying out the business in order to maximize shareholder satisfaction with regards to sustainable growth of the Company's value in the long term future, and the disclosure of transparent and reliable information to its shareholders.

5.2 Responsibility to Customers

Customer satisfaction and consumer confidence are very important to the Company, which aims to provide high quality goods and services at reasonable prices, and maintain a good relationship with its customers. The Company has thus determined the following guidelines :

- The Company shall provide high quality products and services, and continuously strive to improve these. The Company shall also provide complete and accurate disclosure of all information pertaining to its products and services without any misrepresentation.
- Directors, management, and staff members at all levels shall not disclose any information on customers without prior permission from those customers or authorized personnel of the Company. The only exception to this is information requested by law enforcement officers acting in accordance with the law.

5.3 Responsibility to Business Partners and Creditors

The Company's dealings with any business partner shall be conducted in a manner that upholds its reputation and all relevant laws. All Company personnel must be aware of the common interests of the Company's business partners and treat them equitably. The selection of business partners shall be fair. The Company shall also consider its business partners to be the key factor in jointly creating a value chain for customers.

The Company shall keep all its promises and perform in accordance with the terms and conditions agreed with its creditors for the repayment of principal and interest, as well as safeguarding all guaranteed assets.

5.4 Responsibility to Staff

All members of staff are valuable assets and a critical success factor, so the Company must place emphasis on developing and promoting a good culture and working atmosphere, teamwork, courtesy, and respect for individuality. The employment, promotion and transfer of all staff members shall be conducted in a fair manner based on ethical standards whilst maximizing human resource utilization.

The Company is responsible for implementing and maintaining a safe working environment to protect the lives and property of its employees. The Company must also adhere strictly to the labor law.

The Company respects the privacy of all its staff members and will not disclose any personal information such as salaries, medical records or family data to anyone who does not have the right to that information unless it is required to do so by law.

5.5 Business Competition

The Company has a policy of free and fair competition, and will not acquire information about its competitors by any illegal or unethical methods.

5.6 Responsibility to Society and the Environment

The Company is aware that it is a Thai company and has a responsibility to Thailand and Thai society. The Company is committed to making a contribution to society by supporting activities of public interest and cooperating with the communities in which those activities are located.

The Company has a policy to produce goods and render services that are environmentally friendly and comply with all related environmental laws.

The Company supports activities that protect the environment and save energy. In addition, the Company has a policy to purchase and promote the use of products that are environmentally friendly.

5.7 Conflict of Interests

Directors, management, and staff members at all levels involved in any outside interest or additional source of remuneration which may impair their independence towards performing their duties, or may affect the interests of the Company or their customers, shall adhere to the following regulations:

1) **Receiving money or other remuneration**

   Directors, management, and staff members at all levels shall not personally receive any money or benefits from the Company's customers or business partners, or from any other persons when working on behalf of the Company.

   Directors, management, and staff members at all levels shall not borrow or raise funds from, or lend money to, the Company's customers or business partners, unless they are independent customers of banks or financial institutions which are connected to the Company.

2) **Engaging in other business outside the Company and subsidiaries**

   Directors, management, and staff members at all levels shall not engage in any other business that affects their performance, duties and working hours in the Company. Every member of the Company is prohibited from participating in any other business which is in competition with the Company and subsidiaries, regardless of whether the management or the staff directly or indirectly benefit from that business.

3) **Engaging in business with the Company and subsidiaries**

   Every director, manager and staff member shall disclose his or her relationship to any other business entity the Company may be dealing with, according to the Company's disclosure criteria.

   No director, manager or staff member may approve a business transaction on behalf of the Company if he or she has a conflict of interests related to that transaction.

   Prior to entering into any business dealings, the management of the Company has a duty to determine the relationship between business partners and the Company's directors, managers and staff members who are conducting business with those partners.

The definition of "relationship" is given in the Notification of the Board of Governors of the Stock Exchange of Thailand, Re: Disclosure of Information and Act of Listed Companies Concerning Connected Transactions, 2003.

4) Outside directorships

The Company has no policy to nominate members of its management team as board members of a company outside the Company and subsidiaries. In the event that a member of the management team is invited to serve on the board of a company outside the Company and subsidiaries, approval is required from the Company, unless the invitation is for a non-profit organization and does not infringe any related laws or regulations governing the Company's business. Furthermore, the person involved shall not use his or her position in the Company to promote the business of the outside company.

5) Receiving gifts and entertainment

Every director, manager and staff member should refrain from accepting monetary or non-monetary gifts from the Company's business partners, suppliers, customers, creditors or any other person they are dealing with on behalf of the Company. The only exceptions are traditional, seasonal gifts which are in accordance with normal cultural practice. The value of any gift received may not be over 5,000 baht : if the value is above this amount, the recipient must consult his or her immediate supervisor for advice.

Every director, manager and staff member can accept normal business entertainment provided by business partners, suppliers, customers, creditors or any other person they are dealing with on behalf of the Company. However, any member of the Company accepting this entertainment should exercise good judgment and due care regarding the nature of the entertainment to ascertain that it is in line with normal business relationships.

6) Accepting invitations to seminars, business events and company visits

Every director, manager and staff member can accept invitations to seminars, business events and company visits where the traveling expenses are sponsored by suppliers, customers, creditors or any other person they are dealing with on behalf of the Company. However, the aforementioned activities must benefit the Company's business and be authorized by the relevant supervisor. No director, manager or staff member may accept spending money or other benefits provided for these events.

5.8 Giving Gifts, Entertainment and Gratuities

The Company has no policy to give money, incentives or other special benefits to its suppliers, customers, creditors or any other person in order to influence, or in exchange for, business deals, with the exception of providing normal business entertainment, trade discounts or promotional campaigns.

5.9 Participation in Political Activities

The Company has a policy of political neutrality and does not make donations to any political party. The Company also avoids activities that may favor any particular political party.

Directors, management, and staff members at all levels are able to participate in political activities under the terms of the Constitution of Thailand. However, no members of the Company shall claim the status of being a Company employee or use any of the Company's property or equipment for the purpose of political activities.

Any director, manager or staff member who accepts a politically related position or stands for any local or national elections in any constituency in Thailand must resign from the Company forthwith.

5.10 Safeguarding the Company's Assets

Directors, management, and staff members at all levels are responsible for looking after, maintaining and maximizing the use of property and fixed assets belonging to the Company, and shall not use any of these for their own or others' benefit.

The Company has a policy to prepare all business documents and financial reports, and record all accounting and financial data on an honest and timely basis, in compliance with generally accepted accounting standards and related laws.

No director, manager or staff member may disclose material inside information to any party that has no right to access that information. It is the duty of every member of the Company to secure and protect confidential information, data and documents.

5.11 Use of Inside Information and Trading of the Company's Securities

Directors, management, and staff members at all levels shall not use any significant inside information about the Company which has not been disclosed to the public, for their own or others' benefit.

Directors, management, and staff members at all levels shall have the right and freedom to invest and trade in the securities of the Company. However, in order to prevent conflict

of interests, all directors and employees should avoid or suspend trading for a period of one month prior to the disclosure of all financial statements to the public.

5.12 Distribution of Information and Interviews with the Press or Public

The distribution of information about the Company shall be conducted in a factual, accurate and careful way.

A Company employee who is not authorized or assigned to speak to the press shall not give any interview with the media or the general public, nor disclose any information about the Company and subsidiaries which may adversely affect their reputation or business operations.

5.13 Related Transactions

In the case of related transactions amongst the Company and subsidiaries, the Company shall conform to the rules and procedures of granting approval by upholding its best interests as if the Company were dealing with outside parties on an arm's length basis.

5.14 Compliance with Laws, Rules and Regulations

Directors, management and staff members at all levels shall abide by the law and all related rules and regulations pertaining to their position. No member of the Company shall commit or support illegal acts.

5.15 Supervision and Administration

1) Every director, manager and staff member shall strictly adhere to the Company's Code of Business Ethics (the "Code") in the performance of his or her duties. If any unethical conduct is discovered, the Company shall consider and take reasonable actions against wrongdoer ; and if such non-compliance act is against the Company's general regulations or working regulations, he/she should be punished appropriately.

2) It is the duty of every director, manager and staff member to read the Code, including all amendments that are made, and sign an agreement to abide by its conditions.

3) All executives and supervisors should behave as role models for the staff, promote the Code among their subordinates and encourage all of them to comply with its conditions.

4) A Code of Business Ethics Committee shall be established, composed of the Company's president, acting as the chairperson, and other department heads including Internal Audit, Human Resources and Legal. The roles and responsibilities of the committee are as follows :
   - Periodically review and update the Code.
   - Receive and investigate any complaints regarding non-compliance with the code.
   - Answer any questions that may arise and provide an interpretation of the Code if a situation is unclear.
   - Annually report the committee's activities to the Audit Committee, the Executive Committee and the Board.
   - Create awareness and promote the Code within the Company and provide training for the staff in order to encourage every employee to behave in accordance with the Code.
   - Appoint other working sub-committees to perform tasks as delegated by the Committee.

5) Any waivers to the Code, for senior executives and directors must be approved by the Board.

5.16 Reporting of Non-Compliance

Every director, manager and staff member has a duty to report any activity that infringes the Code or situation where they were forced to perform a task that conflicts with the Code, to their supervisor, a senior executive, or the Business Ethics Committee as the case may be.

The Company has a policy to protect the identity of anyone who reports non-compliance with the Code. All information received will be treated in the strictest confidence and the Company will not take any disciplinary action against the person reporting the allegation if that person acted in good faith.

Policy on Use and Disclosure of Inside Information

The Company is strongly committed to the responsible and transparent use of internal data to glean best practices for the betterment of the Company operations. In doing so, the Company is resolved to adhere to the principles of good corporate governance and business model integrity while facilitating equal access to internal information for all investors and concerned parties. Accordingly, the company monitors and tracks all internal data usage and trading securities procedures of directors, executives, and employees to conform to the Securities and Exchange Act. Outlined below are some of the key points of the policy:

- Directors, executives, and employees at all levels are forbidden to use internal data containing crucial information that has significant impact to the stock price and has not yet been declared to the public or the Stock Exchange of Thailand for trading to the advantage of self or others. Furthermore, the aforementioned parties are to avoid or refrain from trading the Company's stock for 1 month prior to the date of the Company's results announcement date.
- The Company is responsible for announcing to the public information regarding key Company decisions and/or actions, instantly and thoroughly, via the media to ensure that all data and information are accessible to stakeholder groups in a timely manner. Release of such information must be done using the Investor Relations Department and Public Relations Department and in a manner congruent with the rules and regulations set out by the Stock Exchange of Thailand.
- Directors and executives shall report all securities ownership issued by the Company, including those that pertain to self, spouses, and/or underage children, to the Securities and Exchange Commission and to the Board of Director every quarter.
- The Company maintains a strict policy regarding computer system usage and electronic information security in order to protect crucial information from unauthorized release. Misuse of internal Company data by directors, executives, or employees is considered a serious breach of Company policy and in warranted cases will be prosecuted to the fullest extent of the law.

Internal Control, Risk Management & Internal Audit

Internal Control and Risk Management

The Company's policy is to have sustainable business growth ; therefore the Company has placed high priority on Internal Control and Risk Management. All employees share responsibilities which are clearly stated and delineated their duties of either management or operations. The written statement includes financial control, operations, management, and governance in alignment with pertinent laws and regulations to assure that the outcome of its operations keep the Company on course towards its objectives as follows :

1. Strategies and objectives are clearly stated and practical, and are align with the Company's mission.
2. Outcomes are achieved to stated objectives, and resources are managed, and used efficiently and economically.
3. All significant reports including financial, management, and operational information are accurate, timely and reliable.
4. Operations and working's procedures are in line with the Company's policies, regulations, laws, and other rules related to business operations.
5. Appropriate safeguarding systems implemented to protect physical assets, personnel, including information systems data.
6. Established closely monitored governance with an effective management.
7. Continuous improvement in quality management in aspects of personnel, equipment assets and operating systems.

The Company has proper and effective Internal Control and Risk Management Systems in alignment with the integrated framework of the Committee of Sponsoring Organisations of the Tread way Commission - Enterprise Risk Management (COSO-ERM) concept, which relates to business operations and management processes within the Company through eight factors as follows:

1. Internal Environment

The Company complies with its good Corporate Governance Policy and adheres to business's philosophies and ethics which are written in the Code of Conduct. The Company has selected a Code of Conduct Committee by having executives as role models of integrity and morality. All stakeholders are treated with fairness and respect, and in such a way that adheres to good corporate governance principles. The Company has also established an appropriate organizational structure by clearly determining the authority and responsibility of each level; moreover, the Risk Management Committee is assigned in writing with a clear roles and responsibilities, including the continuous and systematic assessment of risk management processes and procedures. To ensure that the Company has effective Internal Control and a Risk Management System which can effectively prevent or reduce loss and damage that may happen at the organization's risk appetite. Consequently, the Company can achieve their stated objectives.

Furthermore, the Company has also placed great emphasis on employees by supporting a good Internal Environment, Company Culture, as well as fair and clearly defined evaluation and benefit standards. The Company has continually established training courses to improve employees' knowledge according to Individual Development Plans in order to support and improve employees' morale and capability to achieve excellence and international standards.

2. Objective Setting

The Company has clearly stated objectives or goals for every working level including strategies, operations, reporting, and complying rules and regulations that are stated in writing. These objectives are aligned with the overall Company's mission at its risk appetite level. Furthermore, the Company's business plan, strategies, and objectives are updated regularly in accordance with the current situation and altering risk factors.

3. Event Identification

The Company properly identifies events or risk factors that may negatively impact the Company's objectives both in the organization and operations level. In addition, the Company identifies future events which may have a positive impact on its objectives by considering both internal and external risk factors, and has routinely monitored the results to ensure that the Company appropriately identifies risk factors that cover changing conditions in every operation level, and frequently reports to executives and involved parties.

4. Risk Assessment

The Company has tools and systematic Risk Assessment methods. The Company has published the Risk Management Manual for adhering to the professional practices and appropriately defines the rules of Risk Assessment for the organization and at an operations level. The Company also evaluates in the aspect of quality and quantity by considering the Company's risk appetite which can be assessed in 2 ways : likelihood and impact. Both measures are used to determine risk levels whether the risk is considered high, medium, or low.

5. Risk Response

The Company has continuity systematic Risk Management processes and has clear direction for avoiding, reducing, sharing, and accepting risk to ensure that the Company considers the most effective manner and thus deals with high risk first in order to reduce the overall likelihood and impact of that particular risk. The Company has a fine-tuned Internal Control System which is suitable in handling the changing risks.

6. Control Activity

The Company has a clearly stated policy and procedure process including sound internal control activities for each level, mainly concentrating on preventive control activities. The assessment and results are reported regularly to ensure that the risk management method or control activity is practical and meets objectives including the equivalence of quality and speed.

Moreover, the Company's executives have periodically reviewed the policies and procedures in accordance with the changing situations to ensure they meet the Company's objectives.

7. Information and Communication

The Company has information network and data systems that are connected organizationally which can be used for timely decision making. It also has an effective information security system including a contingency plan to protect the information system when there is an unforeseen incident which may cause system failure. The Company has a practical contingency plan and the audit trail system that can track back and review data, plus the system is able to statically analyze or indicate the risk area which estimates and manages the risk, and provides completed records and reports.

Moreover, the Company has an effective communication channel that enables communication throughout the organization. Important information can thus be transferred from management to employees rapidly. In addition, the Company also provides a direct communication channel for employees to communicate with management.

8. Monitoring

The Company has appropriately and continuously follow-up and monitoring procedures in each level with a good assessment system to ensure that procedures and the internal control system are effective, and allow for appropriate and timely response to change. The Company has assigned supervisors to follow up on their subordinates' performance, and has also set up an assessment system performed by an independent internal audit, external auditor, and independent appraiser.

The Company has a good monitoring system and an alerting system in place to ensure that Risk Management is effective aligning with its risk appetite. The Company has regularly set up a reporting system for each management level including senior management. The Company has also set regular meetings for the Board of Directors and for senior management to review and monitor the outcome of management operations in regard to whether the objectives are achieved.

In the current situation that comprise with dynamically changes, Risk Management is evermore essential in supporting the Company to withstand turbulent conditions. Accordingly, it is important that the Company must have management methodology in place to build strength and prepare for upcoming future so that the Company has a sustainable business growth.

AIS have always emphasized the Company's Risk Management by having the Chairman of Executive Committee as the head of the Risk Management Committee together with the Chief Executive Officer and senior management officers as the members of the committee, totaling thirteen members. In 2008, the committees held four meetings to examine risks throughout the Company, rate the risks, define the Risk Management concept, and assign responsibilities to those in charge of managing and controlling the risks to its risk appetite levels. This enables the Company to accomplish its goals and strategies and create confidence for all shareholders and stakeholders. The Company has continuously regular revising its risks factors whether the risks has evolve or increase, and how the current economy crisis affected the Company's involved parties.

The Risk Management Committee has closely followed the results of risk management by considering the action management plan that consistent with reliable results. In each meeting, the Risk Management Committee will have each management division report the risk management results that were identified in the former meeting, including consideration whether the level of risk has been decrease thus resulted to an effective risk management.

In every quarter, the Risk Management Committee submits the results of Risk Management to the Audit Committee, the Board of Directors, and the Executive Committee in order to manage and closely monitoring risk to ensure its risk appetite and the Company is able to achieve its objective. Please refer to the "Risk Factors" section, which summarized the risk factors affecting the Company's operation and financials.

In the Board of Director's Meeting No. 2/2009 on February 18, 2009, along with the Audit Committees, the Board of Directors has assessed the Internal Control System by reviewing the effectiveness of Internal Control processes and by questioning the Management. The result from the adequate evaluation found that the Company had implemented an appropriate and effective Internal Control System.

In addition, KPMG Phoomchai Audit Limited, the Company's external auditor and the auditor of the 2008's Financial Statement, have evaluated the effectiveness of the Company's Internal Control System as consider necessary, and concluded that there was founded no vulnerabilities of material deficiencies in the internal control processes.

Internal Audit

The Internal Audit office is an independent organization operation, which reports directly to the Audit Committee and administratively to the Chairman of the Executive Committee. An Internal Audit Office Charter has also been created to define the mission, scope, objectives, accountability, and responsibility of activities, including the Internal Audit Office authority and the Internal Audit Manual that is regularly updated for referencing in the same direction.

The duty of the Internal Audit Office is to evaluate and improve the effectiveness of Internal Control, Risk Management, and Governance Processes according to the annual audit plan which is measured from the overall objectives, strategies, mission, and the Risk Based Audit Approach through the approval of the Audit Committee.

The Internal Audit Office also gives solutions and consults to ensure that the Company achieves its strategies and objectives. Furthermore, the Internal Audit Office regularly performs monitoring activities to make certain that the Internal Control Processes are in placed effectively and continuously, and to improve the processes in a timely manner.

In assessing the effectiveness of Risk Management, the Internal Audit Office reviews events identification and risk factors which affect the Company's objectives, and then reviews the Risk Management approach. This ensures the accuracy of both event identification and risk assessment, and that a systematic Risk Management Approach is implemented to ensure that risk is managed at its risk appetite level, reported in a timely manner, along with a regular risk review and monitoring.

In assessing the effectiveness of Internal Control, the Internal Audit Office has developed an adequate evaluation questionnaire for each internal control processes, and reviews the outcome of each operation and supports each department to perform regular Self Assessments in each process to ensure that the Company's objectives are achieved efficiently and effectively, that rules and regulations are strictly adhered to, and that the financial report is accurate and reliable.

In assessing the effectiveness of governance, the Internal Audit Office performs evaluate according to the Organization for Economic Cooperation and Development (OECD) and the Stock Exchange of Thailand (SET). This ensures that the Company has the necessary infrastructure and supports processes in adherence to good corporate governance, that the Company is transparent, and creates fairness for all, and accomplishes its objectives by using resources effectively in order to make the greatest benefit for stakeholders.

Moreover, the Chief Audit Executive (CAE) acts as the secretary to the Audit Committee to enhance the effectiveness of its responsibility and accountability to all functions of the Audit Committee assigned by the Board of Directors, and arranges Audit Committee meeting once a month. The CAE has the additional role of consulting by acting as a committee member of the Risk Management Committee and the Information Security Committee with the responsibility of providing beneficial advises to the Company.

The Internal Audit Office adheres to the standard framework of the International Standards for the Professional Practice of Internal Auditing, COSO-ERM, AS / NZS 4360, and holds the standard framework of CobiT, ITIL, ISO 17799 in the Information System Office as an additional framework to ensure that the Company's Information System is secure and in accordance to good governance practices. Moreover, the Company has emphasized developing the Internal Audit activities to be equivalent in quality to international standards. The Internal Audit Office also performs regular Internal Quality Assessment by ongoing review and self assessment. In addition, Internal Audit staff perform independently and objectivity in line with the Code of Ethics.

In addition, Internal Audit members are continually trained according to Individual Development Plans. Furthermore, Internal Audit staffs have been consistently supported and hold several professional certifications and qualifications. At present, there are four CIA (Certified Internal Auditor), five CISA (Certified Information System Auditor), one CISM (Certified Information Security Manager), one CISSP (Certified Information Systems Security Professional), three CPA (Certified Public Accountant), and one TA (Tax Auditor) qualified staff. Along with other staff who are still in the process of acquiring CIA and CISA to ensure that the performance of the Internal Audit Office meets the Company's goals, and supports good corporate governance, and add value to the Company effectively.

Related Transactions

The Company and its subsidiaries have entered into related transactions with connected persons. All of these related transactions are made in the ordinary course of business and on general trading conditions.

To be aligned with the Security and Exchange Act No. 4 2008 Article 89/12 (1), the Company's Board of Directors has approved in principle, on 13 August 2008, that the management shall have the authority to undertake the related transactions, whereas those transactions are transactions with general trading conditions. The approval of the above transactions shall not constitute such authority to allow the director, an executive, or a related person to approve with a conflict of interest.

For approval process, the related transactions shall be processed in the same practice as other general trading transactions with outside parties with the authorized executives designated and empowered to endorse up to a certain limit of budget according to their respective rank and position. The Audit Committee of the Company and its subsidiaries is responsible for reviewing the related transactions every quarter to ensure that no conflict of interest will be occurred in order to maximize the overall company's benefits.

The practice and disclosure about the related transactions have been followed up strictly under the notifications or rules of the Stock Exchange of Thailand.

For the fiscal year ended 31 December 2008 and 2007, the Company and its subsidiaries had the related transactions in which the auditors had disclosed in the notes to audited financial statements and these transactions have been reviewed by the Audit Committee. The Audit Committee had an opinion that all related transactions are reasonable and based on the normal course of business. The transaction prices, both for product and services, are based on market rates and are comparable to those with other third parties with general trading conditions. Details of related transactions are as follows ;

Related parties/Relation to the Company	Detail of transactions	31 December 2008 (Million Baht)		31 December 2007 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
1. Shin Corporation Public Company Limited (SHIN) / SHIN is a major shareholder, holds 42.67%, and Mr. Somprasong Boonyachai is a joint director.	The Company pays a dividend to SHIN who is the major shareholder.					The Company pays a dividend to SHIN in proportion of shareholding percentage. The propose of dividend by the Board of Directors must be approved at the Annual General Shareholders' Meeting by the shareholders.
	1. Service income	0.37	0.37	0.31	0.32	
	2. Other income	0.03	0.03	0.03	0.11	
	3. Dividend paid	7,961.39	7,961.39	7,961.39	7,961.39	
	4. Trade account receivable	0.02	0.02	0.03	0.09	
	5. Amount due from related parties	0.02	0.02	-	-	
2. Thaicom Public Company Limited (THCOM)/ SHIN is a major shareholder, holds 41.14%, and Mr. Somprasong Boonyachai is a joint director.	The Company leases satellite transponder on the Thai Com 1A from THCOM and advance payment the lease fee for 22 June 2006 to 21 June 2009 (US$ 1,700,000/year).					THCOM is the only one satellite operator in Thailand. The Company is charged at the same rate as with external customers. THCOM has changed its name from Shin Satellite Public Company Limited (SATTEL) on 10 April 2008.
	1. Service income	5.31	5.88	4.74	5.21	
	2. Other income	0.04	0.07	-	0.04	
	3. Rental and other service expenses	57.08	57.08	57.66	57.67	
	4. Trade account receivable	0.39	0.54	0.28	0.59	
	5. Amount due from related parties	0.04	0.04	-	-	
3. Thanachart Group (NAT)/ Mr. Supadej Poonpipat, MD of Thanachart Group is also a Company's director.	The Company pays insurance charge for the base stations and equipments.					Thanachart Group provides good service quality with a long term relationship with the Company. NAT charges the insurance services at the market rate.
	1. Interest income	9.79	17.10	1.33	1.33	
	2. Insurance payment	35.25	38.52	62.40	65.81	
	3. Interest Expense	2.81	3.20	1.81	2.10	

Related parties/Relation to the Company	Detail of transactions	31 December 2008 (Million Baht)		31 December 2007 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
4. Matchbox Co., Ltd. (MB)/ SHIN is a major shareholder, holds 99.96%, and Mr. Somprasong Boonyachai is a joint director.	The Company and its subsidiaries hire MB as an agency to provide publicity for the Companies' services to customers through various media on a job-by-job basis.					MB is a creative advertising agency with good understanding of the Company's products and helps maintain information as strictly confidential.
	1. Service income	0.38	0.43	0.68	0.69	Advertising fees charged by MB are benchmarking with third parties. Details of charges are as follows ;
	2. Other income	0.03	0.05	-	0.05	
	3. Rental and other service expenses	241.67	246.94	359.62	379.28	
	4. Advertising expense					
	- Advertising fee, net	427.77	456.70	445.16	477.79	
	- Advertising fee, gross	1,074.43	1,149.89	998.34	1,062.92	Agency Fee
	5. Trade account payable	-	2.28	-	-	-MB Media 9.00% *
	6. Amount due to related parties	382.94	392.67	257.95	281.94	-MB Production 12.00%
	7. Amount due from related parties	0.01	0.01	0.04	0.04	*Change from 6% to 9% on 1 June, 2008 - Third party Media and Production 9.00-17.65%
5. Teleinfo Media Co., Ltd. (TMC)/ SHIN is an indirectly major shareholder, holds 99.99%.	The Company hires TMC to furnish information for mobile phone value added service such as astrology, lotto, and comic story. The Company pays actual services fee on monthly basis.					TMC has a specialization in providing information for mobile phone value added service.
	1. Service income	1.76	1.76	1.48	1.51	The Company pays the service charge by the percentage based on revenue from customers depending on the type of service. Rate is charged at the same rate as with other content providers, currently at not exceeding 50%.
	2. Other income	0.03	0.03	-	0.04	
	3. Other service expenses	46.91	46.96	62.27	62.41	
	4. Trade account payable	4.96	4.99	4.68	4.71	
	5. Amount due to related parties	0.01	0.01	1.11	1.14	
	6. Trade account receivable	0.26	0.26	0.34	0.34	
	7. Amount due from related parties	0.02	0.02	-	-	
6. I.T. Applications and Services Co., Ltd. (ITAS) / SHIN is a major shareholders, holds 99.99% and Mr. Somprasong Boonyachai is a joint director.	The Company and its subsidiaries hire ITAS for computer programs improvement and development on a job-by-job basis.					ITAS provides computer program improvement and development only for the Company and subsidiaries.
	1. Service income	0.01	0.01	0.01	0.01	ITAS charges the Company at comparable rate to other consultant companies. The service charge depends on the type of work and the level of consultant.
	2. Other income	0.01	0.01	-	-	
	3. Computer system consulting and management expense	-	-	0.08	0.26	
	4. Rental and other service expenses	57.14	81.36	40.78	67.90	
	5. Trade account payable	-	1.70	-	-	
	6. Amount due to related parties	8.75	8.75	0.51	4.74	
	7. Amount due from related parties	0.01	0.01	-	-	

Related parties/Relation to the Company	Detail of transactions	31 December 2008 (Million Baht)		31 December 2007 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
7. Group of Singtel Strategic Investments Pte. Ltd. (SingTel) / Singtel is a major shareholder of the Company, holds 21.34%.	The Company and its subsidiaries enter into an agreement with companies of Singtel group for the joint international Roaming operation. The Company pays the salary and remuneration to Singapore Telecom International Pte. Ltd. (STI) for sending its operational staff. The expense is charged on an actual basis. The Company also pays Singtel group a dividend in proportion of its shareholding percentage.					The International Roaming with Singtel is under the ordinary course of business since the Company provides international mobile service to foreign operators. Both parties charge each other at the accepted price by deduct profit from their customers. STI has an agreement with the Company that STI needs to provide operational staff to help the Company for management and any technique. The Company pays the service fee to STI by the actual basis or by agreement.
	1. Service income	637.26	650.80	774.47	774.47	
	2. International Roaming expense	316.70	359.26	312.08	312.08	
	3. Salary and other remuneration	49.06	49.06	42.14	42.14	
	4. Dividend paid	3,578.40	3,578.40	3,578.40	3,578.40	
	5. Trade account payable	68.82	75.64	71.84	71.84	
	6. Amount due to related parties	79.80	79.80	58.43	58.43	
	7. Trade account receivable	181.37	184.57	230.89	230.89	
8. CS Loxinfo Public Company Limited (CSL) / SHIN is an indirect major shareholder, holds 39.74%.	CSL provides the internet service to the Company and ADC provides datanet service to CSL.					CSL provides internet service and charge the Company at the same rate as with external customers.
	1. Service income	1.27	141.21	1.05	154.41	
	2. Other income	0.07	8.56	0.01	3.32	
	3. Rental and other service expenses	52.87	53.41	18.57	20.35	
	4. Trade account payable	0.77	0.77	0.32	0.32	
	5. Amount due to related parties	4.94	5.11	0.13	14.14	
	6. Trade account receivable	0.26	12.40	0.03	15.37	
	7. Amount due from related parties	-	0.34	-	0.39	
9. Shineedotcom Co.,Ltd. (Shinee) / SHIN is an indirect major shareholder, holds 99.99%.	The Company hires Shinee for its content service providing for the Company's customers.					Shinee has a specialization in designing and creating website with variety contents which suit to the Company's needs. The Company pays the service charge by the percentage based on revenue from customers which depends on the type of service. Rate charge to the Company is not exceed 50% and is comparable with other content providers.
	1. Service income	2.56	4.19	0.29	2.17	
	2. Other service fee	0.41	0.43	1.10	1.22	
	3. Rental and other service expenses	45.44	45.47	73.87	73.88	
	4. Trade account payable	6.15	6.16	4.08	4.09	
	5. Amount due to related parties	-	0.01	0.84	0.85	
	6. Trade account receivable	0.88	0.99	0.89	1.07	

Related parties/Relation to the Company	Detail of transactions	31 December 2008 (Million Baht)		31 December 2007 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
10. DTV Service Co., Ltd. (DTV)/ SHIN is an indirect major shareholder, holds 99.99%.	The Company hires DTV to create website.					DTV has a specialization in an internet service and charge the Company at the comparable rate as with other content providers. Shin Broadband Internet (Thailand) Co., Ltd. (SBI) has changed its name to DTV Service Co., Ltd. (DTV) on 23 April 2008.
	1. Service income	0.49	0.49	0.17	0.17	
	2. Rental and other service expenses	5.08	5.08	0.99	0.99	
	3. Trade account payable	0.10	0.10	2.59	3.58	
	4. Trade account receivable	0.05	0.05	-	-	
	5. Amount due from related parties	0.01	0.01	-	-	
11. Lao Telecommunications Co., Ltd. (LTC)/ SHIN is an indirect major shareholder, holds 49.00%.	The Company and its subsidiaries have cooperated with LTC to provide international roaming.					LTC, the telecommunications service provider in Laos, provides fixed line, mobile, internet and broadband and international roaming services. Roaming price between the Company and LTC is based on market rate.
	1. Service income	6.43	8.48	8.34	9.40	
	2. International roaming expense	14.94	21.00	15.00	15.43	
	3. Trade account payable	4.85	5.36	1.44	1.83	
	4. Trade account receivable	1.58	2.31	0.97	1.36	
12. Cambodia Shinawatra Co., Ltd. (CamShin)/ SHIN is an indirect major shareholder, holds 100.00%.	The Company and its subsidiaries have cooperated with CamShin to provide international roaming.					CamShin got license from The Royal Government of Cambodia, provides fixed line, mobile and international roaming services. Roaming price between the Company and Camshin is based on market rate. Cambodia Shinawatra Co., Ltd. (CamShin) has changed its name to Mfone Co., Ltd. (Mfone) on 12 January 2009.
	1. Service income	0.27	0.27	0.20	0.20	
	2. International roaming expense	11.80	11.80	8.42	8.42	
	3. Trade account payable	1.21	1.21	2.36	2.36	
	4. Trade account receivable	0.03	0.03	0.07	0.07	

Board of Directors' Responsibility for Financial Reporting

The Board of Directors is responsible for Advanced Info Service Public Company Limited's financial statements and Advanced Info Service Public Company Limited and its subsidiaries' consolidated financial statements, including the financial information presented in this annual report. The aforementioned financial statements are prepared in accordance with generally accepted accounting principles, using careful judgment and the best estimation. Important information is adequately and transparency disclosed in the notes to financial statements for the Company shareholders and investors.

The Board of Directors has provided and maintained risk management system and appropriate and efficient internal controls to ensure that accounting records are accurate, reliable and adequate to protect its assets and uncover any weakness that may be present in order to prevent fraud or materially irregular operations.

In this regard, the Board of Directors has appointed an Audit Committee to be responsible for reviewing the accounting policy financial reports, review internal controls, internal audit and risk management system. The Audit Committee has also reviewed a disclosure of related party transactions. All their comments on these issues have included in the Audit Committee Report, which presented in this annual report.

The financial statements of the Company and the consolidated financial statements of Company and its subsidiaries have been examined by an external auditor, KPMG Phoomchai Audit Limited. To conduct the audits and express an opinion in accordance with generally accepted auditing standards, the auditor was provided with all of the Company's records and related data as requested. The auditor's opinion is presented in the auditor's report as part of this annual report.

The Board of Directors considers the Company's overall internal control system satisfactory and provides credibility and reliability to Advanced Info Service Public Company Limited's financial statements and Advanced Info Service Public Company Limited and its subsidiaries' consolidated financial statements for the year ended December 31, 2008. The Board of Directors also believes that all these financial statements have been prepared in accordance with generally accepted accounting principles and related regulations.

Dr. Paiboon Limpaphayom (Ph.d.)	**Mr. Allen Lew Yoong Keong**
Chairman of the Board of Directors	**Chairman of the Executive Committee**

Audit Report of Certified Public Accountant

To the Shareholders of Advanced Info Service Public Company Limited

I have audited the accompanying consolidated and separate balance sheets as at 31 December 2008, and the related statements of income, changes in equity and cash flows for the year then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits. The consolidated and separate financial statements of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively, for the year ended 31 December 2007 were audited by another auditor whose report dated 19 February 2008 expressed an unqualified opinion on those statements.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and separate financial statements referred to above present fairly, in all material respects, the financial positions as at 31 December 2008 and the results of operations and cash flows for the year then ended of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited, respectively, in accordance with generally accepted accounting principles.

As discussed in Note 31 to the financial statements, the consolidated financial statements have been applied the change in its accounting policy for goodwill prospectively from 1 January 2008.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
18 February 2009

Balance sheets

Advanced Info Service Public Company Limited and its Subsidiaries

As at 31 December 2008 and 2007

		Consolidated financial statements		Separate financial statements	
	Note	2008 Baht	2007 Baht	2008 Baht	2007 Baht
Assets					
Current assets					
Cash and cash equivalents	5	16,300,921,776	8,316,665,598	2,665,329,168	3,713,234,654
Current investments	6	226,357,684	123,443,246	-	-
Trade accounts receivable	4, 7	5,790,416,245	8,054,187,522	9,678,541,104	11,176,551,179
Amounts due from and loans to related parties	4	437,429	770,301	489,688,860	85,018,724
Inventories	8	1,592,504,878	1,236,245,758	95,094,854	137,111,582
Value added tax receivables		240,915,152	136,762,816	240,915,152	136,762,816
Other current assets	9	2,806,767,830	2,717,539,291	1,609,574,799	1,727,883,958
Total current assets		**26,958,320,994**	**20,585,614,532**	**14,779,143,937**	**16,976,562,913**
Non-current assets					
Investments in subsidiaries	10	-	-	20,223,107,035	19,457,107,035
Other long-term investments	6	92,760,750	92,760,750	92,760,750	92,760,750
Property, plant and equipment	11	8,143,678,476	8,560,947,065	6,447,755,661	7,619,071,129
Assets under the Agreements for operation	12	73,045,439,009	78,527,308,962	69,084,401,479	73,445,126,881
Swap and forward contracts receivable	32	2,483,941,226	-	2,483,941,226	-
Intangible assets	13	6,537,923,048	10,593,151,459	1,069,453,456	1,173,298,555
Deferred tax assets	14	10,075,260,360	10,031,066,153	9,203,866,150	9,128,181,830
Other non-current assets	15	743,964,974	550,802,889	660,144,640	445,380,506
Total non-current assets		**101,122,967,843**	**108,356,037,278**	**109,265,430,397**	**111,360,926,686**
Total assets		**128,081,288,837**	**128,941,651,810**	**124,044,574,334**	**128,337,489,599**

The accompanying notes are an intergral part of these financial statements.

Balance sheets (Continued)

Advanced Info Service Public Company Limited and its Subsidiaries

As at 31 December 2008 and 2007

	Note	Consolidated financial statements		Separate financial statements	
		2008 Baht	2007 Baht	2008 Baht	2007 Baht
Liabilities and equity					
Current liabilities					
Short-term loan from financial institutions	16	-	3,492,241,668	-	3,492,241,668
Trade accounts payable	4, 17	4,263,083,838	4,218,177,264	3,664,297,481	3,915,050,194
Amounts due to and loans from					
related parties	4	486,336,292	361,241,537	6,427,554,970	13,386,152,303
Current portion of long-term borrowings	16	7,037,683,209	1,544,583,472	7,033,270,481	1,535,228,721
Accrued revenue sharing expenses	1	2,719,080,693	3,634,359,407	2,281,050,614	3,161,189,348
Operation right payable	19	-	4,738,868,207	-	-
Unearned income - mobile phone service		3,408,291,449	3,468,898,797	3,933,683,479	4,437,359,674
Advance receipts from customers		983,236,860	1,014,350,112	-	-
Income tax payable		2,859,374,572	3,232,483,027	2,203,959,032	2,943,264,613
Other current liabilities	18	3,102,748,788	2,451,353,594	2,906,117,181	2,211,921,940
Total current liabilities		**24,859,835,701**	**28,156,557,085**	**28,449,933,238**	**35,082,408,461**
Non-current liabilities					
Swap and forward contracts payable	32	-	382,836,809	-	382,836,809
Long-term borrowings	16	29,774,425,791	24,929,192,172	29,767,173,002	24,920,136,689
Other non-current liabilities		11,382,426	12,265,872	-	-
Total non-current liabilities		**29,785,808,217**	**25,324,294,853**	**29,767,173,002**	**25,302,973,498**
Total liabilities		**54,645,643,918**	**53,480,851,938**	**58,217,106,240**	**60,385,381,959**

The accompanying notes are an intergral part of these financial statements.

Balance sheets (Continued)

Advanced Info Service Public Company Limited and its Subsidiaries

As at 31 December 2008 and 2007

	Note	Consolidated financial statements		Separate financial statements	
		2008 Baht	2007 Baht	2008 Baht	2007 Baht
Equity					
Share capital	20				
Authorised share capital		4,997,459,800	4,997,459,800	4,997,459,800	4,997,459,800
Issued and paid-up share capital		2,961,739,547	2,958,123,252	2,961,739,547	2,958,123,252
Reserves	22				
Share Premium		21,545,336,219	21,250,963,792	21,545,336,219	21,250,963,792
Advanced receipts for share subscription		-	15,376,627	-	15,376,627
Unrealised gain from dilution of invesment		161,186,663	161,186,663	-	-
Retained earnings					
Appropriated					
Legal reserve	22	500,000,000	500,000,000	500,000,000	500,000,000
Unappropriated		47,754,800,293	49,998,651,867	40,820,392,328	43,227,643,969
Total equity attributable to equity holders of the Company		**72,923,062,722**	**74,884,302,201**	**65,827,468,094**	**67,952,107,640**
Minority interests		512,582,197	576,497,671	-	-
Total equity		**73,435,644,919**	**75,460,799,872**	**65,827,468,094**	**67,952,107,640**
Total liabilities and equity		**128,081,288,837**	**128,941,651,810**	**124,044,574,334**	**128,337,489,599**

The accompanying notes are an intergral part of these financial statements.

Statements of income

Advanced Info Service Public Company Limited and its Subsidiaries

For the years ended 31 December 2008 and 2007

	Note	Consolidated financial statements		Separate financial statements	
		2008 Baht	2007 Baht	2008 Baht	2007 Baht
Revenues					
Revenues from rendering of services and equipment rentals	4	99,585,776,140	94,810,423,614	95,477,238,292	91,879,003,667
Revenue from sale of goods	4	11,205,724,471	13,643,627,957	-	-
Total revenues		**110,791,500,611**	**108,454,051,571**	**95,477,238,292**	**91,879,003,667**
Cost					
Cost of rendering of services and equipment rentals		(41,484,656,880)	(38,441,061,520)	(41,348,476,001)	(39,468,879,891)
Revenue sharing expense and excise tax	1	(20,020,521,692)	(19,691,093,644)	(18,782,202,115)	(18,196,405,243)
Cost of sale of goods		(10,533,664,209)	(12,624,415,196)	-	-
Total cost		**(72,038,842,781)**	**(70,756,570,360)**	**(60,130,678,116)**	**(57,665,285,134)**
Gross profit		**38,752,657,830**	**37,697,481,211**	**35,346,560,176**	**34,213,718,533**
Selling and administrative expenses	25	(11,205,399,071)	(12,767,492,454)	(11,000,119,659)	(12,142,052,036)
Profit from sales, services and equipment rentals		**27,547,258,759**	**24,929,988,757**	**24,346,440,517**	**22,071,666,497**
Other operating income	4, 24	2,565,136,120	661,584,025	558,626,198	599,702,086
Impairment loss of goodwill	13	(3,553,000,000)	-	-	-
Net foreign exchange loss		(74,950,358)	(56,062,535)	(78,792,699)	(73,477,784)
Directors' remuneration	4	(13,452,636)	(10,399,789)	(13,122,636)	(10,094,789)
Operating results		**26,470,991,885**	**25,525,110,458**	**24,813,151,380**	**22,587,796,010**
Dividend income	4, 10	-	-	27,195,000	2,878,158,203
Profit before interest and income tax expense		**26,470,991,885**	**25,525,110,458**	**24,840,346,380**	**25,465,954,213**
Interest expense	4, 27	(1,625,254,054)	(1,720,706,270)	(1,896,764,882)	(2,050,327,343)
Income tax expense	28	(8,381,243,025)	(7,562,357,091)	(6,697,945,593)	(6,309,048,717)
Profit for the year		**16,464,494,806**	**16,242,047,097**	**16,245,635,905**	**17,106,578,153**
Attributable to:					
Equity holders of the Company		16,409,035,972	16,290,466,659	16,245,635,905	17,106,578,153
Minority interests		55,458,834	(48,419,562)	-	-
Profit for the year		**16,464,494,806**	**16,242,047,097**	**16,245,635,905**	**17,106,578,153**
Earnings per share	29				
Basic		5.54	5.51	5.49	5.79
Diluted		5.54	5.51	5.49	5.79

The accompanying notes are an intergral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

For the years ended 31 December 2008 and 2007

		Consolidated financial statements								
			Reserves			Retained earnings				
	Note	Issued and paid-up share capital Baht	Share premium Baht	Advance receipts for share subscription Baht	Unrealised gain on dilution of investment Baht	Appropriated to legal reserve Baht	Unappro-priated Baht	Total equity attributable to equity holders of the Company Baht	Minority interests Baht	Total equity Baht
Balance at 1 January 2007		**2,953,546,816**	**20,978,563,672**	**14,503,874**	**161,186,663**	**500,000,000**	**52,330,151,948**	**76,937,952,973**	**661,055,515**	**77,599,008,488**
Changes in equity for 2007										
Profit for the year		-	-	-	-	-	16,290,466,659	16,290,466,659	(48,419,562)	16,242,047,097
Dividends	4, 30	-	-	-	-	-	(18,621,966,740)	(18,621,966,740)	-	(18,621,966,740)
Transfer of advanced receipts to additional shares	21, 22	333,286	14,170,588	(14,503,874)	-	-	-	-	-	-
Issued of share capital	21, 22	4,243,150	258,229,532	-	-	-	-	262,472,682	-	262,472,682
Avanced receipts for share subscription	22	-	-	15,376,627	-	-	-	15,376,627	-	15,376,627
Dividend received from subsidiaries		-	-	-	-	-	-	-	(36,138,282)	(36,138,282)
Balance at 31 December 2007 and 1 January 2008		**2,958,123,252**	**21,250,963,792**	**15,376,627**	**161,186,663**	**500,000,000**	**49,998,651,867**	**74,884,302,201**	**576,497,671**	**75,460,799,872**
Changes in equity for 2008										
Profit for the year		-	-	-	-	-	16,409,035,972	16,409,035,972	55,458,834	16,464,494,806
Dividends	4, 30	-	-	-	-	-	(18,652,887,546)	(18,652,887,546)	-	(18,652,887,546)
Transfer of advanced receipts to additional shares	21, 22	218,489	15,158,138	(15,376,627)	-	-	-	-	-	-
Issued of share capital	21, 22	3,397,806	279,214,289	-	-	-	-	282,612,095	-	282,612,095
Decrease in minority interest from the additioned of shares		-	-	-	-	-	-	-	(91,069,308)	(91,069,308)
Dividend received from subsidiaries		-	-	-	-	-	-	-	(28,305,000)	(28,305,000)
Balance at 31 December 2008		**2,961,739,547**	**21,545,336,219**	**-**	**161,186,663**	**500,000,000**	**47,754,800,293**	**72,923,062,722**	**512,582,197**	**73,435,644,919**

The accompanying notes are an intergral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

For the years ended 31 December 2008 and 2007

		Separate financial statements					
			Reserves		Retained earnings		
	Note	Issued and paid-up share capital Baht	Share premium Baht	Advance receipts for share subscription Baht	Appropriated to legal reserve Baht	Unappropriated Baht	Total equity attributable to equity holders of the Company Baht
Balance at 1 January 2007		**2,953,546,816**	**20,978,563,672**	**14,503,874**	**500,000,000**	**44,743,032,556**	**69,189,646,918**
Changes in equity for 2007							
Profit for the year		-	-	-	-	17,106,578,153	17,106,578,153
Dividends	4, 30	-	-	-	-	(18,621,966,740)	(18,621,966,740)
Transfer of advanced receipts to additional shares	21, 22	333,286	14,170,588	(14,503,874)	-	-	-
Issued of share capital	21, 22	4,243,150	258,229,532	-	-	-	262,472,682
Advanced receipts for shares subscription	22	-	-	15,376,627	-	-	15,376,627
Balance at 31 December 2007 and 1 January 2008		**2,958,123,252**	**21,250,963,792**	**15,376,627**	**500,000,000**	**43,227,643,969**	**67,952,107,640**
Changes in equity for 2008							
Profit for the year		-	-	-	-	16,245,635,905	16,245,635,905
Dividends	4, 30	-	-	-	-	(18,652,887,546)	(18,652,887,546)
Transfer of advanced receipts to additional shares	21, 22	218,489	15,158,138	(15,376,627)	-	-	-
Issued of share capital	21, 22	3,397,806	279,214,289	-	-	-	282,612,095
Balance at 31 December 2008		**2,961,739,547**	**21,545,336,219**	**-**	**500,000,000**	**40,820,392,328**	**65,827,468,094**

The accompanying notes are an intergral part of these financial statements.

Statements of cash flows

Advanced Info Service Public Company Limited and its Subsidiaries

For the years ended 31 December 2008 and 2007

	Note	Consolidated financial statements		Separate financial statements	
		2008 Baht	2007 Baht	2008 Baht	2007 Baht
Cash flows from operating activities					
Profit for the year		16,409,035,972	16,290,466,659	16,245,635,905	17,106,578,153
Adjustments for					
Dividend income from subsidiaries		-	-	(27,195,000)	(2,878,158,203)
Depreciation		3,028,785,839	3,174,150,633	2,857,504,187	3,033,760,090
Amortisation		15,927,242,412	15,792,480,346	14,147,083,733	12,827,174,398
Interest income		(404,426,846)	(375,935,521)	(140,038,853)	(159,024,769)
Interest expense		1,625,254,054	1,720,706,270	1,896,764,882	2,050,327,343
Impairment loses of assets (resersal of)		670,320	(69,000,000)	-	(53,000,000)
Doubtful accounts and bad debts expenses		530,193,671	1,347,187,994	550,241,210	1,346,153,083
Allowance for obsoleted inventories (reversal of) and loss from inventories write-off		77,132,127	(170,872)	50,930,720	14,235,130
(Gain) loss on disposals of property, plant and equipment		69,533,579	(14,166,701)	54,414,552	(10,526,947)
Unrealised loss on foreign currencies		172,657,801	39,114,505	170,258,377	39,082,462
Impairment losses of investment		-	-	8,000,000	448,933,469
Loss from write-off goodwill and other		15,140,331	146,470	-	146,470
Impairment loss of goodwill	13	3,553,000,000	-	-	-
Income from settle with operation right payable	19	(1,738,868,207)	-	-	-
Share of net profit (loss) from subsidiaries to miniority interests		55,458,834	(48,419,562)	-	-
Deferred tax		(44,194,207)	(268,464,844)	(75,684,320)	(314,959,845)
Income tax expense		8,425,437,232	7,830,821,935	6,773,629,913	6,624,008,562
		47,702,052,912	45,418,917,312	42,511,545,306	40,074,729,396

The accompanying notes are an intergral part of these financial statements.

Statements of cash flows (Continued)

Advanced Info Service Public Company Limited and its Subsidiaries

For the years ended 31 December 2008 and 2007

	Note	Consolidated financial statements		Separate financial statements	
		2008 Baht	2007 Baht	2008 Baht	2007 Baht
Changes in operating assets and liabilities					
Specifically-used bank deposits		179,318,316	149,847,096	-	-
Trade accounts receivable		1,747,848,485	(4,522,007,025)	962,116,997	(7,252,617,163)
Amounts due from related parties		332,872	2,202,623	1,329,864	20,293,934
Inventories		(480,958,349)	819,391,476	(8,219,289)	(37,983,081)
Value added tax receivable		(104,152,336)	326,794,652	(104,152,336)	326,794,652
Other current assets		11,649,443	(112,724,722)	126,479,896	9,387,681
Other non-current assets		(279,911,801)	(73,658,153)	(279,571,209)	(53,818,663)
Trade accounts payable		76,517,497	303,669,532	(96,932,862)	(5,091,652)
Amount due to related parties		125,094,755	(161,968,034)	280,982,777	(39,286,634)
Accrued revenue sharing expenses		(915,278,714)	1,217,886,285	(880,138,733)	1,109,238,219
Operation right payable		(3,000,000,000)	-	-	-
Unearned income - mobile phone service		(60,607,348)	(189,901,138)	(503,676,195)	365,084,845
Advance receipts from customers		(31,113,251)	(76,628,503)	-	-
Swap and forward contracts (receivable) payable		(32,210,952)	60,716,535	(32,210,952)	60,716,535
Other current liabilities		609,533,841	123,435,695	651,247,458	157,260,988
Other non-current liabilities		(883,447)	(242,929)	-	-
Income tax paid		(8,825,742,267)	(7,587,510,595)	(7,512,461,210)	(6,257,067,139)
Net cash provided by operating activities		**36,721,489,656**	**35,698,220,107**	**35,116,339,512**	**28,477,641,918**
Cash flows from investing activities					
Interest received		324,059,465	409,088,718	125,794,184	176,916,601
Dividend received from subsidiaries		-	-	27,195,000	2,878,158,203
Short-term loans to subsidiaries, net		-	-	(406,000,000)	(18,200,000)
Net changes in current investments		(102,914,439)	(5,256,608)	-	-
Additional investment in subsidiaries	10	(126,000,000)	-	(774,000,000)	(50,000,000)
Cash invested in other long-term investment		-	(92,760,750)	-	(92,760,750)
Purchase of property, plant, equipment and computer software		(2,761,357,943)	(4,474,940,882)	(1,840,447,322)	(3,987,489,164)
Sale of property and equipment		132,211,534	27,115,197	142,762,472	20,825,282
Purchase of assets under the Agreements for operation		(9,825,104,101)	(12,630,489,918)	(9,768,871,374)	(12,588,450,270)
Net cash used in investing activities		**(12,359,105,484)**	**(16,767,244,243)**	**(12,493,567,040)**	**(13,661,000,098)**

The accompanying notes are an intergral part of these financial statements.

Statements of cash flows (Continued)

Advanced Info Service Public Company Limited and its Subsidiaries

For the years ended 31 December 2008 and 2007

	Note	Consolidated financial statements		Separate financial statements	
		2008 Baht	2007 Baht	2008 Baht	2007 Baht
Cash flows from financing activities					
Interest paid		(1,580,469,442)	(1,782,076,963)	(1,891,560,280)	(1,943,372,930)
Proceeds from short-term loans from financial institutions		-	7,367,734,438	-	7,367,734,438
Repayments of short-term loan from financial institutions		(3,500,000,000)	(5,000,000,000)	(3,500,000,000)	(5,000,000,000)
Proceeds from short-term loans from subsidiaries		-	-	8,400,000,000	9,500,000,000
Repayments of short-term loans from subsidiaries		-	-	(15,600,000,000)	(1,000,000,000)
Proceeds from long-term borrowings		9,013,521,646	1,132,646,869	9,013,521,646	1,132,646,869
Repayments of long-term borrowing		(1,631,189,287)	(6,500,000,300)	(1,631,189,287)	(6,500,000,300)
Finance lease payments		(30,236,446)	(22,871,772)	(19,318,887)	(19,473,941)
Proceeds from issue of shares		282,612,095	262,472,682	282,612,095	262,472,682
Advanced receipts for share subscription		-	15,376,627	-	15,376,627
Dividends paid to equity holders of the Company		(18,652,887,546)	(18,621,966,740)	(18,652,887,546)	(18,621,966,740)
Dividends paid to minority interests		(28,305,000)	(36,138,282)	-	-
Net cash used in financing activities		**(16,126,953,980)**	**(23,184,823,441)**	**(23,598,822,259)**	**(14,806,583,295)**
Net increase (decrease) in cash and cash equivalents		**8,235,430,192**	**(4,253,847,577)**	**(976,049,787)**	**10,058,525**
Cash and cash equivalents at beginning of year		6,822,084,530	11,097,789,676	3,713,234,654	3,725,033,698
Effect of exchange rate changes on foreign currencies balances		(71,855,699)	(21,857,569)	(71,855,699)	(21,857,569)
Cash and cash equivalents at end of year		**14,985,659,023**	**6,822,084,530**	**2,665,329,168**	**3,713,234,654**

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the years ended 31 December 2008 and 2007 comprise:

	Note	Consolidated financial statements		Separate financial statements	
		2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Cash and deposits at financial institutions		7,362	4,387	2,266	2,205
Short-term invesments with maturities of three months or less		8,939	3,930	399	1,508
	5	**16,301**	**8,317**	**2,665**	**3,713**
Less specifically-used bank deposits	5	(1,315)	(1,495)	-	-
Total cash and cash equivalents		**14,986**	**6,822**	**2,665**	**3,713**
Non-cash transactions					
Outstanding debts arising from investment in property, plant and equipment and assets under the Agreements for operation		1,802	1,647	1,406	1,563

The accompanying notes are an intergral part of these financial statements.

Notes to the Consolidated and Company Financial Statements.

Advanced Info Service Public Company Limited and its Subsidiaries

For the years ended 31 December 2008 and 2007

1. General information

Advanced Info Service Public Company Limited "the Company", is incorporated in Thailand and has its registered office at 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok, Thailand.

The Company was listed on the Stock Exchange in Thailand in November 1991.

Shin Corporation Public Company Limited is a major shareholder, holding 42.67% (2007 : 42.72%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder holding 19.18% (2007 : 19.20%) of the share capital of the Company.

The principal business operations of the Group of Company are summarised as follows:

1) The operation of a 900 - MHz CELLULAR TELEPHONE SYSTEM as the operator which the Company has been granted the permission from TOT Public Company Limited ("TOT"), under the Agreement for operation dated 27 March 1990, to operate and service of Cellular Mobile Telephone either analog (NMT) or Digital GSM, 900 MHz frequency nationwide, parallel operation for 25 years since 1 October 1990, being the first commercial operating date of service. The Agreement is ended on 30 September 2015. The Company is obliged to comply with various conditions and pay revenue sharing in according with the Agreement.

Under the Agreement, the Company shall be entitled to immediately transfer the ownership right of its tools and equipments or assets for operation the 900 - MHz Cellular to TOT when the installation has been completed and the Company shall pay TOT the annual revenue sharing in according with the Agreement at the percentage of each annual revenues and any benefit from the mobile phone service prior to deduct any expenses and any tax or the payment of the annual revenue sharing is equaling to the minimum annual revenue sharing stipulated in the Agreement. The percentages of the service revenues and minimum annual revenue sharing for each year are as follows :

Year	Percentage of revenues	Minimum annual revenue sharing (in million Baht)
1 - 5	15	13 to 147
6 - 10	20	253 to 484
11 - 15	25	677 to 965
16 - 20	30	1,236 to 1,460
21 - 25	30	1,460

2) The operation of a DATAKIT VIRTUAL CIRCUIT SWITCH as the operator which Advanced Data network Communications Co., Ltd. ("ADC"), a subsidiary, has been granted the permission from TOT under the Agreement dated 19 September 1989, rendering services for DATAKIT VIRTUAL CIRCUIT SWITCH in the area of Metropolitan Telephone Exchange.

Under the Agreement, ADC shall be entitled to immediately transfer the ownership right of its tools and equipments or assets for operation of DATAKIT System to TOT when the installation has been completed and ADC shall pay TOT the annual revenue sharing in according with the Agreement at the percentage of each annual revenues and any benefit from service of DATAKIT VIRTUAL CIRCUIT SWITCH prior to deduct any expenses and any tax or the payment of the annual revenue sharing is equaling to the minimum annual revenue sharing stipulated in the Agreement.

ADC and TOT have mutually agreed to amend the Agreement and signed the Supplemental Agreement on 25 September 1997 to extend the validity period from 10 years to 25 years (such validity period shall be ended on 24 September 2022) and waive the collection of annual revenue sharing under the agreements effective from 25 September 1997. ADC issued 10.75 million ordinary shares at a par value of Baht 10 to TOT on 17 March 1998 to swap of such waiver.

3) The operation of a 1800 - MHz CELLULAR TELEPHONE SYSTEM as the operator which Digital Phone Company Limited ("DPC"), a subsidiary, has been granted the permission from CAT Telecom Public Company Limited ("CAT"), under the Agreement for operation dated 19 November 1996, to operate and service Cellular Mobile Telephone: Digital PCN (PERSONAL COMMUNICATION NETWORK) 1800, frequency between 1747.9 MHz to 1760.5 MHz and 1842.9 MHz to 1855.5 MHz nationwide. DPC started the operation commencing from 28 May 1997 ending 15 September 2013 and DPC is obliged to comply with various conditions and pay revenue sharing in accordance with the Agreement.

Under the Agreement, DPC shall be entitled to immediately transfer the ownership right of its machineries, all equipments and tools or assets for operation to CAT upon installation completion and DPC shall pay CAT the annual revenue sharing at the percentage of each annual revenues and any benefit in according with the accrual basis from the mobile phone service prior to deduct any expenses any tax and fees or the payment of the annual revenue sharing is equaling to the minimum annual revenue sharing stipulated in the Agreement. The percentages of the service revenues and minimum annual revenue sharing for each year are as follows :

Year	Percentage of revenues	Minimum annual revenue sharing (in million Baht)
1	25	9
2 - 9	20	60 to 320
10 - 14	25	350 to 650
15 - 16	30	670

4) The operation of PROVIDING CALL CENTER SERVICE

5) The operation of PROVIDING BROADBAND SERVICE granted a licence from the National Telecommunications Commission ("NTC").

6) The operation of DISTRIBUTING OF ELECTRONIC CASH CARD under a licence from the Ministry of Finance.

7) The operation of PROVIDING PAYMENT SERVICES VIA MOBILE PHONE under a licence from the Ministry of Finance.

8) The operation of PROVIDING INTERNATIONAL TELEPHONE SERVICE under a licence from the National Telecommunications Commission ("NTC"), dated 26 July 2006. The licence agreement of INTERNATIONAL TELEPHONE SERVICE is ended 26 July 2026.

9) The operation of DISTRIBUTING OF CELLULAR PHONES AND COMMUNICATION EQUIPMENTS.

10) The operation of PROVIDING INTERNET (ISP) SERVICE, INTERNET GATEWAY and BROADBAND, VOICE OVER IP and IP TELEVISION granted a licence from the National Telecommunications Commission ("NTC").

Details of the Company's subsidiaries as at 31 December 2008 and 2007 were as follows :

Name of the entities	Type of business	Country of incorporation	Ownership interest (%)	
			2008	2007
Mobile from Advance Co., Ltd.	Currently ceased operation Thailand	Thailand	99.99	99.99
Advanced Datanetwork Communications Co., Ltd. * (* Indirect subsidiary)	Service provider of voice data communications via telephone line and broadband	Thailand	51.00	51.00
Datanetwork Solutions Co., Ltd.	In liquidation on 16 December 2008	Thailand	49.00	49.00
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	99.99	99.99
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental and service provider of digital mobile phone system in 1800 MHZ	Thailand	98.55	98.55
Data Line Thai Co., Ltd.	Completed the process of liquidation	Thailand	-	65.00
Advanced Magic Card Co., Ltd.	Distributor of cash card business	Thailand	99.99	99.99
Advanced Mpay Co., Ltd.	Service provider of payment business via mobile phone	Thailand	99.99	69.99
AIN GlobalComm Co., Ltd.	Service provider of international call	Thailand	99.99	99.99
Advanced Wireless Network Co., Ltd.	Network operator, a telecom service operator and a computer system service	Thailand	99.99	99.93

Name of the entities	Type of business	Country of incorporation	Ownership interest (%)	
			2008	2007
Super Broadband Network Co., Ltd.	Network operator and a telecom service operator i.e., Service provider of internet (ISP), international & national internet gateway, International Private Leased Circuit (IPLC), Internet Protocol Virtual Private Network (IP VPN), a voice over IP, and an IP television	Thailand	99.99	99.93
Wireless Device Supply Co., Ltd.	Importer and distributor of cellular phones and related accessories and cellular phone rental	Thailand	99.99	99.99

2. Basis of preparation of the financial statements

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The financial statements are prepared in accordance with Thai Accounting Standard ("TAS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP") and with generally accepted accounting principles in Thailand.

The Group has adopted the following new and revised Thai Accounting Standards (TAS) which were issued by the FAP during 2007 and effective for accounting periods beginning on or after 1 January 2008:

TAS 25 (revised 2007)	*Cash Flows Statements*
TAS 29 (revised 2007)	*Leases*
TAS 31 (revised 2007)	*Inventories*
TAS 33 (revised 2007)	*Borrowing Costs*
TAS 35 (revised 2007)	*Presentation of Financial Statements*
TAS 39 (revised 2007)	*Accounting Policies, Changes in Accounting Estimates and Errors*
TAS 41 (revised 2007)	*Interim Financial Reporting*
TAS 43 (revised 2007)	*Business Combinations*
TAS 51	*Intangible Assets*

The adoption of these new and revised TAS does not have any material impact on the consolidated or separate financial statements except as disclosed in Note 31.

The following standards are revised and are mandatory for accounting periods beginning on or after 1 January 2008 and are not relevant to the Group.

TAS 49 (revised 2007) *Construction Contracts*

The following revised TAS that has been issued as of balance sheet date but are not yet effective. These revised TAS will become effective for the financial periods beginning on or after 1 January 2009.

TAS 36 (revised 2007)	*Impairment of Assets*
TAS 54 (revised 2007)	*Non-current Assets Held for Sale and Discontinued Operations*

The adoption and initial application of these revised TAS is not expected to have any material impact on the consolidated or separate financial statements.

The financial statements are presented in Thai Baht, rounded in the notes to the financial statements to the nearest million. They are prepared on the historical cost basis except as stated in the accounting policies.

The preparation on financial statements in conformity with TAS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These judgments, estimates and assumptions are based on historical experience and various other factors, including management's assessment of the potential impact on the Group's operations and financial position of the global economic crisis. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements is included in the following notes:

- Measurement of the recoverable amounts of cash-generating units containing goodwill (Note 13)
- Utilisation of taxes losses (Note 28)
- Revenues from rendering of services and equipment rentals (Note 23)
- Utilisation of plant and equipment (Note 11)
- Utilisation of asset under the Agreement for operation (Note 12)
- Utilisation of intangible assets (Note 13)
- Valuation of financial instruments (Note 32)
- Allowance for doubtful accounts (Note 7)
- Allowance for obsolete inventories (Note 8)

3. Significant accounting policies

(a) Basis of consolidation

The consolidated financial statements related to the Company and its subsidiaries (together referred to as the "Group").

Significant intra-group transactions between the Company and its subsidiaries are eliminated on consolidation.

Subsidiaries

Subsidiaries are those companies controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of a company so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Business combinations

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Business combination of entities or business under common control is accounted for using a method similar to the pooling of interest method.

(b) Foreign currencies

Transactions in foreign currencies are translated to Thai Baht at the foreign exchange rates ruling at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Thai Baht at the foreign exchange rates ruling at that date. Foreign exchange differences arising on translation are recognised in the statement of income.

Non-monetary assets and liabilities measured at cost in foreign currencies are translated to Thai Baht using the foreign exchange rates ruling at the dates of the transactions.

(c) Derivative financial instruments

The Group uses financial instruments that manage exposure to fluctuations in foreign currency exchange and interest rates. These instruments, which mainly comprise forward foreign currency contracts and cross currency swap agreements are recorded in the financial statements on the contract date. The purpose of these instruments is to manage risk.

Forward foreign exchange contracts protect the Group from fluctuations in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Forward contracts are recorded as forward contracts receivable and payable on inception, and are translated at the year end exchange rate. Unrealised gains or losses on transactions are recognised in the statement of income. Premiums or discounts are amortised in the statement of income on a straight-line basis over the contract period.

Interest rate derivatives help the Group to better manage effects from fluctuations in floating interest rates. Any differential to be paid on an interest rate derivative is recognised as a component of interest expense over the period of such instrument. Gains or losses of early termination of interest rate derivatives or on repayment of the borrowing are charged to the statement of income.

(d) Cash and cash equivalents

Cash and cash equivalents in the statements of cash flows comprise cash balances, call deposits and highly liquid short-term investments with original maturities of three months or less and excluded specifically-used bank deposits. Bank overdrafts that are repayable on demand are a component of financing activities for the purpose of the statement of cash flows.

(e) Trade and other accounts receivable

Trade and other accounts receivable are stated at their invoice value less allowance for doubtful accounts.

The allowance for doubtful accounts is assessed primarily on analysis of payment histories and future expectations of customer payments. Bad debts are written off when incurred.

(f) Inventories

Inventories comprise mobile phones, refill cards for 1-2-Call!, sim cards and spare parts used for repairs and services.

Inventories are stated at the lower of cost and net realisable value.

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost is calculated using principle as follows :

Mobile phones, refill cards for 1-2-Call! and sim cards	- moving weighted average method
Spare parts (mobile phones and network)	- moving weighted average method
Datanet equipment	- first-in, first-out (FIFO) method

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and to make the sale.

An allowance is made for all deteriorated, changed, obsolete and slow-moving inventories.

(g) Investments

Investments in subsidiaries

Investments in subsidiaries in the separate financial statements of the Company are accounted for using the cost method.

Investment in other debt and equity securities

Debt securities that the Group intends and is able to hold to maturity are stated at amortised cost less impairment losses.

The difference between the acquisition cost and redemption value of such debt securities is amortised using the effective interest rate method over the period to maturity.

Debt securities and marketable equity securities other than those securities held for trading or intended to be held to maturity, are classified as being available-for-sale and are stated at fair value, with any resultant gain or loss being recognised directly in equity. The exceptions are impairment losses and foreign exchange gains and losses, which are recognised in the statement of income. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the statement of income. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in the statement of income.

Equity securities which are not marketable are stated at cost less impairment losses.

Disposal of investments

On disposal of an investment, the difference between net disposal proceeds and the carrying amount together with the associated cumulative gain or loss that was reported in equity is recognised in the statements of income.

If the Group disposes of part of its holding of a particular investment, the deemed cost of the part sold is determined using the FIFO method applied to the carrying value of the total holding of the investment.

(h) Property, plant and equipment

Owned assets

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Leased assets

Leases in terms of which the Group substantially assumes all the risk and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance leases is capitalised at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statement of income.

Depreciation

Depreciation is charged to the statement of income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The estimated useful lives are as follows:

Buildings and building improvements	5, 20 years
Leasehold building improvements	5, 10 years
Tools and equipment (included computer software)	3, 5, 10 years
Furniture, fixtures and office equipment	2-5 years
Communication equipment for rental	3 years
Communication equipment for major corporate customer rental	Over period of rental agreement
Vehicles	5 years

No depreciation is provided on freehold land or assets under construction.

Repairs and maintenance are charged to the statement of income during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations aredepreciated over the remaining useful life of the related assets.

(i) Assets under the Agreements for operation

The Agreements for operation assets

Assets under the Agreements for operation represent the cost of certain equipment and other assets which have been or have to be transferred to the grantor of the Agreements of operation and are stated at cost less accumulated amortisation and impairment losses.

Amortisation

Amortisation is recognised in the statement of income on a straight-line basis over period of the Agreements for operation which not exceeding the remaining period of the Agreements for operation. The estimated useful lives are as follows :

Mobile phone network digital system	10 years not exceeding the remaining period of the Agreement for operation
Datanet tools and equipments	10 years not exceeding the remaining period of the Agreement for operation
Computer system under the Agreement for operation of 1800-MHz operation	5 years not exceeding the remaining period of the Agreement for operation

No depreciation is provided on advance payment and assets under construction.

(j) Intangible assets

Goodwill

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired. Negative goodwill in a business combination represents the excess of the fair value of the Group's share of the identifiable net assets acquired over the cost of acquisition. The Group has changed its accounting policy for goodwill with effect from 1 January 2008 as discussed in Note 31.

Acquisitions prior to 1 January 2008

Goodwill represents the amount recognised under the Group's previous accounting policy under which goodwill and negative goodwill was stated at cost less accumulated amortisation and impairment losses. Negative goodwill carried in the financial statements as at 31 December 2007 is recognised in full in the beginning balance of retained earnings as at 1 January 2008.

Acquisitions on or after 1 January 2008

Goodwill is stated at cost. Negative goodwill is recognised immediately in the statement of income.

Subsequent measurement

Goodwill is measured at cost less impairment losses. In respect of equity accounted investments, the carrying amount of goodwill is included in the carrying amount of the investment.

The operation right

The operation right of a subsidiary represents the acquisition cost of certain rights and obligations to operate a mobile phone system.

Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are stated at cost less accumulated amortisation and impairment losses.

Amortisation

Amortisation is recognised in the statement of income on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives are as follows:

Software licences and software development costs	5, 10 years
The Right under the Agreement for operation	Over the period of the Agreement for operation

(k) Other assets

Deferred charges

Deferred charges represent commitment fees for long-term loans, costs of long-term leases of space for base stations, expenditures relating to the increase of power of electricity at base stations and expenditures relating to the improvement project of mobile phone service network and are stated at cost less accumulated amortisation and impairment losses.

Amortisation

Amortisation is recognised in the statement of income on a straight-line basis over the estimated useful lives of deferred charges. The estimated useful lives are as follows :

Commitment fees of long-term loans	Over each of the loan agreement period
Costs of long-term leases for base stations	Over each of the lease agreement period
Expenditures relating to the increase of power of electricity at base stations	Over the remaining period of the Agreement of operation period
Expenditures relating to the improvement project of mobile phone service network	5 years
Licence fees	10 years not exceeding the remaining period of the Agreement for operation

(l) Impairment

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

Goodwill and other intangible assets with indefinite useful lives, and intangible assets not yet available from use, are tested for impairment annually and as and when indicators of impairment are identified.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is recognised in the statement of income unless it reverses a previous revaluation credited to equity, in which case it is charged to equity.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the value of the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in the statement of income even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in the statement of income is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in the statement of income.

Calculation of recoverable amount

The recoverable amount of held-to-maturity securities and receivables carried at amortised cost is calculated as the present value of the estimated future cash flows discounted at the original effective interest rate. Receivables with a short duration are not discounted.

The recoverable amount of available-for-sale financial assets is calculated by reference to the faire value.

The recoverable amount of non-financial assets is the greater of the assets' net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment

An impairment loss in respect of a financial asset is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised. For financial assets carried at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in the statement of income. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

An impairment loss in respect of goodwill is not reversed. Impairment losses recognised in prior periods in respect of other non-financial assets are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(m) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction charges. Subsequent to initial recognition, interest-bearing liabilities are stated at amortised cost with any difference between cost and redemption value being recognised in the statement of income over the period of the borrowings on an effective interest basis.

(n) Trade and other accounts payable

Trade and other accounts payable are stated at cost.

(o) Employee benefits

Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the statement of income as incurred.

Warrant option

Warrant option represents the Company issued warrant for director and employee within the Group.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the warrant are exercised.

(p) Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(q) Revenue

Revenue excludes value added taxes and is arrived at after deduction of trade discounts.

Sale of goods and services rendered

Revenue is recognised in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there is continuing management involvement with the goods or there are

significant uncertainties regarding recovery of the consideration due, associated costs or the probable return of goods. Service income is recognised as services are provided. Revenue from mobile phone and call center services are recognised when services are rendered to customers. Revenue from rendering voice/data communications via telephone line network services is recognised when service is rendered.

Rental income

Rental income from rental equipment is recognised in the statement of income on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.

Interest and dividend income

Interest income is recognised in the statement of income as it accrues. Dividend income is recognised in the statement of income on the date of the Group's right to receive payments is established.

(r) Expenses

Operating leases

Payments made under operating leases are recognised in the statement of income on a straight-line basis over the term of the lease. Contingent rentals are charged to the statement of income for the accounting period in which they are incurred.

Finance costs

Interest expenses and similar costs are charged to the statement of income for the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to be prepared for its intended use or sale. The interest component of finance lease payments is recognised in the statement of income using the effective interest rate method.

Advertising cost

Advertising cost is expense in the financial period during which they are incurred.

(s) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the statement of income except to the extent that it relates to items recognised directly in equity.

Current tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date and applicable to the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax

Deferred tax is provided, using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not recognised for goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profit will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

4. Related party transactions and balances

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the enterprise, key management personnel, including directors and officers

of the company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

During the year, the Group has entered into a number of transactions with related parties, the terms of which are negotiated in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets.

Relationships with related parties that control or jointly control the Company or are being controlled or jointly controlled by the Company or have transactions with the Group were as follows :

Name of entities	Country of incorporation/ nationality	Nature of relationships
Subsidiaries	Thailand	More than 50% shareholding or being controlled
Shin Corporation and its related parties	Thailand, Lao and Cambodia	Major shareholder, 42.67% shareholding and some common directors
SingTel Strategic Investments Pte Ltd. and its related parties	Singapore	Major shareholder, 19.18% shareholding and some common directors
Other related parties	Thailand	Managing Director of Thanachart Group (NAT) is the Company's director

Significant transactions for the years ended 31 December 2008 and 2007 with related parties were as follows :

	Consolidated financial statements		Separate financial statements	
	2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Service income				
Subsidiaries	-	-	1,351	634
Shin Corporation and its related parties	163	191	19	31
Related party of SingTel Strategic Investments Pte Ltd.	651	774	637	775
	814	**965**	**2,007**	**1,440**
Sales of prepaid cards				
Subsidiaries	-	-	28,716	33,921
Interest income				
Subsidiaries	-	-	8	7
Other related	17	1	10	1
	17	**1**	**18**	**8**
Other income				
Subsidiaries	-	-	106	211
Shin Corporation and its related parties	9	5	1	1
	9	**5**	**107**	**212**

	Consolidated financial statements		Separate financial statements	
	2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 million Baht
Rental and other service expenses				
Subsidiaries	-	-	4,913	5,600
Shin Corporation and its related parties	322	309	291	269
SingTel Strategic Investments Pte Ltd. and its related parties	408	396	366	396
Other related	39	66	35	63
	769	**771**	**5,605**	**6,328**
Advertising expense - net*				
Related parties of Shin Corporation	**457**	**478**	**428**	**445**
Advertising expense - gross **				
Related parties of Shin Corporation	**1,153**	**1,067**	**1,077**	**1,002**

* Net balance represents fees charged on advertising production and the gross margin of media work at advertising agency.

** Gross balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross basis in the statements of income.

	Consolidated financial statements		Separate financial statements	
	2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Sale promotion expense				
Subsidiaries	-	-	155	287
Related parties of Shin Corporation	244	379	239	370
	244	**379**	**394**	**657**
Commission expense				
Subsidiary	**-**	**-**	**1,317**	**1,345**
Directors' remuneration	**13**	**10**	**13**	**10**
Interest expense				
Subsidiaries	-	-	272	333
Other related	3	2	3	2
	3	**2**	**275**	**335**
Dividend paid				
Shin Corporation	7,961	7,961	7,961	7,961
SingTel Strategic Investments Pte Ltd.	3,579	3,579	3,579	3,579
	11,540	**11,540**	**11,540**	**11,540**

Balances as at 31 December 2008 and 2007 with related parties were as follows :

	Consolidated financial statements		Separate financial statements	
	2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Trade accounts receivable				
Subsidiaries	-	-	5,283	4,571
Shin Corporation and it related parties	17	20	4	3
Related party of SingTel Strategic Investments Pte Ltd.	184	231	181	231
Total	**201**	**251**	**5,468**	**4,805**

	Consolidated financial statements		Separate financial statements	
	2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Amounts due from and loans to related parties				
Other receivables				
Subsidiaries	-	-	25	26
Shin Corporation and its related parties	-	1	-	-
	-	1	25	26
Short-term loans				
Subsidiaries	-	-	465	59
Total	**-**	**1**	**490**	**85**

As at 31 December 2008, short-term loans to subsidiaries represent promissory notes, bearing interest at the rate of 5.37% per annum (2007: 6.15% per annum). Repayment term is at call.

Movements during the years ended 31 December 2008 and 2007 of loans to related parties of the Company were as follows :

	Separate financial statements	
	2008 Million Baht	2007 Million Baht
Short-term loans to related parties		
Subsidiaries		
At 1 January	59	41
Increase	570	244
Decrease	(164)	(226)
At 31 December	**465**	**59**

	Consolidated financial statements		Separate financial statements	
	2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Trade accounts payable				
Subsidiaries	-	-	367	466
Related parties of Shin Corporation	22	12	18	15
Related party of SingTel Strategic Investments Pte Ltd.	76	72	69	72
Total	**98**	**84**	**454**	**553**
Amounts due to and loans from related parties				
Other payables				
Subsidiaries	-	-	451	367
Related parties of Shin Corporation	406	303	397	261
Related party of SingTel Strategic Investments Pte Ltd.	80	58	80	58
	486	361	928	686
Short-term loans				
Subsidiaries	-	-	5,500	12,700
Total	**486**	**361**	**6,428**	**13,386**

As at 31 December 2008, short-term loan from a subsidiary represents a promissory note, bearing effective interest at the rate of 2.45% per annum (2007: 3.08% per annum) with no faced repayment term.

Movements during the years ended 31 December 2008 and 2007 of loans from related parties of the Company were as follows :

	Separate financial statements	
	2008 Million Baht	2007 Million Baht
Short-term loans from related parties		
Subsidiaries		
At 1 January	12,700	4,200
Increase	8,400	9,500
Decrease	(15,600)	(1,000)
At 31 December	**5,500**	**12,700**

	Consolidated financial statements		Separate financial statements	
	2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Long-term debentures				
Director of the Company and its related parties	1	1	1	1

Significant agreements with related parties

The Group has entered into agreements with related parties and has commitment for payment according to a rate under the term and conditions stipulated in the agreements. The significant agreements with related parties are as follows :

1) The Company has entered into a consulting and management service agreement with a group of its subsidiaries. The Company will provide service in finance, legal, human resource and marketing consultancy and management and technical assistance to its subsidiaries. The agreement is valid for one year and is renewable on an annual basis. The contract parties have a right to terminate the agreement by giving advance notice to the counterparty of not less than 3 months.

2) The Company has entered into a national roaming agreement with a subsidiary for the purpose of rendering service to customers. The contract parties have a right to terminate the agreement by giving the counterparty a written notice of 6 months in advance.

3) The Company has entered into a site share agreement with some subsidiaries to provide site area including facilities for installation of telecommunication equipment. The contract parties have a right to terminate the agreement by giving advance written notice to the counterparty of not less than 60 days.

4) The Company and some subsidiaries have entered into a call center service agreement with a subsidiary. The subsidiary will provide service and required information including resolving problems requests from Group customers. The contract parties have a right to terminate the agreement by giving the counterparty a written notice for 30 days in advance.

5) The Company has entered into an agreement with some subsidiaries to provide payment service for goods/service purchase through electronic cash card and mobile phone. The contract parties have a right to terminate the agreement by giving advance written notice not less than 30 days.

6) The Company and some subsidiaries have entered into an international roaming service agreement with some related parties for service rendered to customers. The contract parties have a right to terminate the agreement by giving a written notice of 60 days in advance.

7) The Company has entered into a satellite transponder lease agreement with a related party by way of an advance payment lease fee for period 22 June 2006 to 21 June 2009.

8) The Group has entered into agreements with a related party to receive computer system maintenance services. The agreement is renewable on an annual basis. The contract parties have a right to terminate the agreement by giving a written advance notice of 3 months.

Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at no cost to the Company's directors.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are as follows :

Grant date	Warrants	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 26 August 2008 onward)	
	Million units			Price	Ratio
31 May 2004 (Grant III)	8.82	36.41	1:1	31.21	1:1.16663
31 May 2005 (Grant IV)	8.33	41.76	1:1	36.27	1:1.15134
31 July 2006 (Grant V)	6.99	37.68	1:1	33.76	1:1.11608

Movements in the number of SHIN's warrants are as follows :

	Million units
At 1 January 2008	26.00
Exercised	(0.58)
Cancelled	(22.97)
At 31 December 2008	**2.45**

For the year ended 31 December 2008, the company's directors exercised 0.58 million units of warrants to acquire 0.65 million ordinary shares of SHIN.

5. Cash and cash equivalents

	Consolidated financial statements		Separate financial statements	
	2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Cash on hand	10	20	8	8
Cash at bank – current accounts	278	591	89	122
Cash at bank – saving accounts	7,074	3,756	2,169	1,917
Highly liquid short-term investments	8,939	3,950	399	1,666
Total	**16,301**	**8,317**	**2,665**	**3,713**

As at 31 December 2008, the effective interest rate on cash and cash equivalents was 0.46% - 3.47% per annum (2007 : 0.13% - 6.88% per annum).

Specifically-used bank deposits

In order to comply with the Notification of the Bank of Thailand applicable to the electronic cash card business, the subsidiaries' deposits held at call with banks amounting to the subsidiaries' outstanding balance of advance from customers of Baht 1,315 million (2007 : Baht 1,495 million) the deposits cannot be used for other purposes apart from payment made to service providers.

6. Other investments

	Consolidated financial statements		Separate financial statements	
	2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Current investments				
Private fund	115	111	-	-
Fixed deposit at financial institutions with pledged	11	12	-	-
Fixed deposit at financial institutions	100	-	-	-
	226	**123**	**-**	**-**
Other long-term investments				
Other non marketable equity security	93	93	93	93
	93	**93**	**93**	**93**
Total	**319**	**216**	**93**	**93**

Current investments

As at 31 December 2008, private fund and fixed deposits with a financial institution bears interest at the effective rate of 3.92% and 3.85% per annum, respectively, (2007 : 4.38% and 1.25% per annum, respectively).

Other long-term investments

On 29 June and 30 October 2007, the Company invested in Bridge Mobile Pte Ltd., a joint investment of 10 mobile phone operators in Asia-Pacific region to provide international roaming service (incorporated in Singapore), of 2.20 million ordinary shares, totaling USD 2.70 million (Baht 92.76 million). Total shares invested represent 10.00% of its paid-up share capital.

7. Trade accounts receivable

	Note	Consolidated financial statements		Separate financial statements	
		2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Related parties	4	201	251	5,468	4,805
Other parties		3,838	3,604	2,517	2,216
Accrued income		2,194	4,643	2,093	4,569
		6,233	8,498	10,078	11,590
Less allowance for doubtful accounts		(443)	(444)	(399)	(413)
Total		**5,790**	**8,054**	**9,679**	**11,177**

Aging analyses for trade accounts receivable are as follows :

	Consolidated financial statements		Separate financial statements	
	2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Related parties				
Current - 3 months	198	251	5,143	4,452
Overdue 3 - 6 months	3	-	47	45
Overdue 6 - 12 months	-	-	96	93
Overdue over 12 months	-	-	182	215
	201	251	5,468	4,805
Less allowance for doubtful accounts	-	-	-	-
Net	**201**	**251**	**5,468**	**4,805**
Other parties				
Current - 3 months	5,752	7,997	4,406	6,571
Overdue 3 - 6 months	161	177	132	158
Overdue 6 - 12 months	65	45	62	45
Overdue over 12 months	54	28	10	11
	6,032	8,247	4,610	6,785
Less allowance for doubtful accounts	(443)	(444)	(399)	(413)
Net	**5,589**	**7,803**	**4,211**	**6,372**
Total	**5,790**	**8,054**	**9,679**	**11,177**

The normal credit term granted by the Group ranges from 14 days to 30 days.

8. Inventories

	Consolidated financial statements		Separate financial statements	
	2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Finished goods	1,568	1,148	-	-
Supplies and spare parts	14	13	-	-
Spare parts for mobile phone network maintenance	891	881	739	730
	2,473	2,042	739	730
Less allowance for obsolete and diminution in value of inventories	(880)	(806)	(644)	(593)
Total	**1,593**	**1,236**	**95**	**137**

9. Other current assets

	Consolidated financial statements		Separate financial statements	
	2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Prepaid expenses	1,364	1,479	1,350	1,464
Account receivables - Cash Card	599	600	-	-
Other receivables	376	376	49	74
Others	468	263	211	190
Total	**2,807**	**2,718**	**1,610**	**1,728**

10. Investments in subsidiaries

	Separate financial statements	
	2008 Million Baht	2007 Million Baht
At 1 January	19,457	19,856
Acquisitions	774	50
Disposal	(598)	-
Liquidation	(2)	-
Allowance for impairment	(8)	(449)
Reversal of allowance for impairment	600	-
At 31 December	**20,223**	**19,457**

On 22 June 2007, the Company invested in Wireless Device Supply Company Limited ("WDS") of 499,993 ordinary shares with a par value of Baht 100 per share, totalling Baht 50 million. Total shares invested represent 99.99% ownership.

On 23 January 2008, the Company purchased 9,000,000 ordinary shares in Advanced Mpay Co., Ltd., its subsidiary from NTT Docomo, Inc., at Baht 14 per share, totalling Baht 126 million. The subsidiary registered the change in its shareholder with the Ministry of Commerce on 24 January 2008. As a result, the Company's ownership changed from 69.99% to 99.99% upon the completion of the transaction.

	Million Baht
Selling price	126
Derived net realisable value	(92)
Positive goodwill	**34**

Book value of assets and liabilities from AMP, which was taken to approximate the fair value on 23 January 2008, is summarised as follows :

	Million Baht
Cash on hand and at banks	72
Short-term investment	123
Other current assets	12
Equipment, net	98
Intangible assets	54
Trade accounts payable	(7)
Amount due to related parties	(8)
Advanced receipt from customer	(30)
Accrued and other current liabilities	(9)
Net realisable value	**305**
Additional holding (%)	30
Net realisable value	**92**

On 21 April 2008, Super Broadband Network Company Limited ("SBN"), a subsidiary, registered the increase in the share capital from Baht 1 million (10,000 ordinary shares, Baht 100 par value) to Baht 300 million (3,000,000 ordinary shares, Baht 100 par value) with the Ministry of Commerce. The purpose of the capital increase is to fund the investment in transmission network. The Company paid for the increased shares by Baht 100 per share, totalling Baht 299 million and owns 99.99% of the issued share capital.

On 13 May 2008, Data Line Thai Company Limited ("DLT"), a subsidiary in which the Company owns 65.00% of its share capital registered its dissolution with the Business Development Department, the Ministry of Commerce, on 29 November 2007. DLT has completed the process of liquidation and is dissolved as a juristic entity.

On 30 May 2008, the Company sold its 51% equity share interest of Advanced Data Network Communications Co., Ltd. ("ADC"), to Digital Phone Co., Ltd. ("DPC"), a fellow subsidiary. The selling price is based on the ADC's book value as of 29 February 2008, totalling amount of Baht 199 million. Additionally, the Group has recorded loss on write-off of goodwill in ADC amount of Baht 15 million in the consolidated financial statement.

On 18 December 2008, Advanced Wireless Network Company Limited ("AWN"), a subsidiary, registered the increase in the share capital from Baht 1 million (10,000 ordinary shares, Baht 100 par value) to Baht 350 million (3,500,000 ordinary shares, Baht 100 par value) with the Ministry of Commerce. The purpose of the capital increase is for future investment. The Company paid for the increased shares by Baht 100 per share, totalling Baht 349 million and holds 99.99% of the issued share capital.

Investments in subsidiaries and indirect subsidiary as at 31 December 2008 and 2007, and dividend income from those investments for the years then ended were as follows :

	Separate financial statements											
	Ownership interest		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	%		Million Baht									
Subsidiaries												
Mobile from Advance Co., Ltd.	99.99	99.99	240	240	600	600	(335)	(335)	265	265	-	19
Advanced Datanetwork Communications Co., Ltd.	-	51.00	-	958	-	598	-	(598)	-	-	-	-
Datanetwork Solution Co., Ltd.	49.00	49.00	1	1	8	8	(8)	-	-	8	27	-
Advanced Contact Center Co., Ltd.	99.99	99.99	272	272	811	811	-	-	811	811	-	147
Digital Phone Co., Ltd.	98.55	98.55	14,622	14,622	23,300	23,300	(5,539)	(5,539)	17,761	17,761	-	2,450
Data Line Thai Co., Ltd.	-	65.00	-	15	-	2	-	(2)	-	-	-	-
Advanced Magic Card Co., Ltd.	99.99	99.99	250	250	250	250	-	-	250	250	-	262
Advanced Mpay Co., Ltd.	99.99	69.99	300	300	336	210	-	-	336	210	-	-
AIN GlobalComm Co., Ltd.	99.99	99.99	100	100	100	100	-	-	100	100	-	-
Advanced Wireless Network Co., Ltd.	99.99	99.93	350	1	350	1	-	-	350	1	-	-
Super Broadband Network Co., Ltd.	99.99	99.93	300	1	300	1	-	-	300	1	-	-
Wireless Device Supply Co., Ltd.	99.99	99.99	50	50	50	50	-	-	50	50	-	-
Total			**16,485**	**16,810**	**26,105**	**25,931**	**(5,882)**	**(6,474)**	**20,223**	**19,457**	**27**	**2,878**

11. Property, plant and equipment

	Consolidated financial statements								
	Land	Building and building improvement	Leasehold building improvement	Tools and equipment	Furniture, fixtures and office equipment	Communication equipment for rental	Vehicles	Assets under construction and installation	Total
	Million Baht								
Cost									
At 1 January 2007	1	464	750	24,173	1,855	25	247	435	27,950
Additions	-	30	80	3,184	343	11	45	412	4,105
Transfers	-	20	31	139	1	-	-	(348)	(157)
Disposals	-	(23)	-	(29)	(220)	(10)	(54)	-	(336)
At 31 December 2007 and 1 January 2008	**1**	**491**	**861**	**27,467**	**1,979**	**26**	**238**	**499**	**31,562**
Additions	-	13	49	1,661	328	3	45	542	2,641
Transfers	-	-	(2)	361	6	-	-	(125)	240
Disposals	-	-	(28)	(299)	(208)	(4)	(34)	-	(573)
At 31 December 2008	**1**	**504**	**880**	**29,190**	**2,105**	**25**	**249**	**916**	**33,870**
Accumulated depreciation									
At 1 January 2007	-	(166)	(427)	(17,966)	(1,453)	(16)	(124)	-	(20,152)
Depreciation charge for the year	-	(43)	(119)	(2,684)	(282)	(5)	(41)	-	(3,174)
Reversal of impairment charge	-	-	-	2	-	-	-	-	2
Disposals	-	23	-	23	219	10	48	-	323
At 31 December 2007 and 1 January 2008	**-**	**(186)**	**(546)**	**(20,625)**	**(1,516)**	**(11)**	**(117)**	**-**	**(23,001)**
Depreciation charge for the year	-	(44)	(116)	(2,498)	(323)	(5)	(43)	-	(3,029)
Impairment charge	-	(1)	-	-	-	-	-	-	(1)
Transfers	-	-	-	(71)	-	-	-	-	(71)
Disposals	-	-	18	119	204	4	30	-	375
At 31 December 2008	**-**	**(231)**	**(644)**	**(23,075)**	**(1,635)**	**(12)**	**(130)**	**-**	**(25,727)**
Net book value									
Owned assets	1	305	315	6,821	463	8	90	499	8,502
Assets under finance leases	-	-	-	21	-	7	31	-	59
Total at 31 December 2007	**1**	**305**	**315**	**6,842**	**463**	**15**	**121**	**499**	**8,561**
Owned assets	1	273	236	6,104	470	7	78	916	8,085
Assets under finance leases	-	-	-	11	-	6	41	-	58
Total at 31 December 2008	**1**	**273**	**236**	**6,115**	**470**	**13**	**119**	**916**	**8,143**

The gross amount of the Group's fully depreciated property, plant and equipment that was still in use as at 31 December 2008 amounted to Baht 1,676 million *(2007 : Baht 1,509 million).*

	Separate financial statements						
	Building and building improvement	Leasehold building improvement	Tools and equipment	Furniture, fixtures and office equipment	Vehicles	Assets under construction and installation	Total
	Million Baht						
Cost							
At 1 January 2007	355	720	23,474	1,294	226	375	26,444
Additions	26	68	3,110	327	42	163	3,736
Transfers	21	30	132	3	-	(283)	(97)
Disposals	-	-	(12)	(191)	(48)	-	(251)
At 31 December 2007 and 1 January 2008	**402**	**818**	**26,704**	**1,433**	**220**	**255**	**29,832**
Additions	8	34	1,260	306	43	101	1,752
Transfers	-	-	352	1	-	(152)	201
Disposals	-	-	(294)	(179)	(35)	-	(508)
At 31 December 2008	**410**	**852**	**28,022**	**1,561**	**228**	**204**	**31,277**
Accumulated depreciation							
At 1 January 2007	(139)	(418)	(17,781)	(970)	(114)	-	(19,422)
Depreciation charge for the year	(36)	(112)	(2,588)	(259)	(38)	-	(3,033)
Reversal of impairment charge	-	-	2	-	-	-	2
Disposals	-	-	7	190	43	-	240
At 31 December 2007 and 1 January 2008	**(175)**	**(530)**	**(20,360)**	**(1,039)**	**(109)**	**-**	**(22,213)**
Depreciation charge for the year	(38)	(109)	(2,378)	(294)	(39)	-	(2,858)
Transfers	-	-	(70)	-	-	-	(70)
Disposals	-	-	112	172	28	-	312
At 31 December 2008	**(213)**	**(639)**	**(22,696)**	**(1,161)**	**(120)**	**-**	**(24,829)**
Net book value							
Owned assets	227	288	6,329	394	85	255	7,578
Assets under finance leases	-	-	15	-	26	-	41
Total at 31 December 2007	**227**	**288**	**6,344**	**394**	**111**	**255**	**7,619**
Owned assets	197	213	5,320	400	72	204	6,406
Assets under finance leases	-	-	6	-	36	-	42
Total at 31 December	**197**	**213**	**5,326**	**400**	**108**	**204**	**6,448**

The gross amount of the Company's fully depreciated property, plant and equipment that was still in use as at 31 December 2008 amounted to Baht 1,118 million *(2007 : Baht 997 million)*.

12. Assets under the Agreements for operation

	Consolidated financial statements				
	Cost of mobile phone networks	Cost of datanet tools and equipment	Advance payment and assets under construction of mobile phone networks	Advance payment and assets under construction of datanet tools and equipment	Total
	Million Baht				
Cost					
At 1 January 2007	155,750	1,491	7,837	15	165,093
Additions	16,222	-	(5,369)	32	10,885
Transfers	-	45	-	(45)	-
At 31 December 2007 and 1 January 2008	**171,972**	**1,536**	**2,468**	**2**	**175,978**
Additions	10,813	3	(1,111)	-	9,705
Transfers	(238)	(1)	-	(2)	(241)
Disposals	(1,293)	-	-	-	(1,293)
At 31 December 2008	**181,254**	**1,538**	**1,357**	**-**	**184,149**
Accumulated amortisation					
At 1 January 2007	(82,959)	(1,038)	-	-	(83,997)
Amortisation charge for the year	(13,417)	(104)	-	-	(13,521)
Reversal of impairment charge	67	-	-	-	67
At 31 December 2007 and 1 January 2008	**(96,309)**	**(1,142)**	**-**	**-**	**(97,451)**
Amortisation charge for the year	(14,911)	(102)	-	-	(15,013)
Transfers	71	-	-	-	71
Disposals	1,289	-	-	-	1,289
At 31 December 2008	**(109,860)**	**(1,244)**	**-**	**-**	**(111,104)**
Net book value					
At 31 December 2007	**75,663**	**394**	**2,468**	**2**	**78,527**
At 31 December 2008	**71,394**	**294**	**1,357**	**-**	**73,045**

The gross amount of the Group's fully amortised assets under the Agreements for operation that was still in use as at 31 December 2008 amounted to Baht 21,190 million *(2007 : Baht 19,633 million)*.

	Separate financial statements		
	Cost of mobile phone networks	Advance payment and assets under construction of mobile phone networks	Total
		Million Baht	
Cost			
At 1 January 2007	141,261	7,837	149,098
Additions	16,222	(5,369)	10,853
At 31 December 2007 and 1 January 2008	**157,483**	**2,468**	**159,951**
Additions	10,650	(1,111)	9,539
Transfers	(238)	-	(238)
Disposals	(1)	-	(1)
At 31 December 2008	**167,894**	**1,357**	**169,251**
Accumulated amortisation			
At 1 January 2007	(74,335)	-	(74,335)
Amortisation charge for the year	(12,222)	-	(12,222)
Reversal of impairment charge	51	-	51
At 31 December 2007 and 1 January 2008	**(86,506)**	**-**	**(86,506)**
Amortisation charge for the year	(13,731)	-	(13,731)
Transfers	71	-	71
At 31 December 2008	**(100,166)**	**-**	**(100,166)**
Net book value			
At 31 December 2007	**70,977**	**2,468**	**73,445**
At 31 December 2008	**67,728**	**1,357**	**69,085**

The gross amount of the Company's fully amortised assets under the Agreement for operation that was still in use as at 31 December 2008 amounted to Baht 18,962 million *(2007 : Baht 16,576 million)*.

13. Intangible assets

	Consolidated financial statements			
	Goodwill	Operation right	Software licences	Total
	Million Baht			
Cost				
At 1 January 2007	14,399	6,993	3,503	24,895
Additions	-	-	299	299
Transfers	-	-	157	157
At 31 December 2007 and 1 January 2008	**14,399**	**6,993**	**3,959**	**25,351**
Additions	35	-	241	276
Transfers	-	-	39	39
Disposals	(82)	-	-	(82)
At 31 December 2008	**14,352**	**6,993**	**4,239**	**25,584**
Accumulated amortisation				
At 1 January 2007	(6,562)	(3,942)	(2,194)	(12,698)
Amortisation charge for the year	(1,167)	(455)	(438)	(2,060)
At 31 December 2007 and 1 January 2008	**(7,729)**	**(4,397)**	**(2,632)**	**(14,758)**
Amortisation charge for the year	-	(455)	(347)	(802)
Impairment charge	(3,553)	-	-	(3,553)
Disposals	67	-	-	67
At 31 December 2008	**(11,215)**	**(4,852)**	**(2,979)**	**(19,046)**
Net book value				
At 31 December 2007	**6,670**	**2,596**	**1,327**	**10,593**
At 31 December 2008	**3,137**	**2,141**	**1,260**	**6,538**

The Group reviewed the carrying amount of goodwill in respect of the Digital PCN 1800 Mobile phone system operation by comparing net book value as at 31 December 2008 with the recoverable net present value of future cash generation assuming that the Agreement for operation is expires on 15 September 2013 based on value-in-use calculation.

The result of the review, the Group recorded a loss from goodwill impairment of Baht 3,553 million in the statement income of consolidated financial statement.

	Separate financial statements
	Software licences Million Baht
Cost	
At 1 January 2007	3,418
Additions	264
Transfers	96
At 31 December 2007 and 1 January 2008	**3,778**
Additions	186
Transfers	36
At 31 December 2008	**4,000**
Accumulated amortisation	
At 1 January 2007	(2,184)
Amortisation charge for the year	(421)
At 31 December 2007 and 1 January 2008	**(2,605)**
Amortisation charge for the year	(326)
At 31 December 2008	**(2,931)**
Net book value	
At 31 December 2007	**1,173**
At 31 December 2008	**1,069**

14. Deferred tax

Deferred tax assets and liabilities determined after appropriate offsetting are included in the balance sheets as follows :

	Consolidated financial statements		Separate financial statements	
	2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Deferred tax assets	10,424	10,432	9,496	9,462
Deferred tax liabilities	(349)	(401)	(292)	(334)
Net	**10,075**	**10,031**	**9,204**	**9,128**

Movements in deferred tax assets and liabilities during the year were as follows :

	Consolidated financial statements			
		Charged / (credited) to :		
	At 1 January 2008 Million Baht	Statement of income (note 28) Million Baht	Shareholders' equity Million Baht	At 31 December 2008 Million Baht
Deferred tax assets				
Accounts receivable (doubtful accounts)	129	(2)	-	127
Inventories (provision for decline in value)	242	26	-	268
Assets under the Agreement for operation (amortisation difference)	8,652	112	-	8,764
Unearned income – mobile phone service (income recognised difference)	1,331	(151)	-	1,180
Others	78	7	-	85
Total	**10,432**	**(8)**	**-**	**10,424**
Deferred tax liabilities				
Prepaid expense under the Agreement for operation and excise tax (expense recognised difference)	(302)	34	-	(268)
Accelerated tax (amortisation difference)	(67)	10	-	(57)
Others	(32)	8	-	(24)
Total	**(401)**	**52**	**-**	**(349)**
Net	**10,031**	**44**	**-**	**10,075**

	Consolidated financial statements			
		Charged / (credited) to :		
	At 1 January 2007 Million Baht	Statement of income (note 28) Million Baht	Shareholders' equity Million Baht	At 31 December 2007 Million Baht
Deferred tax assets				
Accounts receivable (doubtful accounts)	122	7	-	129
Inventories (provision for decline in value)	242	-	-	242
Assets under the Agreement for operation (amortisation difference)	8,520	132	-	8,652
Unearned income – mobile phone service (income recognised difference)	1,221	110	-	1,331
Others	47	31	-	78
Total	**10,152**	**280**	**-**	**10,432**
Deferred tax liabilities				
Prepaid expense under the Agreement for operation and excise tax (expense recognised difference)	(280)	(22)	-	(302)
Accelerated tax (amortisation difference)	(79)	12	-	(67)
Others	(31)	(1)	-	(32)
Total	**(390)**	**(11)**	**-**	**(401)**
Net	**9,762**	**269**	**-**	**10,031**

	Separate financial statements			
		Charged / (credited) to :		
	At 1 January 2008 Million Baht	Statement of income (note 28) Million Baht	Shareholders' equity Million Baht	At 31 December 2008 Million Baht
Deferred tax assets				
Accounts receivable (doubtful accounts)	120	(3)	-	117
Inventories (provision for decline in value)	178	18	-	196
Assets under the Agreement for operation (amortisation difference)	7,764	163	-	7,927
Unearned income – mobile phone service (income recognised difference)	1,331	(151)	-	1,180
Others	69	7	-	76
Total	**9,462**	**34**	**-**	**9,496**
Deferred tax liabilities				
Prepaid expense under the Agreement for operation and excise tax (expense recognised difference)	(302)	34	-	(268)
Others	(32)	8	-	(24)
Total	**(334)**	**42**	**-**	**(292)**
Net	**9,128**	**76**	**-**	**9,204**

	Separate financial statements			
		Charged / (credited) to :		
	At 1 January 2007 Million Baht	Statement of income (note 28) Million Baht	Shareholders' equity Million Baht	At 31 December 2007 Million Baht
Deferred tax assets				
Accounts receivable (doubtful accounts)	108	12	-	120
Inventories (provision for decline in value)	174	4	-	178
Assets under the Agreement for operation (amortisation difference)	7,580	184	-	7,764
Unearned income – mobile phone service (income recognised difference)	1,221	110	-	1,331
Others	41	28	-	69
Total	**9,124**	**338**	**-**	**9,462**
Deferred tax liabilities				
Prepaid expense under the Agreement for operation and excise tax (expense recognised difference)	(280)	(22)	-	(302)
Others	(31)	(1)	-	(32)
Total	**(311)**	**(23)**	**-**	**(334)**
Net	**8,813**	**315**	**-**	**9,128**

15. Other non-current assets

	Consolidated financial statements		Separate financial statements	
	2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Deferred charges, net	434	298	420	280
Others	310	253	240	165
Total	**744**	**551**	**660**	**445**

16. Interest-bearing borrowings

	Consolidated financial statements		Separate financial statements	
	2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Current				
Short-term loan from a financial institution	-	3,492	-	3,492
Current portion of long-term borrowings, net	397	28	397	28
Current portion of long-term debentures, net	6,621	1,494	6,621	1,494
Current portion of finance lease liabilities	19	23	15	13
	7,037	5,037	7,033	5,027
Non-current				
Long-term borrowings, net	17,744	10,270	17,744	10,270
Long-term debentures, net	11,989	14,618	11,989	14,618
Finance lease liabilities	42	41	34	33
	29,775	24,929	29,767	24,921
Total	**36,812**	**29,966**	**36,800**	**29,948**

The periods to maturity of interest-bearing borrowings, excluding finance lease liabilities, as at 31 December were as follows :

	Consolidated financial statements		Separate financial statements	
	2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Within one year	7,018	5,014	7,018	5,014
After one year but within five years	25,492	20,008	25,492	20,008
After five years	4,241	4,880	4,241	4,880
Total	**36,751**	**29,902**	**36,751**	**29,902**

Long-term borrowings

During year 2008, the Company had made additional draw down under an export credit agency (ECA) loan of USD 147.80 million. The ECA loan bears interest at USD LIBOR plus a margin as agreed by the Company and the financial institutions.

The details of long-term borrowings are summarised as follows :

Issue date	Amount (Million)	Interest rate (per annum)	Term of interest payment	Principal payment term
20 November 2006	JPY 30,568.20	JPY LIBOR plus margin 0.22%	Semi-annual	Entirely redeemed on 20 November 2011
3 December 2007	USD 16.74	LIBOR plus margin 0.29%	Semi-annual	Entirely redeemed on 9 November 2014
12 December 2007	USD 14.28	LIBOR plus margin 0.15%	Semi-annual	20 equal installments commencing on 30 November 2008 until 31 May 2018
12 December 2007	USD 2.52	LIBOR plus margin 0.55%	Semi-annual	20 equal installments commencing on 30 November 2008 until 31 May 2018
30 July 2008	USD 30.71	LIBOR plus margin 0.29%	Semi-annual	Entirely redeemed on 9 November 2014
30 July 2008	USD 52.01	LIBOR plus margin 0.15%	Semi-annual	20 equal installments commencing on 30 November 2008 until 31 May 2018
30 July 2008	USD 9.18	LIBOR plus margin 0.55%	Semi-annual	20 equal installments commencing on 30 November 2008 until 31 May 2018
10 November 2008	USD 18.42	LIBOR plus margin 0.29%	Semi-annual	Entirely redeemed on 9 November 2014
23 December 2008	USD 4.13	LIBOR plus margin 0.29%	Semi-annual	Entirely redeemed on 9 November 2014
23 December 2008	USD 28.35	LIBOR plus margin 0.15%	Semi-annual	19 equal installments commencing on 30 November 2008 until 31 May 2018
23 December 2008	USD 5.00	LIBOR plus margin 0.55%	Semi-annual	19 equal installments commencing on 30 November 2008 until 31 May 2018

Long-term debentures

As at 31 December 2008 and 2007, long-term debentures represent unsubordinated and unsecured debentures with a par value of Baht 1,000 each and are detailed as follows :

Issue date	No. of Unit Million	Amount Million Baht	Interest rate (per annum)	Term of interest payment	Principal payment term	2008 Million Baht	2007 Million Baht
21 March 2002	2.50	2,500	6.25%	Semi-annual	Entirely redeemed on 21 March 2009*	2,450	2,450
21 March 2002	4.50	4,500	Average of highest 6 months of fixed deposit plus margin 2.10%	Semi-annual	6 equal installments commencing in the fifty-four month after the issuing date until 21 March 2009	750	2,250
7 September 2006	3.43	3,427	5.80%	Semi-annual	Entirely redeemed on 7 September 2009	3,427	3,427
7 September 2006	4.00	4,000	5.90%	Semi-annual	Entirely redeemed on 7 September 2011	4,000	4,000
7 September 2006	4.00	4,000	6.00%	Semi-annual	Entirely redeemed on 7 September 2013	4,000	4,000
30 April 2008	4.00	4,000	4.00% for the first two year and 4.90% for the last three years	Quarterly	Entirely redeemed on 30 April 2013	4,000	-
Total debentures						18,627	16,127
Less bond issuing cost balance at 31 December						(17)	(15)
Net						**18,610**	**16,112**

* On 18 November 2003, the Company partly redeemed 50,000 units of Baht 1,000 each of debentures which were issued on 21 March 2002 bearing interest at a fixed rate of 6.25% per annum amounting to Baht 50 million. The premium cost of early redemption of these debentures amounting to Baht 4.11 million was charged to the 2003 statement of income.

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

On 30 April 2008, the Company issued 4 million units of Baht 1,000 each of unsubordinated and unsecured debentures, amounting to Baht 4,000 million. Such debentures bear interest at fixed rate of 4.00% p.a. for the first two years and 4.90% p.a. for the last three years, payable on a quarterly basis commencing from the issuing date. These debentures will be entirely redeemed on 30 April 2013.

The carrying amounts and fair values of long-term debentures (gross of issue costs) as at 31 December are as follows :

	Consolidated and separate financial statements			
	Carrying amount		Fair values	
	2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Long-term debentures	**18,627**	**16,127**	**19,207**	**16,463**

Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Market Association at the close of the business on the balance sheet date.

As at 31 December 2008, the Company had unutilised credit facilities totalling USD 29 million *(2007 : USD 177 million).*

Movement during the years ended 31 December of borrowing was as follows :

	Consolidated financial statements		Separate financial statements	
	2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
At 1 January	29,966	33,011	29,948	33,000
Additions	9,040	8,528	9,036	8,517
Repayments	(5,161)	(11,523)	(5,151)	(11,519)
Unrealised loss (gain) on foreign exchange	2,952	(184)	2,952	(184)
Amortisation of bond issuing cost	7	9	7	9
Amortisation of discounted bill of exchange	8	125	8	125
At 31 December	**36,812**	**29,966**	**36,800**	**29,948**

The effective weighted interest rates at the balance sheet date were as follows :

	Consolidated financial statements		Separate financial statements	
	2008 % per annum	2007 % per annum	2008 % per annum	2007 % per annum
Short-term borrowings	-	3.98	-	3.98
Long-term borrowings	4.63	5.07	4.63	5.07
Long-term debentures	5.50	5.74	5.50	5.74
Finance lease liabilities	10.20	9.23	10.21	9.03

17. Trade accounts payable

	Note	Consolidated financial statements		Separate financial statements	
		2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Related parties	4	98	84	454	553
Other parties		4,165	4,134	3,210	3,362
Total		**4,263**	**4,218**	**3,664**	**3,915**

18. Other current liabilities

	Consolidated financial statements		Separate financial statements	
	2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Accrued bonus	777	467	686	410
Accrued interest expense	373	343	373	343
Accrued commission	109	114	101	107
Value added tax payable	-	158	223	284
Other payables	1,020	644	892	529
Withholding tax payable	173	104	171	102
Others	651	621	460	437
Total	**3,103**	**2,451**	**2,906**	**2,212**

19. Operation right payable

Pursuant to Total Access Communication Public Company Limited ("DTAC") submitted the disputes to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding Digital Phone Company Limited ("DPC"), a subsidiary, to pay principal and interest according to the Agreement to Unwind the Service Provider Agreement ("Unwind Agreement") for the assignment of the rights to operate the Digital PCN (PERSONAL COMMUNICATION NETWORK) 1800, the facilities and equipment, the roaming fee plus interest charge at 9.50% per annum on the overdue payment since the dispute submission date until the full payment is made as details below;

1) Case No. Black-36/2546 dated 30 June 2003 for USD 18 million being the fifth installment under Unwind Agreement.

2) Case No. Black-62/2546 dated 28 October 2003 for USD 19 million being the sixth installment under Unwind Agreement ; and

3) Case No. Black-55/2549 dated 5 July 2006 for USD 87 million being the seventh and eighth installment under Unwind Agreement.

On 25 March 2008, the Arbitral had a ruling of Arbitral disputes No. Black-62/2546 and 55/2549 that DPC should pay DTAC for the total amount of USD 85 million, compared to the total claimed amount of USD 106 million. Moreover, the Arbitral ruling ordered an interest rate of 9.50% per annum from the due date until the date of full payment.

On 30 May 2008, DPC and DTAC reached agreement to settle and surrender all above cases and claims and terminate the Unwind Agreement as well as waive all their respect rights and release each other from any current and future obligations under the Unwind Agreement including any obligation under the Awards of the cases No. 62/2546 and 55/2549 and DTAC has withdrawn the Case No. Black-36/2546 on June 3, 2008 whereby DPC has agreed to pay payable under the Unwind Agreement previously recorded at Baht 4,739 million to DTAC for the amount of Baht 3,000 million. Difference amount from actual paid of Baht 1,739 million was recognised as other income in the separate financial statements of DPC and consolidated financial statements of the Company.

20. Share capital

		2008		2007	
	Par Value (In Baht)	Number	Baht	Number	Baht
		Million share / Million Bath			
Authorised					
At 1 January					
- ordinary shares	1	4,997	4,997	4,997	4,997
At 31 December					
- ordinary shares	**1**	**4,997**	**4,997**	**4,997**	**4,997**
Issued and fully paid					
At 1 January					
- ordinary shares	1	2,958	2,954	2,954	2,954
Increase of new shares	1	4	4	4	4
At 31 December					
- ordinary shares	**1**	**2,962**	**2,958**	**2,958**	**2,958**

During the year ended 31 December 2008, the Company registered the increase in share capital with the Ministry of Commerce for 3.62 million ordinary shares from the exercise of 3.26 million warrants, 0.19 million warrants of which were exercised during the quarter ended 31 December 2007. The capital increase results in an increase in paid-up share capital and share premium of Baht 4 million and Baht 294 million, respectively.

21. Warrants

Warrants granted to directors and employees

The Company granted warrants at no cost to directors and employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years. Details of warrants are as follows :

Grant date	30 May 2003 (Grant II)	31 May 2004 (Grant III)	31 May 2005 (Grant IV)	31 May 2006 (Grant V)
Warrants (Million units)	8.47	9.00	9.69	10.14
Exercise price per unit	43.38	91.79	106.66	91.46
Exercise ratio	1 : 1	1 : 1	1 : 1	1 : 1
Eighth adjustment to exercise price per unit and ratio (effective from 30 March 2007 onwards)				
- Price	39.13	83.84	98.67	87.33
- Ratio	1 : 1.10857	1 : 1.09477	1 : 1.08103	1 : 1.04738
Ninth adjustment to exercise price per unit and ratio (effective from 24 August 2007 onwards)				
- Price	38.32	82.11	96.63	85.52
- Ratio	1 : 1.13197	1 : 1.11788	1 : 1.10385	1 : 1.06949
Tenth adjustment to exercise price per unit and ratio (effective from 16 April 2008 onwards)				
- Price	37.61	80.57	94.82	83.92
- Ratio	1 : 1.15356	1 : 1.13920	1 : 1.12490	1 : 1.08989
Eleventh adjustment to exercise price per unit and ratio (effective from 22 August 2008 onwards)				
- Price	-	79.65	93.73	82.96
- Ratio	-	1 : 1.15247	1 : 1.13801	1 : 1.10259

Eighth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 23 February 2007, the Board passed a resolution to approve the eighth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 40.35 per unit to Baht 39.13 per unit, from Baht 86.45 per unit to Baht 83.84 per unit, from Baht 101.74 per unit to Baht 98.67 per unit and from Baht 90.05 per unit to Baht 87.33 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.07512 to 1 : 1.10857 for grant II, from 1 : 1.06173 to 1 : 1.09477 for grant III, from 1 : 1.04841 to 1 : 1.08103 for grant IV and from 1 : 1.01577 to 1 : 1.04738 for grant V. The new exercise price and exercise ratio were effective from 30 March 2007 onwards.

Ninth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 14 August 2007, the Board passed a resolution to approve the ninth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 39.13 per unit to Baht 38.32 per unit, from Baht 83.84 per unit to Baht 82.11 per unit, from Baht 98.67 per unit to Baht 96.63 per unit and from Baht 87.33 per unit to Baht 85.52 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.10857 to 1 : 1.13197 for grant II, from 1 : 1.09477 to 1 : 1.11788 for grant III, from 1 : 1.08103 to 1 : 1.10385 for grant IV and from 1 : 1.04738 to 1 : 1.06949 for grant V. The new exercise price and exercise ratio were effective from 24 August 2007 onwards.

Tenth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 10 April 2008, the shareholders passed a resolution to approve the tenth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 38.32 per unit to Baht 37.61 per unit, from Baht 82.11 per unit to Baht 80.57 per unit, from Baht 96.63 per unit to Baht 94.82 per unit and from Baht 85.52 per unit to Baht 83.92 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.13197 to 1 : 1.15356 for grant II, from 1 : 1.11788 to 1 : 1.13920 for grant III, from 1 : 1.10385 to 1 : 1.12490 for grant IV and from 1 : 1.06949 to 1 : 1.08989 for grant V. The new exercise price and exercise ratio were effective from 16 April 2008 onwards.

Eleventh adjustment to exercise price and exercise ratio of warrant grant III, grant IV and grant V

At the Board of Directors' meeting held on 13 August 2008, the shareholders passed a resolution to approve the eleventh adjustment of the exercise price of warrants grant III, grant IV and grant V from Baht 80.57 per unit to Baht 79.65 per unit, from Baht 94.82 per unit to Baht 93.73 per unit and from Baht 83.92 per unit to Baht 82.96 per unit, respectively.

In addition, the exercise ratio was approved to be changed from 1 : 1.13920 to 1 : 1.15247 for grant III, from 1 : 1.12490 to 1 : 1.13801 for grant IV and from 1 : 1.08989 to 1 : 1.10259 for grant V. The new exercise price and exercise ratio were effective from 22 August 2008 onwards.

Movements in the number of warrants outstanding are as follows :

	Directors	Employees	Total
		Million units	
At 1 January 2007	6.88	23.52	30.40
Exercised	(0.41)	(3.65)	(4.06)
At 31 December 2007 and 1 January 2008	**6.47**	**19.87**	**26.34**
Exercised	(0.33)	(2.73)	(3.06)
Cancelled	-	(0.31)	(0.31)
At 31 December 2008	**6.14**	**16.83**	**22.97**

Exercised warrants

During the year ended 31 December 2008, warrant 0.33 million units and 2.73 million units were exercised by the Company's directors and employees, respectively, *(2007 : 0.41 million units and 3.65 million units, respectively)*. The exercises of 3.06 million warrants during the year ended 31 December 2008 (2007: 3.87 million warrants), increased paid-up share capital and premium on share capital by Baht 4 million and Baht 294 million, respectively *(2007 : Baht 4 million and Baht 272 million, respectively)*.

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders

22. Reserves

Share premium

Section 51 of the Public Companies Act B.E. 2535 requires companies to set aside share subscription monies received in excess of the par value of the shares issued to a reserve account ("share premium"). Share premium is not available for dividend distribution.

Legal reserve

Section 116 of the Public Companies Act B.E. 2535 requires that a company shall allocate not less than 5% of its annual net profit, less any accumulated losses brought forward, to a reserve account ("legal reserve"), until this account reaches an amount not less than 10% of the registered authorised capital. The legal reserve is not available for dividend distribution.

23. Segment information

Segment information is presented in respect of the Group's business and geographic segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Business segments

The Group comprises the following main business segments:

Segment 1 Mobile phone and call center services

Segment 2 Mobile phone sales

Segment 3 Datanet and broadband services

Geographic segments

Management considers that the Group operates in a single geographic area, namely in Thailand, and has, therefore, only one major geographic segment.

Business segment results

	Consolidated financial statements For the years ended 31 December							
	Mobile phone and call center services		Mobile phone sales		Datanet and broadband services		Group	
	2008	2007	2008	2007	2008	2007	2008	2007
	Million Baht							
Revenues from services and equipment rentals	98,713	93,894	53	76	820	840	99,586	94,810
Revenue from sales	-	-	11,205	13,643	-	1	11,205	13,644
Other operating income	2,452	642	46	19	67	1	2,565	662
Total revenues	**101,165**	**94,536**	**11,304**	**13,738**	**887**	**842**	**113,356**	**109,116**
Cost of sales, services and equipment rentals	(60,944)	(57,199)	(10,576)	(12,981)	(519)	(577)	(72,039)	(70,757)
Selling and administrative expenses	(14,047)	(12,193)	(579)	(389)	(221)	(252)	(14,847)	(12,834)
Total expenses	**(74,991)**	**(69,392)**	**(11,155)**	**(13,370)**	**(740)**	**(829)**	**(86,886)**	**(83,591)**
Profit before interest and income tax expenses	**26,174**	**25,144**	**149**	**368**	**147**	**13**	**26,470**	**25,525**
Operating expenses:								
Interest expense	(1,625)	(1,720)	-	-	-	(1)	(1,625)	(1,721)
Tax expense	(8,189)	(7,432)	(192)	(130)	-	-	(8,381)	(7,562)
Profit (loss) for the year	**16,360**	**15,992**	**(43)**	**238**	**147**	**12**	**16,464**	**16,242**
Current assets	21,029	16,179	5,600	4,142	329	265	26,958	20,586
Non-current assets	99,416	107,227	164	130	1,543	999	101,123	108,356
Total assets	**120,445**	**123,406**	**5,764**	**4,272**	**1,872**	**1,264**	**128,081**	**128,942**
Current liabilities	24,199	27,488	366	319	295	350	24,860	28,157
Non-current liabilities	29,769	25,306	-	-	17	18	29,786	25,324
Total liabilities	**53,968**	**52,794**	**366**	**319**	**312**	**368**	**54,646**	**53,481**
Capital expenditure	11,580	14,719	21	121	745	150	12,346	14,990
Depreciation	2,908	3,082	17	5	104	87	3,029	3,174
Amortsation	15,809	15,666	3	1	115	125	15,927	15,792
Gain (loss) on disposal of assets	58	(14)	-	-	12	-	70	(14)

24. Other income

	Note	Consolidated financial statements		Separate financial statements	
		2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Interest income		404	376	140	159
Bad debt recovery		149	134	144	125
Management income		-	-	94	185
Income from settlement of a operation right payable	19	1,739	-	-	-
Others		273	152	181	131
Total		**2,565**	**662**	**559**	**600**

25. Operating profit

The following expenditure items, classified by nature, have been charged in arriving at operating profit :

	Consolidated financial statements		Separate financial statements	
	2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Depreciation on plant and equipment (Note 11)	3,029	3,174	2,858	3,033
Amortisation of assets under Agreement for operation (Note 12)	15,013	13,521	13,731	12,222
Amortisation of intangible assets (Note 13)	801	2,060	326	421
Amortisation of other assets (Note 15)	86	78	64	50
Loss on obsolete spare parts for mobile phone network maintenance	51	14	51	14
Doubtful accounts and bad debts	530	1,347	550	1,346
Marketing expenses	3,252	3,535	3,085	3,458
Staff costs	4,710	3,956	3,467	2,879

26 Provident Fund

The defined contribution plans comprise provident funds established by the Group for its employees. Membership to the funds is on a voluntary basis. Contributions are made monthly by the employees at rates ranging from 3% to 7% of their basic salaries and by the Group at rates ranging from 3% to 7% of the employees' basic salaries. The provident funds are registered with the Ministry of Finance as juristic entities and are managed by a licensed Fund Manager.

27. Interest expense

	Note	Consolidated financial statements 2008 Million Baht	Consolidated financial statements 2007 Million Baht	Separate financial statements 2008 Million Baht	Separate financial statements 2007 Million Baht
Interest paid and payable to :					
Related parties	4	3	2	275	335
Financial institutions		1,622	1,719	1,622	1,715
Total		**1,625**	**1,721**	**1,897**	**2,050**

28. Income tax expense

	Note	Consolidated financial statements 2008 Million Baht	Consolidated financial statements 2007 Million Baht	Separate financial statements 2008 Million Baht	Separate financial statements 2007 Million Baht
Current tax expense					
Current year		8,458	7,831	6,795	6,628
Over provided in prior years		(33)	-	(21)	(4)
		8,425	7,831	6,774	6,624
Deferred tax expense	14				
Movements in temporary differences		(44)	(269)	(76)	(315)
		(44)	(269)	(76)	(315)
Total		**8,381**	**7,562**	**6,698**	**6,309**

Reconciliation of effective tax rate

	Consolidated financial statements 2008 Rate (%)	2008 Million Baht	2007 Rate (%)	2007 Million Baht
Profit before tax		24,846		23,804
Income tax using the Thai corporation tax rate	30	7,454	30	7,141
Income tax reduction		(15)		-
Adjustment for tax purpose		(147)		211
Effect from elimination with subsidiaries		1,117		210
Utilisation of previously unrecognised tax losses		(28)		-
Total	**34**	**8,381**	**32**	**7,562**

	Separate financial statements			
	2008		2007	
	Rate (%)	Million Baht	Rate (%)	Million Baht
Profit before tax		22,944		23,416
Income tax using the Thai corporation tax rate	30	6,883	30	7,025
Income tax reduction		(15)		-
Dividend income not subject to tax		(8)		(863)
Adjustment for tax purpose		(162)		147
Total	**29**	**6,698**	**27**	**6,309**

Royal Decree No. 387 B.E. 2544 dated 5 September 2001 grants companies listed on the Stock Exchange of Thailand a reduction in the corporate income tax rate from 30% to 25% for taxable profit not exceeding Baht 300 million for the five consecutive accounting periods beginning on or after enactment. Listed companies that received income tax reduction under this Royal Decree are also eligible to continue the period of tax reduction under Royal Decree No. 475 but not beyond the 2010 accounting period ending on or after 31 December 2010.

Royal Decree No. 475 B.E. 2551 dated 6 August 2008 grants companies listed on the Stock Exchange of Thailand a reduction in the corporate income tax rate from 30% to 25% for taxable profit not exceeding Baht 300 million for the three consecutive accounting periods beginning on or after 1 January 2008.

29. Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the years ended 31 December 2008 and 2007 were based on the profit for the years attributable to equity holders of the Company and the weighted average number of shares outstanding during the years as follows :

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	Million Baht / Million share			
Profit attributable to equity holders of the Company (basic)	**16,409**	**16,290**	**16,246**	**17,107**
Number of ordinary shares outstanding at 1 January	2,958	2,953	2,958	2,953
Effect of shares issued during January to August	3	3	3	3
Weighted average number of ordinary shares outstanding (basic)	**2,961**	**2,956**	**2,961**	**2,956**
Earnings per share (basic) (in Baht)	**5.54**	**5.51**	**5.49**	**5.79**

Diluted earnings per share

The calculation of diluted earnings per share for the years ended 31 December 2008 and 2007 were based on the profit for the years attributable to equity holders of the Company and the weighted average number of shares outstanding during the years after adjusting for the effects of all dilutive potential ordinary shares as follows :

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	Million Baht / Million share			
Profit attributable to equity holders of the Company (basic)	16,409	16,290	16,246	17,107
Profit attributable to equity holders of the Company (diluted)	**16,409**	**16,290**	**16,246**	**17,107**
Weighted average number of ordinary shares outstanding (basic)	2,961	2,956	2,961	2,956
Effect of shares options on issue	-	1	-	1
Weighted average number of ordinary shares outstanding (diluted)	**2,961**	**2,957**	**2,961**	**2,957**
Earnings per share (diluted) (in Baht)	**5.54**	**5.51**	**5.49**	**5.79**

30 Dividends

At the annual general meeting of the Company held shareholders of the Company held on 10 April 2008, the shareholders approved the appropriation of dividends of Baht 3.30 per share, amounting to Baht 9,770 million. The dividend was paid to the shareholders on 8 May 2008.

At the board of directors' meeting on 13 August 2008, the board of directors approved the appropriation of interim dividends of Baht 3.00 per share, amounting to Baht 8,883 million. The dividend was paid to the shareholders on 10 September 2008.

At the annual general meeting of the Company held on 25 April 2007 the shareholders approved to declare a dividend for 2,955.46 million shares of Baht 3.30 per share, amounting to Baht 9,753.03 million. Dividends of Baht 9,752.39 million were paid to the shareholders on 10 May 2007. The remaining amount of Baht 0.64 million pertained to shareholders that were not entitled to receive the dividend and thus the Company will not pay such amount.

At the board of directors' meeting held on 14 August 2007, the board of directors approved to declare an interim dividend for 2,957.16 million shares of Baht 3.00 per share, amounting to Baht 8,871.47 million. Dividends of Baht 8,869.58 million were paid to shareholders on 10 September 2007. The remaining amount of Baht 1.89 million pertained to shareholders that were not entitled to receive the dividend and thus the Company will not pay such amount.

31. Change in accounting policy

The following change of accounting policy by the Group has no effect on the separate financial statements of the Company.

Until 31 December 2007, the Group accounted for goodwill arising from a business combination at cost less accumulated amortisation. Amortisation was charged to the statement of income over the estimated useful life of 15 years.

During 2007, the Federation of Accounting Professions issued Thai Accounting Standard (TAS) 43 (revised 2007) "Business Combinations" which is effective for accounting periods beginning on or after 1 January 2008. TAS 43 (revised 2007) requires that the acquirer shall, at the acquisition date, recognise goodwill acquired in a business combination as an asset at cost. After initial recognition, goodwill shall be measured at cost less any accumulated impairment losses. Transitional provisions shall be applied to any goodwill carried in the financial statements at the beginning of the first annual accounting period beginning on or after 1 January 2008 that arose from a business combination for which the agreement date was before 1 January 2008. The transitional provisions are to discontinue amortising such goodwill; eliminate the carrying amount of the related accumulated amortisation with a corresponding decrease in goodwill; and from the beginning of the first annual period beginning on or after 1 January 2008 test all goodwill arising from business combinations for impairment in accordance with TAS 36 (revised 2007) "Impairment of Assets".

The Group has, accordingly, changed its accounting policy for goodwill prospectively from 1 January 2008. The financial statements for the year ended 31 December 2007 have not been affected by this change in accounting policy. The effect of the change in accounting policy on the Group's consolidated financial statements for the year ended 31 December 2008 is to:

- reduce the charge to the statement of income resulting from the amortisation of goodwill that would have been recognised under the previous accounting policy by approximately Baht 1,167 million, with a corresponding increase in reported profit for the year.

32 Financial instruments

Financial risk management policies

The Group is exposed to normal business risks from changes in market interest rates and currency exchange rates and from non-performance of contractual obligations by counterparties. The Group does not hold or issue derivative financial instruments for speculative or trading purposes.

Risk management is integral to the whole business of the Group. The Group has a system of controls in place to create an acceptable balance between the cost of risks occurring and the cost of managing the risks. The management continually monitors the Group's risk management process to ensure that an appropriate balance between risk and control is achieved.

Interest rate risk

Interest rate risk is the risk that future movements in market interest rates will affect the results of the Group's operations and its cash flows because some of debt securities and loan interest rate are floating interest rate. The Group is primarily exposed to interest rate risk from its borrowings (Note 16). The Group mitigates this risk by ensuring that the majority of its debt securities and borrowings are at fixed interest rate and uses derivative financial instruments, principally interest rate swaps, to manage exposure to fluctuations in interest rates on specific debt securities and borrowings.

Foreign currency risk

The Group is exposed to foreign currency risk relating to expense and borrowings which are denominated in foreign currencies. The Group primarily utilises forward exchange contracts with maturities of less than one year to hedge such financial liabilities denominated in foreign currencies and swap and forward contracts to hedge long-term borrowings denominated in foreign currencies. The forward exchange contracts entered into at the balance sheet date also related to anticipate purchases and sales, denominated in foreign currencies, for the subsequent period.

At 31 December, the Group and the Company were exposed to foreign currency risk in respect of financial assets and liabilities denominated in the following currencies :

	Consolidated financial statements		Separate financial statements	
	2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Assets				
United States Dollars	569	2,270	558	2,256
Euro Dollars	472	-	472	-
	1,041	2,270	1,030	2,256
Liabilities				
United States Dollars	(6,762)	(1,874)	(6,553)	(1,710)
Japan Yen	(11,993)	(9,171)	(11,930)	(9,171)
Singapore Dollars	(46)	(23)	(46)	(23)
Euro Dollars	(48)	(39)	(20)	(39)
	(18,849)	(11,107)	(18,549)	(10,943)
Gross balance sheet exposure				
Currency swaps	14,492	9,485	14,492	9,485
Currency forwards	1,160	1,189	1,160	1,189
Net exposure	**(2,156)**	**1,837**	**(1,867)**	**1,987**

As at 31 December 2008 and 2007, swap and forward receivables (payables), net as follows :

	Consolidated financial statements		Separate financial statements	
	2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Swap contracts				
Swap contracts receivable	16,994	9,162	16,994	9,162
Swap contracts payable	(14,492)	(9,485)	(14,492)	(9,485)
Total swap contracts receivable (payable)	2,502	(323)	2,502	(323)
Less : Current portion of swap contracts receivable presented under other current assets	(5)	-	(5)	-
Total swap contracts receivable (payable), net	**2,497**	**(323)**	**2,497**	**(323)**
Forward contracts	1,147	1,128	1,147	1,128
Forward contracts receivable	(1,160)	(1,189)	(1,160)	(1,189)
Forward contracts payable				
Total forward contracts receivable (payable)	(13)	(61)	(13)	(61)
Less : Current portion of forward contracts payable presented under other current liabilities	-	1	-	1
Total forward contracts receivable (payable), net	**(13)**	**(60)**	**(13)**	**(60)**
Total swap and forward contracts receivable (payable), net	**2,484**	**(383)**	**2,484**	**(383)**

The carrying amounts and fair values of swap and forward contracts as at 31 December 2008 and 2007 are as follows :

	Consolidated and separate financial statements			
	Carrying amounts		Fair values *	
	2008	2007	2008	2007
	Million Baht	Million Baht	Million Baht	Million Baht
Swap contracts	14,492	9,485	16,056	9,032
Forward contracts	1,160	1,189	1,150	1,196
Total	**15,652**	**10,674**	**17,206**	**10,228**

**The fair value of swap and forward contracts is based on their broker quotes and listed market price at the balance sheet date.*

Credit risk

Credit risk is the potential financial loss resulting from the failure of a customer or a counter party to settle its financial and contractual obligations to the Group as and when they fall due.

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. However, due to the large number of parties comprising the Group's customer base, Management does not anticipate material losses from its debt collection.

Liquidity risk

The Group monitors its liquidity risk and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group's operations and to mitigate the effects of fluctuations in cash flows.

Fair values

The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The Group uses the following methods and assumptions in estimating the fair value of financial instruments :

- The fair value of accounts receivable and accounts payable – trade and others is taken to approximate the carrying value.
- The fair values of investments in equity and debt securities, which are held-to-maturity, are taken to approximate the carrying value.
- The fair value of loans to and loans from related is taken to approximate the carrying value because most of these financial instruments bear interest at market rates.
- The fair value of long-term borrowings is taken to approximate the carrying value because most of these financial instruments bear interest at market rate.

33. Commitments with non - related parties

	Consolidated financial statements		Separate financial statements	
	2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Capital commitments				
Contracted but not provided for				
Assets under the Agreement for operation				
Thai Baht	2,101	2,900	2,096	2,889
US Dollars	23	34	22	34
Japanese Yen	174	483	174	483
Euro	1	1	1	1
Property and equipment				
Thai Baht	1,238	300	406	260
US Dollars	19	16	7	5
Japanese Yen	486	-	-	-
Euro	2	-	-	-
Service maintenance agreements				
Thai Baht	1,156	1,444	1,087	1,358
US Dollars	5	5	3	5
Japanese Yen	31	52	31	52
SG Dollars	-	1	-	-

	Consolidated financial statements		Separate financial statements	
	2008 Million Baht	2007 Million Baht	2008 Million Baht	2007 Million Baht
Non-cancellable operating lease commitments				
Within one year	1,209	1,362	1,065	1,066
After one year but within five years	1,877	1,730	1,798	1,536
After five years	7	16	7	16
Total	**3,093**	**3,108**	**2,870**	**2,618**
Other commitments				
Unused letters of credit for goods and supplies	112	71	-	-
Forward and swap contracts	15,652	10,674	15,652	10,674
Bank guarantees	5,759	3,785	4,368	2,977
Total	**21,523**	**14,530**	**20,020**	**13,651**

The Group has entered into lease and related service agreements for office space, cars, computers and base station for periods ranging from 1 month to 6 years 8 months with options to renew.

34. Interconnection agreements

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission ("NTC") regarding the use and interconnect of telecommunication network 2006 (B.E. 2549), the Company has entered into an interconnection ("IC") agreement with Total Access Communication Public Company Limited ("TAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC. However, the Company did not charge the IC service to both parties in 2007. During the first to the third quarter of 2007, the Company did not record transactions relating to the IC service in the interim financial statements since TOT Public Company Limited ("TOT"), the grantor of the Agreement for operation, sent a letter to the Company informing that the Company is not the licensee who owns the network and the Company has no right to enter into the IC agreement per the NTC announcement.

On 31 August 2007, TOT has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to the Company informing that the Company should wait for the final judgment of the Administrative Court. Should the Company undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise the Company's related actions and the Company must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, the Company's management is of the opinion that non-compliance by the Company with the IC agreements shall be deemed violating the said NTC announcement. Therefore, the Company has decided to comply with the IC agreements in line with the current legal provisions. The Company charged TAC and Truemove for the IC services rendered in 2007 and recorded all transactions relating to the IC charges under the IC agreements in the financial statements for the year ending 31 December 2007.

According to the Agreement to operate cellular mobile telephone service, the Company has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, the Company had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, the Company anticipated to enter into a negotiation with TOT in relation to a calculation method of the revenue sharing. The Company calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject the final adjudication of the Administrative Court in relation to revoking the announcement of National Telecommunication Commission and a negotiation between TOT and the Company. The Company will make adjustment in the financial statement in the period when the issue has been agreed. The Company's management is certain that it will not incur significant expense more than the revenue sharing amount which the Company has recorded.

On 30 December 2008, TOT has notified in writing to the Company that result of the negotiation between TOT and the Company regarding rate and calculating method of the revenue sharing can not be concluded and requested the Company to remit the revenue sharing incurred from the interconnection charge since February 2007 to June 2008 for the amount of Baht 761 million based on the rate and calculation method of the Company within 30 December 2008. The Company has remitted the revenue sharing to TOT on 30 December 2008. For the interconnection charge since July 2008 up to the present, the Company and TOT shall set up the negotiation committee in order to get a conclusion for this case. During this period, while the said case is pending the final consideration, it shall use the above basis proposed by the Company.

35. Significant events

The Company

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and Advanced Info Service Public Company Limited

after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services, "the Agreement" between TOT Public Company Limited and Advanced Info Service Public Company Limited) that

*"... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet."

Presently, the Coordinating Committee has already been established according to Section 22 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

*The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550. The full text Memorandum of the Council of State is available only in Thai language.

Digital Phone Company Limited

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited ("CAT") and Digital Phone Company Limited ("DPC") after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that

**"...the assignment of the rights and duties by Total Access Communication Public Company Limited ("TAC") to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service, it shall not be deemed to be part of cellular

mobile phone service between CAT and TAC, so DPC shall be the contracting party of CAT and was under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act since CAT has already specified the scope of the project and the private sector to provide the service. Besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act, provided that the Coordinating Committee will propose the selection result including the reason, negotiation issues, state benefits and the draft of agreement to the Minister who supervised the project in order to propose to the Cabinet within 90 days since the decision by Coordinating Committee.

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from Total Access Communication Public Company Limited according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and Total Access Communication Public Company Limited, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfil the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

**The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550. The full text Memorandum of the Council of State is available only in Thai language.

Significant commercial dispute and litigations

The Company

Between the Company and TOT Public Company Limited ("TOT")

On 22 January 2008, TOT Public Company Limited ("TOT") submitted a dispute no. black 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding the Company to pay additional payment of revenue sharing amounting to Baht 31,463 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 January 2007 until the full payment is made.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, the Company's management believes that the outcome of the said dispute shall be in favour of the Company and have no material impact to the financial statements of the Company because this amount is the same as an excise tax that the Company had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, the Company has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that the Company has fully complied with the Cabinet's resolution and the Company's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

Digital Phone Company Limited ("DPC")

1) On 9 January 2008, CAT Telecom Public Company Limited ("CAT") submitted a dispute no. black 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC, a subsidiary, to pay additional payment of revenue sharing amounting to Baht 2,449 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500 million, totalling Baht 3,949 million.

On 1 October 2008, CAT has submitted the revision of petition to adjust on amount of claimed to Baht 3,410 million which penalty fee calculated from the outstanding revenue sharing up to January 2008 for Baht 790 million plus value added tax Baht 171 million.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, the Company's management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of the Company because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Moreover, CAT has sent a letter No. CAT 603 (Kor Tor.) 739 notifying DPC to comply with such Cabinet's resolution. Thus, DPC has correctly and fully complied with the Cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet.

2) Pursuant to the resolution of the meeting on 14 January 2004 between TOT Public Company Limited ("TOT"), CAT Telecom Public Company Limited ("CAT") Digital Phone Company Limited ("DPC"), a subsidiary, and True Move Company Limited ("True Move") by the Minister of the Information and Communications Technology Ministry, the Chairman, that TOT consented to reduce access charge of mobile phone from revenue sharing which TOT received from CAT in the amount of Baht 22 /number/month to DPC and True Move starting from the 6th operation year as Total Access Communication Public Company Limited ("DTAC") had received from TOT.

On 12 October 2006 TOT sent a letter to CAT that TOT could not reduce access charge of mobile phone to DPC and True Move and demanding CAT to pay the access charge that DPC and True Move have deducted as a discount of access charge plus legal interest rate computing from the default date until the fully payment is made.

On 29 July 2008, CAT submitted a dispute no. black 68/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 154 million (additional consideration of the 7th -10th operation year) plus value added tax and interest at the rate 1.25 percent per month of the above principal amount starting from the default date of each year since the 7th -10th operation year until the full payment is made.

At present, said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. For the demanded amount, DPC has re-calculated and found that the said amount is only Baht 122 million which DPC has recorded as payable under the Agreement for operation in its financial statement but has not recorded the penalty for overdue payment, as the Company's management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of the Company since DPC has correctly and fully complied with the law and the relating Agreements in all respects.

AIN GlobalComm Company Limited ("AIN")

On 7 March 2008, CAT Telecom Public Company Limited ("CAT") has submitted the black case no. 1245/2551 to the Civil Court against the Company as the defendant no. 1 and AIN GlobalComm Company Limited, a subsidiary, as the defendant no. 2 requesting the Company and the subsidiary to pay compensation with interest rate at 7.5% per annum for damage up to the date of case submission equalling to Baht 130 million. The reason in a case is to change traffic of the international direct dialling service by the Company and the subsidiary during 1-27 March 2007 through the Company subscriber by using the symbol "+" dialling from no. 005 of the subsidiary, instead of no. 001 of CAT without the prior notification to subscriber.

On 4 September 2008, CAT has submitted a petition revision to adjust compensation for Baht 583 million (including interest) because CAT has damaged consecutively until 7 March 2008. On 19 November 2008 CAT has submitted the order of provisional remedial measure before delivery of judgment to cease the Company and the subsidiary to transfer the traffic 001 or symbol "+" of CAT to traffic 005 of the subsidiary which the Civil Court will have an order of provisional remedial measure on 26 February 2009.

At present, the said case is under the court process. The Company's management believes that the result of the said case shall be in favour of the Company and have no material impact on the financial statements of the Company. Further reason, the symbol "+" is an international symbol. It is general practice for the other mobile phone operators to set the symbol "+" to replace the number of any international direct dialling operator. So, the Company has not infringed and made damage to CAT.

36. Events after the balance sheet date

Significant commercial dispute and litigations

Digital Phone Company Limited ("DPC")

On 3 February 2009, CAT Telecom Public Company Limited ("CAT") has submitted a dispute under Case no. Black 8/2552 to the Alternative Dispute Resolution Office, the Arbitration Institute, demanding DPC, a subsidiary, to deliver and transfer ownership of 3,343 towers including 2,653 equipments of power supply under the Digital PCN ("Personal Communication Network Agreement"). Failure to do so, DPC must reimburse Baht 2,230 million to CAT. DPC considers that all disputed assets, towers and the equipment of power supply are not the property as stipulated in clause 2.1 of the Agreement which DPC is obligated to deliver and transfer ownership under the Agreement.

The above dispute is in process of DPC to prepare the objection according to arbitration procedures. The Company's management believes that the outcome of this dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of the Company since DPC has correctly and fully complied with the law and the relating Agreements in all respects.

Proposed Dividend payment

At the Board of Directors' Meeting held on 18 February 2009, the Board passed a resolution proposing to the Annual General Shareholders' Meeting the payment of dividends for the year 2008, at the rate of Baht 6.30 per share, Baht 3.00 each of which was paid as an interim dividend on 10 September 2008. However, the proposed dividends must be approved by the shareholders.

Long-term debentures

On 23 January 2009, the Company issued the unsubordinated and unsecured debentures as follows :

1) Debenture by 5 million units of Baht 1,000 each, amounting to Baht 5,000 million. Such debentures bear interest at fixed rate of 4.00% p.a. for the first 2.5 years and 5.00% p.a. for the last year, payable on a quarterly basis commencing from the issuing date. These debentures will be entirely redeemed on 23 July 2012.

2) Debenture by 2.5 million units of Baht 1,000 each, amounting to Baht 2,500 million. Such debentures bear interest at fixed rate of 4.00% p.a. for the first and second years, 5.00% p.a. for the third and fourth years, and 6.00% p.a. for the last year, payable on a quarterly basis commencing from the issuing date. These debentures will be entirely redeemed on 23 January 2014.

Proposed dividend payment of subsidiaries

At the Board of Directors' meeting of the subsidiaries, passed resolutions to approve the dividend payment which must be approved by the shareholders as follows :

Company	Date of meeting	Dividend Baht /share	Amount Million Baht
Advanced Contact Center Co., Ltd.	16 February 2009	6.25	170
Advanced Magic Card Co., Ltd.	16 February 2009	8.50	213
AIN GlobalComm Co., Ltd.	16 February 2009	550.00	1,100

Management Discussion and Analysis

OVERVIEW

2008 was a continued favorable year with a decent 6.5% organic revenue growth, stable market share of revenue, and improved margin. During the first nine months, revenue grew strongly at 8.6% amidst the high inflation, well above the guidance of 7 - 8%, before the blow of abnormally weak 4Q08 affected by political pressure and economic slowdown. The key growth drivers for 2008 were healthier subscriber net additions supported by AIS's strength in upcountry market and revamped distribution channels, as well as the strong growth in data usage and subscription on EDGE technology.

Leading with the superior network coverage and quality, AIS implemented a more efficient distribution structure by expanding sub-dealer penetration with improved compensation scheme, instead of relying primarily on main dealers. This turned subscription into strong net additions particularly in the rural area where the penetration remained low. Through the year, AIS also encouraged more prepaid refill transactions via electronic refill. The contribution of e-refill increased significantly to 30% of total refill in 2008 from the low-single digits in 2007. The convenience and the small-denomination of e-refill not only enhanced the airtime sales but also reduced production cost of scratch cards.

On postpaid market, AIS remained committed to leading position and therefore managed a more prudent acquisition with a stringent credit screening policy. Subscriber acquisition was more targeted to the qualified consumers that fit in on both usage behaviors and lifestyles. The postpaid net additions were therefore improved in quality which reflected in lower churn and bad debt provision.

Meanwhile, price competition continued to ease from the introduction of interconnection regime that fostered change toward rational pricing. The impact was two folds, the termination rate provides cushion for tariff reduction and consequently protects margin, and the capex requirement was lower as excessive incoming traffic was eliminated. AIS utilized its large-scale advantage to promote the intra-network usage and off-peak price plans, resulted in more efficient capacity utilization and was able to reduce capex for capacity expansion.

Brand activities were another key focus for long-term growth. Toward the end of the year, AIS made a major revamp to its corporate brand, introducing new theme and corporate icon under the concept "With you, Always". The aim was to strengthen and communicate the brand values with focus on five key areas: best network quality, excellence service, more privileges, service innovation, and CSR.

2008 balance sheet remained strong with low gearing of 0.5x D/E and high liquidity. Strong operating performance, contributed by solid revenue growth and effective cost control, helped support the sustainability in cash flow generation, consequently led to AIS's ability to retain committed return to shareholders and readiness for future investment.

OPERATIONAL HIGHLIGHTS

Subscriber growth continued in upcountry market with improved quality, supported by more efficient distribution

ARPU continued to fall from Multi-SIMs and new users with lower ARPUs but at a slower rate

Usage increased from the success of off-peak packages while put less pressure on capex

Subscriber base as of December 2008 reached 27.3m, grew 13% from the previous year. Net additions were 3.2m during 2008, slow down from 4.6m in 2007, following the less aggressive subscriber acquisition and the slower growth of multiple SIMs. Subscriber market share slightly declined to 45% from 46% in 2007 while revenue market share was stable at 51%. This reflects an improved quality of subscribers, partly attributed by the development in efficiency of distribution channels, as well as AIS' strong brand presence in particular for the rural markets.

Postpaid market was a turnaround from 2007, when the aggressive acquisition resulted in higher bad debt and increased churn. In 2008, the more prudent acquisition with a stringent credit screening policy resulted in improved subscriber quality. Churn was also reduced to 2% in 4Q08, compared to 4.7% in 4Q07.

Prepaid market continued to expand into the upcountry, especially in northeastern regions, where penetration remains low and potential demand is supported by increased income and purchasing power. With AIS's network strength and efficient distribution channels, Northeast area increased its contribution in terms of net additions as well as revenues.

ARPU continued to fall from the previous year due mainly to a higher penetration into the upcountry areas, where ARPUs was lower compared to urban areas, while the multiple-SIM users still prevail. ARPU in 2008 declined 11%, at a slower pace, compared to the 20% decline in 2007 as the growth of multiple SIMs slow down.

MOU in 2008 increased 9% from the previous year due to the higher usage on off-peak buffet packages as well as on-top promotions. Despite higher minutes, more efficient network utilization helped decreased the actual CAPEX spending to Bt12.6bn in 2008, from the initial budget of Bt16 - 17bn.

SIGNIFICANT EVENTS

Impairment loss from DPC goodwill of Bt3,553 m recognized in 4Q08

As at 31 December 2008, the Group recorded in the Income Statement for the period a Bt 3,553m impairment loss of goodwill on DPC, a subsidiary operating mobile service on GSM 1800 MHz. Such item is not tax deductible, unrecoverable and is non-cash expense.

The goodwill impairment arises from change in Thai Accounting Standard (TAS 43) that take effect from 1 January 2008, under which the amortization of goodwill was discontinued, while the impairment loss is recognized when the carrying value of goodwill exceeds its estimated recoverable value, or present value of the estimated future cash flow from the asset. (details of impairment method is available in note to financial statement).

The effects on the Group's consolidated financial statements ending 31 December 2008 are as following:

- Discontinue of goodwill amortization of Bt1,167m per annum on the Income Statement
- Recognized impairment loss on DPC goodwill of Bt3,553 m, by discounting expected future cash flow method and compared with its carrying value of Bt6,655m. After the impairment, DPC goodwill left on the balance sheet is equivalent to Bt3,102 m.

DPC settlement of Bt3,000 m cash outflow with Bt1,739m before-tax gain on income statement in 2Q08

Referring to the dispute between DPC and DTAC on the "Unwind Agreement" (assignment right and obligation to operate PCN1800), DPC booked the total liability of Bt4,739m under the operation right payable as of December 31, 2007. In March 2008, the Arbitral ruled on two out of three dispute cases that DPC should pay DTAC for the total amount of USD85m plus interest of 9.5% p.a. The other dispute was pending on the Arbitration process. Consequently, on May 30, 2008, DPC agreed to pay DTAC for the settlement of Bt3,000m. The settlement agreement effectively surrendered all existing and future claims, disputes and obligations from the Unwind Agreement between DPC and DTAC. As a result, AIS booked in its financial statement as of 2Q08, other income amounted to Bt1,739m, which was subjected to 30% corporate income tax. On cash flow statement, 2Q08 AIS had a cash outflow of Bt3,000m for the DPC settlement. (detail background of dispute is available in note to financial statement)

FINANCIAL RESULTS

Service revenue excluded IC for 2008 grew 6.5% y-o-y from strength in upcountry coverage and improved price competition

4Q08 was exceptionally weak due to airport closure, weak sentiment and economy slowdown

EBITDA margin ex-IC improved by 300bps to 48.3% while normalized profit rose 7.4% y-o-y supported by solid revenue growth and efficient cost control

Service revenue exclude IC (Unit : Bt million)	2007		2008		y-o-y
Voice revenue	62,693	80.1%	63,906	76.7%	1.9%
Postpaid (voice)	17,201	22.0%	15,098	18.1%	-12.2%
Prepaid (voice)	45,491	58.1%	48,808	58.5%	7.3%
Non-voice revenue	8,628	11.0%	11,061	13.3%	28.2%
International roaming	3,699	4.7%	3,696	4.4%	-0.1%
Others (IDD, other fees)	3,261	4.2%	4,710	5.6%	44.4%
	78,280	**100.0%**	**83,373**	**100.0%**	**6.5%**

Service revenue exclude IC grew 6.5% y-o-y to Bt83,373m in 2008 from Bt78,280m in 2007 mainly attributed by 7.3% prepaid voice revenue growth while non-voice revenue rose 28.2% and international call (IDD) revenue surged 90% y-o-y. The revenue growth during the first nine month grew strongly at 8.6% amidst the high inflation, and was well above the guidance of 7-8%. The high-season 4Q08 revenue nevertheless was largely affected by the political instability, in particular the airport closure, as well as the weak economy and consumer confidence which dampen both domestic usage and foreign tourist traffic. Service revenue exclude IC in 4Q08 grew only 0.6% y-o-y to Bt20,222m but declined 2.1% q-o-q, with weakness shown across all revenue segments, and most prevalent in international roaming.

Voice revenue slightly increased by 1.9% due mainly to the drag of postpaid service which fell 12.2% y-o-y while prepaid posted healthy 7.3% growth. The decline in postpaid revenue was the impact from effort to improve quality subscribers and bring back a healthy revenue base. During 2008, price competition continued to improve from 2007 as the implementation of IC had set the cost of off-net pricing. Mobile operators continued to adjust the various price plans during the 1H08 mainly focusing on raising off-net tariff while promoting subscription to on-net plans. However, the high inflation during mid-2008 and weak consumer spending had been an obstacle for price increase in the 2H08.

Non-voice revenue rose strongly 28.2% y-o-y to Bt11,061m, from Bt8,628m in 2007. AIS recorded more than 20% y-o-y non-voice revenue growth in five consecutive quarters despite dampen consumer confidence in late 2008. The Key growth drivers were from mobile internet browsing which surged 75% y-o-y, as a result of improved data speed on EDGE capability, and 45% growth in content downloads. The more variety of smart phones at affordable prices in the market this year also helped fuel growth on data usage. Contribution of revenue from mobile data browsing (GPRS/EDGE) increased to 25% of non-voice revenue in 2008 from 19% in 2007. SMS remained the majority part of non-voice revenue, now represented 27%, from 30.4% in the previous year. The proportion of non-voice revenue to service revenue increased to 11%, from 9% in 2007.

Interconnection (Bt million)	2007	2008
Revenue	16,530	16,213
Cost	14,054	15,476
Net interconnection	2,477	737

International roaming (IR) in 2008 remained flat y-o-y at Bt3,696m despite 12.9% y-o-y growth in 9M08. This was due to the impact of 10-day airport closure, slashing the numbers of incoming international tourists which are the key source of roaming revenue.

Other revenue grew 44.4% y-o-y mostly contributed by the growth in **international call (IDD)** service which rose 90% y-o-y from the full service launch on AIN international telephone gateway (005 direct-dialing code).

Interconnection (IC) revenue decreased 1.9% y-o-y while IC costs increased 10.1% y-o-y. As a result, 2008 net IC revenue dropped to Bt737m, from Bt2,477m in 2007. During the year, tariff adjustment among mobile operators was the main force that drove net IC of all operators toward neutralized zone. While other operators focused on managing down their IC cost through raising off-net tariff, AIS utilized its large-scale advantage by aiming on revenue from consumers' outgoing calls rather than incoming revenue from other operator as well as leverage up on the largest customer base through on-net packages.

Sales revenues in 2008 dropped 17.9% y-o-y to Bt11,205m in 2008 from Bt13,644m in 2007 due to decrease in both handset sales and SIM card sales. Handset unit sales declined from slower demand for new handsets in the 2H08 following weak economy while average selling price also fell as consumers opt to buy the cheaper low-end handsets. Unit sales of SIM cards also dropped in 2008 following declining net additional subscribers for the year of 3.4m compared to 4.6m net adds in 2007.

Cost of sales decreased 16.6% y-o-y following the decline in sales revenue. Sales gross margin declined to 6% from 7.5% in 2007.

Cost of service excl. IC (Bt million)	2007	2008	y-o-y
Amortization	16,686	17,898	7.3%
Base station rental & utility	2,312	2,513	8.7%
Maintenance	1,872	1,825	-2.5%
Others	3,517	3,773	7.3%
	24,387	26,008	6.6%

Cost of service exclude IC increased 6.6% y-o-y to Bt26,008m, from Bt24,387m in 2007 due mainly to higher network amortization, which rose 7.3% y-o-y as a result of lessen amortization period. On the other hand, network maintenance costs dropped 2.5% y-o-y despite of network expansion with 1,500 more base station for the year. The lower maintenance cost was attributed to the success of the operational cost-efficiency program. Other cost of services increased 7.3% due mainly to additional costs associated with IDD full service launch.

(Bt million)	2007	2008	y-o-y
Revenue sharing	19,691	20,021	1.7%
% of service revenue excl. IC	25.2%	24.0%	

Revenue sharing to TOT and CAT in 2008 increased 1.7% y-o-y to Bt20,021m from Bt19,691m in 2007. It is now represented 24.0% of service revenue exclude IC, declined from 25.2% in 2007 as revenue proportion from postpaid was smaller.

SG&A (Bt million)	2007	2008	y-o-y
marketing expense	3,535	3,252	-8.0%
Bad dept expense	1,347	530	-60.7%
SG&A expense	12,769	11,205	-12.2%
% marketing to total revenue (excl.IC)	3.8%	3.4%	
% bad debt to postpaid	6.5%	2.7%	
% SG&A to total revenue	11.8%	10.1%	

SG&A expenses decreased 12.2%, mainly from ceased recognition of goodwill amortization (according to TAS43). Stripping out impact from goodwill amortization, SGA declined 3.4% y-o-y from 60.6% y-o-y fall in the provision of bad debt, 8% y-o-y drop in marketing expense, and 13.5% decline in operating expenses. Bad debt improved significantly, representing 2.7% of postpaid revenue in 2008, declined from 6.5% in 2007. The drastic improvement was due to the group's more stringent credit policy in screening new postpaid subscription. Marketing expense in 2008 was 3.4% of total revenue excluded IC, slightly declined from 3.8% in 2007 and was below the budget of 4%, despite of the brand refreshment activities on both corporate and prepaid brand.

Other income in 2008 surged 288% to Bt2,570m from Bt662m in 2007, primarily from the one-time settlement gain between DPC and DTAC amounted to Bt1,739m.

EBITDA (Bt million)	2007	2008	y-o-y
Operating profit	**24,930**	**27,548**	
Depreciation PPE	3,174	3,029	
Amortization	14,413	15,815	
Amortization of goodwill	1,167		
Goodwill write-Off		15	
EBITDA	**43,684**	**46,406**	**6.2%**
EBITDA margin	40.3%	41.9%	
EBITDA excl. IC	**41,668**	**45,722**	**9.7%**
EBITDA margin excl. IC	45.3%	48.3%	

EBITDA margin excluded IC for 2008 improved to 48.3% from 45.3% in 2007 contributed by a higher revenue growth, lower bad debt provision as well as operating cost saving. Including IC, EBITDA margin was 41.9%, slightly increased from 40.3% in 2007.

Net profit for 2008 was Bt 16,409m, flat from Bt16,290m in 2007, due mainly to the goodwill impairment of Bt3,553m. Normalized net profit, before extra items, rose 7.5% y-o-y to Bt18,760m, from Bt17,457m in 2007. The performance improvement was from solid revenue growth, healthy subscriber base which turned into lower provision for bad debt, and efficient cost control that helped reduce cash operating expenses.

Consolidated (Bt million)	Tax deductible	Where	2007	2008	y-o-y
Net Income			**16,290**	**16,409**	**0.7%**
Add : Goodwill amortization	No	SGA	1,167	-	
Impairment of DPC goodwill	No	Impairment loss	-	3,553	
Goodwill write-off*	No	SGA	-	15	
Deduct : Gain on DPC settlement after tax	Yes	Other inhome	-	-1,217	
Normalized net income			**17,457**	**18,760**	**7.5%**

* *Recognized in 1Q08 from sales of equity stake in a subsidiary, ADC*

Balance sheet structure

(Bt million)	2007	% to total asset	2008	% to total asset
Current Assets	20,586	16.0%	26,958	21.0%
Property and Equipment	8,561	6.6%	8,144	6.4%
Networks	78,527	60.9%	73,045	57.0%
Intanglble asset	10,593	8.2%	6,538	5.1%
Defer tax asset	10,031	7.8%	10,075	7.9%
Others	644	0.5%	3,321	2.6%
Total Assets	**128,942**	**100.0%**	**128,081**	**100.0%**

Total asset as of December 2008 was Bt128,081m, slightly decreased from Bt128,942m in 4Q07 due to the decreased in networks under agreement for operation, which caused by lower 2008 capex than the accelerated depreciation rate as a result of shorten agreement to operate lives. Intangible asset dropped 38.3% y-o-y mainly from the goodwill impairment of Bt3,553m. Other assets increased to Bt3,321m in 2008 from Bt644m in 2007 due to our hedging policy. In 2008, swap and forward contract rece vable of Bt2,483.9m incurred from Baht depreciation, reversed from swap and forward contract payable of Bt382.8m in 2007.

(Bt million)	2007	% to total asset	2008	% to total asset
Cash	8,317	6.4%	16,301	12.7%
ST investment	123	0.1%	226	0.2%
Trade receivable	8,054	6.2%	5,790	4.5%
Inventories	1,236	1.0%	1,593	1.2%
Other current assets	2,855	2.2%	3,048	2.4%
Current Assets	**20,586**	**16.0%**	**26,958**	**21.0%**

(Bt million)	2007	% to total asset	2008	% to total asset
Sort-term loan	3,492	2.7%	-	-
Trade accounts payable	4,218	3.3%	4,263	3.3%
CP of LT loans	1,545	1.2%	7,038	5.5%
Accrued R/S expense	3,634	2.8%	2,719	2.1%
Operation right payable	4,739	3.7%	-	-
Others	10,528	8.2%	10,840	8.5%
Current Liabillites	**28,157**	**21.8%**	**24,860**	**19.4%**

Liquidity as of December 2008 increased by a higher current ratio of 1.08, from 0.73 in 2007, due to higher cash outstanding and lower agreement to operate payable, resulted from the settlement agreement between DPC and DTAC in May 2008. The company has high level of liquidity as more than half of current assets are in cash. In 2008, trade receivable dropped 28.1% y-o-y as company received Bt2.5bn interconnection payment occurred during 2007.

(Bt million)	2007	2008
Total interest - bearing debt	30,349	34,328
Total Liabilities	53,481	54,646
Total equity	75,461	73,436
Net Debt to equity	29.2%	24.5%
Total Liabilities to equity	70.9%	74.4%

Capital structure remained strong with the debt ratio of 42.7%, slightly higher than 41.5% in 2007. Total liability to equity increased to 74.4% from 70.9% in 2007 due to the loan drawdown during the year while equity slightly dropped as the company's payout ratio exceeded 100% of net profit. However, stripping out non-cash expenses, AIS free cash flow was more than enough to pay for dividend. During the year, AIS paid cash dividend amounted Bt18,653m, equivalent to Bt6.3 per share. With the higher cash on hand, net debt to equity as of December 2008 was 24.5%, declined from 29.2% as of 2007.

Debentures and loans AIS had total interest bearing debt of Bt34,328m, rose 13.1% from Bt30,348m in 2007 as the company issued the debenture amounted Bt4,000m in April 2008 and the additional long term borrowing amounted Bt5,029m to finance CAPEX. Effective interest rate was 5.1% per annum, dropped from 5.3% in 2007 as the new debts weighed down the borrowing cost. In January 2009, AIS issued two new tranches of total Bt7,500m unsecured debentures; a) 3.5-year debenture with a coupon of 4% p.a. for the first 2.5 year and 5% p.a. for the last year b) 5-year debenture with a coupon of 4% p.a. for the year 1-2, 5% p.a. for year 3-4, and 6% p.a. for year 5.

(Unit : million)	Balance 2007	Balance 2008	Repayment [1]				
			2009	2010	2011	2012	2013
Short term borrowing	3,492	-	-	-	-	-	-
Long-term loan[2]	10,745	15,718	411	408	9,889	400	398
Debenture[1]	16,111	18,610	6,627	-	4,000	-	8,000
Total debt	**30,348**	**34,328**	**7,038**	**408**	**13,888**	**400**	**8,398**

(1) includes bond issuing cost; (2) includes swap contract

Cash Flow

Cash flow position in 2008 was stronger than 2007 from improved operating cash flow, lower CAPEX, and increased long-term borrowing. Solid revenue growth combined with effective cost control had supported 2008 group's performance, and reflected in a higher cash flow from operations. CAPEX in 2008 decreased to Bt12.6bn from Bt17.1bn in 2007 due to the successful off-peak tariff plans as well as the milder price competition, which helped AIS to achieve the efficient network utilization. During 2008, AIS generated operating cash flow before change in working capital of Bt47.7bn and increased long-term borrowing by Bt9bn while repaid Bt5.2bn of debts, paid dividend amounted Bt18.7bn as well as financed CAPEX of Bt12.6bn. The group had net increase in cash of Bt8.2bn for the period.

Source of Fund		Use of Fund	
Operating CF before change in working capital	47,702	CAPEX & Fixed assets	12,586
Share capital and share premium	283	Repayment of ST borrowing	3,500
Interest received	324	Interest paid	1,580
Disposal of property and equipment	132	Changes in working capital	10,981
Proceed from L-T borrowing	9,014	Divident Payment	18,681
		Short-term investments & subsidiary	229
		Cash increase	8,235
		Repayment of LT borrowing	1,661
Total	**57,454**	**Total**	**57,454**

FY2009 MANAGEMENT OUTLOOK & STRATEGY

Market subscriber forecast	5m net additions for the market
Market share	Maintain revenue market share
Service revenue	3-4% service revenue growth
Marketing expense	3% of total revenue (equivalent to 3.5% of total revenue excluding IC)
Network amortization	8-10% rise (network amortization and depreciation as booked under cost of service only, exclude PPE depreciation in SGA, and amortization of operation right)
EBITDA margin	41-42% (equivalent to 48-49% exclude IC)
Capex	Bt13-15bn cash capex (including 3G on 900MHz)
Net IC revenue	Bt400-700m

The telecom market growth is expected to significantly slow down during 2009, following the weakness in economic growth which already shown during the last quarter of 2008 and will continue to dampen consumer demand and purchasing power. While Thailand GDP forecasts are ranging from 0-2%, AIS expect to grow its revenue at 3-4% supported by (1) continued penetration in the upcountry market where consumers are still relatively well-off from the agricultural sector; (2) benign competition with competitive focus gearing toward customer experience, retention program, and quality subscribers rather than aggressive price play; (3) outperforming non-voice service but with slower growth of 10-15% compared to 28% growth in 2008, reflecting lower consumer spending.

The mobile penetration is expected to reach over 100% in 2009 with overall market net additions on the more organic growth of 5 million, unlike the hype of multiple SIMs in 2007-08 which drove net additions to 8-10 million per year. Since multiple SIMs impact is mostly prevalent in the urban area, the rural market is estimated to remain only 50-60% penetrated and therefore posts opportunity for organic subscriber growth. AIS's strength in rural network coverage, premium quality and distinctive brand presence will be the key to win in these markets and will serve the aim to maintain overall revenue market share.

The interconnection regime helped bring in price rationality and stability reflected in benign price competition during the past six consecutive quarters. Since the new industry structure was in place, the industry players have been adjusting tariff structure and pricing accordingly to balance between revenue growth and the cost of interconnection. The trend is expected to continue with competition moving away from price-driven/aggressive acquisition strategy toward quality, segment-campaigns, and customer loyalty. Less irrational pricing will translate into less excessive demand on capacity and hence lower burden on capex requirement. Operating expense will also be less pressured as incentives will be toward better quality of revenue, and the right mix of marketing activities to ensure the quality growth amidst a mild-spending mentality of consumers. With AIS's large-scale advantage, the focus of operation in 2009 will be to control its cash operating expense with an aim to deliver stable margin.

Mobile data service will be the key growth driver in the next 3-5 years. The higher speed of data provided in 2008 through EDGE technology was the main supporter of 28% growth. 2009 will be challenging without 3G as consumer demand will be softer, hence the data revenue is expected to grow only 10-15%. The positive side of this projected growth is that even during the heighten inflation in mid-2008 and the weak sentiment in 4Q08, non-voice revenue was still delivering outperforming growth over 20%.

3G license will be the key milestone this year as AIS is working closely on all fronts to ensure highest possibility of attaining the new license which will allow all industry players to operate at more level-playing field under a fair cost structure. Operationally, AIS has been preparing for readiness to ensure the shortest launch time for commercial service. Financially, AIS is also in well-shape to support the funding needs, partly reflected in the success of debenture issuance in Jan-09. While macro environment post a significant challenge this year, the operational large-scale advantage and solid financial strength will support AIS's flexibility to grow amidst this tough year.

Investor Relations

The Company has established an Investor Relations Department which reports directly to the Chief Finance Officer. The department regularly communicates with the shareholders, investors and analysts both internationally and domestically in order to equally, thoroughly, and constantly disclose the Company's information. That information includes future guidance, financial statements, management discussion and analysis (MD&A), and other crucial information for investors which are all components of the Company's ongoing commitment to accuracy, completeness, transparency, quality, and timeliness.

AIS also established the Compliance Department which is responsible for information disclosure to the Stock Exchange of Thailand (SET) and the Securities and Exchange Commission (SEC) to ensure that the Company complies with applicable laws and regulations.

In addition, the Company has regularly organized activities for investors which have been attended by various Company executives as per the summary below :

Activities Related to Quarterly Result Announcement

Activity	Time per year	Objective	Attenders	Executive
Result conference call	Quarterly 4 times per year	Quarterly result announcement and Q&A	Local and foreign analysts and institutional investors	Chief Executive Officer / Chief Finance Officer / Other members of management team
Analyst briefing	2 times per year (semi-annual and annual)	Presentation of the Company's semi-annual and annual performance and strategy, plus Q & A	Analysts and local institutional investors	Chief Executive Officer / Chief Finance Officer / Other members of management team
Opportunity day	Quarterly 4 times per year	Quarterly result announcement and Q & A	Retail investors, private equity, analysis	Investor Relations Department

Investor Activities

Activity	Time per year	Objective	Attenders	Executive
Road show/ conference (international and domestic)	10-13 times per years	Communicate business direction, performance and strategy	Local and foreign institutional investors	Chief Executive Officer / Chief Finance Officer / Other members of management team
Company visit (1-on-1 meeting and group meeting)	200-300 time per year	Provide access to management to disscuss Company's performance, direction, and strategy	Local and foreign analysts and institutional investors	Chief Executive Officer / Chief Finance Officer / Other members of management team
Annual investor day	Once a year	Open-house access to analysts and investors to visit the Company to provide insight of ongoing business and operations under various business units, and provide opportunity to disscuss and share point of view with the executives	Local and foreign analysts and institutional investors	Chief Executive Officer / Chief Finance Officer / Other members of management team

To contact Investor Relations Office:

- Telephone: (66) 2615-3112, (66) 2299-5014, Fax: 2299-5165
- Email : investor@ais.co.th
- Investor Relations website (http://investor.ais.co.th) contains essential Company' information including historical performance, financial statements, annual report, shareholders meeting announcement, AIS' share information, dividend, corporate governance, corporate social responsibility, etc.

Other References

Ordinary Share Registrar	**Thailand Securities Depository Company Limited** Capital Market Academy Building, The Stock Exchange of Thailand 2/7 Moo 4, (North Park Project) Vibhavadi-Rangsit Road, Km.27, Tung Song Hong, Laksi, Bangkok 10210 Tel : (66) 2596 9000 Fax : (66) 2832 4994 - 6 Thailand Securities Depository Company Limited The Stock Exchange Thailand Building, 62, Ratchadapisek Road, Klongtoey, Klongtoey, Bangkok 10110 Tel : (66) 2229 2800 Fax : (66) 2359 1259
Auditor	**Mr. Winid Silamongkol** Certified Public Accountant Registration Number 3387 **KPMG Phoomchai Audit Limited** 195, Empire Tower 45th – 51st Floor, South Sathorn Road, Sathorn, Bangkok 10120 Tel : (66) 2677 2000 Fax : (66) 2677 2222
Debenture Registrar	**TMB Bank Public Company Limited** 3000 Phahon Yothin Road, Chatuchak, Bangkok 10900 Tel. (66) 2299 1111, (66) 2617 9111

recycle paper

This annual report is printed on recycled paper produced from 30% recycled pulp and 70% recycled agricultural fiber, according to the Green Label standard, and without new fiber.

AIS

With you, Always

Advanced Info Service Public Company Limited
Head Office 414 Phaholyothin Rd., Samsen Nai, Phayathai, Bangkok 10400
Tel : 66 2299 5000
Fax : 66 2299 5812
www.ais.co.th

AIS

Invitation Letter to

Annual General Meeting of Shareholders

For 2009

Advanced Info Service Public Company Limited

On 8 April 2009

At 14.00 Hours

At Auditorium Room, Shinawatra Tower 3, 9th Floor

1010 Vibhavadee Rangsit Road, Chatuchak, Bangkok 10900

In order to enhance efficient registration process, please bring along the proxy to the Meeting

Registration No. 0107535000265
(Formerly Bor Mor Jor 59)

CPS 099/2009

6 March 2009

Subj. : Notice of the 2009 Annual General Meeting of Shareholders

To : Shareholders,
Advanced Info Service Public Company Limited

Attachment:
1. A copy of Minutes of the 2008 Annual General Meeting of Shareholders held on 10 April 2008;
2. Annual Report in which Balance Sheets, Statement of Income and Statement of Cash Flow for fiscal year ended 31 December 2008 as well as dividend policy and details of dividend payment are also attached;
3. Details for consideration for issuing and offering debentures of the Company;
4. Preliminary information on the retiring directors being proposed for re-appointment;
5. Report Form on the allotment of additional ordinary shares reserved for exercising the right in pursuance with the ESOP due to the entering into terms and conditions of the Prospectus;
6. Proxy Form B as prescribed by the Department of Business Development, the Ministry of Commerce (Form A and Form C can be downloaded from the Company's Website (www.investorrelations.ais.co.th);
7. Definition and Information of the Independent Directors;
8. The Company's Articles of Association relating to the General Meeting of Shareholders;
9. Notes on documents and evidence identifying shareholders or proxies eligible to register, attend and vote at the meeting;
10. Procedures for attending 2009 Annual General Meeting of Shareholders; and
11. Map of the Meeting's venue.

Whereas, the Board of Directors of Advanced Info Service Public Company Limited (the "Company") No. 2/2009 held on 18 February 2009 has passed a resolution to convene the 2009 Annual General Meeting of Shareholders on 8 April 2009 at 14.00 hours at the Auditorium, 9th Floor Shinawatra Tower III, No. 1010 VibhavadeeRangsit Road, Chatuchak, Bangkok to consider matters, supported by the Board's opinion, subject to the following agenda:

Agenda 1. **Matters to be informed.**

Agenda 2. **To certify the Minutes of the 2008 Annual General Meeting of Shareholders held on 10 April 2008;**

Objective and Rationale: The 2008 Annual General Meeting of Shareholders had been held on 10 April 2008 and the Minutes thereof was prepared and submitted to the Stock Exchange of Thailand, the Ministry of Commerce and published on the Company's website (www.investorrelations.ais.co.th) within 14 days as prescribed by law. *(Attachment 1)*

Board of Directors' Opinion: The Minutes of 2008 Annual General Meeting of Shareholders held on 10 April 2008 have correctly been stated and recommends the Meeting to approve the said Minutes. A copy of the said Minutes is attached in *Attachment 1.*

Resolution required: a majority vote.

Agenda 3. **Report by the Board of Directors for operation of the year 2008;**

Objective and Rationale: A summary of the Company's performance and material changes in 2008 is prepared by the Board of Directors and shown in the *Attachment 2.*

Board of Directors' Opinion: The Board recommends the meeting of shareholders to acknowledge the Company's results of operations, which have been prepared and shown in the Annual Report. Financial highlights of the year 2008 can be summarized as follows:

Consolidated financial statements

In Million Baht	2008	2007	Variance	Percentage
Assets	128,081	128,942	(861)	(0.67%)
Liabilities	54,646	53,481	1,165	2.18%
Revenue	110,792	108,454	2,238	2.16%
Net Profit	16,409	16,290	119	0.73%
Net Profit per Share (Baht)	5.54	5.51	0.03	0.54%

Resolution required: As this agenda is for information to shareholders, therefore, a vote is not required.

Agenda 4. **To approve the balance sheet, statement of income and statement of cash flow for fiscal year ended 31 December, 2008;**

Objective and Rationale: In compliance with the Public Company Act, B.E. 2535 the Company shall prepare the balance sheet as well as the statement of income at the end of fiscal year of the Company, which were audited and certified by the Company's auditor and submitted to the shareholders for approval.

Audit Committee's opinion: The Audit Committee concluded that the financial statements accurately depicted the Company's financial status and operating results. Furthermore, it was determined that the financial statements were in accordance with generally accepted accounting principles and were adequately and timely disclosed for the benefit of shareholders, investors, and users of such statements for the purposes of making investment decisions.

Board of Directors' Opinion: the said balance sheet, statement of income and statement of cash flow for the fiscal year 2008 as audited and certified by the auditor of KPMG Phoomchai Audit Ltd., and duly reviewed by the Audit Committee were recommended to be proposed to shareholders for approval. *(Attachment 2)*

Resolution required: a majority vote.

Agenda 5. **To approve the dividend payment for the fiscal year 2008;**

Objective and Rationale: The Company has a policy to pay dividends to shareholders not less than 40% of net profit after tax as reported in the consolidated financial statement. Dividend payment will depend on the Company's operating performance, financial status, cash flow and investment obligation of Company and subsidiaries including any necessity and suitability in the future. In 2008, the Company had a net profit on its consolidated financial statement of Baht 16,409 million. Therefore, the Company considered appropriate to declare a dividend payment at the rate of Baht 6.30 per share. In compliance with the Public Company Act, B.E. 2535 the shareholders' meeting shall approve such a dividend payment.

Details of Dividend Payment

According to Public Limited Company Act, B.E. 2535 the Company shall allocate not less than five percent of its annual net profit less the accumulated losses brought forward (if any) to legal reserve until this reserve attains an amount not less than ten percent of the registered capital. This has been already performed by the Company.

Details of Dividend Payment	2008 (Proposed year)	2007
1. Net Profit (Baht)	16,409,035,972	16,290,466,659
2. Share Amount		
2.1 Amount of Share for Interim Dividend	2,961,739,547 Shares	2,957,155,719 Shares
2.2 Amount of Share for Annual Dividend	2,961,748,766 Shares* (approximately)	2,961,077,241 Shares
3. Total Dividend Payment (Baht per Share)	6.30	6.30
3.1 Interim Dividend (Baht per Share)	3.00	3.00
3.2 Annual Dividend (Baht per Share)	3.30	3.30
4. Total Dividend Amount (Baht)	18,658,989,568.80 (approximately)	18,643,022,052.30
5. Dividend Payout Ratio (Percent)	113.71	114.44

* Total shares as of 3 March 2009. The actual number shall be confirmed on the Record Date on 20 April 2009 so as to determine the right to receive dividend.

Board of Directors' Opinion : The Board recommends the meeting of shareholders to consider and approve the distribution of dividend for the fiscal year 2008 to be paid to shareholders at the rate of Baht 6.30 per share, according to the Company's dividend policy on payment of dividend of not less than 40% of its net profit. The Company had paid an interim dividend for the first half operation of 2008 at the rate of Baht 3.00 per share, thus the dividend for the second half of the year 2008 remains at Baht 3.30 per share.

The Company has paid dividend out of profit taxed at the rate of 30%. As a result, shareholder can apply tax credit equivalent to dividend multiplied by 3/7 whereby an individual shareholder can benefit dividend credit under criteria prescribed under Article 47 bis of Revenue Code because such dividend has been paid out of profit already taxed.

The Record Date to determine the right to receive dividend will be on 20 April 2009, and the share registration book closing date will be on 21 April 2009 for gathering shareholders' name under the Article 225 of the Securities and Exchange Act B.E. 2535. The Company will pay a dividend on 4 May 2008. *(Attachment 2)*

Resolution required: a majority vote.

Agenda 6. **To approve the issuing and offering of debentures in an amount not exceeding Baht 15,000,000,000 (Baht Fifteen Billion);**

Objective and Rationale: The Company would like to prepare a financing source for the network investment in case the Company is awarded the 3G license under 2100 MHz and to finance its working capital and repay the matured debts. This is due to the debenture is an essential financial source which have attractive cost of fund. In addition, this debenture issuance is to provide the Company's additional financing alternatives. Therefore, the Company would like to propose to the 2009 Annual General Meeting of Shareholders to approve the issuing and offering of debentures in an amount not exceeding Baht 15,000,000,000.

Board of Directors' Opinion: The Board recommends the meeting of shareholders to approve the issuing and offering of debentures in the amount of not exceeding Baht 15,000,000,000 (Baht Fifteen Billion) or equivalent in other currencies. The debentures may be offered to public and/or institutional investors and/or specific investors in Thailand (either in whole or in part) and/or outside Thailand in accordance with the relevant notifications of the Office of the Securities and Exchange Commission, the Capital Market Supervisory Board or the relevant rules and regulations, and in accordance with the relevant notifications of the Office of the Securities and Exchange Commission, the Capital Market Supervisory Board or the relevant rules and regulations. *(Please refer for more details of debentures in Attachment 3)*

In addition, as the 2008 Annual General Meeting of Shareholders held on 10 April 2008 had resolved to approve the program for issuing and offering debt instruments (including, but not limited to, debentures, short-term debentures and bill of exchange) in the amount of not exceeding 14,000,000,000 (Baht Fourteen Billion) or equivalent in other currencies. Consequently, the Company had already issued and offered debentures in the total amount of Baht 11,500,000,000 (Baht Eleven Billion and Five Hundred Million), which Baht 2,500,000,000 (Baht Two Thousand Five Hundred Million) remains outstanding (the "Outstanding Balance"). The Board of Directors, at its meeting No. 2/2009 held on 18 February 2009 deemed appropriate to cancel the Outstanding Balance thereby the issuing and offering of debentures in the amount of Baht 15,000,000,000 (Baht Fifteen Billion) shall be operated instead.

Resolution required: an affirmative vote of not less than three-fourths of shareholders attending and eligible to vote.

Agenda 7. **To approve the addition of the Company's objective Item 49 on Electronics Payment Business, and amendment of the Company's Memorandum of Association Clause 3**

Objective and Rationale: Article 9 of the Royal Decree on Control of Service of Electronic Payment B.E. 2551 issued by virtue of the Electronic Transactions Act B.E. 2544 requires that those who are juristic entities and wish to render the service shall contain an objective relating to receiving payment by electronic means; the subject service has been carried out by the Company via channel mPAY Station and falls under List C(5) Receiving Payment; as a result the Company shall register additional Item 49 with the Department of Business Development, the Ministry of Commerce.

Board of Directors' Opinion: the meeting of shareholders should approve the addition of the Company objective Clause 49 to the Memorandum of Association to be in compliance with the law as follows;

"Item 49 To render electronic payment services such as clearing service, settlement service, electronic payment service by the equipment or network, transaction switching service, electronic payment service for purchase of goods, and/or receiving services from sellers or service providers at any place and such service is not subjected to service and distribution system of electronic money (unless permission to render services has been granted by relevant authority)"

After adding the Company's objective Item 49, the Company shall amend the Memorandum of Association Clause 3 with the Department of Business Development, the Ministry of Commerce by changing the numbers of the Company's objectives from 48 Items to 49 Items.

Resolution required: an affirmative vote of not less than three-fourths of shareholders attending and eligible to vote.

Agenda 8. **To approve the re-appointments of retiring directors;**

Objective and Rationale: In compliance with the Public Company Act B.E. 2535 and Clause 18 of the Company's Articles of Association, at the Annual General Meeting of Shareholders, one thirds of directors shall be retired by rotation but they can be re-appointed. In the Company's 2009 Annual General Meeting of Shareholders, 4 directors who will be retired by rotation and are recommended to be re-appointed are;

1. Mr. Somprasong Boonyachai	Vice Chairman of the Board of Directors, member of the Remuneration Committee, and member of the Nomination and Corporate Governance Committee
2. Mr. Aviruth Wongbuddhapitak	Chairman of the Audit Committee, member of the Remuneration Committee, and Independent Director
3. Mrs. Tasanee Manorot	Member of the Audit Committee and Independent Director
4. Mr. Allen Lew Yoong Keong	Chairman of the Executive Committee

The Company would like to inform that during December 2008 – January 2009, in accordance with the principle of good corporate policy relating to the promoting of shareholders' right, the Company had invited its shareholders to propose agenda at the 2009 Annual General Meeting of Shareholders and to nominate qualified persons to be elected as the Company's director in advance. However, there were no shareholders who had proposed a qualified nominee to be elected as the Company's director.

Board of Directors' Opinion: The Board, excluding those having special interest, considers the qualifications of retiring directors and agrees with the recommendation by the Nomination and Corporate Governance Committee that all 4 retiring directors have the qualifications pursuant to the Public Company Act B.E. 2535 and their respective expertise and experience related to the Company operation. Therefore, the said 4 directors who are retired by rotation should be re-appointed for another term.

Curricula vitae of the nominated directors, numbers of shares held in the Company, position as director of managerial level in the listed company and other businesses and numbers of board meetings in 2008 are shown in the *Attachment 4.*

Resolution required: a majority vote.

Agenda 9. **To approve the directors' remuneration for 2009;**

Objective and Rationale: In compliance with the Public Company Act B.E. 2535, the General Meeting of Shareholders shall approve the remuneration for the Board of Directors.

Board of Directors' Opinion: By recommendation of the Remuneration Committee, deliberately taking into consideration of appropriateness by a number of factors compared within the same industry together with business expansion and growth of profit of the Company, the total budget should not exceed Baht 13,500,000 (Baht Thirteen Million and Five Hundred Thousand) inclusive of monetary remuneration i.e. monthly retainer fee, attendance fee and yearly bonus should be allocated; a 10% decrease by that of the year 2008, this is to express accountability towards current economic condition. In 2008, the shareholders had approved the remuneration of not exceeding Baht 15,000,000 and total payment was Baht 13,062,000.

Policy on Directors Remuneration for the Year 2009

Director	Monetary Remuneration for 2009 (Baht)		
	Monthly Retainer Fee	Meeting Allowance	Bonus
Board			
Chairman	200,000	x	✓
Member	50,000	25,000	✓
Audit Committee			
Chairman	25,000	25,000	✓
Member	x	25,000	✓
Nomination and Corporate Governance Committee			
Chairman	10,000	25,000	✓
Member	x	25,000	✓
Remuneration Committee			
Chairman	10,000	25,000	✓
Member	x	25,000	✓
Executive Committee			
Chairman	10,000	25,000	✓
Member	x	25,000	✓

Notes:

1) Directors who are executives / employees of the Company / shareholders shall not be entitled to receive such remuneration.
2) Chairman of the Board is not entitled to an additional monthly retainer or meeting allowance if he or she chairs any of the sub-committees.

Resolution required: an affirmative vote of not less than two-thirds of the total number of shareholders attending and eligible to vote.

Agenda 10. **To approve the appointment of the Company's auditors and determine the auditors' remuneration for the year 2009;**

Objective and Rationale: In Compliance with the Public Company Act B.E. 2535, the General Meeting of Shareholders shall approve the appointment of, and fix a fee for the Company's auditor.

Audit Committee's opinion: The Audit Committee took into consideration the nomination and appointment of the external auditor and the annual audit fee for 2009. This process entailed assessing of the current external auditor for its independence, performance from the year 2008, knowledge, competency, experience in the telecommunications industry, supporting units of the audit firm, and also the competitiveness of the audit fee.

The Audit Committee concluded that the external auditors from KPMG Phoomchai Audit Ltd. acted independently and demonstrated a sufficient degree of knowledge and experience required for the purposes of conducting the Company's external audit with a competitive audit fee. The Audit Committee subsequently proposed that the same external auditor, KPMG Phoomchai Audit Ltd., be appointed as the official certified public accountant of the Company for 2009.

Board of Directors' Opinion: the Board agrees with the Audit Committee to select KPMG Phoomchai Audit Ltd. to be the Company's auditor for the second year and recommends the Meeting to approve the appointment of the auditors as follows;

Name of auditors:

1. Mr. Supot Singhasaneh Registration No. 2826
(Never signed the Company's audited financial statements)

2. Mr. Winid Silamongkol Registration No. 3378
(Has signed as the Company's auditor in the Company's audited financial statements since 2008)

3. Ms. Somboon Suprsiripinyo Registration No. 3731
(Never signed the Company's audited financial statements)

4. Mr. Charoen Phosamritlert Registration No. 4068
(Never signed the Company's audited financial statements)

Any of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, KPMG Phoomchai Audit Ltd. is authorized to delegate another one of its to conduct the audit. The Audit fee for 2009 of the Company is recommended at Baht 5,237,000.

Comparison of Audit Fee for 2009 and 2008

Baht	Year 2009 (Proposed year)	Year 2008
Balance Sheets of the Company	2,876,000	2,876,000
Quarterly review inclusive of subsidiaries	2,361,000	2,376,000
Other non-audit fee	None	None
Total **Increase (Decrease)** **(%)**	5,237,000 (15,000) (0.29)	5,252,000

KPMG Phoomchai Audit Ltd. and the four auditors mentioned above are completely independent from the Company and have no relation / interest with the Company / subsidiaries / executives / major shareholders or connected persons; as evidenced by their report on securities holding submitted to the Company.

KPMG Phoomchai Audi Ltd. is also appointed to be the external auditor of subsidiaries for year 2009.

Resolution required: a majority vote.

Agenda 11. To approve the allotment of the additional ordinary shares, reserved for exercising the right to conform to the adjustment prescribed in the Prospectus.

Objective and Rationale: The Company made payments of dividend in 2008 at a rate exceeding 50 per cent of net profit, this thus fell under conditions prescribed in the Prospectus of the ESOP; it is necessary the Company adjust right of those entitled to such ESOP so that their rights would not be prejudiced, by alloting additional ordinary shares for subscription.

Board of Directors' Opinion: The Board recommends the meeting of shareholders to approve an allotment of 1,150,000 ordinary shares at par value of Baht 1 out of unallotted 2,009,693,609 shares at par value of Baht 1 to executives and employees in ESOP program pursuant to adjustment of right as prescribed in the Prospectus *(Attachment 5).*

Resolution required: an affirmative vote of not less than three-fourths of shareholders attending and eligible to vote.

Agenda 12. **To consider other matters (if any)**

The Record Date on which the shareholders have the right to attend and vote in the Company's 2009 Annual General Meeting of Shareholdres will be on 17 March 2009, and the share registration book closing date for gathering shareholders' name under the Article 225 of the Securities and Exchange Act B.E. 2535 will be on 18 March 2009.

Should shareholders have any questions concerning the agenda items that may require clarification from our directors or management at the meeting, please submit your questions in advance to the email address companysecretary@ais.co.th or facsimile:+662 299-5108.

Please be informed and kindly attend the Meeting at day, time and venue as specified above. Shareholders who cannot attend personally are requested to grant a proxy or any independent director under an enclosed proxy form on which the bar code is properly affixed.

You are kindly requested to submit the completed Proxy Form to the Company by Wednesday, 25 March 2009 to the below address;

Company Secretary Office
Advanced Info Service Plc.
414 Shinawatra Tower 1, 21st Floor
Phaholyothin Road, Samsen Nai, Phayathai
Bangkok, 10400
Thailand

For your convenience, shareholders and/or proxies should produce such proxy together with other supporting documents for proper registration. The Company will facilitate in affixing the stamp duty when registering to attend the Meeting.

Yours sincerely,
By order of the Board of Directors
Advanced Info Service Public Company Limited

Mr. Somprasong Boonyachai
Vice-Chairman of the Board of Directors

Attachment 1

Minutes of the Annual General Meeting of Shareholders for the Year 2008
of
Advanced Info Service Public Company Limited
Held on Thursday, 10 April 2008 at 10.00 Hrs.
At the Auditorium, 9th Floor Shinawatra Tower III
1010 Vibhavadee Rangsit Road, Chatuchak, Bangkok.

There were 972 shareholders present in person and by proxy altogether holding 2,589,471,570 shares from the total of 2,960,310,791 shares equivalent to 87.47 percent of the total number of shares issued.

Prior to the Meeting, an officer of the Company explained the procedure for casting votes as follows:

1. To cast vote in each agenda, one share shall have one vote;
2. To sum up the number of votes in each agenda, only the votes disagreeing or abstaining (from which ballots of the respective purposes have been previously collected from those shareholders) shall be extracted from the total votes attending the Meeting whereas the remaining votes shall be regarded to have agreed with each agenda; a vote shall be cast by shareholder or proxy on one opinion only (except in case of custodian by which Proxy allows).
3. As regards Agenda 7 re-election of retired directors, appointment of new director and designation of authorized signatory, all votes shall be cast by every shareholder by using ballots specifying name of shareholder / proxy, number of shares held regardless whether each shareholder agrees, disagrees or abstains the vote; therefore, there will be 4 separate casts of votes for each director; however the designation of authorized signatory shall be cast pursuant to 1 and 2 above.

Dr. Paiboon Limpaphayom, Chairman of the Board of Directors, presided over the Meeting.

He then requested Mr. Somprasong Boonyachai, Executive Chairman and Secretary to the Board of Directors to preside over the Meeting in his behalf.

Chairman of the Meeting first introduced directors, executive, auditor and legal counsel examing the procedure for casting votes, respectively as follows:

Directors:

1. Dr. Paiboon Limpaphayom	Chairman
2. Mr. Somprasong Boonyachai	Executive Chairman and Secretary to the Board
3. Mr. Aviruth Wongbuddhapitak	Chairman of Audit Committee and Member of Remuneration Committee
4. Mrs. Tasanee Manorot	Member of Audit Committee
5. Mr. Surasak Vajasit	Member of Audit Committee, and Nomination Committee and Corporate Governance
6. Mr. Suphadej Poonpipat	Director
7. Mr. Vasukree Klapairee	Director
8. Mr. Yuen Kuan Moon	Director
9. Mr. Vikrom Sriprataks	Director

Directors' Apology :

1. Mr. Allen Lew Yoong Keong	Director

2. Ms. Nidchanun Santhavesuk	Director

Executive:

1. Mr. Pong-amorn Nimpoonsawat	Chief Finance Officer

Auditor:

1. Ms. Varaporn Vorathitikul	Representative from PriceWaterhouse Coopers ABAS Ltd.

Legal Counsel:

1. Ms. Yaowarote Klinboon	White & Case (Thailand) Ltd.

Mr. Somprasong Boonyachai informed the Meeting that this Annual General Meeting of Shareholders was convened on this day pursuant to the resolution of the Board of Directors' Meeting No. 2/2008 held on 19 February 2008 to consider the matters as specified in the notice calling this Meeting dated 7 March 2008. In this regard, the Company's Share Register Book was closed for determining the shareholders' right to attend and vote on this Meeting on 20 March 2008 at 12.00 hours until this Meeting was adjourned.

Since the number of shareholders present in person and by proxy was sufficient to constitute the quorum as required by the Public Company Act B.E. 2535 Section 103 and the Company's Articles of Association Clause 32 i.e. shareholders and proxies amounting to not less than 25 or not less than one half of the total number of shareholders holding not less than one-third of the total number of shares sold of the Company, he thus requested the Meeting to consider the matters in accordance with the following agenda.

1. **Matters to be Informed.**

There were no matters to inform the Meeting.

2. **To certify the Minutes of the Annual General Meeting of Shareholders for the Year 2007, held on 25 April 2007.**

The Chairman requested the Meeting to consider and certify the Minutes of the Annual General Meeting of Shareholders for the year 2007 held on 25 April 2007 as per details in a copy, which had already been distributed to shareholders together with the notice calling this Meeting.

Since there was no shareholder raising any question, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting

RESOLVED THAT The Minutes of the Annual General Meeting of Shareholders for the year 2007 held on 25 April 2007 be and hereby was certified with the following votes:

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. Agreed	2,577,919,734	99.85
2. Disagreed	-	0.00
3. Abstained	3,714,900	0.15
Total	**2,581,714,634**	**100.00**

3. **To be informed of the results of operation for 2007.**

Chairman requested Mr. Vikrom Sriprataks, Director and CEO, to report the Meeting on summary of operations for the year 2007 as follows:

Subscribers (in million)

2003	2004	2005	2006	2007
13.2	15.2	16.4	19.5	24.1

- As at end of 2007, AIS had total subscribers of 24.1 million
- It was a 23% subscriber growth from 2006, or 4.6 million net additions.
- Prepaid subscriber was 91% whereas 9% was postpaid.

Average Revenue Per User (ARPU) (Baht)

	2007	**2006**
Prepaid subscriber	227	262
Postpaid subscriber	744	843
Blended	279	328

- Lower ARPU in 2007 was attributed to subscribers using multi SIM and new subscribers in provinces generating lower revenue.

Mobile Industry Overview

Subscribers (in Million)

2003	2004	2005	2006	2007
22	27	30	40	53

(Penetration in %)

2003	2004	2005	2006	2007
34%	43%	47%	62%	82%

- As at end of 2007, Thailand had 53 million mobile subscribers, represented a 32% year-on-year growth from 2006, or 13 million net additions.
- Mobile penetration rate was 82%

Market share

- AIS approximate subscriber market share: 46%
- AIS approximate revenue market share: 51%

Financial Summary (in Million Baht)

	2007	2006	Variance
Total assets	128,942	134,301	(4.0)
Total liabilities	53,481	56,702	(5.7)
Shareholders' equity	75,461	77,599	(2.8)
Total revenue	108,454	91,428	18.6
Net profit	16,290	16,256	0.2
Earning per share	5.51	5.50	0.2
Average return on equity (ROE)	21.29%	20.64%	

Total assets declined due to a decrease in case to partially repay the debts.

Shareholders' equity declined by 2.8% as the Company continued to pay dividend over 100% of its net profit.

Total revenue increased 18.6% resulted from strong subscriber growth, higher tariffs compared to 2006, IDD revenue growth and a recognition of Interconnection Charge (IC) revenue.

Network capital expenditure (in Billion Baht)

2003	2004	2005	2006	2007
17.5	13.5	16.2	20.1	17.1

Further details appeared in the Annual Report distributed to shareholders together with the notice calling this Meeting.

There was no shareholder raising any question.

As this Agenda was for information to shareholders; therefore, there was no cast of votes.

4. **To approve the Balance Sheet, Profit and Loss Statements Cash Flow Statements for 2007 ended 31 December 2007.**

Chairman proposed the Meeting to consider and approve the Balance Sheets, Profit and Loss Statements, and Cash Flow Statements for 2007 ended 31 December 2007 with auditor's report which had been reviewed by the Audit Committee and approved by the Board of Directors respectively the copies of which were attached to the Notice letter.

Balance sheet as at 31 December (Baht million)	**2007**	**2008**
Current assets	20,586	22,893
Property, plant and equipment and Assets under concession agreements	87,088	88,893
Other assets	21,268	22,515
Total assets	**128,942**	**134,301**
Trade account payable	4,218	5,760
Total borrowings and debentures*	30,349	33,149
Total liabilities	53,481	56,702
Shareholders' equity	75,461	77,599
Total liabilities and shareholders' equity	**128,942**	**134,301**

* Includes swap contract

Statement of Income (Bt: million)	**2007**	**2008**
Total revenues	108,454	91,428
Total cost	70,757	55,956
Gross profit	37,697	35,473
Selling & Administrative expenses	(12,767)	(11,421)
Operating profit	25,525	25,107
Interest expenses	(1,721)	(1,538)
Income tax	(7,562)	(7,460)
Net profit	16,290	16,256

Statement of cash flow for the year 2007

Source of Fund	Bt million		Use of Fund	Bt million
Operating CF before changes in working capital	36,235		CAPEX & Fixed assets	17,105
Share capital and share premium	278		Short-term investments	98
Disposal of property and equipment	27		Repayment of LT borrowing & financial lease	6,523
Short term borrowing	7,368		Repayment of ST borrowing	5,000
Long term borrowing	1,133		Dividend payment	18,658
Cash decrease	4,254		Change in working capital	1,910
Total	**49,294**		**Total**	**49,294**

Since there was no shareholder raising any question, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting

RESOLVED THAT The Balance Sheets, Profit and Loss Statements, and Cash Flow Statements for the year 2007 ended 31 December 2007 be and hereby were approved with the following votes:

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. Agreed	2,578,935,167	99.67
2. Disagreed	-	0.00
3. Abstained	8,628,000	0.33
Total	**2,587,563,167**	**100.00**

5. **To approve the program for issuing and offering of debt instruments.**

Chairman stated to the Meeting that the Board of Directors approved the program for issuing and offering of debt instruments (including, but not limited to debenture, short-term debenture and bill of exchange) proceeds of which shall be used for investment, repaying matured debts and for operating fund for the Company. Details were as follows:

Total amount	Shall not exceed Baht 14 billion or equivalent in other currencies and offering of debt instruments and the total amount of other types of loan procurement (if any) in each year shall not exceed the amount of loan procurement stipulated by the Board of Directors in each year.
Offering	The debt instruments may be offered to public and/or institutional investors and/or specific investors in Thailand (either in whole or in part) and/or outside Thailand in accordance with the relevant notifications of the Office of the Securities and Exchange Commission and may be offered in the same set or several sets at the same time or several times.
Authority	To empower the board of executive committee or person who is empowered by the board of directors and/or the board of executive committee ("Attorney") to be the authorized person to proceed with the issuing and offering debt instruments and to perform other acts relating to the issuing and offering of debt instruments (including (without limitation) to structure, determine and specify the type and any details of the debt instruments, appointment of arranger/underwriter, registrar and/or representative of the debt instrument holders (if any) and the arrangement for the listing of debt instruments on the secondary market, to negotiate, prepare, agree, execute and deliver any agreement and other documents with respect to the issuing and offering of the debt instruments) that the Attorney deems necessary or desirable for the purpose of facilitating or implementing the issuing and offering of the debt instruments including making decisions and carrying out other acts relating to hedging transactions whether in whole or in part in order to protect any risk arising from fluctuation of interest rate and/or currency exchange rate.
Revolving Basis	The Company may issue additional debt instruments in an amount equal to the debt instruments under the program including the Company's outstanding debt instruments which have been redeemed or repurchased by the Company.

Shareholders raised the following queries:

Shareholder : From meeting of shareholders in the past, the meeting approved the issuing of debt instruments in the amount of Baht 12 billion million, please elaborate if the Company has issued such instruments and in what amount. For this particular program, what will be the amount as planned by the Company, how will the Company prepare for risk management, would there be any foreign currencies, how would risk management be.

Chairman: These should be addressed in two parts.
Firstly, the line in the amount of Baht 14 billion will be for preparation depending on financial needs, cash flow position and the Company's image in issuing such debt instruments. The other part was to request approval in principle. In the event the current debts were repaid, the Company would request issuing instruments for the amount equal to what were repaid.

As regards to risk management, the Company is aware of and highly careful in this area. Debts in foreign currencies have now been converted to Thai Baht thereby greatly reducing risk that may arising from foreign exchange.

With respect to interest rate, the Company has continuously implemented appropriate risk management which sometimes results in the Company's gain on foreign exchange, although this is not a prime objective.

Chief Finance Officer:
The Company did not issue debt instruments following approval by meeting of shareholder's mainly due to then unfavorable market conditions. In the meantime, the Company was offered favorable interest rate from other financial institutions. For more details, shareholders may refer to the Annual Report, page 123-127.

Since there was no shareholder raising any further question, the Chairman, then, proposed the Meeting to cast their votes. In addition, shareholders were advised a resolution shall require an affirmative vote of not less than three-fourths of the total number of shareholders attending and eligible to vote.

After due consideration, the Meeting

RESOLVED THAT Program for issuing and offering debt instruments be and hereby were approved with the following votes:

Resolution	**Votes (1 Share = 1 vote)**	**% of the total shares held by shareholders attending and having right to vote**
1. Agreed	2,584,352,667	99.82
2. Disagreed	-	0.00
3. Abstained	4,686,400	0.18
Total	**2,589,039,067**	**100.00**

The votes were of not less than three-fourths of the total number of shareholders attending and eligible to vote.

6. <u>To approve dividend payment to the shareholders for fiscal year 2007.</u>

Mr. Somprasong Boonyachai stated to the Meeting that according to the operation results as aforementioned, the management considered appropriate to allocate the net profit for the Annual Dividends Payment of the year 2007 at the rate of 6.30 Baht per share to shareholders. The Company had proceeded to pay out the interim dividends payment during the first half of the year at the rate of 3.00 Baht per share, the management would thus take opportunity to inform of the interim dividends payment to the Meeting as required by law, thus the dividends for the second half of the year remained at 3.30 Baht per share. Accordingly, the Company's registration book was closed to designate the right of shareholders who are entitled for Dividends Payment as from 12.00 noon of 21 April 2008 and the date of Dividends Payment was fixed on 8 May 2008.

Since there was no shareholder raising any question, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting

RESOLVED THAT Payment of dividend to Shareholders for year 2007 be and hereby was approved with the following votes:

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. Agreed	2,585,244,370	99.85
2. Disagreed	-	0.00
3. Abstained	3,794,900	0.15
Total	**2,589,039,270**	**100.00**

7. **To approve the re-election of retiring directors, appointment of new director and designation of authorized signatory.**

Chairman stated to the Meeting that, according to the Company's Articles of Association, one-third of the Board of Directors shall be retired by rotation at the Annual Ordinary General Meeting of Shareholders provided those retired directors are eligible for re-election. For this Meeting, four directors were to be retired by rotation as follows:

1. Paiboon Limpaphayom, Ph.D.	Chairman of the Board of Directors Chairman of the Remuneration committee Chairman of the Nomination and Corporate Governance Committee
2. Mr. Vasukree Klapairee	Director
3. Mr. Vikrom Sripratаks	Director

Ms. Nidchanun Santhavesuk, another director to be retired by rotation, expressed her intention not to be nominated to be re-elected for another term.

Paiboon Limpaphayom, Ph.D. Mr. Vasukree Klapairee and Mr. Vikrom Sriprataks excused themselves from the Meeting Room.

The Nomination Committee had considered this issue, in the absence of the Chairman, and then considered appropriate to propose to shareholders' meeting that:

1. Dr. Paiboon Limpaphayom, Ph.D., Mr. Vasukree Klapairee and Mr. Vikrom Sriprataks be re-elected for another term;
2. Mr. Hubert Ng Ching-Wah be appointed new director in place of Ms. Nidchanun Santhavesuk; and
3. As Ms. Nidchanun Santhavesuk was one of authorized directors, the authorized signatory be amended to read:
   "Mr. Somprasong Boonyachai and Mr. Vikrom Sriprataks, these two directors signing collectively with the Company Seal affixed"

Details of age, shares held, educational qualifications, working experience, attendance record of the Board of Directors and Committees as well as contribution by each of directors are as attached to Meeting documents delivered to shareholders.

Since there was no shareholder raising any question, the Chairman, then, proposed the Meeting to cast their votes, and requested each shareholder to use ballot no matter whether

shareholder agrees, disagrees or abstain the vote, for each director. In the meantime, votes for designation of authorized signatory shall be by general practice.

After due consideration, the Meeting

RESOLVED THAT Dr. Paiboon Limpaphayom, a director retired by rotation, be and hereby was re-elected with the following votes :

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. Agreed	2,583,461,570	99.77
2. Disagreed	2,212,700	0.09
3. Abstained	3,797,100	0.15
Total	**2,589,471,370**	**100.00**

After due consideration, the Meeting

RESOLVED THAT Mr. Vasukree Klapairee, a director retired by rotation, be and hereby was re-elected with the following votes :

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. Agreed	2,583,461,570	99.77
2. Disagreed	2,212,700	0.09
3. Abstained	3,797,100	0.15
Total	**2,589,471,370**	**100.00**

After due consideration, the Meeting

RESOLVED THAT Mr. Vikrom Sripratak, a director retired by rotation, be and hereby was re-elected with the following votes :

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. Agreed	2,588,055,770	99.95
2. Disagreed	1,413,300	0.05
3. Abstained	2,300	0.00
Total	**2,589,471,370**	**100.00**

After due consideration, the Meeting

RESOLVED THAT Mr. Hubert Ng Ching-Wah be and hereby was re-elected to replace Ms. Nidchanun Santhavesuk with the following votes:

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. Agreed	2,588,053,270	99.95
2. Disagreed	1,413,300	0.05
3. Abstained	4,800	0.00
Total	**2,589,471,370**	**100.00**

After due consideration, the Meeting

RESOLVED THAT The authorized signatory as amended be and hereby was approved with the following votes:

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. Agreed	2,588,057,970	99.95
2. Disagreed	1,413,300	0.05
3. Abstained	100	0.00
Total	**2,589,471,370**	**100.00**

After all votes had been cast and counted, Dr. Paiboon Limpaphayom Ph.D., Mr. Vasukree Klapairee and Mr. Vikrom Sriprataks resumed the Meeting.

8. To approve the directors' remuneration for 2008.

Chairman stated to the Meeting that the Remuneration Committee recommended remuneration for directors be determined in an amount of not exceeding Baht 15,000,000 comprising monthly retainer fee, annual remuneration, attendance fee as per the following details:

Policy on Remuneration for Directors for the Year 2008

Director	Monetary Remuneration for 2008 (Baht)		
	Monthly Retainer Fee	Attendance Fee	Annual Remuneration
Board			
Chairman	200,000	x	✓
Member	50,000	25,000	✓
Audit Committee			
Chairman	25,000	25,000	✓
Member	x	25,000	✓
Nomination Committee			
Chairman	10,000	25,000	✓
Member	x	25,000	✓
Remuneration Committee			
Chairman	10,000	25,000	✓
Member	x	25,000	✓
Executive Committee			
Chairman	10,000	25,000	✓
Member	x	25,000	✓

Notes:
1) Executive directors are not eligible to receive any remuneration as above.
2) Chairman of the Board is not entitled to an additional monthly retainer or attendance fee if he or she chairs any of the sub-committees.

Since there was no shareholder raising any question, the Chairman, then, proposed the Meeting to cast their votes. In addition, shareholders were advised a resolution shall require an affirmative vote of not less than two-thirds of the total number of shareholders attending and eligible to vote.

After due consideration, the Meeting

RESOLVED THAT Directors' remuneration for the year 2008 be and hereby was approved with the following votes:

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. Agreed	2,583,161,470	99.76
2. Disagreed	2,042,900	0.08
3. Abstained	4,267,000	0.16
Total	**2,589,471,370**	**100.00**

The votes were of not less than two-thirds of the total number of shareholders attending and eligible to vote.

9. <u>To approve the appointment of the Company's auditors and determine a fee for 2008.</u>

Mr. Somprasong Boonyachai stated to the Meeting that in compliance with the Company's Articles of Association, the Annual General Meeting of Shareholders shall determine to appoint the Company's auditors and to designate auditing fee of the year 2008, thus proposed the Meeting to consider appointing the Company's auditors namely:

Mr. Supot Singhasaneh	Registration No. 2826
Mr. Winid Silamongkol	Registration No. 3378
Ms. Somboon Suprsiripinyo	Registration No. 3731
Mr. Charoen Phosamritlert	Registration No. 4068

from KPMG Phoomchai Audit Ltd. whereby anyone being authorized to conduct the audit and express the opinion of the financial statement of the Company, provided, in the absence of the above named auditors, KPMG Phoomchai Audit Ltd. is authorized to designate one other CPA to carry out the work, and to approve determining auditing fee of the year 2008 of the Company and subsidiaries the limited amounts of not exceeding 8,622,000 Baht, comprising:

Balance Sheets of the Company	Baht	2,876,000
Quarterly review (Inclusive of subsidiaries)	Baht	2,376,000
Balance Sheets for and payable by each subsidiary	Baht	3,370,000
Total	**Baht**	**8,622,000**

The above named auditors have no relation / interest with the Company / subsidiaries / executives/ major shareholders or connected persons.

Since there was no shareholder raising any question, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting

RESOLVED THAT The appointing of the Company's auditors and determination of fees be and hereby were approved with the following votes:

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. Agreed	2,581,901,857	99.71
2. Disagreed	410,800	0.02
3. Abstained	7,158,813	0.28
Total	**2,589,471,470**	**100.00**

10. To approve the allotment of the additional ordinary shares reserved for exercising the right in pursuance with the ESOP warrants due to the entering into terms and conditions of the Prospectus.

Chairman stated that the Company distributed dividend for the year 2007 at a rate exceeding 50 per cent of net profit, thus fell under conditions prescribed in the Prospectus of the ESOP; it becomes necessary therefore the Company adjust right of those entitled to such ESOP so that their right would not be prejudiced; adjustment will be allotting additional 1,300,000 ordinary shares for subscription at par value of Baht 1out of unalloted 2,010,993,609 shares at par value of Baht 1 to executives and employees in ESOP program as prescribed in the Prospectus, as per details attached to the Notice calling for the Meeting.

Since there was no shareholder raising any question, the Chairman, then proposed the Meeting to cast their votes. In addition, shareholders were advised a resolution shall require an affirmative vote of not less than three-fourths of the total number of shareholders attending and eligible to vote.
After due consideration, the Meeting

RESOLVED THAT The allotment of the additional ordinary shares reserved for exercising the right in pursuance with the ESOP warrants due to the entering into terms and conditions of the Prospectus with the following votes:

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. Agreed	2,367,937,100	91.44
2. Disagreed	207,667,628	8.02
3. Abstained	13,866,842	0.54
Total	**2,589,471,570**	**100.00**

The votes were of not less than three-fourths of the total number of shareholders attending and eligible to vote.

11. <u>To consider other matters (if any).</u>

Shareholders raised the following queries:

Shareholder: What is the target for 3G, how will growth be forecast? Currently, there is news that DPC, a subsidiary, has lost an arbitration case with DTAC of a significant amount, would there be any impact?

Chairman: These should be explained in 2 parts:
The first part is divided into 2 sections: one on 3G being co-operation between TOT and the Company in order to improve network capacity. In an initial period, there will be on trial in selected areas of Bangkok and some provinces with limited network. As a result, revenue can't be compared with gross and should not cause much change. The other is concerned with a new license by the National Telecommunications Commission (NTC). It is reported that a consultant is being sought so as to prescribe relevant criteria and methods although these should be completed by August or September 2008.

The second part is the arbitration case. This is a case of different opinions. However, DPC has set aside a full provision thereby there should be no impact. The Company has also disclosed this issue from the beginning and is now considering as to whether a court case should be proceeded and what procedures would look like.

Shareholder: How would the Company forecast on growth? What is dividend payment policy? Would dividend payment be the same?

Chairman: May I explain this in an industry overview. The Company believes there should be continuing growth in numbers meaning that currently subscribers have been using more than 1 number and as a result growth could be expected by 20%. A positive scenario is price cutting should be seen less while competition should focus more on offering of variety of services. The Company could not elaborate more as such could be considered against regulations by SEC and SET.

With respect to dividend payment, the Company would maintain not to be less than current level.

Shareholder: What would the Company estimate for 3G expenditure? Would there be any impact?

Chairman: The Company has prepared some, but not much, expenditure as a license should be first obtained from NTC. Market conditions should also be taken into consideration. Should there be any impact could not be mentioned very much as it will be against regulations of SEC and SET.

Shareholder: In what area of competition would the Company enter in addition to price promotion?

Chairman: I would compare this to a triangle in that there are a number of subscriber segmentations whereby services cannot be offered the same. The Company should create variety in response to their needs and behavior. Market has seen subscribers have come down to triangle base. Meanwhile, the Company has developed more non-voice services which have grown into 11% of the revenue compared to just 1% in the past. These non-voice services include contents, ringtone, among others. Multi Media Services (MMS) have been

improved partly due to quality of handsets, built – in camera etc. The Company maintains various sections of staff to develop and maintain these services, divided into 5 parts:

1. Network quality;
2. Continuing improvement of services coming from heart such as Call Center;
3. Variety and development of services;
4. Monitoring and analyzing database of subscribers so as to offer more privileges and promotions; and
5. Corporate Social Responsibilities such as giving water tanks to rural areas.

Shareholder: What should be done as regards Number of Portability?

Chairman: I would elaborate in two areas. Firstly, we should understand why subscribers change network. Initially, it was believed that subscribers would change so from larger to smaller network due to cheaper prices. However, this idea was no longer believed because prices offered are very close among operators. Instead, operators should improve network and quality as a forefront and social contribution should become motive.

Secondly, – we should understand when the change would be initiated and who bring about motives. In this respect, database must be constructed and as a result of which motives should come from software developers, then the impact would not be very much.

Shareholder: Will the Company set up a new company to manage 3G?

Chairman: The Company shall first consider terms and conditions of a license.

Shareholder: Does the 1900 network belong to the Company?

Chairman: The 1900 network belongs to, and has been managed by, TOT.

Shareholder: What is an estimated expenditure for 3G?

Chairman: It would be approximately USD 500 million. In an initial stage, 3G will be deployed in major cities such as Bangkok, Chieng Mai, Nakorn Rachasima, Hatyai and etc. and this will not have an impact to subscribers at all due to roaming between networks. Finally, the Company will take into consideration the terms and conditions under a license.

There being no further queries as raised by shareholders, Dr. Paiboon Limpaphayom then thanked all shareholders and declared the Meeting adjourned.

The Meeting was adjourned at 12.00 Hrs.

Signed P. Limpaphayom Chairman of the Meeting
(Dr. Paiboon Limpaphayom, Ph.D)

Signed ____________ Secretary to the Meeting
(Mr. Somprasong Boonyachai)

Dividend Policy and Details of Dividend Payment of Advanced Info Service Plc.

Dividend Policy

The Company can pay dividends to shareholders over 40% of net profit, on the condition that the Company must receive at least an "AA" rating from a credit rating agency that has been approved by the Office of the Securities and Exchange Commission. This rating must be received within a period of 45 days before the approval of the dividend payment by the board of directors.

In the event that the Company is in default of principal or interest payment under the debentures in any installment, the Company shall not pay dividends in any form whatsoever to the shareholders of the Company.

The Company (and its subsidiaries) intends to pay dividends to shareholders not less than 40% of net profit after tax reported in the Consolidated Financial Statement. In the event that the Company is in default of principal or interest payment under the debentures in any installment, the Company shall not pay dividends in any form whatsoever to the shareholders of the Company. Dividend payment will depend on cash flow and investment obligation of Company and subsidiaries including any necessity and suitability in the future. And it shall not exceed the retained earnings which indicated in Company Financial Statement.

Details of Dividend Payment

According to Public Limited Company Act, the Company shall allocate not less than five percent of its annual net profit less the accumulated losses brought forward (if any) to legal reserve until this reserve attains an amount not less than ten percent of the registered capital. This has been already performed by the Company.

Details of Dividend Payment	2008 (Proposed year)	2007
1. Net Profit (Baht)	16,409,035,972	16,290,466,659
2. Share Amount		
2.1 Amount of Share for Interim Dividend	2,961,739,547 Shares	2,957,155,719 Shares
2.2 Amount of Share for Annual Dividend	2,961,748,766 Shares* (approximately)	2,961,077,241 Shares
3. Total Dividend Payment (Baht per Share)	6.30	6.30
3.1 Interim Dividend (Baht per Share)	3.00	3.00
3.2 Annual Dividend (Baht per Share)	3.30	3.30
4. Total Dividend Amount (Baht)	18,658,989,568.80 (approximately)	18,643,022,052.30
5. Dividend Payout Ratio (Percent)	113.71	114.44

* Total shares as of 3 March 2009. The Company will acknowledge the absolute shares on 20 April 2009, the Record Date to determine the right to receive dividend.

Attachment 3

The Issuing and Offering of Debentures

The Board of Directors has considered the Issuing and Offering of Debentures of the Company for investment, repayment of the matured debt and for working capital of the Company. The details of which are as follows:

Total Amount:	shall not exceed Baht 15,000,000,000 or equivalent in other currencies with condition that the approved amount for issuing and offering of debentures will be valid from the date of the Annual General Meeting (AGM) of the year 2009 until the date of the AGM of the year 2010.
Offering:	The debentures may be – offered to public and/or institutional investors and/or specific investors in Thailand (either in whole or in part) and/or outside Thailand in accordance with the relevant notifications of the Office of the Securities and Exchange Commission, the Capital Market Supervisory Board or the relevant rules and regulations – offered to the existing debenture holders prior to the offering to the general investors in accordance with the relevant notifications of the Office of the Securities and Exchange Commission, the Capital Market Supervisory Board or the relevant rules and regulations – offered in the same set or several sets at the same time or several times.
Authority:	to empower the Executive Committee or person who is empowered by the Board of Directors and/or the Executive Committee and/or the Authorized Directors of the Company ("**Attorney**") to be the authorized person to decide and proceed with the issuing and offering debentures and to perform other acts relating to the issuing and offering of debentures (including (without limitation) to structure, determine and specify the type and any details of the debentures, appointment of arranger/underwriter, registrar and/or representative of the debentures holders (if any) and the arrangement for the listing of debentures on the secondary market, to negotiate, prepare, agree, execute and deliver any agreement and other documents with respect to the issuing and offering of the debentures) that the Attorney deems necessary or desirable for the purpose of facilitating or implementing the issuing and offering of the debentures including making decisions and carrying out other acts relating to hedging transactions (whether in whole or in part) in order to protect any risk arising from fluctuation of interest rate and/or currency exchange rate.
Approval by Shareholders of the Company	As the Public Company Act B.E. 2535 (as amended), the issuing and offering of debentures must be approved by the shareholders of the Company. The Board of Directors has considered and concurred to propose the issuing and offering of debentures to the Annual General Meeting of the shareholders for approval accordingly.

Preliminary information of the retired Directors being proposed for re-election



Name	Mr. Somprasong Boonyachai
Age (year)	53
Position	Vice-Chairman of the Board of Directors, Member of the Remuneration Committee, and Member of the Nomination and Corporate Governance Committee
Starting Date of Directorship	March 28, 1994
Tenure	15 years
% Shareholding	- None -
Highest Education	Mater Degree Engineering, Asian Institute of Technology
Governance Training of IOD	DAP: Director Accreditation Program Class 30/2004, DCP: Director Certification Program Class 65/2005

Working Experiences

2008 - Present	Vice-Chairman of the Board of Directors, Advanced Info Service Plc. Chairman of the Group Executive Committee, Shin Corporation Plc.
2007 - Present	Director, Shin Corporation Plc.
2006 - Present	Director, Thaicom Plc.
2004 - Present	Director, Praram 9 Hospital Co., Ltd.
1997 - Present	Independent Director, Power Line Engineering Plc.
2000 - 2008	Member of the Executive Committee, Shin Satellite Plc.
2004 - 2007	Member of the Executive Committee, CS LoxInfo Plc. Director and Member of the Executive Committee, ITV Plc.
2000 - 2007	Group Vice Chairman of the Group Executive Committee, Shin Corporation Plc.
1999 - 2008	Director and Chairman of the Executive Committee, Advanced Info Service Plc.
1997 - 1998	Vice Chairman of the Executive Committee - Wireless Communications, Shinawatra Group
1995 - 1996	Senior President, Advanced Info Service Plc.
1994 - 1995	President, Advanced Info Service Plc.
1993 - 1994	President, Shin Satellite Plc.
1992 - 1993	Executive Vice President (Operation 4), Shinawatra Group

Director/Management Position in other companies

- Listed Company — 3 Companies
  - Shin Corporation Plc.
  - Thaicom Plc.
  - Power Line Engineering Plc.
- Non-listed company — 12 Companies
- Other company that compete with/relate to the company — - None -

Attend of meeting in 2008

- The Board of Directors Meeting — 10/10 times
- The Remuneration Committee Meeting — 4/4 times
- The Nomination and Corporate Governance Committee Meeting — 4/4 times

Illegal Record in past 10 years - None -

Relationship with Management - None -

Preliminary information of the retired Directors being proposed for re-election



Name	Mr. Aviruth Wongbuddhapitak
Age (year)	60
Position	Director , Chairman of the Audit Committee, Member of the Remuneration Committee, and Independent Director
Starting Date of Directorship	July 12, 2006
Tenure	2 years and 9 months
% Shareholding	- None -
Highest Education	Master Degree in Business Administration, New York University, USA
Governance Training of IOD	The Board's Role in Setting Effective Compensation Policy, DCP: Director Certification Program Class 8/2001

Working Experiences	2008 - Present	Advisor, Bureau of the Crown Property
	2007 - Present	Chairman of the Board Of Directors, Marble Co., Ltd.
	2006 - Present	Chairman of the Audit Committee and Director, Advanced Info Service Plc.
		Advisor, Siam Cement Plc.
		Expert Member of the Board of Directors, Government Pension Fund
		Expert Member of Investment Committee, Government Pension Fund
	2003 - Present	Director and Member of the Executive Director, Thai Plastic and Chemicals Plc.
		Director and Member of the Executive Director, CPB Equity Co., Ltd.
		Director, CPB Property Co., Ltd.
	1995 - Present	Director and Chairman of the Executive Director, Deves Insurance Plc.
	2007 - 2008	Director, Thai Airways International Plc.
	2005 - 2008	Assistance of Director, Bureau of the Crown Property
	2001 - 2008	Chairman of the Board of Director, IT One Co., Ltd.
	2003 - 2005	President, Cementhai Property Plc.
	1995 - 2003	Vice President & CFO, Siam Cement Plc.
	1990 - 1995	President, TileCera Inc., USA
	1980 - 1990	Managing Director of Thai Ceramics, Sanitary Wares & Ceramic Tiles, COTTO
	1977 - 1980	Finance Manager of Siam Kraft Co., Ltd.
	1969 - 1977	Finance & Accounting Officer, Siam Cement Group

Director/Management Position in other companies	▪ Listed Company	2 Companies	- Deves Insurance Plc. - Thai Plastic and Chemicals Plc.
	▪ Non-listed company	3 Companies	
	▪ Other company that compete with/relate to the company	- None -	
Attend of meeting in 2008	▪ The Board of Directors Meeting	8/10 times	
	▪ The Audit Committee Meeting	13/13 times	
	▪ The Remuneration Committee Meeting	4/4 times	
Illegal Record in past 10 years	- None -		
Relationship with Management	- None -		

Having the following interests in the Company, parent company, subsidiaries, affiliates or any legal entities that have conflicts, at present or in the past 2 years

1. Being a director that take part in managing day-to-day operation, employee, or advisor who receive a regular salary or fee	- No -
2. Being a professional service provider (i.e., auditor, lawyer)	- No -
3. Having the significant business relations that may affect the ability to perform independently	- None -

Preliminary information of the retired Directors being proposed for re-election



Name	Mrs. Tasanee Manorot
Age (year)	63
Position	Director, Member of the Audit Committee and Independent Director
Starting Date of Directorship	April 24, 2006
Tenure	3 years
% Shareholding	- None -
Highest Education	Bachelor Degree in Commerce and Accountancy, Chulalongkorn University
Governance Training of IOD	DCP: Director Certification Program Class 32/2003, Advanced Management Program, Harvard Business School, USA

Working Experiences

2006 - Present	Director and Member of the Audit Committee, Advanced Info Service Plc.
2002 - 2005	Senior Executive Vice President, TOT Corporation Plc.
2001 - 2005	Director, Advanced Info Service Plc.
2000 - 2002	Senior Executive Vice President, Telephone Organization of Thailand
1999 - 2000	Executive Vice President, Telephone Organization of Thailand
1996 - 1999	Vice President of Finance Department, Telephone Organization of Thailand

Director/Management Position in other companies

- Listed Company - None -
- Non-listed company - None -
- Other company that compete with/relate to the company - None -

Attend of meeting in 2008

- The Board of Directors Meeting 10/10 times
- The Audit Committee Meeting 13/13 times

Illegal Record in past 10 years - None -

Relationship with Management - None -

Having the following interests in the Company, parent company, subsidiaries, affiliates or any legal entities that have conflicts, at present or in the past 2 years

1. Being a director that take part in managing day-to-day operation, employee, or advisor who receive a regular salary or fee - No -
2. Being a professional service provider (i.e., auditor, lawyer) - No -
3. Having the significant business relations that may affect the ability to perform independently - None -

Preliminary information of the retired Directors being proposed for re-election



Name	Mr. Allen Lew Yoong Keong	
Age (year)	53	
Position	Director and Chairman of the Executive Committee	
Starting Date of Directorship	March 20, 2006	
Tenure	3 years and 1 month	
% Shareholding	- None -	
Highest Education	Master Degree in Science (Management), Massachusetts Institute of Technology, USA	
Governance Training of IOD	- None -	
Working Experiences	2008 - Present	Chairman of the Executive Committee, Advanced Info Service Plc.
	2006 - Present	Director, Advanced Info Service Plc. Chief Executive Officer-Singapore, Singapore Telecom Pte. Ltd.
	2006 - 2008	Member of the Executive Committee, Advanced Info Service Plc.
	2005 - 2006	Managing Director - Consumer (Optus)
	2001 - 2005	Managing Director - Mobile (Optus)
	1999 - 2001	Chief Operating Officer, Advanced Info Service Plc.
	1995 - 1999	Chief Operating Officer, Singapore Telecom International
Director/Management Position in other companies	■ Listed Company	- None -
	■ Non-listed company	2 Companies
	■ Other company that compete with/relate to the company	- None -
Attend of meeting in 2008	■ The Board of Directors Meeting	3/10 times
	■ The Executive Committee Meeting	11/15 times
Illegal Record in past 10 years	- None -	
Relationship with Management	- None -	

Attachment 5

(Translation)

Capital Increase Report Form

Advanced Info Service Public Company Limited

18 February 2009

We, Advanced Info Service Public Company Limited (the "**Company**"), hereby report on the resolution of the Board of Directors No. 2/2009, held on 18 February 2009 in respect of a share allotment as follows:

1. Capital increase

The Board of Directors has approved the allotment of 1,150,000 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 1,150,000, to reserve for the exercise of warrants to be issued to the Company's directors and employees under ESOP Programs to conform to the adjustment as specified in the Prospectus.

2. Allotment of new shares

The Board of Directors has resolved to allocate 1,150,000 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 1,150,000, to reserve for the exercise of warrants to be issued to the Company's directors and employees under ESOP Programs. The allotments will be proposed to the shareholders for consideration and approval, details as follows:

2.1 The details of the allotment

Allotted to	**Number (shares)**	**Ratio (old : new)**	**Exercise price per share (Baht)**	**Subscription and payment period**	**Note**
Existing Shareholders	-	-	-	-	-
General public	-	-	-	-	-
Other persons *(specify)*	-	-	-	-	-
To reserve for the exercise of the warrant (ESOP Programs), due to the adjustment as specified in the Prospectus, totaling 1,150,000 shares.	1,150,000	-	-	-	-

2.2 The Company's plan in case there is a fraction of shares remaining

-None-

2.3 The remaining unallocated shares

The remaining unissued shares are 2,008,543,609 shares with par value of Baht 1 each, totaling Baht 2,008,543,609.

3. **Schedule for Shareholders Meeting to approve the capital increase/ allotment**

The 2009 Annual General Meeting of Shareholders will be held on 8 April 2009, at 14.00 hours. at the Auditorium Room, 9th Floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Chatuchak, Bangkok. The Company will fix the Record Date on which shareholders have the right to attend and vote in the 2009 AGM on 17 March 2009 and fix the share registration book closing date on 18 March 2009 for gathering shareholders' name under the Section 225 of the Securities and Exchange Act B.E. 2535.

4. **Approval of the capital increase/ share allotment by relevant governmental agency and conditions thereto (if any)**

The Company will register the increase of paid-up capital at the Ministry of Commerce when the warrants are exercised to ordinary shares and seek approvals from the Stock Exchange of Thailand to list such newly issued ordinary shares as listed securities and trading in the Stock Exchange of Thailand.

5. **Objectives of the capital increase and plans for utilizing proceeds received from the capital increase**

The Company will use the proceeds from exercise of warrants as its working capital.

6. **Benefit to the Company from the capital increase/ share allotment:**

To allot the additional shares to reserve for the adjustment of exercise ratio of ESOP warrants adequately due to the entering into terms and conditions of the Prospectus. The Company should maintain the right of ESOP holders' right as specified in the Prospectus.

7. **Benefit to the shareholders from the capital increase/share allotment:**

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn being about long-term benefit to the Company, as well as retain them with the Company, resulting in improvement of the Company's performance.

The newly issued shares from exercise of warrants will have the same rights as that of the increased shares, previously issued, and be entitled to receive dividends from the date that their name are listed in the share register book submitted to the Ministry of Commerce.

8. **Other details necessary for shareholders to approve the capital increase/share allotment:**

Regarding the dividends payments of the company for 2008, the Company has approved dividends payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP), as stated in the Prospectus. The ESOP warrant holders' rights shall not be decreased.

The Company, therefore, will allot additional shares to be reserved for the new exercise ratio of ESOP adequately.

9. Action plan after the Board of Directors of the Company passed a resolution approving the capital increase or allotment of new shares:

Date	Actions
18 February 2009	Board of Director's Meeting has resolved to allot additional shares for supporting the exercise of the warrants to purchase the ordinary shares and notified the Stock Exchange of Thailand.
17 March 2009	The Record Date to determine the right to attend and vote in the 2009 Annual General Meeting of Shareholders.
18 March 2009	The share registration book closing for gathering shareholders' names under the Section 225 of the Securities and Exchange Act B.E. 2535.
8 April 2009	The holding of the 2009 Annual General Meeting of Shareholder.

The Company hereby certifies that the information contained in this report form is true and complete in all respects.

Signed *-Signed* authorized director
(Mr. Somprasong Boonyachai)
Vice-Chairman of the Board of Directors

Signed *-Signed-* authorized director
(Mr. Vikrom Sriprataks)
Director

Definition of Independent Director of Advanced Info Service Plc.

An Independent Director is a qualified individual and possesses an independency according to the Company's Corporate Governance Policy established by the Board, and the criteria established by the Stock Exchange of Thailand, which have been defined more restrictively than the criteria established by the Stock Exchange of Thailand. An Independent Director must:

1. hold shares *not* exceeding 0.5 per cent of the total number of voting rights of the Company, its parent company, subsidiary, affiliate or juristic person which may have conflicts of interest, including the shares held by related persons of the independent director;

2. *neither* be *nor* have been an executive director, employee, staff, or advisor who receives salary, or a controlling person of the Company, its parent company, subsidiary, affiliate, same-level subsidiary or juristic person who may have conflicts of interest. Audit Committee Member who shall be appointed on or after 1 July 2010 shall have ended the foregoing relationship *not* less than two years prior to the date of appointment;

3. *not* have a business relationship with the Company, its parent company, subsidiary, affiliate or juristic person who may have conflicts of interest, in the manner which may interfere with his independent judgment, and *neither* being *nor* having been a major shareholder, non-independent director or executive of any person having business relationship with the Company, its parent company, subsidiary, affiliate or juristic person who may have conflicts of interest. Audit Committee Member who shall be appointed on or after 1 July 2010 shall have ended the foregoing relationship *not* less than two years prior to the date of appointment.

   The term 'business relationship' aforementioned under paragraph one includes any normal business transaction, rental or lease of immovable property, transaction relating to assets or services or grant or receipt of financial assistance through receiving or extending loans, guarantee, providing assets as collateral, including any other similar actions, which result in the Company or its counterparty being subject to indebtedness payable to the other party in the amount of three percent or more of the net tangible assets of the Company or twenty million Baht or more, whichever is lower. The amount of such indebtedness shall be calculated according to the calculation method for value of connected transactions under the Notification of the Commission of the Stock Exchange of Thailand Re: Disclosure of Information and Act of Listed Companies Concerning the Connected Transactions *mutatis mutandis*. The consideration of such indebtedness shall include indebtedness taking place during the course of one year prior to the date on which the business relationship with the person commences;

4. *not* be a person related by blood or registration under laws, such as in the manner of father, mother, spouse, sibling, and child, including spouse of the children, executives, major shareholders, controlling persons, or persons to be nominated as executive or controlling persons of the Company or its subsidiary;

5. *not* be a director who has been appointed as a representative of the Company's director, major shareholder or shareholders who are related to the Company's major shareholder;

6. *neither* be *nor* have been an auditor of the Company, its parent company, subsidiary, affiliate or juristic person who may have conflicts of interest, and *not* being a major shareholder, non-independent director, executive or partner of an audit firm which employs auditors of the Company, its parent company, subsidiary, affiliate or juristic person who may have conflicts of interest. Audit Committee Member who shall be appointed on or after 1 July 2010 shall have ended the foregoing relationship *not* less than two years prior to the date of appointment.

7. *neither* be *nor* have been any professional advisor including legal advisor or financial advisor who receives an annual service fee exceeding two million Baht from the Company, its parent company, subsidiary, affiliate or juristic person who may have conflicts of interest, and *neither* being *nor* having been a major shareholder, non-independent director, executive or partner of the professional advisor. Audit Committee Member who shall be appointed on or after 1 July 2010 shall have ended the foregoing relationship *not* less than two years prior to the date of appointment.

8. *not* be a director assigned by the Board of Directors to take part in the business decision of the Company, its parent company, subsidiary, affiliate, same-level subsidiary or juristic person who may have conflicts of interest;

9. *not* be a director of other listed companies, which are the parent company, subsidiary or same-level subsidiary.

10. be able to perform duties, or express opinions or reports as assigned by the Board of Directors without any characteristics which render him incapable of expressing independent opinions with regard to the Company's business affairs.

The Information of Independent Director

Advanced Info Service Plc.



Name	Mr. Aviruth Wongbuddhapitak	
Age (year)	60	
Address	414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400	
Position	Director, Chairman of the Audit Committee, Member of the Remuneration Committee and Independent Director	
Highest Education	Master Degree in Business Administration, New York University, USA	
Governance Training of IOD	DCP : Director Certification Program 8/2001	
Working Experiences	2007 - Present	Chairman of the Board of Director, Marble Co., Ltd.
	2006 - Present	Chairman of the Audit Committee and Independent Director, Advanced Info Service Plc.
		Veteran, Investment Management Sub-Committee, Government Pension Fund
		Advisor, Siam Cement Plc.
	2003 - Present	Director and Member of the Executive Director, Thai Plastic and Chemicals Plc.
		Director and Member of the Executive Director, CPB Equity Co., Ltd.
		Director, CPB Property Co., Ltd.
	2001 - Present	Director and Chairman of the Board of Director, IT One Co., Ltd.
	1995 - Present	Director and Chairman of the Executive Director, Deves Insurance Plc.
	2003 - 2005	President, Cementhai Property Plc.
	1995 - 2003	Vice President & CFO, Siam Cement Plc.
	1990 - 1995	President, TileCera Inc., USA
	1980 - 1990	Managing Director of Thai Ceramics, Sanitary Wares & Ceramic Tiles, COTTO
	1977 - 1980	Finance Manager of Siam Kraft Co., Ltd.
	1969 - 1977	Finance & Accounting Officer, Siam Cement Group
Illegal Record in past 10 years	- None -	
Relationship with Management	- None -	
Conflict of Interest	- Agenda 7: To approve the re-appointments of retiring director, because of being retiring director who is proposed for re-election. - Agenda 8: To approve the directors' remuneration for 2009.	

The Information of Independent Director

Advanced Info Service Plc.



Name	Mrs. Tasanee Manorot
Age (year)	63
Address	414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400
Position	Director, Member of the Audit Committee and Independent Director
Highest Education	Bachelor Degree in Commerce and Accountancy, Chulalongkorn University
Governance Training of IOD	Advanced Management Program, Harvard Business School. USA. DCP : Director Certification Program 32/2003
Working Experiences	2006 - Present Director and Member of the Audit Committee, Advanced Info Service Plc. 2002 - 2005 Senior Executive Vice President, TOT Corporation Plc. 2001 - 2005 Director, Advanced Info Service Plc. 2000 - 2002 Senior Executive Vice President, Telephone Organization of Thailand 1999 - 2000 Executive Vice President, Telephone Organization of Thailand 1996 - 1999 Vice President of Finance Department, Telephone Organization of Thailand
Illegal Record in past 10 years	- None -
Relationship with Management	- None -
Conflict of Interest	- Agenda 7: To approve the re-appointments of retiring director, because of being retiring director who is proposed for re-election. - Agenda 8: To approve the directors' remuneration for 2009.

The Information of Independent Director

Advanced Info Service Plc.



Name	Mr. Surasak Vajasit	
Age (year)	55	
Address	414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400	
Position	Director, Member of the Audit Committee, Member of the Nomination and Corporate Governance and Independent Director	
Highest Education	Barrister-at-law, Lincoln's Inn	
Governance Training of IOD	DAP : Director Accreditation Program 29/2004	
Working Experiences	2006 - Present	Director, Member of the Audit Committee, Member of Nomination and Corporate Governance, Advanced Info Service Plc.
	2005 - Present	Partner, Hunton & Williams (Thailand) Limited
	1997 - Present	Director, Thai Tollow and Oil Company Limited
	2004 - 2006	Director and Independent Director, Shin Corporation Plc.
	2004 - 2005	Director, Coudert Brothers Company Limited
	1981 - 1988	Judge The Buri Ram, Phetchabun and Bangkok Province Court
Illegal Record in past 10 years	- None -	
Relationship with Management	- None -	
Conflict of Interest	Agenda 8: To approve the directors' remuneration for 2009.	

Attachment 8

Company's Articles of Association concerning the Shareholders Meeting

1. Closing of Share Registration Book

Article 15 In the course of 21 days prior to each meeting of the shareholders, the Company may suspend the registration of share and notify the shareholders in advance by placing the notice at the head office and its branch office not less than 14 days before the date commencing the suspension of share transfer.

2. Rule and procedure to elect the Board of Directors

Article 17 The meeting of shareholders shall elect the Board of Directors in accordance with the rules and procedures as follows:

(1) every shareholder shall have one vote for each share of which he is the holder;

(2) each shareholder may exercise all the votes he has under the (1) above to elect one or several director(s). In the event of electing several directors, he may not allot his votes to each unequally.

(3) the persons receiving the highest votes in their respective order of the votes shall be elected as directors at the number equal to the number of directors required at that time. In the event of an equality of votes among the persons elected in order of respective high numbers of votes, which number exceeds the required number of directors of the Company at that time, the chairman of the meeting shall be entitled to a second or casting vote.

3. Calling of Shareholders Meeting

Article 30 The Board of Directors shall arrange for an Annual General Meeting of Shareholders within 4 months from the last day of the fiscal year of the Company.

The meeting of shareholders other than that in the first paragraph shall be called the Extraordinary General Meetings of Shareholders.

The Board of Directors may summon an Extraordinary General Meeting of Shareholders whenever the Board thinks appropriate. The shareholders holding shares altogether at not less than one-fifth of the total number of shares sold or not less than 25 shareholders holding shares altogether at not less than one-tenth of the total number of shares sold may submit their names in a letter requesting the Board of Directors to summon an Extraordinary General Meeting of Shareholders at any time but they shall give express reasons for such request in the said letter. In such case, the Board of Directors shall arrange for the meeting of shareholders to be held within one month from the date of receipt of such request from the shareholders.

Article 31 In summoning for any meeting of shareholders, the Board of Directors shall send notice of the meeting specifying the place, date, time, agenda of the meeting and the subject matter to be submitted to the meeting together with reasonable details and shall deliver the same to the shareholders and the Registrar for reference not less than 7 days prior to the meeting. Besides, the notice of the meeting shall also be announced in a newspaper for not less than three days before the meeting.

4. The Quorum

Article 32 The meeting of shareholders must be attended by not less than 25 shareholders or proxy (if any) or not less than a half of total number of shareholders holding an aggregate number of shares not less than one-third of all shares sold in number to constitute a quorum.

In the event at any meeting of shareholders, after one hour from the time fixed for the meeting commencement, the number of shareholders present is still not enough to form a quorum as required, if such meeting of shareholders was requested for by the shareholders, such meeting shall be revoked. If such meeting of shareholders was not called for by the shareholders, the meeting shall be called for again and in the latter case notice of the meeting shall be delivered to shareholders not less than 7 days before the meeting. In the subsequent meeting no quorum is required.

5. Granting Proxy

Article 33 At a meeting of shareholders, shareholders may appoint any other person who is sui juris as proxy present and voting on his behalf. The proxy form must be dated and signed by the principal and according to the form as prescribed by the Registrar.

The proxy form must submitted to the Chairman of the Board or other person designated by the Chairman of the Board at the meeting venue before the proxy attending the meeting.

6. Voting

Article 34. The resolution of the meeting of shareholders shall be supported by the following votes:

(1) in a normal case, by the majority vote of the shareholders who attend the meeting and have the right to vote. In case of an equality of vote, the chairman of the meeting shall be entitled to a casting vote.

(2) in the following cases, by a vote of not less than three-fourths of the total number of shareholders present at the meeting and entitled to vote:

a the sale or transfer of whole or essential parts of business of the Company to other persons.

b the purchase or acceptance of transfer of businesses of other companies or private companies to the Company's own.

c entering into, amending or terminating the contract relating to the leasing out of business of the Company in whole or in essential parts; the assignment to anyone else to manage the businesses of the Company or the amalgamation of the businesses with other persons with an objective to share profit and loss.

d amendment of the Memorandum of Association or Articles of Association of the Company.

e increase or decrease of the capital of the Company or the issuance of debentures.

f the amalgamation or liquidation of the Company.

Attachment 9

Notes on documents and evidence identifying shareholders and proxies eligible to register, attend and vote at the Meeting

The Company shall convene the 2009 Annual General Meeting of Shareholders on 8 April 2009 at 14.00 hours at Auditorium, 9th Floor, Shinawatra 3, 1010 Viphavadee Rangsit Road, Chatuchak, Bangkok 10900. In this connection, the Company shall proceed with a Barcode system so as to promote transparency, fairness and benefits for shareholders. The Company considers appropriate to impose procedures on review of documents and evidence identifying shareholders and proxies eligible to register, attend and vote at the Meeting as follows:

1. Proxy Form

The Department of Business Development, the Ministry of Commerce issued a notification re: Prescription of a Proxy Form (No. 5) B.E. 2550; the Company has therefore prepared a proxy form for shareholders who cannot attend the Meeting. A proxy may be any independent director.

1.1 The Company attaches to the Notice a Proxy Form B. which prescribes certain particulars.

1.2 In the event shareholders wish to apply a Proxy Form A. being a simple proxy form, or Proxy Form C. for foreign investors appointing custodians as depositary, both Forms can be downloaded from the Company Website www.investorrelations.ais.co.th. In all cases, please produce the Proxy Form B. on which a Barcode is affixed on the date of Meeting.

Shareholders may apply either Form A or B while foreign investors appointing custodians as depositary in Thailand can select Form A, B or C.

2. Documents to be produced prior to the Meeting

Person

1. Personal attendance: ID Card, Civil Servant Card, or Driving License supported by any documents in case of change thereto; please produce the Proxy Form B as well.

2. Proxy:
   - any Proxy Form duly filled in and signed by shareholder and proxy;
   - copies of ID Card, Civil Servant or Driving License duly certified by shareholder and proxy;
   - copy of ID Card, Civil Servant or Driving License duly certified by proxy at point of registration.

   In the event shareholder wishes to apply Proxy Form A, please also produce Proxy Form A on which a Barcode has been affixed on the date of the Meeting.

Juristic Entity

1. Personal attendance by director
   - any Proxy Form duly filled in and signed by shareholder and proxy;
   - copy of a company certificate duly certified by authorized director(s) containing particulars that director(s) attending the Meeting is(are) duly authorized;
   - copy(ies) of ID Card or others issued by competent authorities duly certified by such director(s).

   In the event shareholder wishes to apply Proxy Form A, please also produce Proxy Form B on which a Barcode has been affixed on the date of the Meeting.

2. Proxy:
   - any Proxy Form duly filled in and signed by authorized director(s) of shareholder and proxy;
   - copy of a company certificate duly certified by authorized director(s) containing particulars that director(s) affixing signature(s) on the Proxy Form is(are) duly authorized;
   - copy(ies) of ID Card or others issued by competent authorities to director(s) who is(are) director(s) duly certified by him/her/them;
   - copies of ID Card or others issued by competent authorities to proxy duly certified together with originals thereof at point of registration.

   In the event shareholder wishes to apply Proxy Form A, please also produce Proxy Form B on which a Barcode has been affixed on the date of the Meeting.

3. Custodian appointed as depositary by foreign investors
   3.1 documents as under juristic entity 1 and 2 shall be prepared;
   3.2 in the event custodian has been authorized to sign on proxy, the following documents shall be produced:
      - a power of attorney appointing such custodian to sign on proxy;
      - a confirmation letter that signatory has been licensed to engage in custodian business.

   In the event shareholder wishes to apply Proxy A or C, please also produce Proxy Form B on which a Barcode has been affixed on the date of the Meeting. If an original document is not made in English, please attach the English translation duly certified by director(s) of such juristic entity.

3. Registration

The Company shall proceed with registration not less than two hours prior to the Meeting or from 12.00 noon, Wednesday, 8 April 2009 at the venue with a map attached to the Notice.

4. Casting Votes Criteria

General agenda

1. A vote in each agenda shall be one share one vote. Shareholders shall only vote for: agree, disagree or abstain while splitting of votes is not allowed, except in the case of custodian.

2. Proxy:
   2.1 Proxy shall cast a vote only as specified in the Proxy; non-compliance shall not constitute a valid vote by shareholders.
   2.2 In the event no instruction has been specified, or instruction is not clear on the Proxy on each agenda, or the Meeting considers or votes on any issue other than those specified on the Proxy, or there would be any amendment to or change in facts, then proxy shall have discretion to consider and vote as appropriate.

Director agenda

According to Article 17 of the Company's Articles of Association, the Meeting of shareholders shall elect directors in accordance with the rules and procedures as follows:

1. Every shareholder shall have one vote for each share of which he is the holder;
2. Each shareholder may exercise all the votes he has under 1. above to elect one or several director(s). In the event of electing several directors, he may not allot his votes to each unequally.
3. The persons receiving the highest votes in their respective order of the votes shall be elected as directors at the number equal to the number of directors required at that time.

In the event of an equality of votes among the persons elected in order of respective high numbers of votes, which number exceeds the required number of directors of the Company at that time, the Chairman of the Meeting shall be entitled to a second or casting vote.

5. Procedures on Casting Votes

Chairman of the Meeting or officer shall explain casting vote: one share per one vote under the following procedures:

5.1 Chairman shall ask the Meeting to cast vote on each agenda as to agreement, disagreement or abstention. A vote shall be cast by shareholder or proxy on one opinion only (except in case of custodian by which Proxy allows).

5.2 Votes shall be counted only by shareholders who disagree or abstain from votes as specified in the ballots distributed by officers of the Company at time of registration so that such ballots shall be summed up and deducted from all votes by shareholders attending the Meeting, and that the remainder counted as agreement on such agenda.

6. Counting and Announcing the Votes

Officers of the Company shall count and sum up votes on each agenda based on a Barcode duly affixed on the ballots received and marked with disagreement or abstention, as the case may be, then deduct same from all votes by shareholders attending the Meeting. Results shall be announced for each agenda.

Attachment 10

Procedures for attending of 2009 Annual General Meeting of Shareholders
Advanced Info Service Public Company Limited
On 8 April 2009



Shareholders of AIS Plc.
Attending in Person
The Company applies Barcode System for Meeting Registration
Proxy
Registering Desk attending in person (commence at 12.00 noon)
Registering Desk by proxy at 12.00 noon
Review the proxy
▪ Producing ID Card
▪ Proxy Form B (with Barcode)
▪ Proxy Form B (with Barcode)
▪ Certified copy of the proxy's and grant's ID Cards
Signing in Registered Document
Getting ballot cards
Attend to the meeting room
The Chairman opens the meeting At 14.00 hours.
The Chairman proposes the agenda in order
If any shareholder wishes to vote against or abstain to vote for any agenda, please raise your hand and give the number of shareholding in the ballot.
An inspector (an external lawyer will be present to observe the voting procedures in order to ensure they are transparent and in compliance with the Company's Articles of Association, and all related laws and regulations.
Company's officers collect the ballot only for the shareholder who votes against or abstain to vote/conclude the result
The Chairman announces the vote to the meeting

***Please return to the Company's officers the ballot for every agenda when the meeting be completed.**

Attachment 11



Location Map - Shinawatra Tower 3
Shinawatra Tower 3
To Don Muang Airport
Ngamvongwan Rd.
Ratchadaphisek Rd.
S.C.B Park
Soi 21
Phaholyothin Rd.
Ladprao Rd.
Ladprao
ISUZU
Din Daeng Expressway
Viphavadee Rangsit Rd.
PTT
Ratchayothin
BTS Sky Train Station
Chatuchak Park
Expressway

Auditorium Room, 9th Floor, Shinawatra Tower 3
1010 Viphavadee Rangsit Road, Chatuchak, Bangkok
Tel. 02-949-2000

Viphavadi Rangsit Road : Bus no. 3, 29, 52 Air condition bus no. 10, 29
Phahol Yothin Road : Bus no. 27, 39, 59 Air condition bus no. 39